Filed pursuant to Rule 424(b)(3)
Registration No: 333-103019
2200 Powell Street, Suite 300
Emeryville, California 94608

February 10, 2003

Dear Extensity, Inc. Stockholders:

     You are cordially invited to attend a special meeting of stockholders of Extensity, Inc. on March 6, 2003 at 9:30 a.m., local time, at the law offices of Cooley Godward LLP, located at 3175 Hanover Street, Palo Alto, California.

     At the special meeting of Extensity’s stockholders, you will be asked to consider and vote upon a proposal to adopt and approve the merger agreement by and among Geac Computer Corporation Limited, Cage Acquisition Inc., and Geac Computers, Inc., each a subsidiary of Geac, and Extensity and the merger of Cage Acquisition Inc. with and into Extensity. As a consequence of the merger, Extensity would become a subsidiary of Geac. If the merger agreement is adopted and approved and the merger is completed, you will be able to elect to receive either 0.627 of a Geac common share or US$1.75 in cash for each share of Extensity common stock you hold. These amounts may change because they are subject to adjustment depending on the amount of Extensity’s working capital at the closing. For a more complete description of the possible working capital adjustment to these amounts, please refer to the section entitled “The Merger — Structure of the Merger and Conversion of Extensity Common Stock” beginning on page 65. If you fail to make a timely election, you will receive all cash in the merger. The fraction of a Geac common share to be issued and the cash to be paid for each share of Extensity common stock will not be adjusted based upon changes in the market price of Geac common shares or Extensity common stock, and therefore the value of the Geac common shares to be received in the merger will fluctuate as the market price of Geac common shares fluctuates.

     Geac common shares are traded on the Toronto Stock Exchange under the symbol “GAC.” On February 7, 2003, the last reported sale price of Geac common shares was CDN$4.08 per share, which represents US$2.68, based on the currency exchange rate on that date. Extensity common stock is listed on the Nasdaq National Market under the symbol “EXTN.” On February 7, 2003, the last reported sale price of Extensity common stock was US$1.73 per share.

     After careful consideration, Extensity’s board of directors has determined that the proposed merger is fair to, and in the best interests of, Extensity and its stockholders. The Extensity board of directors unanimously recommends that you vote “FOR” the adoption and approval of the merger agreement and the merger.

     The proxy statement/ prospectus attached to this letter provides detailed information about Geac, Extensity, the merger and a related proposal. Please give this information your careful attention. For a more complete description of the merger and risk factors you should consider in connection with your vote, you should carefully consider the discussion in the sections entitled “Risk Factors” beginning on page 24 and “The Merger” beginning on page 49.

     By using the enclosed proxy card to vote your shares, you will ensure your representation at the special meeting even if you do not attend in person. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card, as described in the instructions accompanying the enclosed proxy card. Your failure to return the enclosed proxy card will have the same effect as a vote against the merger, unless you attend the meeting and vote in person.

     Your vote is important to Extensity, no matter how many shares you own.

     Thank you.

Sincerely,

ROBERT SPINNER
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or the securities of Geac to be issued in the merger, or determined if this proxy statement/ prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

     This proxy statement/ prospectus is dated February 10, 2003, and was first mailed to stockholders on or about February 13, 2003.

EXTENSITY, INC.

2200 Powell Street, Suite 300
Emeryville, California 94608

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON MARCH 6, 2003

      NOTICE IS HEREBY GIVEN THAT a special meeting of stockholders of Extensity, Inc., a Delaware corporation, will be held on March 6, 2003, at the law offices of Cooley Godward LLP, located at 3175 Hanover Street, Palo Alto, California, commencing at 9:30 a.m., local time, in order to consider and vote upon:

1. A proposal to adopt and approve the Amended and Restated Agreement and Plan of Merger dated as of February 4, 2003 among Geac Computer Corporation Limited, Geac Computers, Inc. and Cage Acquisition Inc., each a subsidiary of Geac, and Extensity, Inc. and the merger described therein; and

2. A proposal to grant Extensity’s management discretionary authority to adjourn the special meeting to a date or dates not later than April 5, 2003, if necessary to enable Extensity’s management to solicit additional proxies with respect to the merger.

      Our board of directors has unanimously approved the merger agreement and declared it advisable and determined that the merger is fair to, and in the best interests of, Extensity and its stockholders. Our board of directors unanimously recommends that you vote “FOR” the adoption and approval of the merger agreement and the merger. The enclosed proxy statement/prospectus describes the above proposals in more detail. We encourage you to read the entire document carefully.

      Extensity’s board of directors has fixed the close of business on February 5, 2003 as the record date for the determination of the stockholders of Extensity entitled to receive notice of the special meeting and to vote at the meeting or any adjournment of the meeting. Only stockholders of record at the close of business on that date are entitled to receive notice of the special meeting and to vote at the meeting and any adjournment of the meeting.

      To ensure that your shares are represented at the special meeting, we encourage you to complete, date, sign and promptly return your proxy card in the enclosed white postage-paid envelope whether or not you plan to attend the special meeting in person. You may revoke your proxy in the manner described in the proxy statement/ prospectus at any time before it has been voted at the special meeting. Any Extensity stockholder entitled to vote who attends the special meeting may vote in person even if the stockholder has returned a proxy.

By order of the Board of Directors

ROBERT SPINNER,
President and Chief Executive Officer

Dated: February 10, 2003

Emeryville, California

QUESTIONS AND ANSWERS FOR EXTENSITY STOCKHOLDERS
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
SUMMARY FINANCIAL INFORMATION
RISK FACTORS
Risks Related to the Merger
Risks Related to Geac’s Historical Business
Risks Related to Extensity’s Historical Business
FORWARD-LOOKING STATEMENTS
THE SPECIAL MEETING OF EXTENSITY STOCKHOLDERS
General
Date, Time and Place
Matters to be Considered at the Special Meeting of Extensity Stockholders
Record Date
Voting of Proxies
Votes Required
Quorum; Abstentions and Broker Non-Votes
Solicitation of Proxies and Expenses
Extensity Board Recommendation
Stockholder Proposals for the Extensity 2003 Annual Meeting
THE MERGER
The Merger
Background of the Merger
Geac’s Reasons for the Merger
Extensity’s Reasons for the Merger
Recommendation of Extensity’s Board of Directors
Opinion of Extensity’s Financial Advisor
Interests of Extensity’s Directors and Officers in the Merger
Extensity Directors and Officers After Completion of the Merger
Completion and Effectiveness of the Merger
Structure of the Merger and Conversion of Extensity Common Stock
Election as to Form of Merger Consideration; Exchange of Extensity Stock Certificates
Accounting Treatment
Regulatory Approvals
Listing on the Toronto Stock Exchange of Geac Common Shares to be Issued in the Merger
Certain U.S. and Canadian Securities Laws Considerations
Extensity Stockholders’ Appraisal Rights
Delisting and Deregistration of Extensity Common Stock After the Merger
Material United States Federal Income Tax Consequences
Material Canadian Federal Income Tax Consequences
THE MERGER AGREEMENT
Structure of the Merger
Timing of Closing
Consideration Extensity Stockholders Will Receive in the Merger
Treatment of Extensity Stock Options
Treatment of Rights under Extensity Employee Stock Purchase Plan
Elections as to Form of Consideration
Representations and Warranties
Covenants
No Solicitation of Competing Acquisition Proposals
Conditions to the Merger
Termination
Fees and Expenses
Amendment
Waivers
AGREEMENTS RELATED TO THE MERGER
GEAC BUSINESS
GEAC MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GEAC MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF GEAC
EXTENSITY BUSINESS
EXTENSITY MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
EXTENSITY MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF EXTENSITY
LEGAL MATTERS
EXPERTS
DESCRIPTION OF GEAC SHARE CAPITAL
GEAC SHAREHOLDER PROTECTION RIGHTS PLAN
COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS
APPRAISAL RIGHTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
ANNEX A
ANNEX B
ANNEX C
ANNEX D
ANNEX E

i

ii

QUESTIONS AND ANSWERS FOR EXTENSITY STOCKHOLDERS

      The following questions and answers are intended to address some commonly asked questions regarding the merger. These questions and answers may not address all questions that may be important to you. Please refer to the more detailed information contained elsewhere in this proxy statement/prospectus and the annexes to this proxy statement/prospectus.

Q: Why are the companies proposing to merge? (See pages 53 and 54)

A:	Geac believes that its acquisition of Extensity should enable Geac to extend the functionality of its enterprise application suite and better meet the needs of its enterprise customers worldwide. Extensity is proposing to merge with Geac because it believes the resulting combination will create a stronger, more competitive company with a broader product portfolio, greater financial strength and stronger growth prospects than Extensity would have on its own. The acquisition would offer Extensity stockholders the opportunity either to participate in the broader market opportunities and growth potential of Geac, through an election to receive Geac common shares in the merger, or to realize a premium for the value of their Extensity shares in comparison with their recent historical trading levels prior to announcement of the merger, through an election to receive cash in the merger. To review the background and reasons for the merger in greater detail, see the sections entitled “The Merger — Background of the Merger,” “— Geac’s Reasons for the Merger” beginning on page 53 and “— Extensity’s Reasons for the Merger” beginning on page 54.

Q:	What will the Extensity stockholders receive in the merger? (See page 77)

A:	Each Extensity stockholder will be able to elect to receive for each share of Extensity Common Stock 0.627 of a Geac common share or US$1.75 in cash, each such amount to be subject to adjustment depending on the amount of Extensity’s working capital at the closing of the merger. Shares of Extensity common stock with respect to which a stock election is made are referred to as “stock election shares,” and shares with respect to which a cash election is made, or with respect to which no valid election is made, are referred to as “cash election shares.” You can make different elections for different Extensity shares and thus receive a mix of cash and Geac shares.

To review the merger consideration and the possible working capital adjustment in more detail, see the sections entitled “The Merger Agreement — Consideration Extensity Stockholders Will Receive in the Merger” beginning on page 77 and “The Merger — Structure of the Merger and Conversion of Extensity Common Stock” beginning on page 65.

Q:	What will happen to outstanding Extensity stock options? (See page 79)

A:	Options to purchase Extensity common stock with exercise prices greater than US$1.50 per share will accelerate and become fully vested and exercisable immediately prior to, and contingent upon, the closing of the merger. If not exercised, these options will terminate immediately before the closing, so that they will not be outstanding or exercisable after the merger closes. All of the options to purchase Extensity common stock subject to accelerated vesting in connection with the merger have an exercise price equal to, or greater than, US$2.15, which is greater than the price at which Extensity common stock has traded since August 26, 2002, the date on which the merger was announced.

Options to purchase Extensity common stock with exercise prices of US$1.50 or less will not be subject to accelerated vesting or termination in connection with the merger and after the closing of the merger will remain outstanding and exercisable to the same extent as such options were outstanding and exercisable immediately prior to the closing of the merger.

Upon completion of the merger, Geac will assume all then-outstanding options to purchase shares of Extensity common stock. The number of Geac common shares issuable upon exercise of each assumed option will be equal to the product of the number of shares of Extensity common stock issuable upon exercise of the original Extensity option multiplied by 0.627 (subject to the possible working capital adjustment). The exercise price of each assumed option will be equal to the quotient determined by dividing the exercise price of the original Extensity option by 0.627, subject to the possible working capital adjustment.

Q:	What will happen to the rights of participants in the Extensity Employee Stock Purchase Plan? (See page 79)

A:	Extensity will shorten the current offering period under the 2000 Extensity Employee Stock Purchase Plan by setting a new exercise date that precedes the day before the closing of the merger. Each participant will have the opportunity to withdraw from the plan and be paid his or her accumulated withholdings under the plan, or to have the accumulated withholdings applied to the purchase of shares of Extensity common stock on the accelerated exercise date in accordance with the plan. Extensity will notify the participants of the plan of this change before the new exercise date.

Q:	What do I need to do now? (See page 68)

A:	You should carefully read this document, including its annexes, and consider how the merger will affect you. You should then indicate on your proxy card how you want to vote and sign and mail it in the enclosed white return envelope marked for this purpose as soon as possible so that your shares will be represented at the special meeting of Extensity stockholders. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote “FOR” the adoption and approval of the merger agreement and the merger and “FOR” the adjournment proposal. If you abstain or if you fail to sign and return a proxy, it will have the effect of a “no” vote on the merger and on the adjournment proposal (unless, in the case of the adjournment proposal only, more than 25 percent of the shares of Extensity common stock outstanding on the record date are voted “for” the proposal, in which case neither abstentions nor broker non-votes will affect the outcome on that proposal).

You should also carefully follow the procedure for electing to receive cash or Geac common shares in the merger described in the following paragraphs and on page 68.

Q:	How do I elect to receive cash, Geac common shares or both in the merger? (See page 68)

A:	Whether or not you vote at Extensity’s special meeting of stockholders, in order to elect the form of consideration you will receive in the merger, you should complete and separately return the election form, together with your stock certificates, to Computershare Trust Company of Canada, the exchange agent, in the enclosed brown envelope, according to the instructions accompanying the form. If your shares are held in “street name,” you should follow your broker’s instructions. If you fail to make a timely or proper election, you will receive cash for all of your shares of Extensity common stock.

Please read the instructions accompanying the proxy card and the election form carefully. DO NOT return your proxy card and your election form in the same envelope.

Q:	If my shares are held in street name by my broker, will my broker vote my shares for me? (See page 47)

A:	Brokers cannot vote your shares on the merger proposal or the adjournment proposal without instructions from you on how to vote. Therefore, it is important that you follow the directions provided by your broker about how to instruct your broker to vote your shares. If you fail to provide your broker with instructions, that will have the same effect as your voting against the merger proposal, but will have no effect on the adjournment proposal.

Q:	What do I do if I want to change my vote? (See page 46)

A:	If you want to change your vote, you may do so at any time before your proxy is voted at the special meeting of Extensity stockholders. You can do this in one of three ways. First, you can send a written, dated notice stating that you would like to revoke your proxy. Second, you can complete, date and submit a new proxy card. Third, you can attend the special meeting and vote in person, but your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.

Q.	What do I do if I want to revoke or change my election to receive Geac common shares or cash? (See page 69)

A.	If you want to revoke or change your election to receive Geac common shares or cash, you may do so at any time prior to the election deadline, which is 5:00 p.m. on the business day immediately before the date of the closing of the merger. You can do this by sending a written notice to the exchange agent indicating your desire to either revoke or change your election. If you are changing your election, this notice should be accompanied by a properly completed and signed election form indicating your changed election. If you revoke your election after you have transmitted to the exchange agent your stock certificates, the exchange agent will return those certificates to you. You will not be able to change or revoke your election following the election deadline. Revocation of an election without making a subsequent valid election means you will receive cash in the merger.

Q: Should I send in my stock certificates with my proxy card? (See page 69)

A:	No. Please DO NOT send your stock certificates with your proxy card. Rather, prior to the election deadline, you should send your Extensity common stock certificates to the exchange agent, together with your completed, signed election form in the enclosed brown envelope. If your shares are held in “street name,” follow your broker’s instructions.

Q.	What will I receive in the merger if I fail to make an election to receive Geac common shares or cash or if I revoke my election? (See page 77)

A.	If you fail to make a valid cash election or stock election, or if you revoke your election without making a subsequent valid election, you will receive, in exchange for each share of Extensity common stock held by you, an amount in cash equal to US$1.75, subject to a possible working capital adjustment.

Q:	When do you expect the merger to be completed? (See page 65)

A:	We are working toward completing the merger as quickly as possible. We expect to complete the merger on March 6, 2003. Because the merger is subject to satisfaction of a number of conditions we cannot predict the exact timing. For more details, see the section entitled “The Merger Agreement — Conditions to the Merger,” “— Termination,” and “— Fees and Expenses” beginning on pages 84, 86 and 87.

Q:	Where can I find more information about Geac and Extensity? (See page 179)

A:	Extensity files reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy reports, proxy statements and other information filed by Extensity with the Securities and Exchange Commission at the SEC’s public reference room at 450 Fifth Street, NW, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the public reference room. Extensity files its reports, proxy statements and other information electronically with the SEC. You may access information on Extensity on the SEC’s website at www.sec.gov. Reports, statements and other information concerning Extensity can also be inspected at the NASDAQ National Market, Operations, 1735 K Street N.W., Washington, D.C. 20006.

Geac is a Canadian company whose common shares are listed on the Toronto Stock Exchange. To date, Geac has not been required to file periodic reports, proxy statements or other information (other than this proxy statement/prospectus and related information) with the SEC. Geac files reports, statements and other information with the Canadian provincial securities administrators, which are available at various of the Canadian provinces’ securities administrators’ public reference sources. Geac filings are also electronically available to the public from the Canadian System for Electronic Document Analysis and Retrieval, the Canadian equivalent of the Securities and Exchange Commission EDGAR system, at www.sedar.com.

Q:	Whom should I call with questions? (See page 180)

A:	If you have additional questions about the merger or about the solicitation of your proxy, you should contact Georgeson Shareholder Communications, Inc., at 1-866-295-4329.

SUMMARY OF THE PROXY STATEMENT/ PROSPECTUS

      This summary provides an overview of what Geac and Extensity believe are the material aspects of the merger. This summary may not contain all of the information that is important to you. To better understand the merger, Geac and Extensity urge you to read carefully this entire proxy statement/prospectus and the documents we refer to in this proxy statement/prospectus, including the Annexes. You are encouraged to read the information under “Risk Factors,” beginning on page 24 of this proxy statement/prospectus, for a discussion of important factors you should consider in connection with the merger. For more information, please see “Where You Can Find More Information” on page 179. Geac and Extensity have included page references in this summary directing you to a more complete description of each item.

      In this proxy statement/prospectus, Geac and Extensity often refer to the “combined company,” which means, following the merger, Geac and its subsidiaries, including Extensity and its subsidiary. All references to “CDN$” in this proxy statement/prospectus are to Canadian dollars, and all references to “US$” are to United States dollars. For information about historical rates of exchange between the Canadian dollar and the United States dollar, see “Comparative Per Share Market Price, Dividend and Exchange Rate Data” on page 20.

Geac (see page 93)

      Geac is a global provider of business-critical software applications and systems. Geac is organized around two business groups: its Enterprise Application Systems group, and its Industry Specific Applications group. The Enterprise Application Systems group serves global and medium-sized enterprises by providing software systems that form the backbone of their information technology infrastructures. The Enterprise Application Systems group offers enterprise resource planning systems that consist of integrated business applications for accounting, financial administration and human resources functions, as well as for manufacturing, distribution and supply chain management. The Industry Specific Applications group provides industry-specific business applications that are used by customers in the restaurant, construction, property management, library and real estate industries, and by government and public safety agencies, to manage their businesses and operations.

      Geac is a corporation governed by the Canada Business Corporations Act and was incorporated in 1971. Geac’s principal offices are located at 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8 Canada and its telephone number is (905) 475-0525. Geac’s corporate website is www.geac.com. The information on Geac’s website is not incorporated by reference in this proxy statement/prospectus. Geac, Millennium, Smartstream, JBA, System 21, Interealty, MLXchange, AnswerLink, AppCare and Remanco are registered trademarks, and E Series, M Series, Expert, Run Time, Anael, mPOS, Active Access, commerce.connect, Aurora, eSite, StarProject for Notes and EnRoute Law Enforcement Computer-Aided Dispatch are trademarks, of Geac.

Extensity (see page 130)

      Extensity provides an Internet-based employee relationship management solution for the automation of employee-based financial processes. A major portion of corporate spending is widely dispersed among employees making purchases as part of their day-to-day responsibilities. Extensity’s suite of software applications allows employees to plan business travel, file expense reports, request and approve indirect purchases, and capture time for project and payroll management. At the same time, the application enforces business policy and the use of preferred vendors. Extensity also provides reporting and analytics that leverage the collected data for vendor negotiation, policy control, and improved employee and resource utilization. By automating these complex business processes through the use of Extensity’s products, Extensity’s customers can benefit from the centralized control of employee-initiated corporate spending.

      Extensity is a Delaware corporation and was incorporated in 1995. Extensity’s principal offices are located at 2200 Powell Street, Suite 300, Emeryville, California 94608 and its telephone number is (510) 594-5700. Extensity’s corporate website is www.extensity.com. The information on Extensity’s website is not incorporated by reference in this proxy statement/prospectus. Extensity is a registered trademark, and Extensity Expense Reports, Extensity Travel Plans, Extensity Procurement, Extensity Timesheets and Extensity Check Request are trademarks, of Extensity.

The Merger (see page 49)

      Geac and Extensity have entered into an agreement and plan of merger, as amended, that provides for the merger of Cage Acquisition Inc., a Delaware corporation and a subsidiary of Geac, with and into Extensity. Each share of Extensity common stock, except for shares held by stockholders who have properly demanded appraisal rights, will automatically be converted into the right to receive, at the election of the Extensity stockholder, 0.627 of a Geac common share or US$1.75 in cash, subject to adjustment depending on the amount of Extensity’s working capital at the closing (see below). The merger consideration was determined based on arms’ length negotiation between Geac and Extensity. Geac common shares are traded and quoted on the Toronto Stock Exchange under the symbol “GAC.”

      The merger agreement is attached to this proxy statement/ prospectus as Annex A. We encourage you to read it carefully. See the sections of this proxy statement/ prospectus entitled “The Merger” beginning on page 49 and “The Merger Agreement” beginning on page 77.

Working Capital Adjustment (see page 66)

      The purchase price payable in the merger is subject to upward or downward adjustment based on the amount by which the adjusted working capital of Extensity on the day before the closing of the merger, as defined and determined in the manner specified in the merger agreement and referred to in the merger agreement as the “Extensity WC,” varies from a standard specified in the merger agreement. This standard decreases over time according to a formula provided for in the merger agreement. At the closing of the merger, the purchase price will be adjusted upward or downward if the Extensity WC varies from the working capital standard by more than three percent on that date. For each US$264,000 by which the Extensity WC varies from the working capital standard by more than three percent, the cash price will be adjusted by approximately US$0.01 and the share exchange ratio will be adjusted by approximately 0.004 shares. Notwithstanding any upward adjustment to the purchase price, the maximum number of Geac shares issuable in the merger plus Geac shares issuable under options assumed by Geac in the merger is limited to 17,650,000 shares. Assuming that Extensity stockholders holding an aggregate of 25,199,457 shares of Extensity common stock each elect to receive Geac common shares in the merger, and that Geac assumes Extensity options to purchase approximately 911,615 shares of Extensity common stock in the merger, this limit would be reached if the Extensity WC at closing exceeds one hundred and three percent of the working capital standard in effect at the closing by approximately US$3.6 million. There is no comparable limit to the maximum amount of cash payable in the merger.

      The Extensity WC, determined in the manner specified in the merger agreement, was US$31,297,000 at December 31, 2002. The following table illustrates, at the dates indicated, the change in the US$1.75 cash price and the 0.627 share exchange ratio at various assumed amounts of Extensity WC. The closing dates and Extensity WC amounts presented below have been selected for illustrative purposes only and should not be construed as predictions about the probability or timing of the merger, the probable working capital amounts on the dates shown or any other features of the merger. See the section in this proxy statement/prospectus entitled “The Merger — Structure of the Merger and Conversion of Extensity Common Stock” beginning on page 65 for a more complete description of the working capital adjustment, including an example of how the share limit discussed above could affect the Geac share exchange ratio. Had the merger been completed on December 31, 2002, there would have been no working capital adjustment. Extensity and Geac will endeavor to make available before the special meeting a calculation of the Extensity WC, determined in the manner specified in the merger agreement as of January 31, 2003. Extensity stockholders may obtain this updated information, to the extent available before the special meeting, by calling toll free 1-800-295-4329.

	Assumed Closing Date

	February 15, 2003		March 15, 2003
Assumed Extensity
WC	Cash Price	Exchange Ratio	Cash Price	Exchange Ratio

(in thousands)
US$27,000	US$1.71	0.614	US$1.74	0.623
29,000	1.75	0.627	1.75	0.627
31,000	1.80	0.645	1.83	0.655

Opinion of Extensity’s Financial Advisor (see page 56)

      In connection with the consideration and approval of the merger by Extensity’s board of directors, Extensity’s financial advisor, Broadview International LLC, delivered to the Extensity board of directors an oral opinion, subsequently confirmed in writing, as to the fairness, from a financial point of view, as of August 23, 2002, of the aggregate consideration to be received by Extensity stockholders in the merger, based upon and subject to the various considerations described in the opinion. The full text of the written opinion of Broadview International LLC, dated August 23, 2002 is attached to this proxy statement/prospectus as Annex B. You should read the opinion carefully to understand the procedures followed, the assumptions made, matters considered and limitations on the review undertaken in providing the opinion.

      The opinion of Broadview was directed to the Extensity board of directors and does not constitute a recommendation to any Extensity stockholder as to how to vote on the merger, or whether to elect Geac common shares or cash. The opinion also does not address the prices at which Geac’s common shares may be expected to trade before or after the proposed merger.

Conditions to Completion of the Merger (see page 84)

      The completion of the merger depends upon the satisfaction of a number of conditions, including:

•	the adoption and approval of the merger agreement and the merger by the stockholders of Extensity;

•	fewer than seven percent of Extensity’s outstanding shares demanding appraisal rights;

•	the absence of notice from any of four specified Extensity executives that they do not intend to remain employed by Extensity pursuant to the employment agreements described elsewhere in this proxy statement/ prospectus;

•	the absence of stop orders, injunctions or other legal or regulatory restraints prohibiting the merger;

•	the listing on the Toronto Stock Exchange of the Geac common shares to be issued to the Extensity stockholders who elect to receive Geac shares and of any additional Geac common shares required to be reserved for issuance in connection with the Extensity options assumed by Geac;

•	the absence of any material adverse effect, as defined in the merger agreement, involving Geac or Extensity;

•	the absence of any material breach of the representations, warranties or covenants of the parties in the merger agreement; and

•	other contractual conditions specified in the merger agreement.

      If the law permits, any condition to the merger may be waived by the party for whose benefit it is included in the agreement. The law does not permit Geac or Extensity to waive conditions relating to stockholder approval, injunctions or court orders.

      The obligation of Geac to consummate the merger under the merger agreement is not contingent on Geac’s obtaining additional financing from any outside source. Geac estimates that, if all Extensity stockholders were to elect to receive cash in the merger, the aggregate amount of such cash consideration would be approximately CDN$70.9 million. Geac believes that its cash and cash equivalents, and the cash and cash equivalents and short-term investments of Extensity, will be adequate to finance this potential cash requirement.

Votes Required (see page 47)

      Assuming a quorum is present, adoption and approval of the merger agreement and the merger requires the affirmative vote of holders of a majority of the outstanding shares of Extensity common stock outstanding on the record date for the special meeting. Abstentions or broker non-votes will have the same effect as a vote against the merger proposal. Assuming a quorum is present, approval of the adjournment proposal only requires the affirmative vote of a majority of the shares present at the special meeting, either in person or represented by proxy, and entitled to vote thereat. Abstentions will have the effect of a vote against this proposal. Non-votes will not be counted for any purpose in determining whether this proposal has been approved. Extensity’s stockholders are entitled to cast one vote per share of Extensity stock owned as of that record date. The holders of 6,305,695 shares of Extensity common stock, or approximately 25% of the outstanding shares of Extensity common stock as of the record date, have agreed to vote those shares in favor of adoption and approval of the merger agreement and the merger.

Restrictions on Soliciting Alternative Transactions (see page 82)

      Extensity has agreed that it will not initiate or engage in any discussion regarding a prospective business combination of Extensity with any party other than Geac except in limited circumstances. These limited exceptions to this prohibition are intended to enable Extensity’s board to fulfill its fiduciary duties to Extensity’s stockholders. Each of Extensity’s officers, directors and stockholders who signed a voting agreement also agreed not to initiate or engage in any such discussions, except in limited circumstances.

Conduct of Geac and Extensity Before the Merger (see page 81)

      Extensity has agreed that while the merger is pending, it and its subsidiaries will carry on their businesses in the ordinary and usual course. Extensity has also agreed to use all reasonable efforts to preserve its current business organizations, keep available the services of its current officers and other key employees, and preserve its relationships with those persons having business dealings with it. Geac and Extensity have also each agreed that until the earlier of the closing of the merger or the termination of the merger agreement, or unless the other company consents in writing and as contemplated by the merger agreement, it and each of its subsidiaries will conduct its business in compliance with specific restrictions.

U.S. and Canadian Approvals and Regulatory Requirements (see page 71)

      Completion of the merger will require compliance with applicable federal and state securities laws in connection with the issuance of Geac common shares pursuant to the merger and the solicitation of proxies for the Extensity special stockholders’ meeting and compliance with applicable provisions of the Delaware General Corporation Law and the Canada Business Corporations Act. Except as described in the previous sentence, Geac and Extensity do not expect to be required to make filings with, or receive the approval of antitrust or other governmental authorities in, any foreign jurisdiction.

Termination of the Merger Agreement; Termination Fees (see page 86)

      Geac and Extensity can agree to terminate the merger agreement at any time before completing the merger. Also, either of Geac or Extensity may, without the other’s consent, but subject to limitations, terminate the merger agreement:

•	if the merger has not been completed on or before March 15, 2003;

•	if approval of the merger by Extensity’s stockholders is not obtained;

•	if an injunction prohibiting or restraining the merger has been issued;

•	if the other company has breached its representations, warranties or covenants under the merger agreement; or

•	for other reasons described under the heading “The Merger Agreement — Termination” on page 86.

      In certain cases, termination of the merger agreement will require one party to pay the other a termination fee and expenses. See “The Merger Agreement — Fees and Expenses” on page 87.

Accounting Treatment of the Merger (see page 70)

      Geac will account for the merger using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” The assets acquired and liabilities assumed from Extensity will be recorded at their fair values as of the date of the merger. Any excess of the purchase price over the fair value of the net tangible assets and identifiable intangible assets acquired will be recorded as goodwill. The results of operations of Extensity will be included in Geac’s results of operations from the date of the closing of the merger.

U.S. Restrictions on the Ability of Affiliates of Geac and Extensity to Sell Geac Shares (see page 71)

      For purposes of the Securities Act of 1933, all Geac common shares that an Extensity stockholder receives in connection with the merger will be freely transferable unless the holder is considered an “affiliate” of either Geac or Extensity under the Securities Act. Geac common shares held by affiliates may be sold only pursuant to an effective registration statement covering the resale of the shares, or an exemption under the Securities Act. In addition, certain Extensity stockholders have agreed to limitations on their ability to sell or transfer any Geac shares they receive in the merger during the period ending eight months after the merger closes. See “The Merger — Interests of Extensity’s Directors and Officers in the Merger” on page 63. As of the record date, these stockholders own, in the aggregate, 6,597,164 shares of Extensity common stock.

Comparison of Stockholder Rights and Corporate Matters (see page 162)

      Current Extensity stockholders who elect to receive Geac shares in the merger will cease to be Extensity stockholders and will become shareholders of Geac. While the rights and privileges of stockholders of a corporation organized under the Canada Business Corporations Act such as Geac are, in many instances, comparable to those of stockholders of a Delaware corporation such as Extensity, there are material differences. These differences arise from differences between the Delaware General Corporation Law (DGCL) and the Canada Business Corporations Act (CBCA) and between the charters and bylaws of Extensity and Geac. These differences include:

•	the amount of the authorized capital of each of the corporations;

•	the director qualifications imposed by the Canada Business Corporations Act on the Geac directors;

•	the method of filling vacancies on the board of directors;

•	the method and approval thresholds for changes to governing documents of the corporations;

•	the quorum requirements for meetings of shareholders;

•	the timing of the annual meeting of shareholders, the persons entitled to call a special shareholder meeting, who can submit a shareholder proposal and the contents of that proposal;

•	the circumstances for the application of appraisal rights;

•	the circumstances and timing for a shareholder to bring a derivative action;

•	the ability of a corporation to pay dividends and repurchase shares;

•	the standard for fiduciary duties of directors;

•	the provisions relating to indemnification of directors, the extent of director liability, and

•	the treatment of transactions with interested directors; and

•	the requirements for extraordinary corporate transactions.

      For a discussion of significant differences in the rights of holders of Extensity common stock and the rights of holders of Geac common shares, see “Comparison of Stockholder Rights and Corporate Governance Matters” beginning on page 162.

Directors and Executive Officers of Geac After the Merger

      Geac’s directors and executive officers will not change as a result of the merger.

Material United States Federal Income Tax Consequences of the Merger (see page 72)

      In general, Extensity’s stockholders are expected to have taxable gain or deductible loss for United States federal income tax purposes in the merger regardless of whether they elect to receive cash or Geac common shares in the merger or they receive cash because they exercise statutory appraisal rights. Any Geac common shares that an Extensity stockholder elects to receive in the merger will have a new holding period for capital gain purposes which will commence on the day following the closing of the merger.

      Extensity stockholders should be aware that if less than 20% of the merger consideration paid by Geac and its subsidiary is paid in cash, there is some risk that the merger might be characterized by the Internal Revenue Service of the United States or by a court as a tax-free reorganization rather than as a taxable transaction. If the merger is treated as a tax-free reorganization, an Extensity stockholder will recognize no gain or loss upon conversion of shares of Extensity common stock into Geac common shares, but will recognize gain (but not loss) to the extent that any cash is received in exchange for the Geac common shares. For further information regarding the U.S. tax consequences of the merger, see “The Merger — Material United States Federal Income Tax Consequences” beginning on page 72.

Material Canadian Federal Income Tax Consequences of the Merger (see page 75)

      Extensity stockholders who are not resident in Canada for the purposes of the Income Tax Act (Canada) will generally not be subject to Canadian federal income tax upon the merger or because they exercise statutory appraisal rights. See “The Merger — Material Canadian Federal Income Tax Consequences” beginning on page 75.

Interests of Certain Persons in the Merger (see page 63)

      When considering the recommendations of Extensity’s board of directors, you should be aware that certain Extensity directors and officers have interests in the merger that are different from, or are in addition to, yours. These interests include the following:

•	The directors and executive officers of Extensity have signed lock-up agreements with Geac that restrict their ability to transfer Geac common shares received in the merger (if any) for a period of eight months after the merger closes.

•	Under Extensity’s Executive Change in Control Severance Benefit Plan, each officer of Extensity holding the position of Senior Vice President or higher, including Sharam Sasson, Extensity’s Chairman of the Board, and Robert Spinner, Extensity’s President and Chief Executive Officer, is entitled to severance benefits in the event the employment of such officer is terminated without cause or is constructively terminated one month prior to or twelve months following an acquisition of Extensity, such as the proposed merger.

•	Elizabeth Ireland, Mark Oney, Don Smith and David Yarnold, currently executive officers of Extensity, have each entered into employment agreements with Geac and Extensity which provide for continued employment with Extensity after the merger and, under specified conditions, forgiveness of outstanding promissory notes payable to Extensity. Under these agreements, these officers will no longer be entitled to any severance benefits under Extensity’s Executive Change in Control Severance Benefit Plan.

•	Under the merger agreement, Geac has agreed for a period of six years following the completion of the merger to maintain insurance covering those persons who were, as of August 26, 2002, insureds under the directors’ and officers’ liability insurance policy maintained by Extensity on that date, as well as any rights to indemnification now existing in favor of the current and former directors and officers of Extensity, against liabilities arising out of any such person’s service as a director or officer of Extensity.

•	All of the 1,916,323 options to purchase Extensity common stock held by Extensity’s directors and executive officers subject to accelerated vesting as a result of the merger have an exercise price that is equal to or greater than US$2.15, which is greater than the recent trading price of Extensity common stock. Extensity common stock has traded between US$1.65 and US$1.83 during the period beginning August 27, 2002, the day after the merger was announced, and ending on February 5, 2003, the record date for the special meeting of Extensity stockholders. Unless exercised, all 1,916,323 of these options will terminate and be cancelled prior to the completion of the merger.

Appraisal Rights (see page 72)

      Under Delaware law, if the merger is completed, Extensity stockholders who do not vote in favor of the adoption and approval of the merger agreement and the merger will have the right to seek appraisal of the fair value of their shares, provided that they submit a written demand for such an appraisal before the vote on the merger agreement and they otherwise comply with Delaware law as explained in the proxy statement. For an explanation of the procedures for perfecting your appraisal rights, see the section entitled “The Merger — Extensity Stockholders’ Appraisal Rights” on page 72.

Possible Share Repurchase Program

      Geac has announced its intention to consider the adoption of a share repurchase program following the completion of the merger. Geac is precluded by law from commencing any repurchase of shares prior to the completion of the merger. We cannot assure you that Geac’s board of directors will adopt and approve any share repurchase program, or that, if such a program is adopted, any repurchases will be made and what effect, if any, such repurchases will have on Geac’s share price.

Recent Developments — Extensity’s Results of Operations for the Fourth Quarter

      Based on a preliminary analysis of its unaudited results of operations for the three months ended December 31, 2002, Extensity estimates that its revenues for the quarter were approximately US$4.8 million, including approximately US$2.0 million in license revenue, approximately US$2.6 million of services and maintenance revenue and approximately US$260,000 of hosted revenue. Extensity estimates that it incurred a net loss of approximately US$2.3 million (or approximately US$0.09 per share) for the quarter. At December 31, 2002, Extensity estimates that its total assets were approximately US$41.5 million, total liabilities were approximately US$10.5 million and total stockholders’ equity was approximately US$31.1 million.

GEAC SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial information as of and for the fiscal years ended April 30, 2001 and 2002 is derived from Geac’s audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States, or US GAAP, which are included elsewhere in this proxy statement/ prospectus, and is presented in Canadian dollars. For information about the historical rates of exchange between the Canadian dollar and the United States dollar, see “Comparative Per Share Market Price, Dividend and Exchange Rate Data.” The selected consolidated financial information as of October 31, 2002 and for the six months ended October 31, 2001 and 2002 is derived from Geac’s unaudited consolidated financial statements prepared in accordance with US GAAP which are also included elsewhere in this proxy statement/ prospectus, and which, in the opinion of Geac’s management, reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of Geac as of such dates and for these periods.

			Six Months
	Year Ended April 30,		Ended October 31,

	2001	2002	2001	2002

	(Canadian dollars; amounts in thousands,
	except per share amounts)
Statement of Operations Data — US GAAP
Total revenues	$837,683	$719,452	$362,459	$314,375
Income (loss) from operations	(346,792)	67,805	57,674	52,915
Net income (loss)	(234,792)	42,064	34,122	34,296
Net income (loss) per share:
Basic	$(3.78)	$0.58	$0.50	$0.44
Diluted	(3.78)	0.56	0.49	0.43
Total weighted average number of common shares outstanding:
Basic	62,068	73,130	68,178	78,326
Diluted	62,068	75,784	69,908	80,358

	As of April 30,
			As of October 31,
	2001	2002	2002

	(Canadian dollars; amounts in thousands)
Balance Sheet Data — US GAAP
Total assets	$428,339	$449,451	$374,253
Long-term debt	6,483	9,954	7,673
Share capital and additional paid-in capital	116,201	158,312	159,859
Shareholders’ equity (deficiency)	(56,953)	23,562	54,082

      As a Canadian company subject to the Canada Business Corporations Act and to the reporting requirements of the securities regulatory authorities in Canada, Geac is required to prepare and to file in Canada financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. Canadian GAAP differs in some respects from US GAAP. The following selected consolidated financial information, as of and for the fiscal years ended April 30, 1998, 1999, 2000, 2001 and 2002, is derived from Geac’s audited consolidated financial statements prepared in accordance with Canadian GAAP, as previously filed by Geac with the various securities regulatory authorities in Canada, and is presented in Canadian dollars. Geac’s audited Canadian GAAP financial statements are not included in this proxy statement/ prospectus.

	Fiscal Year Ended April 30,

	1998	1999	2000	2001	2002

	(Canadian dollars; amounts in thousands, except per share amounts)
Statement of Operations Data — Canadian GAAP
Total revenues(1)	$633,831	$759,538	$964,073	$834,844	$719,452
Net income (loss) from continuing operations(1)	167,848	(115,553)	44,742	(351,277)	51,845
Net income (loss)	168,685	(111,567)	49,053	(255,775)	51,845
Net income (loss) from continuing operations per share(1)(2):
Basic	$2.81	$(1.87)	$0.72	$(5.66)	$0.71
Diluted	2.66	(1.87)	0.71	(5.66)	0.68
Net income (loss) per share(2):
Basic	$2.82	$(1.80)	$0.79	$(4.12)	$0.71
Diluted	2.67	(1.80)	0.78	(4.12)	0.68
Total weighted average number of common shares outstanding:
Basic	59,715	61,947	61,766	62,068	73,130
Diluted	64,627	61,947	62,903	62,068	75,784

	As of April 30,

	1998	1999	2000(3)	2001(3)	2002

	(Canadian dollars; amounts in thousands)
Balance Sheet Data — Canadian GAAP
Total assets	$702,572	$607,237	$915,718	$463,365	$479,392
Long-term debt	68,860	35,238	10,329	6,483	9,954
Share capital	90,073	106,279	113,060	113,113	154,420
Shareholders’ equity (deficiency)	277,757	164,364	216,876	(35,979)	53,503

(1)	Amounts for fiscal 1998, 1999 and 2000 have been reclassified to reflect classification of Geac’s SmartStream Reconciliation Systems business, which was sold in July 2002, as discontinued operations.

(2)	Earnings per share for fiscal 2000, 2001 and 2002 were calculated in accordance with revised recommendations in Canadian Institute of Chartered Accountants (CICA) section 3500, “Earnings per Share.” Earnings per share for 1998 and 1999 have not been restated.

(3)	Certain amounts have been reclassified to conform to the current year’s presentation.

EXTENSITY SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Extensity and related notes thereto included elsewhere in this proxy statement/ prospectus. The consolidated statement of operations data for each of the three years ended December 31, 1999, 2000 and 2001 and the consolidated balance sheet data at December 31, 2000 and 2001 are derived from Extensity’s audited consolidated financial statements, which are prepared in accordance with US GAAP and which are included elsewhere in this proxy statement/ prospectus, and are presented in United States dollars. For information about the historical rates of exchange between the Canadian dollar and the United States dollar, see “Comparative Per Share Market Price, Dividend and Exchange Rate Data.” The consolidated statement of operations data for each of the two years ended December 31, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997, 1998 and 1999 are derived from Extensity’s audited consolidated financial statements, which are prepared in accordance with US GAAP and which are not included in this proxy statement/ prospectus. The consolidated statement of operations data for each of the nine month periods ended September 30, 2001 and 2002 and the consolidated balance sheet data as of September 30, 2002 are derived from Extensity’s unaudited consolidated financial statements, which are prepared in accordance with US GAAP and which are included elsewhere in this proxy statement/ prospectus, and which, in the opinion of Extensity’s management, reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for these periods.

						Nine Months
						Ended
	Years Ended December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

	(United States dollars; amounts in thousands, except per share amounts)
Consolidated Statement of Operations Data
Revenues:
Licenses	$—	$718	$3,750	$14,596	$20,790	$16,559	$4,456
Services and maintenance	—	409	3,064	10,272	14,091	10,434	9,128
Hosted	—	—	—	—	199	48	707

Total revenues	$—	$1,127	$6,814	$24,868	$35,080	$27,041	$14,291

Gross profit (loss)	$—	$(517)	$1,517	$9,251	$20,203	$15,319	$7,031
Loss from operations	(3,335)	(11,060)	(23,555)	(39,575)	(28,556)	(25,936)	(14,269)
Amortization of non-cash stock based compensation	—	—	4,352	3,977	509	348	64
Restructuring, impairment loss and other	—	—	—	—	6,174	6,174	2,528
Net loss	(3,228)	(11,032)	(23,389)	(34,509)	(25,953)	(23,611)	(13,601)
Dividend relating to the beneficial conversion feature of Series F Preferred Stock	—	—	1,500	—	—	—	—
Net loss attributable to common stockholders	(3,228)	(11,032)	(24,889)	(34,509)	(25,953)	(23,611)	(13,601)
Net loss per share attributable to common stockholders(1):
Basic and diluted	$(4.35)	$(8.25)	$(11.20)	$(1.63)	$(1.09)	$(1.00)	$(0.55)
Weighted average shares	742	1,338	2,222	21,206	23,840	23,680	24,783

	As of December 31,					As of
						September 30,
	1997	1998	1999	2000	2001	2002

	(United States dollars; amounts in thousands)
Consolidated Balance Sheet Data
Cash, cash equivalents and short-term investments	$2,560	$10,883	$24,285	$79,620	$46,339	$35,244
Working capital	2,061	7,319	13,227	62,721	41,403	30,336
Total assets	3,584	13,811	31,661	99,762	59,222	43,631
Notes payable and capital lease obligations, non-current	—	2,471	1,285	368	54	—
Mandatorily redeemable convertible preferred stock	6,983	21,269	49,648	—	—	—
Total stockholders’ equity (deficit)	(4,040)	(15,012)	(35,061)	70,246	46,195	33,016

(1)	For an explanation of the determination of the number of shares used to compute basic and diluted net loss per share, see note 1 to Extensity’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

SUMMARY UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

      The following summary unaudited pro forma condensed combined financial information gives effect to the acquisition by Geac by way of the merger described herein of all of the outstanding common shares of Extensity. The summary unaudited pro forma condensed combined financial information is prepared in accordance with US GAAP and presented in Canadian dollars and is derived from and should be read in conjunction with the unaudited pro forma condensed combined financial information and notes thereto which are included elsewhere in this proxy statement/ prospectus, which give effect to the merger using the purchase method of accounting.

      The unaudited pro forma condensed combined balance sheet information as of October 31, 2002 gives effect to the merger as if it had occurred on October 31, 2002. The unaudited pro forma condensed combined balance sheet information is based on the unaudited consolidated balance sheet of Geac as of October 31, 2002 and the unaudited consolidated balance sheet of Extensity as of September 30, 2002, both included elsewhere in this proxy statement/ prospectus.

      The unaudited pro forma condensed combined statement of operations information for the year ended April 30, 2002 and the six months ended October 31, 2002 reflect the merger as if it had occurred on May 1, 2001. The unaudited pro forma condensed combined statement of operations information for the year ended April 30, 2002 is based on the audited consolidated statement of operations of Geac for the year ended April 30, 2002 included elsewhere in this proxy statement/ prospectus and on the results of operations of Extensity for the twelve months ended March 31, 2002 (which are derived from Extensity’s audited consolidated statement of operations for the year ended December 31, 2001, less the unaudited results of its operations for the three months ended March 31, 2001, plus the unaudited results of its operations for the three months ended March 31, 2002).

      The summary unaudited pro forma condensed combined statement of operations information for the six months ended October 31, 2002 is based on the unaudited consolidated interim statement of operations of Geac for the six months ended October 31, 2002 included in this proxy statement/ prospectus and the unaudited consolidated statement of operations information of Extensity for the six months ended September 30, 2002 the sum of which is derived from Extensity’s unaudited consolidated statements of operations for the three month periods ended June 30, 2002 and September 30, 2002.

      The summary unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had Geac and Extensity been a single entity during the periods presented. We have presented this summary unaudited pro forma condensed combined financial information on alternative bases; first, on the basis that all Extensity stockholders elect to receive cash in the merger, and second, on the basis that all Extensity stockholders elect to receive Geac common shares in the merger. In each case, we have assumed that no working capital adjustment is made. The unaudited pro forma condensed combined financial information reflects pro forma adjustments that are based on estimates and assumptions that Geac believes are reasonable. These estimates and assumptions are preliminary and have been made solely for purposes of developing this unaudited pro forma condensed combined financial information. The pro forma adjustments, on both an “all cash” and an “all shares” basis, affect the pro forma statement of operations by increasing pro forma combined net income by CDN$12.9 million for fiscal 2002 and by CDN$4.4 million for the six months ended October 31, 2002. The pro forma adjustments affect the pro forma balance sheet by increasing both the pro forma combined assets and the pro forma combined liabilities, preferred stock and shareholders’ equity by CDN$33.5 million on an “all cash” basis and $39.4 million on an “all shares” basis. For an explanation of the basis of presentation of the unaudited pro forma condensed combined financial information and an explanation of the pro forma adjustments, see notes 2 and 3 to the unaudited pro forma condensed combined financial information, included elsewhere in this proxy statement/prospectus. The summary pro forma condensed combined financial information should be read in conjunction with the respective consolidated financial statements and related notes thereto and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of both Geac and Extensity included in this proxy statement/ prospectus.

	Year	Six Months
	Ended	Ended
	April 30, 2002	October 31, 2002

	(Canadian dollars; amounts in thousands,
	except per share data)(1)
Pro forma statement of operations data:
Total revenues	$766,241	$329,601
Net income	17,992	25,410

			Six Months
	Year Ended		Ended
	April 30, 2002		October 31, 2002

	All	All	All	All
	Cash	Shares	Cash	Shares

	(Canadian dollars; amounts in thousands, except
	per share data)(1)
Net income per share:
Basic	$0.25	$0.20	$0.32	$0.27
Diluted	0.24	0.20	0.31	0.26
Total weighted average number of shares outstanding:
Basic	73,130	89,162	78,326	94,358
Diluted	76,146	92,178	80,714	96,746

	As of
	October 31, 2002

	(Canadian dollars;
	in thousands)(1)
	All	All
	Cash	Shares

Pro forma balance sheet data:
Total assets	$409,941	$482,889
Share capital and additional paid-in capital	159,859	232,807
Shareholders’ equity	55,451	128,399

(1)	Extensity’s financial data have been converted to Canadian dollars for purposes of this unaudited pro forma condensed combined financial information using the prevailing exchange rate on the date of the pro forma balance sheet (i.e., US$1.00 equals CDN$1.59) and the average exchange rate during the periods presented in the case of the pro forma statement of operations data (i.e., US$1.00 equals CDN$1.57 for the twelve months ended March 31, 2002 and CDN$1.56 for the six months ended September 30, 2002).

COMPARATIVE PER SHARE DATA

      The following table presents in Canadian dollars (i) for Geac, its historical net income per share for fiscal year 2002 and the six months ended October 31, 2002 and book value per share as of October 31, 2002 in comparison with its pro forma net income and pro forma book value per share; and (ii) for Extensity, its historical loss per share for the twelve month period ended March 31, 2002 and the six months ended September 30, 2002 and book value per share as of September 30, 2002 in comparison with its pro forma net income per equivalent share and pro forma book value per equivalent share. The comparative per share data is provided on alternative bases: first, on the basis that all Extensity stockholders elect to receive cash in the merger, and second, on the basis that all Extensity stockholders elect to receive Geac common shares in the merger. In each case, we have assumed that no working capital adjustment is made. Extensity’s pro forma net income per equivalent share and pro forma book value per equivalent share, on both an “all cash” and “all shares” basis, are equal to the pro forma net income per share and pro forma book value per share of Geac on the same basis, multiplied by 0.627, the fraction of a Geac common share to be issued in exchange for each share of Extensity common stock, assuming no working capital adjustment. You should read this information along with the selected historical consolidated financial data of Geac and Extensity, the unaudited pro forma condensed combined financial information of Geac, and the audited consolidated financial statements of Geac and Extensity and the notes thereto included in this proxy statement/ prospectus.

      Geac’s historical book value per common share was calculated by dividing its shareholders’ equity by the number of common shares outstanding as of October 31, 2002. Extensity’s historical book value per common share was calculated by dividing its stockholders’ equity by the number of shares of common stock outstanding as of September 30, 2002. Geac’s pro forma book value per share was computed by dividing its pro forma shareholders’ equity giving effect to the merger by the pro forma number of common shares which would have been outstanding had the merger been completed as of the balance sheet date.

      Neither Geac nor Extensity has declared or paid any cash dividends on its stock within the past five years. Geac does not expect to pay dividends in the immediate future. However the Board of Directors of Geac may decide to pay dividends in the future on Geac common shares should operational circumstances permit, including earnings, financial requirements and business considerations existing at such future time. See “Comparative Per Share Market Price, Dividend and Exchange Rate Data.”

	Year	Six Months
	Ended	Ended
	April 30, 2002	October 31, 2002

	(Canadian dollars)
Geac
Net income per share:
Historical:
Basic	$0.58	$0.44
Diluted	0.56	0.43

			Six Months
	Year Ended		Ended
	April 30, 2002		October 31, 2002

	All	All	All	All
	Cash	Shares	Cash	Shares

	(Canadian dollars)
Pro forma:
Basic	$0.25	$0.20	$0.32	$0.27
Diluted	0.24	0.20	0.31	0.26

As of October 31,
2002

(Canadian dollars)
Book value per share:
Historical	$0.69

	All	All
	Cash	Shares

Pro forma	$0.70	$1.36

		Six Months
	Twelve Months	Ended
	Ended	September 30,
	March 31, 2002	2002

	(Canadian dollars)(1)
Extensity
Net income (loss) per share:
Historical — basic and diluted	$(1.54)	$(0.53)

			Six Months
	Twelve Months		Ended
	Ended		September 30,
	March 31, 2002		2002

	All	All	All	All
	Cash	Shares	Cash	Shares

	(Canadian dollars)(1)
Pro forma equivalent:
Basic	$0.16	$0.13	$0.20	$0.17
Diluted	0.15	0.13	0.19	0.16

As of
September 30,
2002

(Canadian
dollars)(1)
Book value per share:
Historical	$2.08

	All	All
	Cash	Shares

Pro forma	$$0.44	$0.85

(1)	Extensity’s historical per share financial data have been converted to Canadian dollars for purposes of this comparative per share data using the prevailing exchange rate on the historical balance sheet date in the case of Extensity’s historical net book value per share (i.e., US$1.00 equals CDN$1.59), and at the average exchange rate during the periods presented in the case of its historical net loss per share (i.e., US$1.00 equals CDN$1.57 for the twelve months ended March 31, 2002 and CDN$1.56 for the six months ended September 30, 2002).

COMPARATIVE PER SHARE MARKET PRICE,

DIVIDEND AND EXCHANGE RATE DATA

      Geac’s common shares are listed on the Toronto Stock Exchange and traded under the symbol “GAC.” The table below sets forth for the periods indicated the high and low sale prices per Geac common share, in Canadian dollars, and the average daily trading volume on the Toronto Stock Exchange. For current price information with respect to Geac common shares, you are urged to consult publicly available sources. No assurance can be given as to future prices of, or markets for, Geac common shares.

	Geac Common Shares

			Average
			Trading
	High	Low	Volume

	(Canadian dollars)
FISCAL YEAR ENDED APRIL 30, 1998	$95.00	$34.75	203,175
FISCAL YEAR ENDED APRIL 30, 1999	57.50	19.45	283,525
FISCAL YEAR ENDED APRIL 30, 2000	38.00	16.80	248,747
FISCAL YEAR ENDED APRIL 30, 2001
First Quarter	$21.20	$8.25	363,414
Second Quarter	13.25	4.30	612,751
Third Quarter	5.90	1.95	560,792
Fourth Quarter	3.79	1.53	299,256
FISCAL YEAR ENDED APRIL 30, 2002
First Quarter	$2.95	$1.56	326,807
Second Quarter	5.24	2.75	587,323
Third Quarter	8.55	4.60	646,393
Fourth Quarter	7.89	3.99	593,001
FISCAL YEAR ENDING APRIL 30, 2003
First Quarter	$4.80	$3.55	196,595
Second Quarter	4.72	2.60	208,035
MONTH ENDED:
August 31, 2002	4.72	3.76	130,454
September 30, 2002	4.46	3.59	158,490
October 31, 2002	4.28	2.60	327,131
November 30, 2002	4.50	3.92	183,410
December 31, 2002	4.65	3.92	253,901
January 31, 2003	4.48	4.10	183,750

      Extensity’s common stock is quoted on the Nasdaq National Market and traded under the symbol “EXTN.” The table below sets forth for the periods indicated the high and low sale prices per share of Extensity common stock, in United States dollars, and the average daily trading volume on the Nasdaq National Market. For current price information with respect to Extensity common stock, you are urged to consult publicly available sources.

	Extensity Common Stock

			Average
			Trading
	High	Low	Volume

	(United States dollars)
FISCAL YEAR ENDED DECEMBER 31, 2000
First Quarter (from January 27, 2000)	$83.50	$39.00	366,854
Second Quarter	51.50	9.50	153,216
Third Quarter	44.75	14.00	186,060
Fourth Quarter	20.75	3.78	192,330

	Extensity Common Stock

			Average
			Trading
	High	Low	Volume

	(United States dollars)
FISCAL YEAR ENDED DECEMBER 31, 2001
First Quarter	$9.50	$4.25	215,319
Second Quarter	10.30	4.94	112,327
Third Quarter	10.09	2.48	369,961
Fourth Quarter	3.49	1.80	151,111
FISCAL YEAR ENDING DECEMBER 31, 2002
First Quarter	$2.55	$1.56	75,345
Second Quarter	1.75	1.01	55,780
Third Quarter	1.73	0.68	132,580
Fourth Quarter	1.83	1.65	93,869

FISCAL YEAR ENDING DECEMBER 31, 2003
First Quarter (through February 5, 2003)	$1.75	$1.71	62,486

MONTH ENDED:
August 31, 2002	1.73	0.68	168,330
September 30, 2002	1.73	1.65	212,460
October 31, 2002	1.73	1.65	154,712
November 30, 2002	1.83	1.71	42,106
December 31, 2002	1.80	1.70	76,643
January 31, 2003	1.76	1.71	70,604

Recent Share Price Data

      The table below presents the per share closing prices of Geac common shares on the Toronto Stock Exchange and Extensity common stock on the Nasdaq National Market as of the dates specified. August 26, 2002 was the last trading day before announcement of the merger agreement. The table also sets forth the equivalent per share price for Extensity common stock. The Extensity equivalent price per share is an amount, expressed in United States dollars at the exchange rate in effect on the applicable date, equal to the closing price of one Geac common share on the applicable date, multiplied by 0.627, which is the fraction of a Geac common share to be issued in exchange for each share of Extensity common stock whose holder elects to receive Geac common shares, assuming no working capital adjustment. Extensity stockholders who elect to receive cash for their Extensity shares in the merger will receive an amount equal to US$1.75 for each Extensity share, assuming no working capital adjustment. Changes in the market price of Geac’s common shares or Extensity common stock will not affect the amount of cash or the number of Geac common shares to be received by an Extensity stockholder.

      The cash consideration of US$1.75 per share that Geac will pay in the merger represents a premium of 84% over the last sale price per share of Extensity’s common stock on the Nasdaq National Market immediately prior to the announcement of the proposed merger. Based on the last sale price per share of the Geac common shares on the Toronto Stock Exchange on February 7, 2003 of CDN$4.08, assuming no working capital adjustment and a merger ratio of 0.627, and at the currency exchange rate in effect on that date, the stock consideration payable by Geac in the merger represents a premium of 77% over the last sale price per share of Extensity’s common stock immediately prior to the announcement of the proposed merger. Since the announcement of the proposed merger, Extensity’s common stock has generally traded at a slight discount to the US$1.75 cash merger price. Subject to the assumptions stated above, the merger consideration payable by Geac would represent a premium of 1%, in the case of the US$1.75 cash merger price, and a discount of 3%, in the case of the 0.627 share exchange ratio, compared with the last sale price per share of Extensity’s common stock on February 7, 2003.

Per Share Price

	August 26, 2002	February 7, 2003

Geac common shares	CDN$4.55	CDN$4.08
Extensity common stock	US$0.95	US$1.73
Currency exchange rate at applicable date (CDN$1.00 =)	US$0.64	US$0.66
Equivalent Extensity per share price (assuming stock election)	US$1.83	US$1.68
Cash price per Extensity share (assuming cash election)	US$1.75	US$1.75

      Extensity stockholders are advised to obtain current market quotations for Geac common shares and Extensity common stock and current currency exchange rates between the Canadian dollar and the United States dollar. No assurance can be given as to the market prices of Geac common shares or currency exchange rate or Extensity stock or currency exchange rate at any time before the merger or the market price of Geac common shares at any time after merger. The exchange ratio will not be adjusted to compensate Extensity’s stockholders for decreases in the market price of Geac common shares or currency exchange rate, whether they occur before or after the merger closes. Similarly, the exchange ratio will not be adjusted to compensate Geac for any increases in the market price of Geac common shares.

Exchange Rate Data

      The Geac common shares are quoted and traded on the Toronto Stock Exchange in Canadian dollars. Fluctuations in the currency exchange rate between the Canadian dollar and the United States dollar will cause the value of the Geac common shares received by any Extensity stockholder who makes a stock election to change. The following table sets forth, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period, based upon the Bank of Canada Noon Buying Rate:

	Exchange Rates

				Period
	High	Low	Average	End

	(United States dollars)
FISCAL YEAR ENDED APRIL 30, 1998	0.7316	0.6831	0.7118	0.6992
FISCAL YEAR ENDED APRIL 30, 1999	0.6983	0.6343	0.6633	0.6861
FISCAL YEAR ENDED APRIL 30, 2000	0.6973	0.6609	0.6801	0.6752
FISCAL YEAR ENDED APRIL 30, 2001	0.6830	0.6334	0.6611	0.6512
FISCAL YEAR ENDED APRIL 30, 2002	0.6623	0.6199	0.6381	0.6378
FISCAL YEAR ENDING APRIL 30, 2003
First Quarter	0.6618	0.6303	0.6483	0.6312
Second Quarter	0.6443	0.6273	0.6354	0.6409
MONTH ENDED:
August 31, 2002	0.6443	0.6276	0.6378	0.6415
September 30, 2002	0.6434	0.6306	0.6349	0.6306
October 31, 2002	0.6409	0.6273	0.6338	0.6409
November 30, 2002	0.6439	0.6289	0.6365	0.6328
December 31, 2002	0.6462	0.6331	0.6412	0.6331
January 31, 2003	0.6589	0.6338	0.6489	0.6572

      On August 26, 2002, the last trading day prior to the announcement of the merger, the exchange rate for one Canadian dollar expressed in United States dollars based on the Noon Rate was US$0.6422. On February 7, 2003 the exchange rate for one Canadian dollar expressed in United States dollars based on the Noon Rate was US$0.6574.

Dividends

      Neither Geac nor Extensity has declared or paid any cash dividends on its stock within the past five years. Geac does not expect to pay dividends in the immediate future. However the Board of Directors of Geac may decide to pay dividends in the future on Geac common shares should operational circumstances permit, including earnings, financial requirements and business considerations existing at such future time. Geac currently expects that future dividends, if any, would be paid in Canadian dollars.

RISK FACTORS

      The merger involves a high degree of risk. Extensity stockholders who make a stock election will be choosing to invest in Geac common shares. An investment in Geac shares involves a high degree of risk. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider all the following risk factors relating to the proposed merger, the combined company, Geac and Extensity in deciding whether to vote in favor of the merger or whether to elect to receive cash or Geac common shares in the merger.

Risks Related to the Merger

There may be substantial difficulties, costs and delays involved in integrating the operations of Geac and Extensity, which could damage the combined company’s business and prospects, and which could adversely affect the value of the Geac common shares you may elect to receive in the merger.

      Integrating Geac and Extensity will be a complex, time consuming and expensive process which could disrupt the combined company’s revenues and operations and damage its future prospects if not completed in an efficient manner. Some of the potential difficulties, costs and delays involved in integrating Geac and Extensity include:

•	distraction of management from the business of the combined company;

•	problems with compatibility of business cultures;

•	unanticipated difficulties in integrating the products and technologies of the two companies;

•	customer perception of an adverse change in service standards, business focus, billing practices or product and service offerings;

•	costs and inefficiencies in delivering products and services to the customers of the combined company;

•	problems in successfully coordinating the research and development efforts of the combined company;

•	difficulty integrating sales, support and product marketing;

•	costs and delays in implementing common systems and procedures, including financial accounting and enterprise resource planning systems; and

•	inability to retain and integrate key management, research and development, technical sales and customer support personnel.

      Any disruption of the combined company’s revenues and operations or damage to its prospects, as perceived by investors, could adversely affect the value of the Geac common shares you may elect to receive in the merger.

Difficulties in integrating Geac and Extensity may prevent the combined company from realizing the strategic benefits of the merger, which could adversely affect the value of the Geac common shares you may elect to receive in the merger.

      Geac and Extensity expect that the combination of the two companies should enable the combined company to extend the functionality of its enterprise application suite and better meet the needs of its enterprise customers worldwide. Until the merger, Geac and Extensity will operate independently, each with its own business, business culture, customers, employees and systems. In order for the combined company to realize the strategic benefits from the merger, the companies must operate as a combined organization after the merger using common:

•	sales, marketing, service and support organizations;

•	information communication systems;

•	operating procedures;

•	financial controls; and

•	human resource practices, including benefit, training and professional development programs.

      The merger will not achieve its anticipated benefits unless Geac successfully combines the operations of Extensity with those of Geac and integrates the two companies’ products in a timely manner. Any one or all of the potential difficulties, costs or delays identified above could cause the loss of customers, employees or business partners, increased operating costs or poorer than anticipated financial performance, which could in turn adversely affect the value of the Geac common shares you may receive in the merger.

Uncertainty regarding the timing of completion of the merger, or whether it will be completed at all, may cause customers, suppliers and channel partners to delay or defer doing business with Geac and Extensity, which could disrupt their respective operations and result in a loss of, or delay in generating, revenues.

      The merger will happen only if stated conditions are met, or in certain cases waived, including approval of the merger by Extensity’s stockholders and the absence of any material adverse change in the business of Extensity or Geac. Many of the conditions are outside the control of Extensity and Geac. Both parties also have stated rights to terminate the merger agreement. Accordingly, there may be uncertainty regarding the timing of the completion of the merger, or whether it will be completed at all. This uncertainty may cause customers and suppliers to delay or defer doing business with Extensity or Geac, which could negatively affect their respective businesses. Customers and suppliers may also seek to change existing agreements with Extensity or Geac as a result of the proposed merger. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on the respective businesses of Extensity and Geac, regardless of whether the merger is ultimately completed.

Extensity stockholders will receive a fixed number of Geac common shares or a fixed amount of cash despite changes in market value of Extensity common stock or Geac common shares, and the Canadian dollar value of Geac common shares received in the merger may increase or decrease after Extensity stockholders submit their proxies and make their elections.

      Each Extensity stockholder will be able to elect to receive, upon the completion of the merger, US$1.75 in cash or 0.627 of a Geac common share for each share of Extensity common stock, subject to adjustment depending on the amount of Extensity’s working capital at the closing. Shares of Extensity common stock with respect to which a stock election is made are referred to as “stock election shares,” and shares with respect to which a cash election is made are referred to as “cash election shares.” There will be no adjustment for changes in the market price of either the Extensity common stock or the Geac common shares. In addition, neither Extensity nor Geac may terminate the merger agreement, nor may Extensity withdraw the recommendation of its board of directors or resolicit the vote of its stockholders, solely because of changes in the market price of the Extensity common stock or the Geac common shares. Accordingly, the value of each Geac common share that Extensity stockholders who make a stock election will receive upon the merger’s completion will depend on the market value of Geac common shares when the merger is completed and may decrease from the date you submit your proxy and make your election. The market price of Geac common shares is by nature subject to the general price fluctuations in the market for publicly traded equity securities and has experienced significant volatility. In addition, the market price of the common shares of Geac and the common stock of Extensity may decline as a result of one or more of the risks described in this section. Fluctuations in exchange rates between the Canadian dollar and the United States dollar could affect the value, in United States dollars, of any Geac common shares you receive in the merger. Geac and Extensity urge you to obtain current market quotations for Geac common shares and Extensity common stock and current currency exchange rates between the Canadian dollar and the United States dollar. Geac cannot predict or give any assurances as to the market price of Geac common shares or their value in United States dollars at any time before or after the completion of the merger. See the section entitled “Comparative Per Share Market Price, Dividend and Exchange Rate Data” for additional historical exchange rate and trading information.

The market price of Geac common shares may decline as a result of the merger, and Extensity stockholders who elect to receive Geac common shares may suffer a loss in the value of their investment.

      The market price of Geac common shares may decline as a result of the merger for various reasons, including if:

•	the integration of Geac and Extensity is unsuccessful;

•	Geac does not achieve or is perceived not to have achieved the expected benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or investors;

•	the combination of the two companies’ businesses does not result in increased per-share earnings of Geac following the merger, taking into consideration the greater number of Geac common shares that will be outstanding as a result of the merger;

•	sales of Geac common shares by former Extensity stockholders, including possible sales by those Extensity executive officers and directors who have signed lock-up agreements, as the restrictions in those agreements expire, have a dampening effect on the market for Geac’s common shares; or

•	the effect of the merger on Geac’s financial results is not consistent with the expectations of financial or industry analysts or investors.

      The market price of the Geac common shares could also decline as a result of unforeseen factors related to the merger or other factors described in this section.

The Geac common shares you may elect to receive are not traded in any established public trading market in the United States, which could result in less research coverage, trading volume and liquidity than would be the case if the Geac common shares were listed or traded in the United States.

      It is a condition to the closing of the merger that the Geac common shares you may elect to receive in the merger be listed on the Toronto Stock Exchange. They are not, and currently are not expected by Geac to be, listed or traded on any stock exchange, automated quotation system or other established public trading market in the United States. An Extensity stockholder who has elected to receive Geac common shares in the merger and desires to sell them will be able to do so only on the Toronto Stock Exchange. Research analysts and institutional investors in the United States may be more inclined to follow or invest in stocks that are traded on exchanges or markets in the United States. As a result, Geac’s shares may receive less research coverage and may consequently experience lower trading volume and liquidity than might have been the case if the Geac common shares had been listed or traded on an exchange or other established trading market in the United States. These factors could limit the appreciation of any Geac common shares that Extensity stockholders receive in the merger.

If less than 20% of the merger consideration is paid in cash, the merger might constitute a tax-free reorganization.

      Geac’s special tax counsel is of the opinion that if more than 20% of the merger consideration paid by Geac and its subsidiary is paid in cash, the merger will constitute a taxable transaction. If the merger constitutes a taxable transaction, Extensity stockholders will recognize gain or loss equal to the difference between their adjusted tax basis in the shares of Extensity common stock they exchange for cash or Geac common shares in the merger and the amount of cash plus the fair market value of any Geac common shares received. Geac’s special tax counsel is of the opinion that if less than 20% of the merger consideration paid by Geac and its subsidiary is paid in cash, the transaction should constitute a taxable transaction. That means that in the opinion of Geac’s special tax counsel, there is some risk that the merger might be characterized by the Internal Revenue Service of the United States or by a court as a tax-free reorganization. If the merger is treated as a tax-free reorganization, an Extensity stockholder will recognize no gain or loss upon conversion of shares of Extensity common stock into Geac common shares, but will recognize gain (but not loss) to the extent that any cash is received in exchange for the Geac common shares.

Failure to retain key employees could diminish the anticipated benefits of the merger.

      The success of the merger will depend in part on the retention of personnel who are critical to the business and operations of the combined company due to, for example, their technical skills or management expertise. Employees may experience uncertainty about their future role with Geac and Extensity. Geac and Extensity also have different corporate cultures, and some Geac and Extensity employees may not want to work for the combined company. In addition, competitors may recruit employees during the pendency of the merger and Geac’s subsequent integration of Extensity, as commonly occurs in high technology mergers. If Geac and Extensity are unable to retain personnel who are critical to the successful integration and future operation of the companies, Geac and Extensity could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the merger. It is a condition to Geac’s obligation to complete the merger, which can be waived by Geac, that none of Elizabeth Ireland, Extensity’s Vice President of Marketing, Mark Oney, Extensity’s Vice President of Engineering, Donald Smith, Extensity’s Vice President of Hosted Operations and Customer Advocacy and David Yarnold, Extensity’s Vice President of Worldwide Sales has given notice of his or her intention not to remain employed by Extensity after the merger pursuant to employment agreements entered into by each of them at the time the merger agreement was signed. If one or more of these executives should resign or indicate his or her intention to do so and Geac should nonetheless proceed to complete the merger, the unavailability of the departing executive or executives could adversely affect the business of the combined company.

The merger may go forward in certain circumstances even if Geac or Extensity experiences an adverse effect on its business which negatively affects the value of the Geac common shares you may elect to receive in the merger.

      In general, either party can refuse to complete the merger if a material adverse effect, as defined in the merger agreement, occurs with respect to the other party before the closing. However, neither party may refuse to complete the merger on that basis if the adverse effect results from:

•	announcement or pendency of the merger;

•	adverse changes in the industries in which the relevant company competes or the U.S. or Canadian economy as a whole;

•	adverse changes or effects arising from acts of terrorism or war;

•	any change in the trading price of the common stock of the other party;

•	the entry of a competitor into the industries in which Geac or Extensity competes;

•	adverse changes or effects arising from or relating to any change in law;

•	any effect relating to compliance with the terms of, or the taking of any action required by, the merger agreement;

•	effect of depreciation of depreciable assets in accordance with US GAAP; or

•	any changes in any of the elements used to calculate the working capital adjustment.

      If any of the adverse effects described above occurs, whether before or after your election to receive either cash or stock in the merger or the Extensity stockholder meeting, Geac and Extensity must still complete the merger even though Geac’s stock price may suffer as a result of the adverse effect. This could reduce the value of the Geac common shares you may have elected to receive in the merger.

If governmental authorities challenge the merger, the merger may not occur or could be delayed or the governmental authorities could impose conditions to completion of the merger that might make the benefits of the merger more difficult to obtain.

      Under certain circumstances, the merger may be subject to the reporting obligations and statutory waiting period applicable to transactions falling within the jurisdiction of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Because the applicability of this Act is based in part on the value of the Geac common shares that may constitute merger consideration during the 45-day period preceding the closing of the merger, Geac and Extensity will closely monitor their respective trading prices during the period following the mailing of this proxy statement/prospectus to Extensity’s stockholders and prior to the closing of the merger. If the value of the merger consideration exceeds the statutory threshold throughout this 45-day period, each of Geac and Extensity may be subject to the reporting obligations and statutory waiting period under this Act. The value of the merger consideration currently is below the Hart-Scott-Rodino reporting threshold, and if it remains or falls below the threshold at any time during the 45-day period preceding the close of the merger, as is the expectation of Geac and Extensity, no Hart-Scott-Rodino notification or waiting period will be required. However, no assurance can be given that the merger will not be subject to these reporting obligations and statutory waiting periods under this Act. In addition, the Department of Justice, state antitrust authorities or the antitrust authorities of another country could attempt to prevent the merger from occurring before or after the expiration of the Hart-Scott-Rodino waiting period, or could place conditions on their approval of the merger that may delay the merger, increase the combined company’s operating costs, require it to discontinue or dispose of some of its products or businesses or otherwise limit its future actions. Any such conditions could have a material adverse effect on the business and results of operations of the combined company.

The costs of the merger will be substantial, which could affect the results of operations and financial condition of the combined company.

      Geac and Extensity expect to incur aggregate transaction costs and other one-time charges of between US$5.8 million and US$6.2 million in connection with the merger. These charges include estimated direct transaction costs of approximately US$4.0 million to be incurred by Geac and approximately US$1.8 million to be incurred by Extensity. Direct transaction costs principally consist of investment banking, accounting, legal and consulting fees. If the benefits of the merger do not exceed the costs associated with the merger, the combined company’s financial condition and its results of operations, including earnings per share, could suffer, and the market price of the combined company’s common shares could decline.

The rights of holders of Extensity common stock who make a stock election will change as a result of the merger, and Extensity stockholders will have less control over corporate actions proposed by Geac than they would have had over corporate actions proposed by Extensity.

      After the merger, stockholders of Extensity, a Delaware corporation, who make a stock election will become shareholders of Geac, a corporation governed by the Canada Business Corporations Act, and their rights will be governed by the laws of Canada and Geac’s charter and bylaws, which are different from Delaware law and Extensity’s charter and bylaws. In addition, Extensity stockholders who make a stock election will hold a much smaller percentage of Geac’s outstanding common shares than they held of Extensity’s outstanding common stock. As a result of these differences, Extensity stockholders will have less control over corporate actions proposed to be taken by Geac than they would have had over corporate actions proposed to be taken by Extensity. For more information, see “Comparison of Stockholder Rights and Corporate Governance Matters.”

Geac’s Shareholder Protection Rights Plan may discourage takeover attempts or make it less likely that you will receive a premium for any Geac common shares you elect to receive in the merger in connection with a future acquisition of Geac.

      Geac has adopted a Shareholder Protection Rights Plan which authorizes the issuance of one right for each Geac common share. The rights represent the right to purchase, subject to the terms and conditions of the Rights Plan, Geac common shares that would have the effect of diluting the interests of potential acquirors. The Rights Plan may have an anti-takeover effect and discourage takeover attempts not first approved by Geac’s Board of Directors. This may make it harder for you to receive a premium for any Geac common shares you acquire in the merger in connection with a future acquisition of Geac. Extensity does not have a similar rights plan. See “Geac Shareholder Protection Rights Plan.”

Failure to complete the merger could cause Geac’s share price and Extensity’s stock price to decline and could harm Geac’s and Extensity’s business and operating results.

      The merger agreement contains conditions which must be fulfilled or waived in order that one or both of the parties be obligated to complete the merger. In addition, the merger agreement may be terminated by either Geac or Extensity under specified circumstances. If the merger is not completed for any reason, Geac and Extensity may each be subject to a number of risks, including the following:

•	the market price of Geac common shares and Extensity common stock may decline to the extent that the relevant current market price reflects a market assumption that the merger will be completed;

•	many costs related to the merger, such as legal, accounting, financial advisor and financial printing fees, have to be paid regardless of whether the merger is completed; and

•	there may be substantial disruption to the businesses of Geac and Extensity and distraction of their workforces and management teams.

Certain officers and directors of Extensity will receive benefits that may have influenced them to support or approve the merger.

      Some of the directors and officers of Extensity have interests in the merger that are different from the interests of the stockholders of Extensity, and that may have influenced them in their decisions to support or approve the merger. For example, each of Elizabeth Ireland, Extensity’s Vice President of Marketing, Mark Oney, Extensity’s Vice President of Engineering, Donald Smith, Extensity’s Vice President of Hosted Operations and Customer Advocacy and David Yarnold, Extensity’s Vice President of Worldwide Sales, has entered into an employment agreement which provides each of these four executives with employment with Extensity following the merger. Extensity’s other officers and directors will receive other benefits, including continuation by Geac of certain insurance coverage and indemnification provisions. See the section entitled “The Merger — Interests of Extensity’s Executive Officers and Directors in the Merger” for further information concerning these interests.

Risks Related to Geac’s Historical Business

Geac has a history of recent losses and may not maintain profitability in the future. The value of any Geac common shares you may elect to receive in the merger may fall if Geac fails to maintain profitability or generate sufficient cash from operations.

      Geac generated net income of CDN$42.1 million in fiscal 2002. However, Geac incurred net losses of CDN$234.8 million in fiscal 2001. As a result of losses, Geac had an accumulated deficit of CDN$129.6 million at April 30, 2002. As Geac grows its business, Geac expects operating expenses and capital expenditures to increase significantly and as a result, Geac will need to generate significant revenue to maintain profitability. Geac may not be able to sustain or increase profitability or cash flows from operations on a quarterly or annual basis in the future, and could incur losses in future periods. If Geac’s revenues continue to decline as they have in each of its two most recent fiscal years, its operating results could be seriously impaired because many of its expenses are fixed and cannot be easily or quickly reduced. A failure to maintain profitability could materially and adversely affect Geac’s business.

      Geac recorded net restructuring and other unusual items of CDN$45.9 million in fiscal 2002 and CDN$295.9 million in fiscal 2001, related to significant write-downs of goodwill and intangible assets as well as to restructuring efforts intended to reduce costs and more efficiently organize Geac’s operations.

Geac periodically reviews the value of acquired intangibles and goodwill to determine whether any impairment exists and could write-down a portion of its intangible assets and goodwill as part of any such future review. Geac also periodically reviews opportunities to more efficiently organize its operations, and may record further restructuring charges in connection with any such reorganization. Any write down of intangible assets or goodwill or restructuring charges in the future could materially and adversely affect Geac’s results of operations.

Geac’s revenues and operating results fluctuate significantly from quarter to quarter, and the value of the Geac common shares could fall if its revenues or operating results are below the expectations of analysts or investors.

      Many factors have caused and may in the future cause Geac’s revenue and operating results to fluctuate significantly. Some of these factors are:

•	the timing of significant orders, delivery and implementation of our products;

•	the gain or loss of any significant customer;

•	the number, timing and significance of new product announcements and releases by Geac or its competitors;

•	Geac’s ability to acquire or develop (independently or through strategic relationships with third parties), introduce and market new and enhanced versions of its products on a timely basis;

•	possible delays in the shipment of new products and purchasing delays of current products as Geac’s customers anticipate new product releases;

•	order cancellations and shipment rescheduling or delays;

•	patterns of capital spending and changes in budgeting cycles by Geac’s customers;

•	market acceptance of new and enhanced versions of Geac’s products;

•	changes in the pricing and the mix of products and services Geac sells;

•	seasonal variations in Geac’s sales cycle (such as lower sales levels typically experienced by its European operations during summer months);

•	the level of product and price competition;

•	changes in operating expenses;

•	exchange rate fluctuations;

•	the timing of any acquisitions and related costs; and

•	changes in personnel and related costs.

      In addition, Geac expects that a substantial portion of its revenue will continue to be derived from renewals of maintenance contracts from customers of its software applications. These maintenance contracts typically expire on an annual basis, and the timing of cash collections of related revenues varies from quarter to quarter. In addition, Geac’s new license revenue and results of operations may fluctuate significantly on a quarterly and annual basis in the future, as a result of a number of factors, many of which are outside of its control. A sale of a new license generally requires a customer to make a purchase decision that involves a significant commitment of capital. As a result, the sales cycle associated with the new license revenue will vary substantially and will be subject to a number of factors, including customers’ budgetary constraints, timing of budget cycles and concerns about the pricing or introduction of new products by Geac or its competitors.

      If Geac’s revenues or operating results fall below the expectations of financial analysts or investors, the value of Geac’s common shares could fall. As a result of the foregoing factors and the other factors described in this section, Geac believes that period-to-period comparisons of its revenue and operating results are not necessarily meaningful. You should not rely on these comparisons to predict Geac’s future performance.

Geac experiences customer attrition, which could affect its revenues more adversely than Geac expects, and Geac may be unable to adapt quickly to such attrition. Any significant reduction in revenues as a result of attrition may result in a decrease in the trading price of Geac’s common shares.

      Geac expects that a substantial portion of its revenue will continue to be derived from renewals of annual maintenance contracts with customers of its software applications, and, to a lesser extent, from professional services engagements for these customers. Attrition in Geac’s customer base has historically taken place, and continues to take place, when existing customers elect not to renew their maintenance contracts and cease purchasing professional services from Geac. This can occur for a variety of reasons, including a customer’s decision to replace Geac’s product with that of a competing vendor, to purchase maintenance or consulting services from a third-party service provider or to forgo maintenance altogether. It can also occur when a customer is acquired or ceases operations.

      To date, Geac has experienced relatively predictable and stable customer attrition, and has been able in part to replace the revenue lost through attrition with new revenue from maintenance contracts and professional services associated with new license sales and from maintenance contract price increases. However, any factors that adversely affect the ability of Geac’s installed systems to compete with those available from others, such as availability from competitors of products offering more advanced product architecture, superior functionality or performance or lower prices, or factors that reduce demand for Geac’s maintenance and professional services, such as intensifying price competition, could lead to increased rates of customer attrition. Should the rate of customer attrition exceed Geac’s expectations, Geac may be unable to replace the lost revenue, or to reduce its costs, sufficiently or in a timely enough fashion to maintain profitability. In such circumstances, higher than expected customer attrition could have a material adverse effect on Geac’s business, results of operations and financial condition.

Geac may be unable to realize its growth strategy if it is unable to identify other suitable acquisition opportunities.

      Geac believes that its future success depends upon its ability to make additional acquisitions to offset the effect of customer attrition. If Geac cannot make future acquisitions, its revenues and stock price will likely decline. Geac cannot be certain that it will be able to identify additional suitable acquisition candidates available for purchase at reasonable prices, to consummate any acquisition, or to successfully integrate any acquired business into its operations. When evaluating an acquisition opportunity, Geac cannot assure you that it will correctly identify the risks and costs inherent in the business that it is acquiring. In addition, to achieve desired growth rates as Geac becomes larger, acquisition candidates are likely to be larger and may include public companies. The acquisition of a public company, such as Geac’s acquisition of JBA Holdings plc, or JBA, in fiscal 2000, may involve additional risks, including the potential for lack of recourse against public shareholders for undisclosed material liabilities of the acquired business. If Geac were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of its available cash resources could be used to consummate the acquisitions.

Geac’s inability to successfully integrate other businesses that it acquires may disrupt its operations or otherwise have a negative impact on its business.

      Geac made two acquisitions during fiscal 2001, and no acquisitions during fiscal 2002. Geac made numerous acquisitions prior to fiscal 2001, including eleven during fiscal 2000. Geac is frequently in formal or informal discussions with potential acquisition candidates, and may make additional acquisitions of, or large investments in, other businesses that offer products, services, and technologies that Geac believes would complement its products and services. Integration of Geac’s completed acquisitions and any future acquisitions, including Extensity, involves a number of special risks, including: diversion of management’s attention from, and disruption of, Geac’s on-going business; failure to successfully integrate the personnel, information systems, technology and operations of the acquired business; failure to maximize the potential financial and strategic benefits of the transaction; failure to realize the expected synergies from the combined company; possible impairment of relationships with employees and customers as a result of any integration of new businesses and management personnel; impairment of assets related to resulting goodwill, and reductions in future operating results from amortization of intangible assets; and unanticipated adverse events, circumstances or legal liabilities associated with the transaction or the acquired business.

      Moreover, mergers or acquisitions of technology companies are generally risky and often fail to deliver the return on investment that acquirers expect. Such failures can result from a number of factors, including rapid changes in technology, in the markets in which the combining companies compete, and in demand for their products and services; difficulties in integrating the businesses and personnel of the acquired company; failure to achieve expected revenue or cost synergies; unanticipated costs or liabilities; and other factors. In September 1999, Geac acquired JBA for CDN$261.9 million, consisting of CDN$228.2 million of cash and CDN$33.7 million of restructuring provisions. In fiscal 2001, Geac recorded unusual charges of CDN$295.9 million, which included CDN$229.1 million related to the write-down of intangible assets and goodwill acquired in the JBA transaction. If Geac is unable to integrate future acquisitions successfully, its business and results of operations could be adversely affected.

The loss, cancellation or delay of orders by Geac’s customers could harm its business.

      The purchase of some of Geac’s products, particularly its EAS products, and of its related professional services may involve a significant commitment of resources and costs for Geac’s customers. As a result, Geac’s sales process involves a lengthy evaluation and product qualification process that may require significant capital expenditures. For these and other reasons, the sales cycle associated with the license of Geac’s products, renewal of maintenance agreements, and sale of related professional services varies substantially from contract to contract and customer to customer. The sales cycles for Geac’s products vary by product and application, and may range up to a year or more for large, complex installations. Geac may experience delays over which it has no control and which further extend that period. During the process, Geac may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations, and feasibility studies. If Geac is unsuccessful in generating offsetting revenues during these sales cycles, its revenues and earnings could be substantially reduced, or it could experience a large loss. Any significant or ongoing failure to ultimately achieve sales as a result of Geac’s efforts, or any delays or difficulties in the implementation process for any given customer, could have a negative impact on Geac’s revenues and results of operations.

Demand for Geac’s products and services fluctuates rapidly and unpredictably, which makes it difficult to manage Geac’s business efficiently and can reduce its gross margins, profitability and market share.

      Geac depends upon the capital spending budgets of its customers. World economic conditions have in the past adversely affected Geac’s licensing and maintenance revenue. If economic or other conditions reduce Geac’s customers’ capital spending levels, its business, results of operations, and financial condition may be adversely affected. There has been a severe worldwide downturn in information technology spending over the last few years, and any growth in Geac’s markets will depend on a general recovery in information technology spending. Growth prospects for Geac’s existing businesses are uncertain, with expansion in the industry also being highly dependent on users of enterprise applications systems enhancing their current systems through Web-based applications and new functionality that is complementary to that of their existing systems. Currently, Geac believes that the market for enterprise resource planning software is weak, and it may continue to be weak for the foreseeable future. Geac believes that the continued weakness in its revenues from sales of its enterprise applications systems is consistent with the experience of other participants in its industry.

      In addition, the purchase and implementation of Geac’s products can constitute a major portion of Geac’s customers’ overall corporate services budget, and the amount customers are willing to invest in acquiring and implementing such products has tended to vary in response to economic or financial crises or other business conditions. Prolongation of the current economic downturn or other difficulty in the economies where Geac licenses its products, including North America, the United Kingdom, and other European countries, could have a material adverse affect on its business, financial position, operating results, or cash flows. In particular, Geac’s financial position may be significantly adversely affected by a recession or prolonged economic slowdown in any of the economies where Geac derives a substantial portion of its revenue.

Geac faces significant competition from other providers of enterprise applications software and systems, which may reduce its market share or limit the prices it can charge for its systems and services.

      The enterprise resource planning market in which Geac competes is maturing and is deeply penetrated by large independent software suppliers, such as SAP, Oracle, and PeopleSoft, and a large number of other suppliers that sell to small to mid-sized customers. As a result, competition is intense, and significant pricing pressure exists. The intensity of this competition increases as demand for products and services such as those offered by Geac weakens. To maintain and to improve its competitive position, Geac must continue to develop and to introduce, in a timely and cost effective manner, new products, product features, and services. In addition, Geac expects that a substantial portion of its revenue will continue to be derived from renewals of annual maintenance contracts with customers of its software applications. Although Geac has experienced relatively stable and predictable attrition relating to these contracts, increased competition could significantly reduce the need for its maintenance services, as customers could either decide to replace Geac’s software applications with a competitor’s applications or to enter into a maintenance contract with a third party to service its software.

      Geac anticipates additional competition as other established and emerging companies enter the market for its products and as new products and technologies are introduced. For example, companies that historically have not competed in the enterprise resource planning systems market could introduce new enterprise applications based on newer product architectures that could provide for functionality similar to that of Geac’s products that are based on older technology. In addition, current and potential competitors may make strategic acquisitions or establish co-operative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of Geac’s prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. This competition could result in price reductions, fewer customer orders, reduced gross margins, and loss of market share. In addition, variances or slowdowns in Geac’s new licensing revenue may negatively impact its current and future revenue from services and maintenance, since such services and maintenance revenues typically lag behind license fee revenue.

Geac’s competitors may have advantages over Geac that may inhibit its ability to compete effectively.

      Many of Geac’s competitors and potential competitors have significantly greater financial, technical, marketing, and other resources, greater name recognition and a larger installed base of customers than does Geac. The products of some of Geac’s competitors are based on more advanced product architectures, or offer performance advantages compared with Geac’s more mature EAS products. Geac’s competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or may devote greater resources to the development, promotion, and sale of their products than Geac is able to do. Many competitive factors affect the market for Geac’s products and its ability to earn maintenance, professional services and new license revenue. Some of these factors are: vendor and product reputation; expertise and experience in implementing products in a particular customer’s industry sector; cost of ownership; ease and speed of implementation; customer support; product architecture, quality, price and performance; product performance attributes such as flexibility, scalability, compatibility, functionality and ease of use; and vendor financial stability. Geac’s inability to compete effectively based on any of the foregoing factors could have a material adverse effect on its business, results of operations and financial condition. Not all of Geac’s existing products compete equally well with respect to each of these factors. To the extent that Geac concludes that one or more of its existing products is unable to compete effectively, it may reduce the amount of product development, sales and marketing and other resources that it devotes to that product, which could result in customer dissatisfaction and a more rapid than anticipated rate of customer attrition and decline in revenues from that product, each of which could have a material adverse effect on Geac’s business, results of operations and financial condition.

Geac’s rapid growth through acquisitions has placed significant demands on Geac’s management resources and operational infrastructure. Any failure to manage growth effectively may lead to a disruption in Geac’s operations and a resulting decline in profitability.

      In recent years, Geac has experienced substantial growth, primarily through acquisitions, which have significantly expanded its operations. Geac has made 34 acquisitions between May 1, 1995, and October 31, 2002, and plans to continue to make acquisitions in the future. This growth and expansion have placed, and will continue to place, a significant demand on Geac’s management resources. To manage growth effectively, Geac must maintain a high level of quality, efficiency and performance and must continue to enhance its operational, financial, and management systems and to attract, to train, to motivate and to manage employees. Geac may not be able to effectively manage this expansion, and any failure to do so could lead to a disruption in Geac’s business, a loss of customers and revenue and increased expenses. Any such decline in profitability would lessen the value of the Geac common shares issued to Extensity stockholders in the merger.

Potential divestitures may reduce revenues in the short term and create uncertainty among its employees, customers and potential customers which could harm its business.

      Geac has in the past divested and may in the future consider divesting certain portions of its business. Any divestitures would result in a short-term reduction in revenue and could harm Geac’s results of operations if it were not able to reduce expenses accordingly or to generate offsetting sources of revenue. To the extent that its consideration of these potential divestitures became known prior to its completion, Geac could face the risk, among others, that customers and potential customers of the business division in question might be reluctant to purchase Geac’s products and services during this period. In addition, Geac might face the risk that it may be unable to retain qualified personnel within that business division during this period. These risks could prevent Geac from successfully completing on favorable terms, or at all, divestitures that would otherwise be beneficial to Geac and may in the process weaken business divisions subject to consideration for divestiture that are not, in fact, divested. Any of these events could result in a loss of customers, revenues and employees and harm Geac’s results of operations.

Geac’s international operations expose Geac to additional risks, including currency-related risk.

      Geac is subject to risks of doing business internationally, including fluctuations in currency exchange rates, increases in duty rates, difficulties in obtaining export licenses, difficulties in the enforcement of intellectual property rights and political uncertainties. Geac derived more than 95% of its total revenue from sales outside Canada in each of fiscal 2001 and 2002. Geac’s most significant international operations are in the United States, France and the United Kingdom, which are the only countries in which Geac’s revenues constituted more than 5% of its total worldwide revenues during fiscal 2001 and 2002. Historically, Geac’s Canadian sales and expenses have been denominated in Canadian dollars, and Geac’s non-Canadian sales and expenses have been denominated in the currencies of 21 other jurisdictions. Geac has not to date used forward exchange contracts to hedge exposures denominated in non-Canadian currencies or use any other derivative financial instrument for trading, hedging, or speculative purposes.

      To the extent that Geac makes sales denominated in currencies other than Canadian dollars, gains and losses on the conversion of such sales to Canadian dollars may, in the future, contribute to fluctuations in Geac’s business and operating results. In addition, fluctuations in exchange rates could affect the demand for Geac’s products. Additional risks Geac faces in conducting business internationally include the following: longer payment cycles; difficulties in managing international operations, including constraints associated with local laws regarding employment; problems in collecting accounts receivable; complex international tax compliance requirements; and the adverse effects of tariffs, duties, price controls or other restrictions that impair trade.

Seasonal trends in sales of Geac’s software products may result in periodic reductions in Geac’s cash flow and impairment of its operating results.

      Seasonality in Geac’s business could result in its revenues or cash flow in a given period being less than market estimates. Seasonality could also result in quarter-to-quarter decreases in Geac’s revenues or cash flow. Geac’s revenues and operating results in its January quarter have tended to benefit from customer spending related to calendar year end budget cycles. In fiscal 2002, approximately 40% of Geac’s maintenance contracts were scheduled for renewal on a calendar year basis. Accordingly, cash receipts from maintenance contract renewals are highest in the January quarter and lowest in the July and October quarters. These historical patterns may change over time, however, particularly as Geac’s operations become larger and the sources of its revenue change and become more diverse. Geac’s European operations have expanded significantly in recent years following its acquisition of JBA in September 1999, and may experience variability in demand associated with seasonal buying patterns in these foreign markets. For example, Geac’s July and October quarters typically experience reduced sales and cash collections activity in part due to the European summer holiday season.

If Geac cannot attract and retain qualified sales personnel, customer service personnel, and software developers, Geac may not be able to sell and to support its existing products or to develop new products.

      Geac depends on key technical, sales, and senior management personnel. Many of these individuals would be difficult to replace if they were to leave Geac’s employment. In addition, Geac’s success is highly dependent on its continuing ability to identify, to hire, to train, to assimilate, to motivate, and to retain highly qualified personnel, including recently hired officers and other employees. Competition for qualified employees is particularly intense in the technology industry, and Geac has in the past experienced difficulty recruiting qualified employees. Geac’s failure to attract and to retain the necessary qualified personnel could seriously harm its operating results and financial condition.

      Geac’s future growth depends in part upon its ability to develop new products and improve existing products. Geac’s ability to develop new products and services and to enhance its existing products and services will depend in part on its ability to recruit and to retain top quality software programmers. There is a shortage of programming personnel, and competition for qualified programmers is intense. If Geac is unable to hire and to retain sufficient numbers of qualified programming personnel, it may not be able to develop new products and services or to improve its existing products and services in the time frame necessary to execute its business plan.

Geac’s executive officers are critical to its business, and these officers may not remain with Geac in the future.

      Geac’s future success largely depends on the continued efforts and abilities of its executive officers. Their skills, experience, and industry contacts significantly benefit Geac. Although Geac has employment and noncompetition agreements with Paul Birch, Geac’s President and Chief Executive Officer, Arthur Gitajn, Geac’s Chief Financial Officer, Graeme Riley, Geac’s Managing Director, Geac Enterprise Solutions, Europe and Bertrand Sciard, Geac’s Managing Director, Geac Enterprise Solutions, Europe, it cannot assure you that they will all choose to remain employed by Geac. If Geac loses the services of one or more of its executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with Geac, Geac’s business, operating results, and financial condition could be harmed. Geac does not maintain key-man life insurance on any of its employees.

The market for Geac’s software products is characterized by rapid technological advances, and Geac must continually improve its technology to remain competitive.

      Rapid technological change and frequent new product introductions and enhancements characterize the enterprise solutions software industry. Geac’s current and potential customers increasingly require greater levels of functionality and more sophisticated product offerings. In addition, the life cycles of Geac’s products are difficult to estimate. Accordingly, Geac believes that its future success depends upon its ability to enhance current products and to develop and to introduce new products offering enhanced performance and functionality at competitive prices in a timely manner and on Geac’s ability to enable its products to work in conjunction with other products from other suppliers that Geac’s customers may utilize. Geac’s failure to develop and to introduce or to enhance products in a timely manner could have a material adverse effect on its business, results of operations, and financial condition. Geac may be unable to respond on a timely basis to the changing needs of its customer base, and the new applications Geac designs for its customers may prove to be ineffective. Geac’s ability to compete successfully will depend in large measure on its ability to be among the first to market with effective new products or services, to maintain a technically competent research and development staff, and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of Geac’s software products with evolving computer hardware and software platforms and operating environments. Geac cannot assure you that it will be successful in these efforts. In addition, competitive or technological developments may require Geac to make substantial, unanticipated investments in new products and technologies, and Geac may not have sufficient resources to make these investments. If Geac were required to expend substantial resources to respond to specific technological or product changes, its operating results would be adversely affected.

Geac may be unable to develop and maintain collaborative development and marketing relationships, which could result in a decline in revenues or slower than anticipated growth rates.

      A key element of Geac’s business strategy is the formation of collaborative relationships with other leading companies. Geac believes that its success will depend, in part, on its ability to maintain these relationships and to cultivate additional corporate alliances with such companies. Geac cannot assure you that its historical collaborative relationships will be commercially successful, that it will be able to negotiate additional collaborative relationships, that such additional collaborative relationships will be available to Geac on acceptable terms, or that any such relationships, if established, will be commercially successful. In addition, Geac cannot assure you that parties with whom Geac has established, or will establish, collaborative relationships will not, either directly or in collaboration with others, pursue alternative technologies or develop alternative products in addition to, or instead of, Geac’s products or experience financial or other difficulties that lessen their value to Geac and to its customers. Geac’s financial condition or results of operations may be adversely affected by a failure on the part of Geac or these third parties to establish and maintain collaborative relationships.

The combined company may become increasingly dependent on third-party software incorporated in its products and, if so, impaired relations with these third parties, errors in third-party software or inability to enhance the software over time could harm the combined company’s business.

      Each of Geac and Extensity incorporates third-party software into its products. Currently, the third-party software Geac uses includes several products from IBM, including Websphere Application Server, Websphere Commerce Suite, HACP, and MQSeries. Other third-party software incorporated by Geac in its products includes Cognos Powerplay and Impromptu, FRx Professional Edition and Enterprise Edition, NetManage Rumba, Applix iSales, Jacada, Brio Brio.Report, Rogue Wave Software Tools.h++, FileNET Panagon and Captaris RightFax. The third-party software Extensity uses includes application server software that it licenses from BEA Systems, off-line database software from Pointbase, off-line client server software from Pumatech, synchronization software from Aether Systems, reporting software from Business Objects and Java Web Start from Sun Microsystems. The combined company may incorporate additional third-party software into its products as it expands its product lines. The operation of the combined company’s products would be impaired if errors occur in the third-party software that it licenses. It may be more difficult for the combined company to correct any errors in third-party software because the software is not within its control. Accordingly, the combined company’s business would be adversely affected in the event of any errors in this software. Furthermore, it may be difficult for the combined company to replace any third-party software if a vendor seeks to terminate its license to the software.

Geac may be unable to protect its proprietary technology and that of Extensity or other companies Geac may acquire, which could harm Geac’s competitive position.

      Geac has relied, and expects to continue to rely, on a combination of copyright, trademark and trade secret laws, confidentiality procedures, and contractual provisions to establish, to maintain, and to protect its proprietary rights. Despite Geac’s efforts to protect its proprietary rights in its intellectual property and that of Extensity or other companies Geac may acquire, unauthorized parties may attempt to copy aspects of its products or to obtain information it regards as proprietary. Policing unauthorized use of Geac’s technology, if required, may be difficult, time-consuming, and costly. Geac’s means of protecting its technology may be inadequate.

      Third parties may apply for patent protection for processes that are the same as or similar to Geac’s processes or for products that use the same or similar processes as Geac’s products. Despite Geac’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its products or services or to obtain and to use information that Geac regards as proprietary. Third parties may also independently develop similar or superior technology without violating Geac’s proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of Canada and the United States.

      Geac believes that trademark protection is an important factor in establishing product recognition. Geac’s inability to protect its trademarks from infringement could result in injury to any goodwill which may be developed in its trademarks. Moreover, Geac may be unable to use one or more of its trademarks because of successful third-party claims.

      Claims of infringement are becoming increasingly common as the software industry develops and legal protections, including patents, are applied to software products. Although Geac believes that its products and technology do not infringe proprietary rights of others, litigation may be necessary to protect Geac’s proprietary technology, and third parties may assert infringement claims against Geac with respect to their proprietary rights. Any claims or litigation can be time-consuming and expensive regardless of their merit. Infringement claims against Geac could cause product release delays, require Geac to redesign its products or enter into royalty or license agreements, which agreements may not be available on terms acceptable to Geac, or at all.

Product development delays could harm Geac’s competitive position and reduce its revenues.

      If Geac experiences significant delays in releasing new or enhanced products, its position in the market could be harmed, and its revenue could be substantially reduced, which would adversely affect Geac’s operating results. Geac has experienced product development delays in the past and may experience delays in the future. In particular, Geac may experience product development delays associated with the integration of recently acquired products and technologies. Delays may occur for many reasons, including an inability to hire a sufficient number of developers, discovery of bugs and errors, or the inability of Geac’s current or future products to conform to customer and industry requirements.

Geac’s software products may contain errors or defects that could result in lost revenue, delayed or limited market acceptance or product liability claims with substantial litigation costs.

      As a result of their complexity, software products may contain undetected errors or failures when entering the market. Despite testing by Geac and testing and use by current and potential customers, defects and errors may be found in new products after commencement of commercial shipments or the offering of a network service using these products. In these circumstances, Geac may be unable to successfully correct the errors in a timely manner or at all. The occurrence of errors and failures in Geac’s products could result in negative publicity and a loss of, or delay in, market acceptance of those products, which could reduce revenue from new licenses and lead to increased customer attrition. Alleviating these errors and failures could require significant expenditure of capital and other resources by Geac. The consequences of these errors and failures could have a material adverse effect on Geac’s business, results of operations and financial condition.

      Because many of Geac’s customers use its products for business-critical applications, any errors, defects, or other performance problems could result in financial or other damage to Geac’s customers and could significantly impair their operations. Geac’s customers or other third parties could seek to recover damages from Geac in the event of actual or alleged failures of Geac’s products or the provision of services. Geac has in the past been, and may in the future continue to be, subject to these kinds of claims. Although Geac’s license agreements with customers typically contain provisions designed to limit its exposure to potential claims, as well as any liabilities arising from these claims, the provisions may not effectively protect against these claims and the liability and associated costs. Accordingly, any such claim could have a material adverse effect upon Geac’s business, results of operations, and financial condition. In addition, defending this kind of claim, regardless of its merits, or otherwise satisfying affected customers, could entail substantial expense and require the devotion of significant time and attention by key management personnel.

The hosting services of Geac’s Interealty subsidiary, and Geac’s AppCare service, are dependent on the uninterrupted operation of its data centers. Any unexpected interruption in the operation of its data centers could result in customer dissatisfaction and a loss of revenues.

      The hosting services offered by Geac’s Interealty subsidiary and Geac’s AppCare remote application management service are each dependent on the uninterrupted operation of Geac’s data centers and on Geac’s ability to protect computer equipment and information stored in its data centers against damage that may be caused by natural disaster, fire, power loss, telecommunications or internet failure, unauthorized intrusion, computer viruses and other similar damaging events. If any of Geac’s data centers were to become inoperable for an extended period Geac might be unable to provide its customers with contracted services. Although Geac takes what it believes to be reasonable precautions against such occurrences, Geac can give no assurance that damaging events such as these will not result in a prolonged interruption of its Interealty hosting services or its AppCare remote application management service, either of which could result in customer dissatisfaction, loss of revenue and damage to Geac’s business.

Risks Related to Extensity’s Historical Business

Extensity’s limited operating history and the fact that Extensity operates in a new industry make Extensity’s business prospects difficult to evaluate.

      Extensity was incorporated in November 1995 and commenced licensing of its software applications in March 1998. In considering the advisability of the merger and of electing to receive Geac common shares in the merger, Extensity stockholders should consider the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as the market for employee relationship management software applications. Risks and difficulties include the ability of Extensity and the combined company to:

•	expand Extensity’s base of customers with fully installed and deployed systems that can serve as reference accounts for its ongoing sales efforts;

•	expand Extensity’s pipeline of sales prospects in order to promote greater predictability in its period-to-period sales levels;

•	continue to offer new products that complement Extensity’s existing product line, in order to make its suite of applications more attractive to customers;

•	continue to develop and upgrade Extensity’s technology to add additional features and functionality;

•	continue to attract and retain qualified personnel;

•	expand direct sales channels and indirect channels such as relationships with OEM customers and distributors;

•	increase awareness of Extensity’s brand; and

•	maintain Extensity’s current relationships and develop new third-party relationships.

      If the combined company fails to address these risks or difficulties adequately, its business will likely suffer.

The success of the merger will depend, in part, upon the growth and acceptance of the market Extensity addresses and Extensity’s ability to meet the needs of the emerging market for employee relationship management software applications.

      The market for Extensity’s employee relationship management software applications and services is at an early stage of development. The success of the merger will depend, in part, upon the continued development of this market and the increasing acceptance by customers of the benefits to be provided by employee relationship management applications and services. In addition, as the market evolves, it is unclear whether the market will accept Extensity’s suite of applications as a preferred solution for employee relationship management needs. Accordingly, Extensity’s products and services may not achieve significant market acceptance or realize significant revenue growth. Unless a critical mass of organizations and their suppliers use Extensity’s solutions and recommend them to new customers, Extensity’s solutions may not achieve widespread market acceptance, which may cause the benefits expected from the merger not to materialize.

Extensity has a history of losses and negative cash flow and expects this to continue.

      Extensity’s business is new; Extensity has offered products for a relatively short period of time; and its base of customers and prospective customers is still relatively small. Extensity has spent significant funds to date to develop its current products and to develop its sales and market resources. Extensity has incurred significant operating losses and has not achieved profitability. As of September 30, 2002, Extensity had an accumulated deficit of US$114.0 million. The combined company expects to continue to invest in research and development to enhance current products and develop future products and support Extensity’s current sales and marketing efforts that promote Extensity’s products in the marketplace. As a result, the combined company will need to increase revenues attributable to these products significantly to achieve profitability of the Extensity business.

Extensity’s business is changing rapidly, which could contribute to fluctuations in Geac’s quarterly operating results and share price.

      Extensity’s revenues and operating results have historically varied significantly from quarter to quarter due to a number of factors, many of which are beyond Extensity’s control. Extensity also seeks to develop and maintain a significant pipeline of potential sales prospects, but it is difficult to predict when individual customer orders will be closed. Extensity’s base of customers and the number of additional customer licenses Extensity enters into each quarter are still relatively small. Accordingly, the loss or deferral of a small number of anticipated large customer orders in any quarter could result in a significant shortfall in revenues of Geac attributable to Extensity products for that quarter and future quarters, which could result in a drop in the price of Geac common shares.

      Other important factors that could contribute to fluctuation in the quarterly results of the Extensity business include:

•	the ability of Extensity or the combined company to grow Extensity’s customer base and its base of referencing customers, in light of Extensity’s relatively limited number of customers to date;

•	the ability of Extensity or the combined company to successfully develop alternative sales channels for Extensity’s products, such as sales through OEM customers or distributors;

•	the combined company’s ability to expand Extensity’s implementation and consulting resources through third-party relationships, in light of the fact that Extensity has limited third-party implementation and consulting relationships currently in place;

•	the loss of one or more of Extensity’s relatively small number of customers and prospective customers;

•	technical difficulties or “bugs” affecting the operation of Extensity’s software; and

•	delays in the introduction of new or enhanced versions of Extensity’s products.

Extensity faces intense competition, which could affect the combined company’s financial performance

      The market for Extensity’s internet-based employee relationship management software applications is highly competitive and Extensity expects competition to increase in the future. Extensity’s competitors vary in size and in the scope and breadth of the products and services they offer. Companies offering one or more products directly competitive with Extensity’s products include Ariba, Concur Technologies, IBM, PeopleSoft and Oracle. As a result of the large market opportunity for employee relationship management solutions, Extensity also expects competition from other established and emerging companies. Many of Extensity’s current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition, and a larger installed base of customers than Extensity. In addition, many of Extensity’s competitors have well-established relationships with its current and potential customers and have extensive knowledge of Extensity’s industry. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Extensity also expects that competition will increase as a result of industry consolidation. Increased competition may result in price reductions, reduced margins and loss of market share, any one of which could cause the expected benefits of the merger not to be achieved and harm the Extensity business.

If Extensity does not provide software applications and related services that meet the changing demands of its customers, the market for Extensity’s products will not grow or may decline.

      To successfully implement Extensity’s business strategy, the combined company will need to provide software applications and related services that meet the demands of its customers and prospective customers as the market and customer requirements evolve. Extensity expects that competitive factors will create a continuing need for Extensity to improve and add to Extensity’s suite of software applications. Not only will the combined company have to expend additional funds and other resources to continue to improve Extensity’s existing suite of applications, but it must also properly anticipate, address and respond to customer preferences and demands. As organizations’ needs change with respect to their enterprise applications, Extensity’s existing suite of software applications may become obsolete or inefficient relative to the combined company’s competitors’ offerings and may require modifications or improvements. The addition of new products and services will also require that Extensity continue to improve the technology underlying its applications. These requirements could be significant, and Extensity may fail to fulfill them quickly and efficiently. If the combined company fails to expand the breadth of Extensity’s applications quickly in response to customer needs or if these offerings fail to achieve market acceptance, the market for Extensity’s products will not grow or may decline, the benefits expected from the merger may not be achieved, and the Extensity business may suffer significantly.

      Extensity’s employee relationship management software products and related services have accounted for substantially all of Extensity’s revenues to date. Consequently, the combined company’s future financial performance will depend, in part, upon the successful development, introduction and customer acceptance of enhanced versions of Extensity’s employee relationship management software applications and new products and services. There can be no assurance that Extensity or the combined company will be successful in enhancing, upgrading or continuing to effectively market Extensity’s employee relationship management software applications or that any new products or services that Extensity may develop or acquire will achieve market acceptance.

If Extensity fails to maintain positive margins on service revenues in the foreseeable future, the Extensity business could suffer.

      For the three-month and nine-month periods ended September 30, 2002, Extensity’s service margins were positive. While Extensity anticipates that its margins will continue to be positive in the future, Geac cannot guarantee that they will remain positive. Failure to maintain positive margins on service revenues would cause the Extensity business to suffer. For more information related to Extensity’s costs associated with its service revenues, see the section entitled “Extensity Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Evolving technological developments and emerging industry standards will require Extensity to enhance the functionality of Extensity’s employee relationship management software applications, and any inability to enhance functionality could cause sales of Extensity products to decline.

      Because the market for Extensity’s products is subject to rapid technological change and evolving industry standards, the life cycles of Extensity’s products are difficult to predict. Competitors may introduce new products or enhancements to existing products employing new technologies, which could render Extensity’s existing products and services obsolete and unmarketable. For example, Extensity’s currently available software applications are written entirely in the Java computer language. While Extensity believes that this provides its solution with significant advantages in terms of functionality and flexibility, it is not clear whether Java-based systems will continue to maintain commercial acceptance.

      To be successful, Extensity’s products and services must keep pace with technological developments and emerging industry standards, address the ever-changing and increasingly sophisticated needs of Extensity’s customers and achieve market acceptance. The combined company’s results of operations would be seriously harmed if Extensity is unable to develop, release and market new software product enhancements on a timely and cost-effective basis, or if new products or enhancements do not achieve market acceptance or fail to respond to evolving industry or technology standards.

      In developing new products and services, Extensity may also fail to develop and market products that respond to technological changes or evolving industry standards in a timely or cost-effective manner, or experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and services.

If the combined company fails to expand Extensity’s relationships with third parties that can provide implementation and consulting services to Extensity’s customers, the combined company may be unable to grow Extensity’s revenues and the Extensity business could be harmed.

      The combined company must continue to establish relationships with third parties that can provide implementation and consulting services to Extensity’s customers. Third-party implementation and consulting firms can also be influential in the choice of employee relationship management software applications by new customers. To date, Extensity has established relationships with several third-party implementation and consulting firms. However, if the combined company is unable to establish and maintain effective, long-term relationships with implementation and consulting providers, or if these providers do not meet the needs or expectations of Extensity’s customers, the combined company may be unable to grow Extensity’s revenues, and the benefits expected from the merger may not be achieved and the Extensity business could be seriously harmed. As a result of the limited resources and capacities of many third-party implementation providers, the combined company may be unable to attain sufficient focus and resources from the third-party providers to meet all of Extensity’s customers’ needs, even if it establishes relationships with these third parties. If sufficient resources are unavailable, Extensity will be required to provide these services internally, which could limit the combined company’s ability to expand Extensity’s base of customers. A number of Extensity’s competitors have significantly more established relationships with these third parties and, as a result, these third parties may be more likely to recommend competitors’ products and services rather than Extensity’s own. Even if the combined company is successful in developing additional relationships with third-party implementation and consulting providers, Extensity will be subject to significant risk, as Extensity cannot control the level and quality of service provided by third-party implementation and consulting partners.

The combined company’s expectations of future growth depend in part on Extensity’s ability to expand international sales of its products, and factors specific to Extensity’s international expansion may prevent the combined company from achieving its anticipated growth.

      Over time, the combined company intends to expand Extensity’s international operations to achieve Extensity’s anticipated growth, but the combined company may face significant challenges to Extensity’s international expansion. The expansion of Extensity’s existing international operations and entry into additional international markets will require significant management attention and financial resources. During the nine month period ended September 30, 2002 and during the fiscal year ended December 31, 2001, approximately 10% of Extensity’s revenues were derived from international sales. To achieve broad acceptance in international markets, Extensity’s products must be localized to handle a variety of factors specific to each international market, such as tax laws and local regulations. The incorporation of these factors into Extensity’s products is a complex process and often requires assistance from third parties. The combined company may not adequately address all of the factors necessary to achieve broad acceptance in Extensity’s target international markets. Further, to achieve broad usage by employees across international organizations, Extensity’s products must be localized to handle local languages and cultures in each international market. Localizing Extensity’s products is also a complex process and the combined company intends to continue working with third parties to develop localized products. To date, Extensity has localized its product for the markets where the English language is the local language and completed translations for the German, French, Italian and Spanish languages.

Extensity’s sales cycles are long and unpredictable, which makes period-to-period revenues difficult to predict.

      Because the market for Extensity’s employee relationship management software products and related services is relatively new, Extensity experiences long and unpredictable sales cycles. The sales cycle for Extensity’s employee relationship management software applications typically ranges from three to ten months. Extensity’s customers have frequently viewed the purchase of Extensity’s products as part of a long-term strategic decision regarding the management of their workforce-related operations and expenditures. This decision process has sometimes resulted in customers taking a long period of time to assess alternative solutions by Extensity’s competitors or deferring a purchase decision until the market evolves. Sales cycles continue to be long and the timing of purchase decisions by individual customers remain at times uncertain. The combined company must continue to educate potential customers on the use and benefits of Extensity’s products and services, as well as the integration of Extensity’s products and services with additional software applications utilized by the individual customers. Because the sales cycle is long and timing of individual orders is uncertain, period-to-period revenues attributable to Extensity’s products are difficult to predict.

The combined company may be unable to attract and retain highly skilled employees that are necessary for the success of its business plan for Extensity.

      The combined company’s ability to execute its business plan for Extensity and be successful also depends on its ability to attract and retain highly skilled employees. Over time, the combined company will need to hire additional personnel in all operational areas. Competition for personnel in Extensity’s industry is intense. Extensity has in the past experienced, and Geac and Extensity expect the combined company to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If the combined company’s does not succeed in attracting or retaining personnel for the Extensity operations, its business could be adversely affected.

Software defects could lead to loss of revenue or delay the market acceptance of Extensity’s applications.

      Extensity’s enterprise applications software is complex and, accordingly, may contain undetected errors or failures when first introduced or as new versions are released. This may result in loss of, or delay in, market acceptance of Extensity’s products. Extensity has in the past discovered software errors in Extensity’s new releases and new products after their introduction. If the combined company experiences significant software errors in future releases, it could experience delays in the release, customer dissatisfaction and lower revenues and service margins during the period required to correct these errors. The combined company may in the future discover errors, and additional scaleability limitations, in new releases or new products after the commencement of commercial shipments. Any of these errors or defects could cause the combined company’s business to be materially harmed.

Security and other concerns may discourage customers from purchasing Extensity’s hosted product.

      If customers determine that Extensity’s hosted product is not scalable, does not provide adequate security for the dissemination of information over the Internet, or is otherwise inadequate for Internet-based use, or if for any other reason customers fail to accept Extensity’s hosted products for use on the Internet or on a subscription basis, the combined company’s business will be harmed. As a hosted provider, Extensity expects to receive confidential information including credit card, travel booking, employee, purchasing, supplier, and other financial and accounting data, through the Internet. There can be no assurance that this information will not be subject to computer break-ins, theft, and other improper activity that could jeopardize the security of information for which Extensity is responsible. Any such lapse in security could expose the combined company to litigation, loss of customers, or otherwise harm the combined company’s business. In addition, any person who is able to circumvent Extensity’s security measures could misappropriate proprietary or confidential customer information or cause interruptions in Extensity’s operations. The combined company may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Additionally, in the past, computer viruses and software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into Extensity’s systems or those of its customers or suppliers, which could disrupt Extensity’s software solutions or make them inaccessible to customers or suppliers. Further, a well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information. The combined company’s failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general could significantly harm its business, operating results and financial condition.

Extensity is the target of a securities class action complaint which may result in substantial costs and divert management attention and resources.

      In November 2001, Extensity and certain of its officers and directors were named as defendants in a class action stockholder complaint filed in the United States District Court for the Southern District of New York now captioned In re Extensity, Inc. Initial Public Offering Securities Litigation. In the complaint, the plaintiffs allege that Extensity, certain of its officers and directors and the underwriters of its initial public offering (“IPO”) violated the federal securities laws because Extensity’s IPO registration statement and prospectus contained untrue statements of material fact or omitted material facts regarding the compensation to be received by, and the stock allocation practices of, the IPO underwriters. The plaintiffs seek an order declaring the action to be a class action, as well as unspecified damages, prejudgment and postjudgment interest, attorneys fees and costs, and such other and further relief as the court may deem just and proper. This action may divert the efforts and attention of the combined company’s management and, if determined adversely to Extensity, could have a material impact on the combined company’s business, financial position, results of operations and cash flows.

Increasing government regulation could limit the market for, or impose sales and other taxes on the sale of, Extensity’s products and services.

      As Internet commerce evolves, the combined company expects that federal, state or foreign agencies will adopt regulations covering issues such as user privacy, pricing, taxation of goods and services provided over the Internet, and content and quality of products and services. It is possible that legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally. Legislation could dampen the growth in Internet usage and decrease its acceptance as a communications and commercial medium. If enacted, these laws, rules or regulations could limit the market for Extensity’s products and services.

FORWARD-LOOKING STATEMENTS

      This proxy statement/ prospectus includes and incorporates by reference “forward-looking statements” with respect to the merger and the financial condition, results of operations, plans, objectives, future performance and business of Extensity and Geac, which are usually identified by the use of words such as “will,” “may,” “anticipates,” “believes,” “estimates,” “expects,” “projects,” “plans,” “predicts,” “continues,” “intends,” “should,” “would” or similar expressions. This proxy statement/ prospectus also includes forward-looking statements about:

•	the completion and anticipated timing of the merger;

•	the potential market for the combined company’s products;

•	the anticipated impact of Extensity’s technology on Geac’s future growth;

•	the expected benefits and synergies of the merger; and

•	the anticipated impact of the acquisition on the combined company’s financial condition and financial performance.

      These forward-looking statements reflect current views and expectations about the relevant company’s plans, strategies and prospects, which are based on the information currently available and on current assumptions.

      Neither Extensity nor Geac can give any guarantee that these plans, intentions or expectations will be achieved. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those factors described in the “Risk Factors” section of this proxy statement/ prospectus. In addition, events may occur in the future that neither Geac nor Extensity is able to accurately predict or control and that may cause actual results to differ materially from the expectations described in the forward-looking statements. Readers should not place undue reliance on the forward-looking statements included or incorporated by reference in this proxy statement/ prospectus. These forward-looking statements speak only as of the date on which the statements were made. In evaluating forward-looking statements, you also should consider the other risks described from time to time in Extensity’s and Geac’s reports and documents filed with the SEC and Canadian provincial securities administrators.

      Neither Geac nor Extensity assumes any obligation to update any forward-looking statements to reflect events or circumstances after the date of this proxy statement/ prospectus.

      Following the merger, Geac expects to continue to be a “foreign private issuer” eligible to file reports under the Securities Exchange Act and the multi-jurisdictional disclosure system. The multi-jurisdictional disclosure system facilitates cross-border offerings of securities and continuous reporting by specified Canadian issuers. The system permits eligible companies in the United States and Canada to offer securities in the other country using the disclosure documents meeting the regulatory requirements of their home country. As a corporation governed by the Canada Business Corporations Act and subject to reporting requirements of the various securities regulatory authorities in Canada, Geac is required to prepare and file financial information in Canada under accounting principles generally accepted in Canada, or Canadian GAAP.

      Following the merger, Geac expects to file with the Securities and Exchange Commission and various securities regulatory authorities in Canada annual reports, including consolidated financial statements denominated in Canadian dollars and prepared under accounting principles generally accepted in Canada, or Canadian GAAP, which will include a reconciliation to accounting principles generally accepted in the United States, or US GAAP.

THE SPECIAL MEETING OF EXTENSITY STOCKHOLDERS

General

      Extensity is furnishing this proxy statement/ prospectus to holders of Extensity common stock and to holders of options and other rights to purchase Extensity common stock in connection with the solicitation of proxies by Extensity’s management for use at the special meeting of Extensity stockholders to be held on March 6, 2003, and any adjournment or postponement thereof, and for the purpose of assisting Extensity stockholders in deciding whether to elect to receive cash or Geac common shares in the merger.

      This proxy statement/ prospectus is being mailed to Extensity stockholders on or about February 13, 2003. This proxy statement/ prospectus is also being furnished to Extensity stockholders as a prospectus in connection with the issuance by Geac of Geac common shares as contemplated by the merger agreement.

Date, Time and Place

      The special meeting of Extensity stockholders will be held on March 6, 2003 at 9:30 a.m., local time, at the law offices of Cooley Godward LLP, located at 3175 Hanover Street, Palo Alto, CA 94303.

Matters to be Considered at the Special Meeting of Extensity Stockholders

      At the special meeting of Extensity stockholders, and any adjournment, postponement or continuation thereof, Extensity stockholders will be asked to consider and vote upon a proposal to adopt and approve the merger agreement and the merger, pursuant to which a subsidiary of Geac will merge with and into Extensity, Extensity will become a subsidiary of Geac and each outstanding share of Extensity common stock will be converted into the right to receive, at the stockholder’s election, either US$1.75 in cash or 0.627 of a Geac common share (with cash in lieu of any combined fractional share), subject to adjustment depending on the amount of Extensity’s working capital at the closing of the merger. We call this proposal the merger proposal.

      Extensity stockholders will also be asked to grant Extensity’s management authority to vote in management’s discretion to adjourn the Extensity special meeting in the event that Extensity does not receive sufficient votes to approve the merger proposal, so that Extensity’s management can solicit additional proxies with respect to the merger proposal. We call this proposal the adjournment proposal.

Record Date

      Extensity’s board of directors has fixed the close of business on February 5, 2003, as the record date for determination of Extensity stockholders entitled to notice of and to vote at the special meeting of Extensity stockholders.

Voting of Proxies

      Extensity requests that its stockholders complete, date and sign the proxy card and promptly return it by mail in the accompanying white envelope marked for this purpose in accordance with the instructions accompanying the proxy card. If your shares are held by a broker in “street name,” your broker may vote the shares only if you provide instructions on how to vote. Your broker will provide directions on how to instruct the broker to vote your shares. All properly signed and dated proxies that Extensity receives prior to the vote at the special meeting of Extensity stockholders, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, “FOR” adoption and approval of the merger agreement and the merger and “FOR” the adjournment proposal.

      Stockholders may revoke their proxies at any time prior to their use:

•	by delivering to the Secretary of Extensity, 2200 Powell Street, Suite 300, Emeryville, CA 94608, a signed notice of revocation or a later-dated, signed proxy; or

•	by attending the special meeting of Extensity stockholders and voting in person.

      Attendance at the special meeting of Extensity stockholders does not in itself constitute the revocation of a proxy.

Votes Required

      As of the close of business on February 5, 2003, the record date for the special meeting of Extensity stockholders, there were 25,506,378 shares of Extensity common stock outstanding and entitled to vote, held by approximately 166 holders of record. The record holders of a majority of the shares of Extensity common stock outstanding on the record date must vote to adopt and approve the merger agreement and the merger in order for the merger agreement and the merger to be approved. The record holders of a majority of the shares of Extensity common stock present at the special meeting, either in person or represented by proxy, must vote to approve the adjournment proposal in order for Extensity’s management to have the authority to adjourn the special meeting. Extensity stockholders have one vote per share of Extensity common stock owned on the record date.

      As of the record date for the special meeting, the directors and executive officers of Extensity and their affiliates owned 7,477,747 shares of Extensity common stock, which represented approximately 29% of the outstanding shares of Extensity common stock entitled to vote at the special meeting of Extensity stockholders. Several directors and executive officers of Extensity, and entities affiliated with these directors and officers, have entered into voting and proxy agreements with Geac and Geac’s merger subsidiary, pursuant to which these directors and executive officers and other stockholders agreed, among other things, to vote, or cause to be voted, all of the shares of Extensity common stock owned by them, as set forth in each voting and proxy agreement, as well as all shares of Extensity common stock acquired by them, in favor of the adoption and approval of the merger agreement and the merger, and against any other extraordinary transaction, such as another merger. As of the record date for the special meeting, 6,305,695 shares of Extensity common stock were subject to the voting and proxy agreements, representing approximately 25.0% of the outstanding shares of Extensity common stock entitled to vote at the Extensity special meeting. See the section entitled “Agreements Related to the Merger — Voting Agreements.”

Quorum; Abstentions and Broker Non-Votes

      The required quorum for the transaction of business at the special meeting of Extensity stockholders is the presence in person or by proxy of the holders of a majority of the shares of Extensity common stock outstanding on the record date for the special meeting. Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the special meeting of Extensity stockholders for the purpose of determining the presence of a quorum. Because adoption and approval of the merger agreement and the merger requires the affirmative vote of a majority of the outstanding shares of Extensity common stock entitled to vote at the special meeting of Extensity stockholders, abstentions and broker non-votes will have the same effect as votes against the merger proposal. In addition, the failure of an Extensity stockholder to return a proxy or to vote in person in favor of the merger will have the effect of a vote against the adoption and approval of the merger agreement and the merger. The approval of the adjournment proposal requires the affirmative vote of the majority of the shares represented and voting on the proposal (which shares voting affirmatively also constitute at least a majority of the required quorum). Accordingly, the failure of an Extensity stockholder to return a proxy or vote in person in favor of the adjournment proposal, as well as abstentions and broker non-votes, will have the effect of votes against the adjournment proposal, unless more than 25 percent of the shares of Extensity common stock outstanding on the record date are voted “for” the proposal, in which case neither the failure to return a proxy or vote nor abstentions or broker non-votes will affect the outcome. Brokers holding shares for beneficial owners cannot vote on the proposal to adopt the merger agreement or the adjournment proposal without the owners’ specific instructions. Accordingly, Extensity stockholders are encouraged to return the enclosed proxy card marked to indicate their votes as described in the instructions accompanying the proxy card.

Solicitation of Proxies and Expenses

      Extensity has retained the services of Georgeson Shareholder Communications, Inc. to assist in the solicitation of proxies from Extensity stockholders. The fees to be paid to the firm by Extensity for these services are not expected to exceed US$8,500 plus reasonable out-of-pocket expenses. Extensity will bear its own expenses in connection with the solicitation of proxies for the special meeting of Extensity stockholders.

      In addition to solicitation by mail, the directors, officers and employees of Extensity may solicit proxies from stockholders by telephone, email, facsimile or in person. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

      Under Extensity’s bylaws, business transacted at the special meeting of Extensity stockholders will be limited to the purposes stated in the notice accompanying this proxy statement/ prospectus.

Extensity Board Recommendation

      Extensity’s board of directors has unanimously approved and adopted the merger and the merger agreement and has determined that the merger and the merger agreement are fair to and in the best interests of Extensity and its stockholders, and recommends that Extensity stockholders vote “FOR” adoption and approval of the merger agreement and the merger.

      The matters to be considered at the special meeting of Extensity stockholders are of great importance to Extensity stockholders. Accordingly, Extensity stockholders are encouraged to read and carefully consider the information presented in this proxy statement/ prospectus, and to complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid white envelope marked for this purpose, as described in the instructions accompanying the proxy card.

      Extensity stockholders should not send any stock certificates with their proxy cards, nor should they send their elections to receive cash or stock consideration with their proxy cards. Instructions for the return of the election forms and stock certificates are included elsewhere in this proxy statement/prospectus. For more information regarding the procedures for exchanging Extensity stock certificates for the merger consideration, see the section entitled “The Merger Agreement — Elections as to Form of Consideration.”

Stockholder Proposals for the Extensity 2003 Annual Meeting

      If the merger is not completed, proposals of Extensity stockholders that are intended to be presented at Extensity’s 2003 Annual Meeting must be timely delivered to or received by Extensity. Under Extensity’s bylaws, in order to be deemed properly presented, notice must have been delivered to, or mailed and received by, Extensity not later than December 16, 2002. The stockholder’s notice must set forth: (1) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (2) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (3) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (a) the name and address of such stockholder, and of such beneficial owner and (b) the class and number of shares which are owned beneficially and of record by such stockholder and such beneficial owner. If the presiding officer of the meeting determines that such business has not been properly brought before the meeting, then that business shall not be transacted.

THE MERGER

The Merger

      This section of this proxy statement/ prospectus describes material aspects of the proposed merger, including the merger agreement. While Geac and Extensity believe that this description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should read the entire merger agreement and the other documents referred to herein carefully and in their entirety for a more complete understanding of the merger.

      Geac, Cage Acquisition, Inc. and Extensity entered into an agreement and plan of merger on August 26, 2002. On December 20, 2002, these parties, along with Geac Computers, Inc., entered into an amended and restated agreement and plan of merger. On February 4, 2003, the parties entered into a second amended and restated agreement and plan of merger, a copy of which is attached as Annex A to this proxy statement/ prospectus and incorporated herein by reference. In this proxy statement/ prospectus, we often refer to this amended and restated agreement as the merger agreement. Similarly, we often refer to the merger, which, unless the context otherwise requires, refers to the merger of Cage Acquisition Corp., a subsidiary of Geac, with and into Extensity. Extensity will be the surviving corporation in the merger.

Background of the Merger

      Both Geac and Extensity have regularly evaluated different strategies to improve their competitive positions and enhance their respective stockholder values, including opportunities for combinations with or acquisitions of other companies or their assets, possible partnerships or alliances and other significant transactions.

      In the second half of fiscal 2002, Geac commenced a strategic review of its business, with the assistance of an international strategic consulting firm. In early March 2002, Geac announced that, as a result of its review, it had embarked on a number of strategic and tactical initiatives with the objective of transforming Geac into a fast-growing, first-tier enterprise application systems provider. Among these initiatives was a plan to build on the strengths of Geac’s existing enterprise application suite and its large installed customer base by adding, through internal development or acquisition, new applications that would enable Geac’s enterprise customers to improve additional business processes that were contiguous or closely related to those already addressed by Geac’s existing product suite.

      In its strategic review, Geac had identified several classes of applications for which Geac believed there was substantial demand among its installed base, and had considered a number of existing vendors of these applications as possible acquisition candidates. Geac concluded that one of the most promising potential areas for expansion was in the field of employee relations management software, and began to concentrate its search for an acquisition candidate in that field. Geac identified a number of vendors of time and attendance, travel and expense, procurement and workforce management software applications and contacted several of them about the possibility of discussing a strategic alliance or other cooperative arrangement. Of the companies that expressed interest in pursuing discussions, Geac considered Extensity to be the most attractive candidate, with the most complete suite of employee relations management software applications of the companies Geac had contacted, and a history of sales to customers of a size and kind that largely complemented Geac’s customer base.

      On March 29, 2002, Paul Birch, President and Chief Executive Officer of Geac, sent a letter to Bob Spinner, President and Chief Executive Officer of Extensity, in which Mr. Birch expressed an interest in initiating discussions regarding a potential business combination between Geac and Extensity. On April 8, 2002, Mr. Birch called Mr. Spinner to follow up on his letter, and the two agreed to schedule a videoconference session with members of Geac’s and Extensity’s management. On April 10, 2002, Mr. Birch, along with Charles Jones, Chairman of the Board of Geac and Jay Sherry, Geac’s Senior Vice President, Marketing and Strategic Alliances, conducted a videoconference with members of Extensity’s senior management, including Mr. Spinner and Kenneth Hahn, who was Chief Financial Officer of Extensity at that time, to discuss the possibility of a business combination.

      On April 21, 2002, Messrs. Jones and Birch, along with Derek Murphy, one of Geac’s financial advisors, met with members of Extensity’s management at Extensity’s corporate office in Emeryville, California. Present at the meeting for Extensity were Messrs. Spinner and Hahn, Sharam Sasson, Extensity’s Chairman of the Board and founder, and other members of Extensity’s management team. The meeting focused on product functionality, management capabilities at Extensity and market conditions. Mr. Jones explained Geac’s strategic intentions with respect to a possible acquisition of Extensity.

      On April 26, 2002, Geac sent a letter to Extensity outlining a preliminary set of proposed terms for a potential business combination, including a potential aggregate transaction value in the range of US$49 million to US$53 million.

      On May 1, 2002, Geac and Extensity signed a confidentiality agreement to facilitate each company’s review of the other’s confidential and proprietary information in connection with a possible acquisition transaction. Beginning in May 2002, Geac, both directly and with the assistance of its financial, accounting and legal advisors, conducted a due diligence investigation of Extensity. That effort included meetings by members of Geac’s management team and board of directors with members of Extensity’s management team and members of its board of directors, document review and follow-up questions by representatives of Geac and its financial and accounting advisors and its inside and outside counsel. As part of this investigation, representatives of Geac met with or spoke to a number of existing customers of Extensity, and Geac engaged an independent consultant to perform an analysis of Extensity’s customer pipeline and other issues. The due diligence investigation continued through August 26, 2002. Beginning in May 2002, Extensity, both directly and with the assistance of its financial advisors and outside counsel, conducted a due diligence investigation of Geac. That due diligence investigation continued through August 26, 2002.

      Beginning in May 2002, Geac and Extensity and their respective financial and legal advisors began negotiating the substantive terms of the merger. The Geac negotiating team was led by Mr. Jones and the Extensity negotiating team was led by Mr. Spinner. The initial phase of negotiations focused on valuation and on the nature of the consideration that Extensity stockholders would receive in the transaction. Extensity initially expressed an interest in a non-taxable, all-stock transaction. Geac wanted to assure the possibility of some cash in the transaction, at least for those Extensity stockholders who preferred cash. Extensity also stated that the transaction value would need to be significantly higher than the range offered by Geac in its April 26 letter in order to make a transaction attractive to Extensity. Despite this difference in valuation expectations, the parties agreed to continue with due diligence and with exploration of a possible transaction.

      As negotiations continued, Geac and Extensity agreed that it would be beneficial to afford Extensity stockholders an ability to elect between Geac shares and cash. At this point in the process, the parties both contemplated that the Geac shares to be issued in the merger would not constitute a tax gain or loss recognition event for the Extensity stockholders under U.S. federal income tax laws. The parties also discussed the maximum amount of cash (ranging from 20-40% of the transaction value) that could be included in the merger consideration, consistent with treatment of the transaction as a tax-free reorganization.

      On May 15, 2002, Heller Ehrman White & McAuliffe LLP (Geac’s California counsel) distributed preliminary drafts of a merger agreement and voting agreement to Extensity and Cooley Godward, and subsequently distributed a draft of the lock-up agreements with Geac that would restrict the ability of selected members of Geac’s management, directors and other stockholders affiliated with Extensity’s management and directors to transfer any Geac common shares received in the merger for a period after the merger closes.

      On May 31, 2002, Geac and Extensity signed a strategic alliance agreement providing for the marketing by Geac of Extensity software to Geac customers. Mr. Spinner and other representatives of

Extensity attended Geac’s Alliance User Group meeting held in Florida from June 3 through June 5, 2002, and Mr. Spinner addressed the meeting.

      Negotiations regarding the merger then slowed as Geac continued its due diligence investigation. In June 2002, Geac reported improved financial results for the fiscal year ended April 30, 2002. On July 2, 2002, Mr. Jones proposed to Mr. Spinner a revised transaction value of US$40 million. This proposal was rejected by Extensity on July 10, 2002 in a written communication from Broadview.

      On July 11, 2002, Extensity’s board of directors met to review the rationale for the transaction, the status of negotiations and the outstanding issues. Also on July 11, Mr. Jones was advised by the Extensity directors that they had authorized Messrs. Spinner and Schlein to continue to negotiate on behalf of Extensity, and these three individuals agreed to proceed with negotiations based on an aggregate transaction value of US$46.5 million, subject to resolution of a number of outstanding issues and further subject to Geac promptly completing its due diligence investigation. On July 12, 2002, Mr. Jones met with Messrs. Spinner, Hahn, and Oney and Ms. Ireland to discuss their future plans and responsibilities following the proposed merger.

      Over the next few weeks, Geac, Extensity and their respective financial and legal advisors continued the negotiations. They discussed whether the acquisition price should vary as a function of changes in the Geac share price and whether one or the other party should be entitled to terminate the merger agreement, in response to substantial changes in that price. The parties decided that, in order to promote transaction stability, there should be no such walk-away rights. They also decided to express the Geac share component of the merger consideration in the form of a fixed ratio, rather than as a stated dollar value or number of Geac shares.

      Another issue addressed in the July negotiations concerned Extensity’s working capital. In the earlier discussions in May 2002, Geac originally proposed that Geac would not be required to close the merger if Extensity’s working capital were below a prescribed level. Extensity objected to such a condition, in part because it could promote transaction instability and also because, given that Extensity projected a decline in its working capital with time, Extensity’s ability to satisfy a working capital condition would decline the later the closing occurred.

      The parties also discussed whether the transaction should be structured as a forward or reverse triangular merger and the nature of the closing conditions to be included in the merger agreement, including Geac’s proposal that, as a condition to the consummation of the merger, Extensity should be required to obtain the consent to the merger of any third party that might be required under a lease or other material agreement between Extensity and such third party. Extensity objected to this provision on the ground that it would, by imposing a condition beyond Extensity’s control, create uncertainty as to whether the transaction, once announced, would be consummated.

      By July 25, 2002, Geac and Extensity had reached a tentative understanding that the formula for determining the ratio of Geac common shares to be issued in the transaction would be based on Geac’s share price as of July 11, 2002, and that there would be no walk-away rights associated with changes in Geac’s share price. As discussions continued in late July and early August, the parties decided to dispense with a working capital closing condition, and in its place agreed upon a price adjustment if Extensity’s pre-closing adjusted working capital varied significantly from a working capital standard that declined over time. Geac and its team conducted additional due diligence regarding Extensity’s business prospects and forecasts. Geac’s management and its representatives also continued their discussion with Extensity’s management and representatives concerning management transition and related employment agreements, as well as working capital adjustments and the necessity of obtaining third party consents.

      On August 1, 2002, Geac’s board of directors met to review the status of the transaction, during which the directors of Geac participated in an active discussion and review of the significant issues that had arisen in connection with the transaction. Geac’s financial and legal advisors also participated in this meeting. The results of Geac’s due diligence investigation of Extensity were discussed. Geac’s board of directors approved the transaction subject to confirmation of the preliminary views that had been expressed by its financial advisors, the resolution of a number of specified business and due diligence issues and the finalization of definitive merger documentation in form satisfactory to Messrs. Jones, Birch and Thorburn.

      On August 13, 2002, Heller Ehrman distributed a revised draft of the merger agreement and draft employment letters for the four management employees of Extensity (Ms. Ireland and Messrs. Oney, Smith and Yarnold) who ultimately signed such letters.

      On August 15, 2002, Extensity held a board meeting to consider the merger agreement and the merger at which Extensity’s financial advisor, Broadview International, made a presentation and provided its preliminary oral indication that the merger consideration was fair from a financial point of view to Extensity’s stockholders as of such date and based on information available at that time. At the meeting, at which all directors of Extensity were present except David Reed, Cooley Godward described the proposed terms of the merger agreement and the merger to Extensity’s board of directors. At the conclusion of this meeting, following an extensive discussion and numerous questions from Extensity’s board, the members of Extensity’s board of directors present at the meeting voted unanimously to approve the merger agreement and the merger, and granted members of Extensity’s management authority to complete the negotiation of the merger agreement provided that the final terms of the merger agreement were not materially different from those presented to the board.

      On August 19, 2002, Geac delivered to Extensity a revised proposal regarding the transaction value during a conference call in which members of each party’s management and their respective legal and financial advisors participated. At this time, Geac also proposed a cap on the number of Geac shares it could be required to issue in the transaction. This feature was necessary to enable Geac to state to the Toronto Stock Exchange, in connection with a required approval from the TSE, the maximum number of shares it would issue in the transaction.

      On August 21, 2002, after further negotiations conducted by Messrs. Jones, Spinner and Schlein, Geac and Extensity reached agreement in principle on a transaction value of US$46.1 million (including the value of Extensity options to be assumed). They also agreed to resolve the stalemate over the limit on the amount of cash consideration that could be paid, and Geac’s requirement to cap the number of shares that could be issued, by structuring the merger as a taxable transaction, in which there would be no limitation on the ability of Extensity stockholders to elect to receive cash, but there would be a cap on the total number of Geac common shares issuable in the transaction. They also agreed to eliminate the requirement that Extensity, as a condition to closing, obtain the consent of third parties under contracts between such third parties and Extensity.

      On August 23, 2002, Extensity’s board of directors met again to consider the revised merger agreement and the merger, including the US$46.1 million transaction value, and Broadview International delivered its fairness opinion. At the conclusion of the meeting, the members of Extensity’s board of directors voted unanimously to approve the revised merger agreement and the merger, and granted members of Extensity’s management authority to complete the negotiation of the merger agreement provided that the final terms of the merger agreement were not materially different from those presented to the board.

      From August 19 through August 26, 2002 representatives from Geac, Extensity and their respective financial and legal advisors participated in a series of conference calls during which they resolved the remaining open issues, including the details of the merger mechanics and the working capital adjustment, and exchanged and reviewed further draft language for the merger agreement, including the final version of the merger agreement which was distributed on August 26, 2002.

      After the close of trading for the Extensity common stock on the NASDAQ Market System and the Geac shares on the Toronto Stock Exchange on August 26, 2002, Extensity, Geac and Geac’s subsidiary signed the merger agreement. The voting agreements, lock-up agreements and employment letters were also executed and delivered contemporaneously with the execution and delivery of the merger agreement. Extensity and Geac then announced the merger agreement, in separate press releases, and on the evening of August 26, their management teams conducted a joint conference call about the transaction that was open to the public. In Geac’s press release, Mr. Birch noted that, subject to a number of stated assumptions, Geac estimated that the effect of the merger on Geac’s earnings would be approximately 10% dilutive in the first twelve months following the closing and accretive in the following six month period.

      On December 20, 2002, Geac, Extensity, Cage Acquisition, Inc. and Geac Computers, Inc., a subsidiary of Geac, entered into an amended and restated merger agreement. This amendment and restatement effected two substantive changes to the merger agreement. First, it modified the termination provisions of the merger agreement to extend the date on which the agreement could be terminated by either Geac or Extensity if the closing of the merger had not taken place from January 31, 2003 to March 15, 2003. The purpose of this amendment was to ensure that the merger agreement would remain binding on the parties in the event that delays in the regulatory review process made it impossible to mail the proxy statement/prospectus to Extensity stockholders in time to hold the special meeting of stockholders and complete the merger by January 31, 2003. The second substantive change effected by the amendment was to add Geac’s subsidiary Geac Computers, Inc. as a party to the merger agreement, and to make Geac Computers, Inc., together with Geac, responsible for paying or causing to be paid any cash merger consideration required to be paid as a result of elections by Extensity stockholders. The purpose of adding Geac Computers, Inc. as a party was to facilitate planning by Geac relating to its internal arrangements for financing the cash portion of the merger consideration. Except insofar as efficient financing arrangements by Geac will indirectly benefit Extensity stockholders who elect to receive Geac common shares in the merger, the addition of Geac Computers, Inc. as a party to the merger agreement is not expected to alter in any way the effect of the merger on Extensity stockholders or otherwise affect their interests.

      On February 4, 2003, Geac, Extensity, Cage Acquisition Inc. and Geac Computers, Inc. entered into a second amended and restated merger agreement. This amendment included an agreement of Geac and Extensity as to the amount of the Extensity WC had it been determined as of December 31, 2002, such amount referred to in the merger agreement as the “Interim Extensity WC.” The amendment modified the definition of Extensity WC in two respects: first, to clarify the intent of the parties that Extensity’s restricted cash and short-term investments are to be included in the computation of the Extensity WC; and second, to clarify the intent of the parties that certain types of changes in Extensity’s working capital, defined in the merger agreement as “Excluded Adjustments,” should not be taken into account in determining the amount of any increase in the merger consideration.

Geac’s Reasons for the Merger

      An important element of Geac’s strategy is the pursuit of acquisitions of companies, product lines and assets that are complementary to its business and that will contribute to the long-term growth of the company. Geac seeks, through selective acquisitions, to extend the breadth of its enterprise applications suite to provide more complete solutions demanded by the company’s enterprise customers. Geac also seeks to acquire advanced, web-enabled technologies that will enhance the accessibility, scalability and flexibility of Geac’s enterprise solutions.

      Geac believes there is substantial demand, both in its large installed base of enterprise customers, and among potential new customers, for enterprise applications that can offer extended financial management capabilities, particularly in the area of employee relationship management. Geac believes that adding Extensity’s innovative solutions for automating employee-based financial processes will help enable Geac to meet the demands of its enterprise customers around the world, promote customer loyalty, and create opportunities for incremental revenue growth from new and existing customers. Geac also believes that Extensity’s use of advanced web technology and product architecture based on open industry standards such as J2EE will facilitate integration of Extensity’s products with the Geac enterprise application suite and help provide the scalability and ease of integration demanded by Geac’s enterprise customers.

      Geac believes that the proposed merger presents significant opportunities for revenue and expense synergies. Geac expects to realize revenue synergies over time as Geac introduces Extensity’s products and technologies to Geac’s large installed customer base and also markets its own products and services to

Extensity’s customer base. The revenue from these incremental sales, which might not have been made by either company in the absence of the merger, would include new license fees as well as professional services and maintenance fees related to the new licenses. Geac believes that its cost structure is lower than that of Extensity, so that the gross margins resulting from sales of Extensity’s products should be higher than Extensity’s historical gross margins. Geac also believes that potential exists for expense reduction synergies as a result of the proposed merger. In particular, Geac expects to reduce staffing at Extensity where appropriate to eliminate duplicative functions or expense. These reductions are expected to occur throughout most functional areas within Extensity’s operations. Geac also expects to significantly reduce or eliminate expenses associated with Extensity operating independently as a public company, including legal, accounting, investor relations and insurance expense. Geac plans to consolidate facilities where appropriate and to reduce Extensity’s rent expense. The parties also expect to consolidate sales and marketing programs to focus on Geac’s large customer base and eliminate duplicative efforts and expense. As a result of these anticipated synergies, Geac believes that the business opportunities available to the two companies combined will be greater than those available to the two companies operating separately.

Extensity’s Reasons for the Merger

      Extensity’s board of directors has determined that the proposed merger is advisable and fair to, and in the best interests of, Extensity and its stockholders and caused Extensity to enter into the merger agreement. Extensity’s board of directors took into account a number of factors in its deliberations concerning the merger, including, but not limited to, the following:

•	information concerning the financial performance and condition, results of operations, competitive position, management and business of Geac and Extensity before and after giving effect to the merger, such as the business and financial prospects of Extensity were it to remain an independent company in light of the continued consolidation of the software applications industry compared to the expanded business and financial prospects of a combined organization, which led Extensity’s board of directors to conclude that the opportunity to receive Geac common shares or cash would provide Extensity’s stockholders with a better chance of realizing a return on their investment than Extensity would as an independent company;

•	current financial market conditions and historical market prices, volatility and trading information with respect to Geac common shares and Extensity common stock, such as the adverse impact on Extensity’s stock price and trading volume related to the sharp decline in Extensity’s revenues, the relative stability of the Geac share price compared to the Extensity stock price, the greater trading volume of Geac shares relative to the trading volume of Extensity stock and the fact that Extensity was trading below $1.00 per share at the time which raised the possibility of a NASDAQ delisting and negatively impacted Extensity’s ability to rely on the equity markets to raise additional capital, if needed, which led Extensity’s board of directors to conclude that Extensity stockholders were more likely to benefit more from receiving cash and/or Geac common shares in the merger than from retaining their ownership of Extensity common stock;

•	the fact that Extensity stockholders will be able to elect to receive either cash or Geac common shares, subject to the terms and limitations described in this proxy statement/prospectus, in exchange for their Extensity shares;

•	the fact that, after the merger, Extensity stockholders who receive cash for their Extensity shares will not be subject to the risk of fluctuations in the price of Geac common shares;

•	the attractiveness of the fixed cash alternative to electing Geac common shares;

•	the combined company would have substantially greater resources than Extensity as a stand-alone company;

•	the combined company would have a broader, more diversified product development pipeline and product base than Extensity as a stand-alone company;

•	the combined company would have increased marketing and sales opportunities, including enhanced opportunities in the carrier and OEM markets in light of the combined company’s pipeline of products and prospects for product introductions in the next several years;

•	the complementary product pipelines of the two companies;

•	the enhanced financial profile of the combined company, which should better position the combined company to negotiate corporate partnerships and pursue licensing opportunities and potential strategic acquisitions than could Extensity alone;

•	the consideration Geac will pay or issue in the merger in light of comparable merger transactions, representing, at the time of announcement, a premium of 84% over Extensity’s market value immediately prior to the announcement of the proposed merger (in the case of the US$1.75 per share cash merger price) and a premium of 87% (in the case of the 0.627 Geac common share per share of Extensity common stock merger exchange ratio), which premiums the Board considered to be comparable to those achieved by target companies in similar transactions;

•	the larger market capitalization of the combined company, which should help to maintain or improve growth or value opportunities for Extensity stockholders;

•	the belief that the terms of the merger agreement, including the parties’ respective representations, warranties and covenants, and closing conditions, are reasonable and that the prospects for successful consummation of the transaction are good;

•	the analyses of Extensity’s management, financial advisors and legal advisors, which provided significant information to Extensity’s board of directors regarding Geac’s business and financial condition;

•	operations, technology, legal matters and possible synergistic opportunities for the two companies;

•	the financial presentation of Broadview made to Extensity’s board of directors on August 23, 2002, setting forth among other things several valuation methodologies, some of which placed the proposed transaction with Geac lower than the median value and the range of values with respect to such methodologies relative to comparable merger transactions, but which allowed the board to consider the proposed transaction in multiple contexts and which collectively and in conjunction with the other factors considered by the board, supported the transaction;

•	the opinion of Broadview to the effect that, as of August 23, 2002, and based upon and subject to various considerations set forth in the opinion, the total merger consideration in the merger was fair, from a financial point of view, to the holders of Extensity common stock; and

•	the fact that Extensity had explored a number of strategic alternatives to the merger, including other opportunities to merge or consolidate or remain independent.

      The Extensity board of directors also considered a number of potentially negative factors in its deliberations concerning the merger, including:

•	the risk that the potential benefits of the merger may not be realized;

•	the fact that the proposed exchange ratio is fixed and will not change with increases or decreases in the market price of either company’s stock before completion of the merger, and the possibility that the Canadian dollar value of a Geac common share at the closing of the merger may be more or less than the Canadian dollar value of a Geac common share at the time of the signing of the merger agreement;

•	the general difficulties of integrating products, technologies and companies;

•	the loss of control over the future operations of Extensity following the merger;

•	risks associated with Geac’s product development pipeline;

•	the risk that the public announcement of the merger may reduce Extensity’s sales, disrupt customer relations and harm operating results if the merger were perceived as detrimental to Extensity or Geac;

•	risks associated with the fact that Geac is a competitor of some of Extensity’s customers;

•	the risk of management and employee disruption associated with the merger, including the potential loss of key Extensity employees critical to the ongoing success of Extensity’s product development;

•	the fact that the proposed consideration to be paid or issued by Geac in the merger was less than the median value and the range of values implied by certain valuation methodologies utilized by Broadview in comparing the proposed transaction to selected other merger transactions;

•	the fact that the merger agreement requires Extensity to obtain Geac’s consent in order to take a variety of actions, which restricts Extensity’s management prior to the completion of the merger, and could have harmful repercussions if the merger were not completed;

•	the risk that the merger may not be completed in a timely manner, if at all, notwithstanding the voting agreements obtained from holders representing beneficial ownership, excluding any shares issuable upon the exercise of options, of approximately 25% of Extensity common stock as of August 26, 2002;

•	the fact that the voting agreements and prohibition on solicitation and related provisions in the merger agreement would discourage third parties from seeking to negotiate a superior proposal for the acquisition of Extensity; and

•	the other risks described above under “Risk Factors” beginning on page 24.

      This discussion of information and factors considered by the Extensity board of directors is not intended to be exhaustive but is intended to summarize all material factors considered by the Extensity board of directors. In view of the wide variety of factors considered by the Extensity board of directors, including the various valuation methodologies prepared by Extensity’s financial advisors, the Extensity board of directors did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered. However, Extensity’s board of directors concluded that the potential benefits of the merger outweighed the potential negative factors and that, overall, the proposed merger had greater potential benefits for Extensity’s stockholders than other strategic alternatives. After taking into account all of the factors set forth above, the Extensity board of directors unanimously agreed that the merger agreement and the merger were fair to, and in the best interests of, Extensity’s stockholders and that Extensity should enter into the merger agreement.

Recommendation of Extensity’s Board of Directors

      After careful consideration of all of the factors set forth above, the Extensity board of directors unanimously approved and adopted the merger and the merger agreement and has determined that the merger and the merger agreement are fair to and in the best interests of Extensity and its stockholders. The Extensity board of directors unanimously recommends that Extensity stockholders vote FOR adoption and approval of the merger agreement and the merger.

      In considering the recommendation of Extensity’s board of directors with respect to the merger agreement and the merger, Extensity stockholders should be aware that certain directors and officers of Extensity have interests in the merger that are different from, or are in addition to, the interests of Extensity stockholders generally. See the section entitled “The Merger—Interests of Extensity’s Officers and Directors in the Merger.”

Opinion of Extensity’s Financial Advisor

      Pursuant to a letter agreement dated as of May 21, 2002, Broadview was engaged to act as financial advisor to the Extensity board and to render an opinion to the Extensity board regarding the fairness of the merger consideration, from a financial point of view, to Extensity stockholders. The Extensity board selected Broadview to act as financial advisor based on Broadview’s reputation and experience in the information technology, communication and media sector. At the meeting of the Extensity board on August 23, 2002, Broadview delivered its oral opinion, subsequently confirmed in writing, that, as of August 23, 2002, based upon and subject to various factors and assumptions, the merger consideration was fair, from a financial point of view, to Extensity stockholders.

      Broadview’s opinion, which describes the assumptions made, matters considered and limitations on the review undertaken by Broadview, is attached as Appendix B to this document. Extensity stockholders are urged to, and should, read the Broadview opinion carefully and in its entirety. The Broadview opinion is directed to the Extensity board and addresses only the fairness of the merger consideration from a financial point of view to the holders of shares of Extensity common stock as of August 23, 2002. The Broadview opinion does not constitute a recommendation to any holder of Extensity common stock as to how such holder should vote on the merger or whether such holder should elect to receive cash or Geac common shares. The summary of the Broadview opinion set forth in this proxy statement/prospectus, although materially complete, is qualified in its entirety by reference to the full text of such opinion.

      In connection with rendering its opinion, Broadview, among other things:

•	reviewed the terms of the draft of the merger agreement furnished to Broadview by Extensity on August 23, 2002;

•	reviewed certain publicly available financial statements and other information of Extensity and Geac, respectively;

•	reviewed certain financial projections for Extensity and Geac prepared and provided to Broadview by Extensity and Geac management, respectively;

•	participated in discussions with Extensity and Geac management concerning the operations, business strategy, financial performance and prospects for Extensity and Geac, respectively;

•	discussed the strategic rationale for the merger with Extensity and Geac management, respectively;

•	reviewed the reported closing prices and trading activity for Extensity common stock and Geac common shares, respectively;

•	compared certain aspects of the financial performance of Extensity with other comparable public companies;

•	reviewed equity research analyst reports covering Extensity and Geac;

•	analyzed available information, both public and private, concerning other comparable mergers and acquisitions;

•	analyzed the anticipated effect of the merger on the future financial performance of Geac;

•	assisted in negotiations and discussions related to the merger among Extensity, Geac and their respective financial and legal advisors; and

•	conducted other financial studies, analyses and investigations as Broadview deemed appropriate for purposes of its opinion.

      In rendering its opinion, Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information, including without limitation the representations and warranties contained in the merger agreement, that was publicly available or furnished to Broadview by Extensity, Geac or Geac’s advisors. With respect to the financial projections for Geac examined by Broadview, Broadview assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Geac, as to the future performance of Geac. With respect to the financial projections for Extensity examined by Broadview, Broadview assumed that they were reasonably prepared and reflected the best available estimates as to the future performance of

Extensity. Broadview neither made nor obtained an independent appraisal or valuation of any of Extensity’s or Geac’s assets.

      Broadview’s opinion was rendered solely with respect to the merger consideration, and Broadview expressed no opinion as the fairness or value of any particular form or combination of consideration available in the merger to holders of Extensity common stock. Without limiting the foregoing, Broadview’s opinion did not take into account any tax or other individual considerations that may impact a stockholder’s decision as to which form (or combination) of consideration to receive in the merger.

      For purposes of the opinion, Broadview assumed that neither Extensity nor Geac is involved in any material transaction other than the merger, other publicly announced transactions, if any, and those activities undertaken in the ordinary course of conducting their respective businesses. The opinion was based upon market, economic, financial and other conditions as they existed and could be evaluated as of August 23, 2002, and any change in such conditions could require a reevaluation of Broadview’s opinion. The Broadview opinion did not express any opinion as to the price at which Geac common shares would trade at any time.

      The following is a brief summary of some of the sources of information and valuation methodologies employed by Broadview in rendering Broadview’s opinion. These analyses were orally presented to the Extensity board at its meeting on August 23, 2002 and delivered with the opinion on August 26, 2002. This summary includes the financial analyses used by Broadview and deemed to be material, but does not purport to be a complete description of analyses performed by Broadview in arriving at its opinion. Broadview did not explicitly assign any relative weights to the various factors of analyses considered. In order to fully understand the financial analyses used by Broadview, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

      Extensity Stock Performance Analysis — Broadview compared the recent stock performance of Extensity with that of the NASDAQ Composite and the Extensity Comparable Index. The Extensity Comparable Index is comprised of public companies that Broadview deemed comparable to Extensity. Broadview selected seven public company comparables in the North American Employee Relationship Management industry, with trailing twelve month (“TTM”) revenue between US$15 million and US$100 million. The Extensity Comparable Index consists of the following companies: Saba Software, Inc.; The Ultimate Software Group, Inc.; Concur Technologies, Inc.; Click2Learn, Inc.; Evolve Software, Inc.; Niku Corporation; and Docent, Inc.

      Public Company Comparable Analysis — Broadview considered ratios of market capitalization, adjusted for cash and debt when necessary, to selected historical and projected operating results in order to derive multiples placed on a company in a particular market segment. In order to perform this analysis, Broadview compared financial information of Extensity with publicly available information for the companies comprising the Extensity Comparable Index. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as a range of estimates based on equity research analyst reports.

      The following table presents, as of August 23, 2002, the median multiples and the range of multiples for the Extensity Comparable Index of total market capitalization (defined as equity market capitalization plus total debt minus cash and cash equivalents) divided by selected operating metrics (“NM” (not meaningful) indicates a negative value):

	Median	Range
	Multiple	of Multiples

Total Market Capitalization to Last Twelve Months Revenue	0.18	NM — 2.04
Total Market Capitalization to Projected 12/31/02 Revenue	0.11	NM — 2.00
Total Market Capitalization to Projected 12/31/03 Revenue	0.09	NM — 1.71
Total Market Capitalization to Last Twelve Months Gross Profit	0.31	NM — 2.83

      The following table presents, as of August 23, 2002, the median implied values and the range of implied values of Extensity, calculated by using the multiples shown above and the appropriate Extensity operating metric:

	Implied	Range of
	Median Value	Implied Values

	(United States dollars; in thousands)
Total Market Capitalization to Last Twelve Months Revenue	$44,731	NM — $92,689
Total Market Capitalization to Projected 12/31/02 Revenue	$42,431	NM — $79,263
Total Market Capitalization to Projected 12/31/03 Revenue	$42,022	NM — $75,678
Total Market Capitalization to Last Twelve Months Gross Profit	$44,576	NM — $79,603

      No company utilized in the public company comparables analysis as a comparison is identical to Extensity. In evaluating the comparables, Broadview made numerous assumptions with respect to the North American Employee Relationship Management industry performance and general economic conditions, many of which are beyond the control of Extensity. Mathematical analysis, such as determining the median, average, or range, is not in itself a meaningful method of using comparable company data.

      Transaction Comparables Analysis. Broadview considered ratios of equity purchase price, adjusted for the seller’s cash and debt when appropriate, to selected historical operating results in order to indicate multiples strategic and financial acquirers have been willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions that it considered similar to the merger based on market focus, business model, and size. Broadview selected these transactions by choosing transactions since January 1, 2001 involving sellers in the North American Administrative Enterprise Resource Planning and Employee Relationship Management Application Industries with TTM revenue less than US$100 million, excluding equity investments and divestitures. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as information from Broadview’s proprietary database of published and confidential merger and acquisition transactions in the information technology, communication and media industries. These transactions consisted of the acquisition of:

Skillsoft Corp. by Smartforce PLC;
Skills Village Inc. by PeopleSoft Inc.;
Alysis Technologies Inc. by Pitney Bowes Inc.;
Micro Information Products by Sage Group PLC; and
Deltek Systems by a management buyout group.

      The following table presents, as of August 23, 2002, the median multiple and the range of multiples of Adjusted Price (defined as equity price plus total debt minus cash and cash equivalents) divided by the seller’s revenue in the last reported twelve months prior to acquisition for the transactions listed above:

Median
Multiple

Range
of Multiples

Adjusted Price to Last Reported Twelve Months Revenue	2.00	1.14 — 4.46

      The following table presents, as of August 23, 2002, the median implied value and the range of implied values of Extensity’s common stock, calculated by multiplying the multiples shown above by the appropriate Extensity operating metric for the twelve months ended June 30, 2002:

	Median	Range of
	Implied Value	Implied Values

	(United States dollars; in thousands)
Adjusted Price to Last Reported Twelve Months Revenue	$91,573	$69,560 — $154,678

      Broadview also reviewed a number of transactions that it considered similar to the merger from an industry and financial point of view. Broadview selected these transactions by choosing transactions since January 1, 2001 involving public sellers in the North American Software industry with cash equal to 50% or more of equity consideration at the time of announcement of the transaction, excluding equity investments and divestitures. These transactions consisted of the acquisition of:

Netspeak Corp. by ADIR Technologies, Inc.;
SignalSoft Corp. by Openwave Systems Inc.;
NetGenesis Corp. by SPSS Inc.;
Landmark Systems Corp. by Allen Systems Group, Inc.;
Mediaplex, Inc. by Valueclick Inc.;
PrimeResponse Inc. by Chordiant Software Inc.; and
Eprise Corporation by divine Inc.

      The following table presents, as of August 23, 2002, the median multiple and the range of multiples of Adjusted Price divided by the seller’s revenue in the last reported twelve months prior to acquisition for the transactions listed above:

	Median	Range
	Multiple	of Multiples

Adjusted Price to Last Reported Twelve Months Revenue	0.12	NM — 1.12

      The following table presents, as of August 23, 2002, the median implied value and the range of implied values of Extensity’s common stock, calculated by multiplying the multiples shown above by the appropriate Extensity operating metric for the twelve months ended June 30, 2002:

	Median	Range of
	Implied Value	Implied Values

	(United States dollars; in
	thousands)
Adjusted Price to Last Reported Twelve Months Revenue	$43,340	NM — $69,010

      No transaction utilized as a comparable in the transaction comparables analysis is identical to the merger. In evaluating the comparables, Broadview made numerous assumptions with respect to the North American Administrative Enterprise Resource Planning and Employee Relationship Management Application industries’ performance and general economic conditions, many of which are beyond the control of Extensity or Geac. Mathematical analysis, such as determining the average, median, or range, is not in itself a meaningful method of using comparable transaction data.

      Transaction Premiums Paid Analysis. Broadview considered the premiums paid above a seller’s share price in order to determine the additional value strategic and financial acquirers, when compared to public stockholders, are willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions involving North American Software Sellers from January 1, 2001 to August 23, 2002 with equity consideration between US$10 million and

US$100 million. Transactions were selected from Broadview’s proprietary database of published and confidential merger and acquisition transactions in the information technology, communication and media industries. The transactions used were the acquisition of:

Wasatech Interactive Learning Corporation by Plato Learning, Inc.;
Credit Management Solutions, Inc. by The First American Corporation;
Telemate.Net Software, Inc. by Verso Technologies;
eshare communications, Inc. by divine inc.;
Applied Terravision Systems, Inc. by COGNICASE, Inc.;
Liquent, Inc. by Information Holdings, Inc.;
Eprise Corporation by divine inc.;
NetGenesis Corp. by SPSS, Inc.;
NetSpeak Corp. by Adir Technologies, Inc.;
Crosskeys Systems Corp. by Orchestream Holdings, plc.;
Exigent International, Inc. by Harris Corporation;
Fourth Shift Corporation by AremisSoft Corporation;
SignalSoft Corp. by Openwave Systems Inc.;
Ecometry Corporation by an investor group (SG Merger Corporation);
Landmark Systems Corporation by Allen Systems Group, Inc.;
Micrografx, Inc. by Corel Corporation;
Ezenet Corp. by COGNICASE, Inc.;
Ecometry Corporation by Syngistix, Inc.;
Mediaplex, Inc. by ValueClick, Inc.;
Softquad Software, Ltd. by Corel Corporation;
Accelio Corporation by Adobe Systems, Incorporated;
InfoInterActive, Inc. by America Online, Inc.;
MessageMedia, Inc. by DoubleClick, Inc.;
Microware Systems Corporation by Radisys Corporation;
Alysis Technologies, Inc. by Pitney Bowes, Inc.;
MGI Software Corporation by Roxio, Inc.;
Prime Response, Inc. by Chordiant Software, Inc.;
Momentum Business Applications, Inc. by PeopleSoft, Inc.;
Open Market, Inc. by divine inc.;
Dynamic Healthcare Technologies, Inc. by Cerner Corporation; and
CUseeMe Networks, Inc. by First Virtual Communications, Inc.

The following table presents, as of August 23, 2002, the median premium and the range of premiums for these transactions calculated by dividing:

(1)	the offer price per share minus the closing share price of the seller’s common stock twenty trading days or one trading day prior to the public announcement of the transaction, by

(2)	the closing share price of the seller’s common stock twenty trading days or one trading day prior to the public announcement of the transaction:

	Median	Range
	Multiple	of Multiples

Premium Paid to Seller’s Stock Price 20 Trading Days Prior to Announcement	85.8%	(18.9%) — 550.0%
Premium Paid to Seller’s Stock Price 1 Trading Day Prior to Announcement	46.0%	(7.5%) — 176.9%

      The following table presents the median implied value and the range of implied values of Extensity’s equity, calculated by using the premiums shown above and Extensity’s diluted shares outstanding and Extensity’s share price 20 trading days and one trading day prior to August 23, 2002:

	Median	Range of
	Implied Value	Implied Values

	(United States dollars; in thousands)
Premium Paid to Seller’s Stock Price 20 Trading Days Prior to Announcement	$38,236	$16,684 — $133,758
Premium Paid to Seller’s Stock Price 1 Trading Day Prior to Announcement	$30,817	$19,518 — $ 58,452

      No transaction utilized as a comparable in the transaction premiums paid analysis is identical to the merger. In evaluating the comparables, Broadview made numerous assumptions with respect to North American Software industry performance and general economic conditions, many of which are beyond the control of Extensity or Geac. Mathematical analysis, such as determining the average, median, or range is not in itself a meaningful method of using comparable transaction data.

      Exchange Ratio Analysis. Broadview reviewed the ratios of the closing prices of Extensity common stock divided by the corresponding prices of Geac common shares over the period from August 23, 2001 through August 23, 2002 in contrast with the exchange ratio defined for the merger. Based on this analysis, the historical exchange ratio has ranged from 0.2596 to 1.8168 with an average of 0.5998.

      Geac Stock Performance Analysis. Broadview compared the recent stock performance of Geac with that of the NASDAQ Composite and the Geac Comparable Index. The Geac Comparable Index is comprised of public companies that Broadview deemed comparable to Geac. Broadview selected nine public companies in the North American Enterprise Resource Planning Software market with revenues between US$50 million and US$1 billion in the last twelve months. The North American Enterprise Resource Planning Software public companies consist of:

J.D. Edwards & Company;
Infinium Software, Inc.;
The Ultimate Software Group, Inc.;
Mapics, Inc.;
Lawson Software, Inc.;
Frontstep, Inc.;
QAD Inc.;
Epicor Software Corporation; and
American Software, Inc.

      Evaluation of Geac Equity. Broadview compared financial information of Geac with publicly available information for companies comprising the Geac Comparable Index. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as a range of estimates based on equity research analyst reports.

      Pro Forma Combination Analysis. Broadview calculated the pro forma impact of the merger on the combined entity’s projected earnings per share for Geac’s fiscal year ending April 30, 2003, taking into consideration various financial effects which will result from the consummation of the merger. This analysis relies upon certain financial and operating assumptions provided by equity research analysts and publicly available data about Extensity and Geac. Broadview examined a purchase scenario under the assumption that no opportunities for cost savings or revenue enhancements exist. Based on this scenario, the pro forma purchase model indicates a decrease of US$0.04 for earnings per share, excluding acquisition, non-cash, and extraordinary one-time charges, for the fiscal year ending April 30, 2003.

      Consideration of the Discounted Cash Flow Methodology. While discounted cash flow is a commonly used valuation methodology, Broadview did not employ such an analysis for the purposes of this opinion. Discounted cash flow analysis is most appropriate for companies that exhibit relatively steady or somewhat predictable streams of future cash flow. For a company such as Extensity, a preponderance of the value in a valuation based on discounted cash flow will be in the terminal value of the entity, which is extremely sensitive to assumptions about the sustainable long-term growth rate of the company. Given the uncertainty in estimating both the future cash flows and a sustainable long-term growth rate for the company, Broadview considered a discounted cash flow analysis inappropriate for valuing Extensity.

      In connection with the review of the merger by the Extensity board, Broadview performed a variety of financial and comparative analyses. The summary set forth above does not purport to be a complete description of the analyses performed by Broadview in connection with the merger.

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Broadview considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Broadview believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

      In performing its analyses, Broadview made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of Extensity or Geac. The analyses performed by Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The exchange ratio and other terms of the merger agreement were determined through arm’s length negotiations between Extensity and Geac, and were approved by the Extensity board. Broadview provided advice to the Extensity board during such negotiations; however, Broadview did not recommend any specific consideration to the Extensity board or that any specific consideration constituted the only appropriate consideration for the merger. In addition, Broadview’s opinion and presentation to the Extensity board was one of many factors taken into consideration by the Extensity board in making its decision to approve the merger. Consequently, the Broadview analyses as described above should not be viewed as determinative of the opinion of the Extensity board with respect to the value of Extensity or of whether the Extensity board would have been willing to agree to a different consideration.

      Upon consummation of the merger, Extensity will be obligated to pay Broadview a transaction fee of US$400,000. Extensity has already paid Broadview a fairness opinion fee of US$500,000. In addition, Extensity has agreed to indemnify Broadview and its affiliates against certain liabilities and expenses related to their engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with Broadview, which Extensity and Broadview believe are customary in transactions of this nature, were negotiated at arm’s length between Extensity and Broadview, and the Extensity board was aware of the nature of the fee arrangement, including the fact that a significant portion of the fees payable to Broadview is contingent upon completion of the merger.

Interests of Extensity’s Directors and Officers in the Merger

      When considering the recommendation of Extensity’s board of directors that Extensity’s stockholders adopt and approve the merger agreement and the merger, you should be aware that some Extensity directors and officers have interests in the merger that are different from, or are in addition to, your interests. The Extensity board of directors was aware of these potential conflicts and considered them. More specifically:

      Upon completion of the merger, based on the number of shares of common stock of Geac and Extensity outstanding on February 5, 2003, it is anticipated that the directors and executive officers of Extensity and their affiliates will beneficially own less than one percent of the then outstanding Geac common shares, calculated on the basis set forth under the heading “Security Ownership of Certain Beneficial Owners and Management of Extensity.”

      As of January 31, 2003, the executive officers and directors of Extensity held outstanding stock options to purchase an aggregate of 2,541,127 shares of Extensity common stock. Of the foregoing, 1,916,323 options have an exercise price greater than, or equal to, US$2.15, and the remaining 624,804 options have an exercise price equal to, or less than, US$1.50. Pursuant to the merger agreement, all 624,804 of these outstanding options to purchase Extensity common stock with an exercise price equal to, or less than, US$1.50, will be assumed by Geac if and to the extent not exercised before the merger and such options will continue to vest and be exercisable according to their terms; however, such options shall be exercisable for Geac common shares after the merger. All of the 1,916,323 outstanding options to purchase Extensity common stock with an exercise price equal to, or greater than, US$2.15 will become fully vested and immediately exercisable prior to, and contingent upon, the completion of the merger. All of the 1,916,323 options to purchase Extensity common stock held by Extensity’s directors and executive officers subject to accelerated vesting as a result of the merger have an exercise price that is greater than the recent trading price of Extensity common stock, which has traded between US$1.65 and US$1.83 during the period beginning August 27, 2002, the day after the merger was publicly announced, and ending on February 5, 2003, the record date for the special meeting of Extensity stockholders. Unless exercised, these options will terminate and be cancelled prior to the completion of the merger.

      In connection with the merger, Elizabeth Ireland, Extensity’s Senior Vice President of Marketing, Mark Oney, Extensity’s Senior Vice President of Engineering, Donald Smith, Extensity’s Senior Vice President of Hosted Operations and Customer Advocacy, and David Yarnold, Extensity’s Senior Vice President of Worldwide Sales have each entered into new employment agreements, which will take effect upon the closing of the merger, providing these four executives with employment with Extensity following the merger. These new employment agreements are described more fully in the section entitled “Agreements Related to the Merger — Employment Agreements.”

      Under Extensity’s Executive Change in Control Severance Benefits Plan, each of Extensity’s executive officers with the title of Senior Vice President or higher is entitled to severance benefits in the event such officer is terminated without cause or is constructively terminated one month prior to or twelve months following the acquisition of Extensity by Geac. These benefits include salary continuation for six months, plus one month for each complete year of continuous service beyond two years, and twelve months’ accelerated vesting of such officer’s stock options that are not exercisable at the effective date of termination. Under the new employment agreements described above, Ms. Ireland and Messrs. Oney, Smith and Yarnold each have waived any entitlement to benefits under the Severance Benefits Plan or under any other agreement between themselves and Extensity. Robert Spinner, Extensity’s Chief Executive Officer, Sharam Sasson, Extensity’s Chairman of the Board, and Jennifer Burt, Extensity’s Senior Vice President of Human Resources, remain eligible for severance under the Severance Benefit Plan. Mr. Spinner is also entitled to six months salary continuation under the terms of his employment agreement in the event he no longer serves as Chief Executive Officer of Extensity, reporting to the Extensity board; however, in no event will Mr. Spinner receive an amount greater than the amount allowed under the Severance Benefits Plan.

      Extensity has entered into indemnification agreements with its directors and certain officers containing provisions that may require Extensity to, among other things:

•	indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature;

•	advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and

•	maintain directors’ and officers’ insurance if available on reasonable terms.

      In addition, Geac has agreed to cause Extensity to continue to honor and maintain for a period of six years certain indemnification arrangements in favor of those persons who were, as of August 26, 2002, officers and directors of Extensity and officers and directors of Extensity’s subsidiaries. Extensity’s officers and directors would benefit from this agreement because Extensity may be in a stronger position after the merger to honor any potential indemnification claims than it might have been without having completed the merger.

      Geac has also agreed to cause Extensity to maintain directors’ and officers’ insurance that will cover the current officers and directors of Extensity on terms at least as favorable as the current directors’ and officers’ insurance policy maintained by Extensity, provided that the aggregate premiums are not to exceed US$2,500,000. Extensity’s officers and directors would benefit from this agreement as it provides that after the merger Extensity will maintain a directors’ and officers’ insurance policy, which Extensity would not be required to do if the merger were not completed, and the continuation of this coverage would protect them from potential future losses that will be covered by such insurance.

      As a result of the foregoing, the directors and executive officers of Extensity may be more likely to vote for the adoption of the merger agreement than Extensity stockholders generally.

Extensity Directors and Officers After Completion of the Merger

      It is currently anticipated that upon completion of the merger, the directors and executive officers of Extensity will be:

Name	Office to be Held at Extensity	Current Position

Paul D. Birch	Chairman of the Board, President and Chief Executive Officer	President and Chief Executive Officer of Geac
William G. Nelson	Director	Director of Geac
Arthur Gitajn	Chief Financial Officer	Chief Financial Officer of Geac
Elizabeth Ireland	Senior Vice President of Marketing and Business Development	Vice President of Marketing of Extensity
Mark Oney	Senior Vice President of Engineering	Vice President of Engineering of Extensity
Don Smith	Senior Vice President of Professional Services/ Customer Advocacy and Hosted Operations	Vice President of Hosted Operations and Customer Advocacy of Extensity
David Yarnold	Senior Vice President of North American Sales	Vice President of Worldwide Sales of Extensity
Hema Anganu	Treasurer	Treasurer of Geac

Other than Ms. Ireland, and Messrs. Smith, Oney and Yarnold, none of the current directors and officers of Extensity will remain in such positions following completion of the merger.

Completion and Effectiveness of the Merger

      The merger will be completed if and after all the conditions to the merger are satisfied or waived, including the adoption and approval of the merger agreement and the merger by the Extensity stockholders. The merger will become effective upon the filing of a Certificate of Merger with the Secretary of the State of Delaware. Geac will issue a press release if and promptly after the merger closes. Geac and Extensity are working toward closing the merger as soon as possible and currently expect the merger to be completed on March 6, 2003. However, the merger is subject to various conditions, and Geac and Extensity cannot predict the exact timing of the closing of the merger or whether the merger will close at all.

Structure of the Merger and Conversion of Extensity Common Stock

      Under the merger agreement, Cage Acquisition Inc., a subsidiary of Geac, will be merged with and into Extensity. The merger subsidiary is a recently-formed Delaware corporation created specifically for the merger with no prior business or history. Geac owns all of the merger subsidiary’s outstanding voting common stock. Shares of the merger subsidiary’s outstanding non-voting redeemable preferred stock, which are held by a third party, will be converted in the merger into preferred stock of Extensity having equivalent rights and privileges, and will remain outstanding following the merger.

      As a result of the merger, the merger subsidiary will cease to exist as a separate entity and Extensity will continue in existence and be operated as a subsidiary of Geac.

     Your Right to Elect Cash or Geac Shares

      You will be entitled to elect to receive either cash or a fraction of a Geac share for each of your Extensity shares. You can make different elections for different Extensity shares and thus receive a mix of cash and Geac shares.

      You must make your election before the close of business on the day before the closing of the merger. See “The Merger — Election as to Form of Merger Consideration; Exchange of Extensity Stock Certificates” for a description of how you must elect between cash and Geac shares, including when your election and stock certificates must be received by the exchange agent in order for your election to be effective. If the exchange agent does not receive a properly completed election for your shares by the deadline described there, you will be treated as having elected to receive cash for any Extensity shares as to which an effective election was not made.

      In this proxy statement/ prospectus, Extensity shares whose owner properly and timely elects to receive Geac shares are referred to as “stock election shares.” Extensity shares whose owner properly and timely elects to receive cash or who fails to deliver a proper or timely election are referred to as “cash election shares.” However, Extensity shares whose holders exercise appraisal rights (see below) are neither stock election shares nor cash election shares, as those terms are used. See the section entitled “The Merger — Extensity Stockholders’ Appraisal Rights.”

     Amount of Cash and Number of Geac Shares

      If there is no working capital adjustment to the purchase price (see below), you will receive US$1.75 for each of your cash election shares, if any, and 0.627 of a Geac share for each of your stock election shares, if any. This 0.627 ratio is referred to in the merger agreement as the exchange ratio. Neither of these figures (the US$1.75 cash price or the 0.627 of a Geac share exchange ratio) will be adjusted upward or downward due to any changes in the Extensity stock price or the Geac stock price.

      Geac will not issue any fractional shares in the merger. Rather, it will combine all the fractional Geac shares that any one Extensity stockholder would otherwise receive for stock election shares (probably determined by book entry or account in the Extensity stock records) and issue a check for the resulting, single, fractional Geac share. Geac will calculate the value of that fraction based on Geac’s closing stock price on the day before the merger closes and the Canadian/ US dollar exchange rate for that day as quoted thereafter in the Wall Street Journal.

     Possible Working Capital Adjustment

      The merger agreement provides for a downward adjustment to the purchase price, with respect both to cash election shares and stock election shares, in the event of a deterioration in Extensity’s adjusted working capital, referred to in the merger agreement as the “Extensity WC,” relative to a standard set forth in the merger agreement. The merger agreement also provides for an upward adjustment in the purchase price with respect both to cash election shares and stock election shares if the Extensity WC is greater than the specified standard. Accordingly, just before the merger is set to close, the parties will determine the Extensity WC and will make whatever purchase price adjustment, if any, is required under the merger agreement.

      The parties will determine the Extensity WC by following a procedure set forth in the merger agreement. This procedure provides that at the closing Extensity’s chief financial officer will deliver a certificate to Geac certifying as to the Extensity WC as of the close of business on the day before the merger is completed. Geac will have the opportunity to ask questions and otherwise reasonably satisfy itself regarding the contents of this certificate.

      The merger agreement defines the “Extensity WC” as the amount equal to Extensity’s consolidated cash and cash equivalents and accounts receivables, minus Extensity’s consolidated accounts payable and current accrued liabilities. Extensity will not be charged, under this definition, for certain expenses related to the merger unless they exceed US$1,850,000.

      In the merger agreement, Geac and Extensity agreed that, if calculated in the manner specified therein as of December 31, 2002, the amount of Extensity WC as of such date would have been US$31,297,000. This amount is referred to in the merger agreement as the “Interim Extensity WC.”

      The merger agreement provides that for purposes of calculating the amount of any possible increase to the merger consideration by reason of the working capital adjustment, Extensity WC will not be increased as a result of any change in estimate (whether such change in estimate is effected by way of reversal or omission of an accrual or other item, or in any other manner), which is made in respect of any period beginning after December 31, 2002 and which relates to assets or liabilities that were taken into account in determining the Interim Extensity WC or that are otherwise reflected on Extensity’s balance sheet at December 31, 2002, other than changes in estimates that are made in response to transactions or payments actually made or entered into by Extensity, to actions of third parties or to events or changes of circumstances external to Extensity. The merger agreement also provides that the determination of the Extensity WC shall be made in a manner that is consistent with the manner in which the Interim Extensity WC was determined by Geac and Extensity.

      The Extensity WC will then be compared to what the merger agreement calls the “Extensity WC Standard.” The Extensity WC Standard is equal to US$34,019,000 minus a per diem amount for the period beginning and including October 1, 2002 and ending and including the day before the merger closes. That per diem figure is US$50,000 for each day during the first month of each calendar quarter, US$40,000 for each day during the second month of each calendar quarter, and US$10,000 for each such day during the third month of each calendar quarter. For example, if the merger closes on February 15, 2003, the Extensity WC Standard will be US$28,849,000.

      The purchase price payable in the merger will not be adjusted if the Extensity WC is within three percent of the Extensity WC Standard. Accordingly, there is a range, which declines with time, within which changes in the Extensity WC will not affect the purchase price. However, the purchase price will be adjusted downward if the Extensity WC is more than three percent below the Extensity WC Standard and the purchase price will be adjusted upward if the Extensity WC is more than three percent above the Extensity WC Standard. The adjustment (if any) to the cash price payable for each cash election share would be approximately US$0.01 for each US$264,000 by which the Extensity WC is above or below the Extensity WC Standard by more than three percent. The adjustment (if any) to the 0.627 of a Geac share issuable for each stock election share would be approximately 0.004 of a Geac share for each US$264,000 by which the Extensity WC is above or below the Extensity WC Standard by more than three percent.

      The merger agreement limits the maximum number of Geac common shares that can be issued in the merger. Regardless of the magnitude of any Extensity WC Increment, the maximum number of Geac common shares that can be issued in the merger, including shares issuable upon exercise of Extensity stock options that are assumed in the merger, cannot exceed 17,650,000, and the Exchange Ratio will be adjusted if necessary to ensure this result in the event that this number would otherwise be exceeded. Assuming that Extensity stockholders holding an aggregate of 25,199,457 shares of Extensity common stock each elect to receive Geac common shares in the merger, and that Geac assumes Extensity options to purchase approximately 911,615 shares of Extensity common stock in the merger, this limit would be reached if Extensity’s working capital at the closing exceeds one hundred and three percent of the working capital standard by approximately US$3.6 million. There is no comparable limit to the maximum amount of cash payable in the merger.

      Extensity has incurred operating losses in each of the first three quarters of fiscal year 2002, and expects to continue to incur operating losses in the near term. If the merger had been completed on December 31, 2002, there would have been no working capital adjustment.

      The following table sets forth the amount of the Extensity WC Increment or Extensity WC Decrement and the resulting cash price and fraction of a Geac common share that would be payable in the merger, based upon a range of assumptions as to the Extensity WC and assuming the merger closes either on February 15, 2003 or, alternatively, on March 15, 2003.

	Assumed Closing Date

	February 15, 2003(1)					March 15, 2003(2)

	Extensity WC					Extensity WC
Assumed	Increment/				Exchange	Increment/				Exchange
Extensity WC	Decrement(3)		Cash Price		Ratio	Decrement(3)		Cash Price		Ratio(4)

(in thousands)	(in thousands)					(in thousands)
US$27,000	US$(984	)(5)	US$1.712720	(6)	0.613878 (7)	US$(305	)(8)	US$1.738457	(9)	0.623103	(10)
29,000	—	(11)	1.750000		0.627240	7		1.750248		0.627329
31,000	1,286		1.798727		0.644705	2,007		1.826056		0.654500

(1)	The Extensity WC Standard at February 15, 2003, after giving effect to US$5,170,000 in per diem adjustments, will be US$28,849,000.

(2)	The Extensity WC Standard at March 15, 2003, after giving effect to US$5,870,000 in per diem adjustments, will be US$28,149,000.

(3)	Indicates (in the case of an Extensity WC Decrement) the amount by which the assumed Extensity WC is less than 97% of the Extensity WC Standard at the applicable date, or (in the case of an Extensity WC Increment) the amount by which the assumed Extensity WC exceeds 103% of the Extensity WC Standard at the applicable date.

(4)	Assuming that Extensity stockholders holding an aggregate of 25,199,457 shares of Extensity common stock each elect to receive Geac common shares in the merger, and that Geac assumes Extensity options to purchase approximately 911,615 shares of Extensity common stock in the merger, the 17,650,000 Geac share limit will be reached if Extensity’s working capital at closing exceeds one hundred and three percent of the working capital standard in effect at the closing by approximately US$3.6 million. This could occur, for example, if the closing were to occur on March 15, 2003 and if on that date the Extensity WC were in excess of approximately US$32.6 million. Geac and Extensity regard such an occurrence as unlikely. There is no comparable limit on the amount of cash payable in the merger.

(5)	Calculated as follows: US$27,000,000 - (US$28,849,000 × 0.97) = -US$983,530.

(6)	Calculated as follows: (US$46,168,889 - US$983,530) / 26,382,222 = US$1.712720.

(7)	Calculated as follows: US$1.71271999 / US$2.79 = 0.613878.

(8)	Calculated as follows: US$27,000,000 - (US$28,149,000 × 0.97) = -US$304,530.

(9)	Calculated as follows: (US$46,168,889 - US$304,530) / 26,382,222 = US$1.738457.

(10)	Calculated as follows: US$1.73845702 / US$2.79 = 0.623103.

(11)	The assumed Extensity WC is within three percent of the Extensity WC Standard, and therefore there is no adjustment to the US$1.75 cash price or the 0.627 share exchange ratio.

      At December 31, 2002, Geac had 81,059,942 common shares outstanding. Following the merger, the current stockholders and optionholders of Extensity could own up to an additional 17,650,000 Geac common shares, assuming that all Extensity stockholders elect to receive Geac common shares in the merger, that all Extensity options assumed by Geac are exercised following the merger, and that, due to a working capital adjustment in Extensity’s favor, the maximum number of Geac common shares permissible under the merger agreement are issued in the merger.

Election as to Form of Merger Consideration; Exchange of Extensity Stock Certificates

      The conversion of Extensity common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. After the effective time of the merger, Computershare Trust Company, in its capacity as exchange agent, will exchange certificates representing shares of Extensity common stock for merger consideration to be received in the merger.

      At the time this proxy statement/ prospectus is made available to Extensity stockholders, Extensity will mail to each Extensity stockholder an election form and other transmittal materials. Extensity will also make available election forms to each holder of Extensity stock options and each holder of a right to purchase shares of Extensity common stock under the Extensity employee stock purchase plan who exercises that option or right on or before the second business day immediately before the date of the closing of the merger.

      Each election form will allow an Extensity stockholder to make a cash election or stock election, and will permit each stockholder to make different elections with respect to different shares held by such stockholder. Each election form will also address procedures for revoking or changing elections and will indicate the election deadline, which is 5:00 p.m. on the business day immediately before the date of the closing of the merger.

      Extensity stockholders who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the election form. Stockholders who hold their shares in “street name” should follow their broker’s instructions for making an election with respect to such shares.

      To make a valid election, each Extensity stockholder must surrender to the exchange agent a properly completed and signed election form, together with the related Extensity stock certificates, so that they are actually received by the exchange agent on or before the election deadline in accordance with the instructions on the election form. The exchange agent and Geac will be authorized in their sole discretion to determine whether an election has been validly and timely made and to disregard what they consider to be immaterial defects. An election form will be properly completed only if accompanied by certificates representing all shares of Extensity common stock covered by the election form or a notice of guaranteed delivery of the shares.

      Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline accompanied, in the case of a change of election, by a properly completed and signed election form indicating the changed election. If an election is revoked, or the merger agreement is terminated, and any certificates have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the stockholder who submitted those certificates via first-class mail promptly following the termination of the merger or revocation of the election. Stockholders will not be entitled to change or revoke their elections following the election deadline.

      If the exchange agent and Geac determine that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a valid election is subsequently made on a timely basis. Shares of Extensity common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be treated as though the holder had made a cash election.

      If Geac declares a share dividend, share split or other similar change or adjustment in its common shares with a record date before the effective time of the merger, the exchange ratio (determined as set forth above) will be adjusted proportionately to reflect that change or adjustment but such a dividend, split or other change would have no effect on cash election shares. If Geac declares or makes any dividends or other distributions on its common shares with a record date after the date of the closing of the merger to which a holder of record of Extensity common stock who has made a stock election would otherwise be entitled, these dividends or other distributions will not be paid until the holder surrenders his or her Extensity stock certificate or other documentation. After the stockholder surrenders his or her Extensity stock certificates or other documentation, Geac will pay such dividends or other distributions, without interest, to the record holder.

      After the closing of the merger, the exchange agent will deliver to each Extensity stockholder who has properly surrendered his, her or its Extensity stock certificates the amount of cash or Geac share certificates representing the number of full Geac common shares to which they are entitled under the merger agreement, depending on their elections. The exchange agent will also deliver to these stockholders cash, without interest, in place of any aggregated fractional Geac common share to which they would otherwise have been entitled in the merger in respect of any stock election shares. All payments of cash will be made by check. Unless the exchange agent is instructed otherwise by the holder, each Geac share certificate will be registered in the same name as the surrendered Extensity stock certificate. Geac will issue a share certificate in a name other than this registered name only if the exchange agent is provided with documents that show and effect the unrecorded transfer of ownership and show that any applicable stock transfer taxes have been paid according to the instructions on the letter of transmittal.

      No transfer of shares of Extensity common stock will be made on the stock transfer books of Extensity after the closing of the merger, and each surrendered Extensity certificate will be cancelled. If certificates representing shares of Extensity common stock are surrendered after the completion of the merger, they will be exchanged for the merger consideration, without interest, into which those shares of Extensity common stock have been converted in the merger.

      Extensity stockholders surrendering their Extensity stock certificates for exchange should carefully follow the letter of transmittal and instructions sent by the exchange agent. Computershare Trust Company can be reached at:

          Computershare Trust Company of Canada

          Attn: Corporate Actions
          100 University Avenue, 9th Floor,
          Toronto, Ontario M5J 2Y1
          Toll Free Tel: 1-800-564-6253
          Email: caregistryinfo@computershare.com

      In order to make a valid election or to receive merger consideration, an Extensity stockholder whose certificate or certificates representing Extensity shares has been lost, stolen or destroyed must complete an affidavit of lost or destroyed certificate following the instructions that accompany the election form. These instructions require, among other things, that the Extensity stockholder furnish to Computershare appropriate evidence as to the loss, theft or destruction of the certificate and the ownership of the certificate by the claimant, and provide appropriate and customary indemnification.

      Neither Geac, Cage Acquisition Inc., Extensity, nor the exchange agent will be liable to any Extensity stockholder or Geac shareholder for any undistributed Geac common shares or cash amounts that are delivered to a public official under applicable abandoned property, escheat or similar laws.

      Geac will be entitled to deduct and withhold from the merger consideration otherwise payable to any Extensity stockholder any amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If Geac withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld. If withholding is required from Geac common shares, Geac will be treated as having sold those shares on behalf of their holder for an amount, in cash, equal to the fair market value of such consideration at the time of the deemed sale and paid the cash proceeds to the taxing authority.

Accounting Treatment

      Geac will account for the merger in its financial statements prepared in accordance with US GAAP using the purchase method of accounting pursuant to Statement of Financial Accounting Standards No. 141, “Business Combinations.” The assets acquired and liabilities assumed from Extensity will be recorded at their fair values as of the date of the merger. Any excess of the purchase price over the fair value of the net tangible assets and identifiable intangible assets acquired will be recorded as goodwill. The results of operations of Extensity will be included in Geac’ results of operations from the date of the closing of the merger. A final determination of the required purchase accounting adjustments and the fair value of the assets and liabilities of Extensity has not yet been made. Accordingly, the purchase accounting adjustments reflected in the unaudited pro forma condensed combined financial information and the comparative pro forma per share financial information appearing elsewhere in this proxy statement/prospectus are preliminary and subject to change.

Regulatory Approvals

      Geac and Extensity do not expect the merger to be subject to the reporting obligations and statutory waiting period applicable to transactions falling within the jurisdiction of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. However, because the applicability of this Act is based in part on the value, during the 45-day period preceding the closing of the merger, of the Geac common shares that may constitute merger consideration Geac and Extensity will closely monitor their respective trading prices during the period following the mailing of this proxy statement/prospectus to Extensity’s stockholders and prior to the closing of the merger. The value of the merger consideration currently is below the Hart-Scott-Rodino reporting threshold, and if it remains below the threshold at any time during the 45-day period preceding the close of the merger, no Hart-Scott-Rodino notification or waiting period will be required. If the value of the merger consideration exceeds the statutory threshold throughout this 45-day period, each of Geac and Extensity may be subject to the reporting obligations and statutory waiting period under this Act. Additionally, at any time before or after the completion of the merger, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could take any action under U.S. antitrust laws as it deems necessary or desirable, including seeking to enjoin the merger prior to its completion or seeking the divestiture of substantial assets of Geac or Extensity before or after the merger. Private parties and state attorneys general may also bring actions under U.S. antitrust laws depending on the circumstances.

Listing on the Toronto Stock Exchange of Geac Common Shares to be Issued in the Merger

      Geac has undertaken to file with the Toronto Stock Exchange an application for listing the Geac common shares to be issued in the merger. The approval of the Toronto Stock Exchange for the listing of the common shares is a condition to the closing of the merger.

Certain U.S. and Canadian Securities Laws Considerations

      The Geac common shares to be issued in the merger are registered under the Securities Act. Those shares will be freely transferable under the Securities Act, except for Geac common shares issued to any person or entity that is an “affiliate” of Geac or Extensity under the Securities Act. Persons and entities that may be considered affiliates include individuals or entities that control, are controlled by or are under common control with Extensity. Extensity’s affiliates may not sell their Geac common shares acquired in the merger, except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

      Geac and certain stockholders of Extensity have signed lock-up agreements that restricts the ability of those stockholders to transfer Geac common shares received in the merger during the period ending eight months after the merger closes. The transfer restrictions imposed by the lock-up agreements lapse with respect to one-sixth of the Geac common shares the stockholder receives in the merger in six equal monthly installments beginning three months after the merger closes.

      The Geac common shares issued to residents of Canada, if any, pursuant to the merger will be subject to issuance and resale provisions of the applicable securities laws of the province in which the recipient of the Geac common shares is resident. Accordingly, any holder of Geac common shares acquired in the merger should consult with a legal advisor prior to any resale of these shares acquired pursuant to the merger.

Extensity Stockholders’ Appraisal Rights

      If the merger is approved by Extensity’s stockholders and completed, any Extensity stockholders who do not vote in favor of the merger and who have previously taken necessary steps under Delaware law may exercise rights of appraisal under Delaware law, rather than receive the merger consideration in the merger. Under Section 262 of the Delaware General Corporation Law, a stockholder who:

•	holds shares of Extensity’s stock on the date that the stockholder makes a demand in accordance with Section 262 with respect to those shares, which demand must be made before the Extensity stockholders vote on the merger;

•	continuously holds those shares through the effective time of the merger; and

•	has not voted in favor of the merger;

will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of those shares, excluding any appreciation or depreciation resulting from the anticipation or accomplishment of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The surviving corporation in the merger will then be required to pay the stockholder the fair value determined by the court. A stockholder who wishes to exercise appraisal rights must deliver a written demand for appraisal to Extensity before the vote of Extensity’s stockholders is completed.

      An Extensity stockholder who properly perfects appraisal rights and later withdraws the demand for appraisal will receive merger consideration in the same amount as other Extensity stockholders but, pursuant to the merger agreement, the form of such consideration (i.e., cash, Geac common shares or a combination of both) will be determined in the sole discretion of Geac.

      The provisions of Delaware law governing appraisal rights are complex, and you should study them carefully if you wish to exercise appraisal rights; certain actions, or failure to take certain actions, by a stockholder can prevent that stockholder from successfully asserting these rights, and multiple steps must be taken to properly perfect the rights. See “Appraisal Rights” on page 176 for more detail.

Delisting and Deregistration of Extensity Common Stock After the Merger

      If the merger is completed, Extensity’s common stock will be delisted from the Nasdaq National Market and will be deregistered under the Exchange Act.

Material United States Federal Income Tax Consequences

      Set forth below is a discussion of the material United States federal income tax consequences of the merger applicable to you, as a stockholder of Extensity, if you are a “United States person” as defined for United States federal income tax purposes and you hold your shares of Extensity common stock as a capital asset.

      For United States federal income tax purposes, a “United States person” is:

•	a United States citizen or resident alien as determined under the United States Internal Revenue Code of 1986, as amended (the “Code”),

•	a corporation or partnership (as defined by the Code) that is organized under the laws of the United States or any state,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source, and

•	a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States person is authorized to control all of its major decisions.

      This discussion is based on the Code, existing and proposed Treasury Regulations and judicial and administrative determinations, as in effect as of the date of this proxy statement/prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service regarding the United States federal income tax consequences of the merger. The statements in this proxy statement/prospectus and the legal opinion described herein are not binding on the Internal Revenue Service or a court. As a result, none of Extensity, Geac or Cage Acquisition Inc., the merger subsidiary, can assure you that the tax consequences described here will not be challenged by the Internal Revenue Service or sustained by a court if so challenged.

      This discussion does not address aspects of United States taxation other than United States federal income taxation. It does not address all aspects of United States federal income taxation that may apply to you if you are subject to special rules under the Code, including, without limitation, rules that apply to persons who acquired shares of Extensity common stock as a result of the exercise of employee stock options, tax-exempt organizations, financial institutions, broker-dealers, insurance companies, persons having a “functional currency” other than the United States dollar, persons who hold their Extensity shares as part of a straddle, wash sale, hedging or conversion transaction, and certain United States expatriates. In addition, this summary does not address the state, local or foreign tax consequences of the merger.

      As a stockholder of Extensity, you are urged to consult and rely on your own tax advisors with respect to the United States federal, state and local, and foreign tax consequences of the merger based upon your particular circumstances.

      It is the opinion of Heller Ehrman White & McAuliffe LLP, special tax counsel to Geac, that if more than twenty percent of the merger consideration paid by Geac or Geac Computers, Inc. is paid in the form of cash as a result of Extensity stockholders electing to receive cash or failing to make valid elections, the merger will constitute a taxable acquisition and that even if twenty percent or less of the merger consideration paid by Geac or Geac Computers, Inc. is paid in the form of cash, the merger should constitute a taxable acquisition. In rendering its opinion, Geac’s special tax counsel received and relied upon a certificate from Geac containing representations as to certain factual matters. If any of these representations is inaccurate, the conclusion stated in its opinion could be affected.

      The opinion of Geac’s special tax counsel that even if twenty percent or less of the merger consideration paid by Geac or Geac Computers, Inc. is paid in the form of cash the merger should constitute a taxable transaction is based on certain facts and structural features of the merger, including the fact that outstanding shares of non-voting preferred stock of the merger subsidiary are held by a third party and in the merger those shares will be converted into preferred stock of Extensity and will remain outstanding in the hands of the third party. Notwithstanding the foregoing, it is possible that the Internal Revenue Service could seek to challenge the treatment of the merger as a taxable acquisition and assert that it should be instead characterized as a tax-free reorganization.

      A stockholder in Extensity should be aware that the degree of certainty that the merger is taxable depends on the amount of the merger consideration that is paid is cash. Geac’s special tax counsel is of the opinion that if more than 20% of the merger consideration paid by Geac or Geac Computers, Inc. is paid in cash, the merger “will” constitute a taxable transaction, whereas if 20% or less of the merger consideration paid by Geac or Geac Computers, Inc. is paid in cash, the merger “should” constitute a taxable transaction. Special tax counsel is providing a “will” opinion under the first assumption because the result is well established under existing authorities that adequately cover the question. Special tax counsel is able to provide only a “should” opinion under the second assumption because, while counsel believes that the likelihood of the merger being taxable under those circumstances is still substantially greater than “more likely than not,” authority on the precise question is lacking, and the ability of counsel to reach a firm conclusion by analogy to cases that arose in areas other than that of tax-free mergers but that have involved similar legal principles is limited due to conflicts in the ways that courts have resolved those cases.

      The following discussion sets forth the material United States federal income tax consequences of the merger if, as we expect, the merger is characterized as a taxable acquisition. We also discuss the material United States federal income tax consequences if the merger is characterized as a tax-free reorganization.

     Taxable Acquisition

      If, as we expect, the merger is characterized as a taxable acquisition, for federal income tax purposes you will recognize gain or loss equal to the difference between your adjusted tax basis in the shares of Extensity common stock that you exchange for cash or Geac common shares in the merger and the amount of cash plus the fair market value of any Geac common shares that you receive.

•	Such gain or loss will be capital gain or loss and will be long-term gain or loss if, on the date of the merger, your shares of Extensity common stock were held for more than one year. Long-term capital gains of individual taxpayers are generally taxed at a maximum federal rate of 20.0%. Capital gain on assets held for one year or less at the time of their disposition is taxed as short-term capital gain at a current maximum United States federal rate of 38.6% for individual taxpayers. Phase-outs of tax benefits, limitations on deductions, and the alternative minimum tax can increase the marginal rates actually payable by particular taxpayers above these levels. The deductibility of capital losses is subject to limitation, as discussed below.

•	The aggregate tax basis of any Geac common shares received by you in the merger (including any fractional share deemed received as discussed below) generally will equal the fair market value of such Geac common shares, measured on the date of the merger.

•	The holding period (for capital gain purposes) for the Geac common shares you receive in the merger will begin the day after the date the merger closes.

•	If you exercise appraisal rights with respect to a share of Extensity common stock and receive a cash payment for such share, you generally should recognize capital gain or loss measured by the difference between the amount of cash received and your adjusted tax basis in such share.

•	Capital losses are subject to limitations. To determine the deductibility of capital losses, all capital gains and losses (without distinction between long-term and short-term) incurred during the year must be added together. Any capital losses are deductible only to the extent of any capital gains plus, in the case of non-corporate taxpayers, ordinary income up to US$3,000. Any excess net capital loss may be carried forward into future tax years.

•	Neither Geac nor Extensity will recognize gain or loss in the merger.

•	You may be subject, under certain circumstances, to “backup withholding” at a 30.0% rate with respect to payments made in connection with the merger. Backup withholding generally applies if a stockholder fails to furnish a social security number or other taxpayer identification number (“TIN”); furnishes an incorrect TIN; fails properly to report interest or dividends; or under certain circumstances; fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is correct and that the stockholder is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are exempt from backup withholding, including corporations and financial institutions.

Tax-Free Reorganization

      If the Internal Revenue Service asserts successfully that the merger should be treated as a tax-free reorganization, then:

•	you, as a stockholder of Extensity, will recognize no gain or loss upon the conversion of your shares of Extensity common stock into Geac common shares; however, you will recognize gain, but not loss, to extent that you receive cash in exchange for your shares of Extensity common stock;

•	your aggregate tax basis of the Geac common shares that you receive in the merger in exchange for your shares of Extensity common stock will be the same as the aggregate tax basis of those shares of Extensity common stock, decreased by the amount of cash that you receive in the transaction and increased by the amount of any capital gain that you recognize in the transaction; and

•	your holding period for the Geac common shares that you receive in the merger in exchange for your shares of Extensity common stock will include your holding period for those shares of Extensity common stock.

      THE FOREGOING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED ON THE LAW IN EFFECT ON THE DATE OF THIS PROXY STATEMENT/ PROSPECTUS. BECAUSE OF THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, HOLDERS OF EXTENSITY COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND OF CHANGES IN SUCH TAX LAWS.

Material Canadian Federal Income Tax Consequences

      Set forth below is a discussion of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) of receiving Geac common shares or cash pursuant to the merger, or of receiving cash upon exercise of statutory dissenters’ rights, generally applicable to Extensity stockholders who, for purposes of the Canadian Tax Act and at all relevant times, hold their Geac common shares as capital property and deal at arm’s length with Geac and Extensity and are not affiliated with Geac or Extensity. This discussion is applicable only to Extensity stockholders who are not and have not been at any time when they held Extensity stock (or any other property exchanged for Extensity stock in a tax deferred transaction) or will hold Geac common shares resident or deemed to be resident in Canada for purposes of the Canadian Tax Act and who do not use or hold and are not deemed to use or hold, the shares of Extensity common stock or the Geac common shares in connection with carrying on business in Canada and for whom the shares of Extensity common stock and the Geac common stock are not “designated insurance property.” (The Extensity stockholders to whom this summary applies are referred to here as “Non-resident Holders.”) This discussion does not apply to a non-resident insurer which carries on business in Canada and elsewhere.

      This discussion is based on the Canadian Tax Act, the regulations thereunder and the current published administrative policies and assessing practices of the Canada Customs and Revenue Agency (“CCRA”), all in effect as of the date of this proxy statement/prospectus. This discussion also takes into account proposed amendments (the “Proposed Amendments”) to the Canadian Tax Act publicly released by the Department of Finance Canada prior to the date of this proxy statement/prospectus, although no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This discussion does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein. This discussion is based on the assumption that the Geac common shares will at all times be listed on a prescribed stock exchange for purposes of the Canadian Tax Act (which includes the Toronto Stock Exchange).

      This discussion is of a general nature only and is not intended to be, and should not be considered to be, legal, business or tax advice to any particular Extensity stockholder. Extensity stockholders should consult their own tax advisors as to the tax consequences of the transactions described in this proxy statement/prospectus in their particular circumstances.

Disposition of Shares of Extensity Common Stock

      The disposition of the shares of Extensity common stock and the receipt of cash or Geac common shares pursuant to the merger or the receipt of cash upon exercise of statutory dissenters’ rights will not give rise to tax to a Non-resident Holder under the Canadian Tax Act.

Dividends

      Dividends, if any, paid or credited (or deemed to have been paid or credited) on the Geac common shares to a Non-resident Holder will be subject to non-resident withholding tax under the Canadian Tax Act of 25% of the gross amount of such dividends (subject to reduction in accordance with an applicable international tax treaty between Canada and the Non-resident Holder’s country of residence). Where the Non-resident Holder is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (the “Convention”), the rate of such withholding tax is generally 15%. Under the Convention, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax, in the United States, are generally exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, Geac would not be required to withhold such tax from dividends paid or credited to the organization.

Disposition of Geac Common Shares

      A Non-resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such Non-resident Holder on a disposition of a Geac common share, other than to Geac, unless the Geac common share constitutes “taxable Canadian property” of the Non-resident Holder for purposes of the Canadian Tax Act and the Non-resident Holder is not entitled to relief under an applicable tax treaty or convention. Provided that, at the time of disposition, the Geac common shares are listed on a prescribed stock exchange (which includes the Toronto Stock Exchange), the Geac common shares will generally not constitute taxable Canadian property to a Non-resident Holder unless, at any time during the 60 month period immediately preceding the disposition of the Geac common shares, the holder, persons with whom the holder does not deal at arm’s length or the holder together with such persons, owns not less than 25% of the issued shares of any class or any series of shares of the capital stock of Geac. For this purpose, the CCRA takes the position that a Non-resident Holder and a person with whom such Non-resident Holder does not deal at arm’s length will be considered to own shares which any such person has a right to acquire.

      Even if the Geac common shares are taxable Canadian property to a Non-resident Holder, the Convention will generally exempt a Non-resident Holder who is a resident of the United States for purposes of the Convention from tax under the Canadian Tax Act on any capital gain arising on the disposition of a Geac common share unless the value of the shares of Geac at the time of disposition is derived principally from real property situated in Canada.

THE MERGER AGREEMENT

      The following is a description of the material provisions of the amended and restated merger agreement (the “merger agreement”), a copy of which is attached to this proxy statement/ prospectus as Annex A. While Geac and Extensity believe this description covers the material terms of the merger agreement, it may not contain all the information that is important to you and is qualified in its entirety by reference to the merger agreement. You are urged to read the merger agreement carefully and in its entirety.

Structure of the Merger

      The merger agreement provides for the acquisition of Extensity by Geac through the merger of Cage Acquisition Inc., a subsidiary of Geac, into Extensity. As a result of the merger, Cage Acquisition Inc. will cease to exist and Extensity will be the surviving corporation. Shares of the merger subsidiary’s outstanding non-voting redeemable preferred stock, which are held by a third party, will be converted in the merger into preferred stock of Extensity having equivalent rights and privileges, and will remain outstanding following the merger.

Timing of Closing

      The closing of the merger will take place no later than the third business day after satisfaction or waiver of the conditions to the merger set forth in the merger agreement (see “Conditions to the Merger” below), unless Geac, Extensity and Cage Acquisition Inc. agree to another time or date. Extensity will file a certificate of merger with the Secretary of State of the State of Delaware at the closing. The merger will be effective at the time that the certificate of merger is filed, unless a later date is specified in the certificate of merger and agreed to in writing by Geac, Extensity and Cage Acquisition Inc.

Consideration Extensity Stockholders Will Receive in the Merger

      At the effective time of the merger, Extensity stockholders (other than stockholders exercising rights of appraisal under Delaware law) will have the right, with respect to each of their shares of Extensity common stock, to elect to receive merger consideration consisting of either cash or a fraction of a Geac common share. The actual amount of consideration to be paid to stockholders will not be determined until immediately prior to the closing of the merger. Any Extensity stockholder who does not make a valid election to receive cash or Geac common shares will be treated as having elected to receive cash. Extensity stockholders may specify different elections with respect to different shares held by such stockholders, and thus receive a mix of cash and Geac common shares. For example, a stockholder with 100 shares could make a cash election with respect to 40 of those shares and a stock election with respect to the other 60 shares.

      Cash Election. Each Extensity stockholder who makes a valid cash election, or who fails to make a valid cash election or stock election, will have the right to receive, in exchange for each share of Extensity common stock, an amount in cash equal to US$1.75, subject to possible working capital adjustment. The amount of cash to be received per share of Extensity common stock is determined using a formula contained in the merger agreement. The merger agreement provides that each Extensity stockholder who makes a valid cash election, or who fails to make a valid cash election or stock election, will have the right to receive, in exchange for each share of Extensity common stock, an amount in cash equal to the Cash Price.

•	The “Cash Price” is the amount obtained by dividing (A) US$46,168,889, adjusted by (i) addition of the Extensity WC Increment or (ii) subtraction of the Extensity WC Decrement, as the case may be, by (B) 26,382,222. Assuming no working capital adjustment, the cash price will be equal to US$1.75.

•	The “Extensity WC Increment” is the amount, if any, by which the Extensity WC exceeds 103.0% of the Extensity WC Standard.

•	The “Extensity WC Decrement” is the amount, if any, by which 97.0% of the Extensity WC Standard exceeds the Extensity WC.

•	The “Extensity WC” is an amount equal to Extensity’s consolidated accounts receivable and cash (including restricted cash), cash equivalents and short-term investments, less Extensity’s consolidated accounts payable and the accrued liabilities included in Extensity’s consolidated current liabilities, each determined as of the close of business on the day before the closing of the merger. For purposes of this calculation, certain merger expenses of up to US$1,850,000 that have been paid or accrued by Extensity through the day before the closing are added back to the Extensity WC and thus will not affect the amount of the merger consideration. In the merger agreement, Geac and Extensity agreed that, if calculated as of December 31, 2002 in the manner specified, the amount of Extensity WC as of such date would have been US$31,297,000. This amount is referred to in the merger agreement as the “Interim Extensity WC.” The merger agreement provides that for purposes of calculating any Extensity WC Increment, the Extensity WC will not take account of any Excluded Adjustment. An Excluded Adjustment is any change in estimate (whether such change in estimate is effected by way of reversal or omission of an accrual or other item, or in any other manner), which is made in respect of any period beginning after December 31, 2002 and which relates to assets or liabilities that were taken into account in determining the Interim Extensity WC or that are otherwise reflected on Extensity’s balance sheet at December 31, 2002, other than changes in estimate that are made in response to transactions or payments actually made or entered into by Extensity, to actions of third parties or to events or changes of circumstances external to Extensity. The merger agreement also provides that the determination of the Extensity WC shall be made on a basis that is consistent with the basis on which the Interim Extensity WC was determined by Geac and Extensity.

•	The “Extensity WC Standard” is equal to US$34,019,000 minus a per diem amount for each day in the period beginning on and including October 1, 2002 and ending on and including the day before the closing of the merger. The per diem deduction is equal to US$50,000 for each day during the first month of each calendar quarter, US$40,000 for each day during the second month of each calendar quarter, and US$10,000 for each day during the third month of each calendar quarter.

      Stock Election. Each Extensity stockholder who makes a valid stock election will receive in exchange for each share of Extensity common stock approximately 0.627 of a Geac common share, subject to a possible working capital adjustment. The number of Geac common shares to be received is determined using a formula contained in the merger agreement, which is summarized below.

      The merger agreement provides that each Extensity stockholder who makes a valid stock election will receive, in exchange for each share of Extensity common stock, a number of Geac common shares equal to the Exchange Ratio. The “Exchange Ratio” is defined in the merger agreement as the number obtained by dividing the Cash Price (determined as described above, after giving effect to any working capital adjustment) by US$2.79. Assuming no working capital adjustment, the Exchange Ratio would be approximately 0.627.

      If there is an Extensity WC Increment and the resulting arithmetic would cause the sum of the total number of Geac common shares issuable in the merger plus the total number of Geac common shares issuable pursuant to the exercise of options to be granted by Geac in the merger to exceed 17,650,000 Geac common shares, then the Exchange Ratio will be reduced by the amount necessary to assure that such sum equals 17,650,000 Geac common shares.

      Geac will not issue to holders of stock election shares any fractional Geac common shares in connection with the merger. Instead, Geac will pay in cash, rounded to the nearest whole cent, an amount equal to the product of the fractional part of a Geac common shares each such holder would otherwise be entitled to receive (taking into account all shares held by such holder) multiplied by the closing price of one Geac common share on the Toronto Stock Exchange on the last trading day before the closing date of the merger, converted to United States dollars at the exchange rate for that day as quoted thereafter in the Wall Street Journal.

      Non-Election Shares. Each Extensity stockholder who makes no election to receive cash or Geac common shares in the merger, or whose election is not made on a timely basis or who otherwise fails to comply with the instructions accompanying this proxy statement/ prospectus will be deemed to have made a cash election, and will be paid an amount in cash as described under “Cash Election” above.

Treatment of Extensity Stock Options

      At the effective time of the merger, each outstanding Extensity stock option will be treated in one of two ways, depending on the exercise price of such option.

      In the case of Extensity options outstanding immediately before the effective time of the merger that have an exercise price per share of Extensity common stock equal to or less than US$1.50, each such option will be assumed by Geac and will be converted into an option to purchase Geac common shares, upon the same terms and conditions that were applicable to the option immediately prior to the effective time of the merger. Each such option will entitle the holder to purchase a number of Geac common shares equal to the number of shares of Extensity common stock subject to such option immediately prior to the effective time of the merger multiplied by the Exchange Ratio (determined as described above), rounded down to the nearest whole number of Geac common shares. The exercise price per Geac common share of such assumed option will equal the exercise price for each share of Extensity common stock subject to such option divided by the Exchange Ratio, rounded to the nearest whole cent.

      In the case of Extensity options outstanding immediately before the effective time of the merger that have an exercise price per share of Extensity common stock greater than US$1.50, each such option will become fully vested immediately before the effective time of the merger. Extensity will give notice to the holders of such options of such accelerated vesting prior to the effective time of the merger, indicating in such notice that the holder will be given the opportunity to exercise his or her option in whole or in part on or before the second business day immediately before the closing of the merger, contingent upon the closing of the merger. If and to the extent that such option is unexercised prior to the effective time of the merger, the option will terminate at the effective time of the merger in accordance with the terms of the option plan under which such option was granted.

Treatment of Rights under Extensity Employee Stock Purchase Plan

      Extensity will shorten the offering period that would otherwise be in progress on the date the merger closes under the 2000 Extensity Employee Stock Purchase Plan by setting a new exercise date that precedes the day before the closing of the merger. Each participant will have the opportunity to withdraw from the plan and be paid his or her accumulated withholdings under the plan, or to have the accumulated withholdings applied to the purchase of shares of Extensity common stock on the accelerated exercise date in accordance with the plan. Extensity will notify the participants of the plan of this change before the new exercise date.

Elections as to Form of Consideration

      The merger agreement provides that at the time this proxy statement/prospectus is made available to stockholders, Extensity will mail to Extensity stockholders an election form and other transmittal materials. Extensity will also make available election forms to each holder of Extensity stock options and each holder of a right to purchase shares of Extensity common stock under the Extensity employee stock purchase plan who exercises that option or right on or before the second business day immediately before the date of the closing of the merger. See “The Merger — Election as to Form of Merger Consideration; Exchange of Extensity Stock Certificates.”

Representations and Warranties

      The merger agreement contains representations and warranties of Extensity relating to, among other things:

•	corporate organization and authority;

•	authority to execute and validity of the merger agreement;

•	absence of conflicts, violations and defaults as a result of the merger;

•	the recommendation of the Extensity board with respect to the merger;

•	the fairness opinion received by the Extensity board;

•	capital structure;

•	SEC filings;

•	financial statements;

•	absence of undisclosed liabilities;

•	absence of specified adverse changes or events;

•	capital stock of its subsidiaries;

•	litigation;

•	insurance;

•	contracts and commitments;

•	labor matters;

•	compliance with laws;

•	intellectual property rights;

•	taxes;

•	employee benefit plans;

•	environmental matters;

•	corporate books and records;

•	finders and brokers;

•	this proxy statement/prospectus and the registration statement of which it is a part;

•	title to and condition of property;

•	the non-existence of discussions with respect to competing acquisition proposals; and

•	full disclosure.

      The merger agreement contains representations and warranties of Geac and its merger subsidiary relating to, among other things:

•	corporate organization and authority;

•	absence of conflicts, violations and defaults as a result of the merger;

•	capital structure;

•	Canadian regulatory filings;

•	financial statements;

•	absence of changes or events

•	litigation

•	status of Geac common shares

•	this proxy statement/prospectus and the registration statement of which it is a part;

•	Canadian securities laws;

•	intellectual property rights;

•	compliance with laws; and

•	full disclosure.

      The merger agreement provides that these representations and warranties of Extensity, Geac and Geac’s merger subsidiary will not survive, or continue in effect, after the closing date of the merger.

Covenants

      Extensity has agreed that, until the closing of the merger or the termination of the merger agreement, it will:

•	conduct its business in the ordinary course of business and consistent with past practice;

•	not authorize, propose or implement a plan to dissolve, acquire securities, issue securities, dispose of securities, acquire or dispose of any material amount of assets, or change its capitalization;

•	not enter into or propose any partnership association, joint venture, joint development, technology transfer or other business alliance, except in certain situations;

•	not enter into, materially breach, or extend, amend or otherwise modify or waive any material terms of any of its contracts, except in the ordinary course of business consistent with past practice;

•	not fail to renew any insurance policy naming it as a beneficiary or a loss payee, or not take any steps or fail to take any steps that would permit such an insurance policy to be cancelled, terminated or materially altered, except in the ordinary course of business consistent with past practice;

•	not maintain its books and records in a manner other than in the ordinary course of business consistent with past practice;

•	not enter into any hedging, option, derivative or similar transaction, or any foreign position or contract of the exchange of currency;

•	not institute any change in its accounting methods, principles or practices or revalue any of its assets;

•	not make or change any tax election, change any accounting method for taxes, enter into any closing agreement with respect to taxes, settle any tax claim or assessment, or consent to any extension or waiver of a limitations period applicable to any tax claim or assessment except as required by law;

•	not purchase or acquire, or agree to purchase or acquire, any shares of its capital stock or its indebtedness, or declare, set aside or pay any dividend or otherwise make a distribution in respect of its capital stock or that of any of its subsidiaries;

•	not authorize for issuance, issue, sell, deliver, grant or issue any options, warrants, calls, subscriptions or other rights for, or otherwise agree or commit to issuing, selling or delivering any shares of any class of its capital stock or that of any of its subsidiaries or any securities convertible into or exchangeable or exercisable for shares of any class of its capital stock or that of any of its subsidiaries;

•	not create or incur any indebtedness for borrowed money exceeding US$100,000 in the aggregate, assume, guarantee, endorse or otherwise become responsible for the obligations of any other individual or entity, make any loans or advances to any other individual or entity exceeding US$100,000 in the aggregate or enter into any oral or written agreement, commitment or transaction or incur any liability involving, in any one case, in excess of US$100,000;

•	not suffer any damage, destruction or loss, whether covered by insurance or not, except for such as would not, individually or in the aggregate, exceed US$100,000;

•	not increase in any manner the compensation of any of its directors, officers or, other than in the ordinary course of business and consistent with past practice, any of its other employees, grant any severance or termination pay or contingent entitlement to any such pay to any individual or entity, enter into any oral or written employment, consulting, indemnification or severance agreement with any individual or entity, other than as required by law, adopt, become obligated under, or amend any employee benefit plan, program or arrangement or reprice any options to purchase its capital stock;

•	not sell, transfer, lease, license, pledge, mortgage, encumber, or otherwise dispose of, or agree to sell, transfer, lease, license, pledge, mortgage, encumber or otherwise dispose of, any material properties (including intangibles, real, personal or mixed), other than in connection with the licensing of software to customers in the ordinary course of business;

•	not amend its certificate of incorporation, bylaws or any other charter document, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

•	not make any capital expenditure in any calendar month which, when added to all other capital expenditures made by or on behalf of it or any of its subsidiaries in such calendar month, resulted in such capital expenditures exceeding US$100,000 in the aggregate;

•	not pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities (including accounts payable) in the ordinary course of business and consistent with past practice, or collect, or accelerate the collection of, any amounts owed (including accounts receivable) other than its collection in the ordinary course of business;

•	not waive, release, assign, settle or compromise any material claim or litigation, or commence a legal action other than for the routine collection of bills;

•	not enter into any contract or agreement requiring or contemplating the payment or receipt, whether in cash or otherwise, of more than US$100,000 or its equivalent; and

•	not take any action that could make any of its representations or warranties contained in the merger agreement untrue or incorrect or prevent it from performing or cause it not to perform any of its covenants in the merger agreement.

No Solicitation of Competing Acquisition Proposals

      The merger agreement provides that, until the earlier of the effective time of the merger or the termination of the merger agreement, Extensity will not, nor will it authorize or permit any of its subsidiaries or their respective officers, directors, affiliates or employees (including any investment banker, attorney or other advisor or representative retained by it or any of its subsidiaries) to:

•	solicit, initiate, negotiate, encourage or induce the making, submission or announcement of any Extensity acquisition proposal, or take any action or omit to take any action, the taking or omission of which could reasonably be expected to lead to an Extensity acquisition proposal;

•	participate in any discussion or negotiations regarding any Extensity acquisition proposal or furnish any non-public information with respect to any Extensity acquisition proposal;

•	approve, endorse or recommend any Extensity acquisition proposal; or

•	enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Extensity acquisition transaction, with specified exceptions (described below).

      However, in response to an unsolicited Extensity acquisition proposal that the Extensity board determines in good faith (after consultation with its outside counsel and its financial advisor) is an Extensity superior offer, Extensity may:

•	participate in discussions and negotiations regarding the Extensity acquisition proposal;

•	furnish information to the person making the Extensity acquisition proposal to Extensity if that person signs a customary confidentiality agreement not less restrictive on such person than the confidentiality agreement Geac signed with Extensity; and

•	approve an unsolicited Extensity superior offer.

      In the merger agreement, “Extensity acquisition proposal” is defined to mean any offer or proposal (other than an offer or proposal by Geac) relating to any Extensity acquisition transaction.

      In the merger agreement, “Extensity acquisition transaction” is defined to mean any transaction or series of transactions involving any:

•	purchase from Extensity of, or acquisition by any person or group of persons of, more than 15% of the total outstanding voting securities of Extensity;

•	any tender offer or exchange offer that, if closed, would result in any person or group of persons beneficially owning 15% or more of the total outstanding voting securities of Extensity;

•	any merger, consolidation, business combination or similar transaction involving Extensity;

•	any sale, lease, exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 15% of the assets of Extensity;

•	any liquidation or dissolution of Extensity; or

•	any of the above transactions or events relating to an Extensity subsidiary.

      In the merger agreement, “Extensity superior offer” is defined as any unsolicited, bona fide written offer, made by a third party, as to which financing is committed to complete any of the following transactions:

•	a merger or consolidation involving Extensity pursuant to which the stockholders of Extensity immediately preceding the transaction hold less than a majority of the equity interests in the surviving or resulting entity of such transaction; or

•	the acquisition by any person or group (including by way of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a cash-out merger), directly or indirectly, of ownership of all of the then-outstanding shares of Extensity common stock on terms (including, without limitation, the conditions to the prospective acquirer’s obligation to close) that the board of directors of Extensity determines, in its reasonable good faith judgment (based on the advice of its financial advisor) to be materially more favorable to the Extensity stockholders than the merger.

      Extensity must advise Geac orally and in writing of any Extensity acquisition proposal, the terms and conditions of such Extensity acquisition proposal, and the identity of the person or group making the Extensity acquisition proposal. Extensity shall keep Geac informed as promptly as practicable in all material respects of the status and details (including amendments or proposed amendments) of any Extensity acquisition proposal. In addition, as promptly as is practical, Extensity must advise Geac, both orally and in writing, of any request for non-public information that Extensity reasonably believes could lead to an Extensity acquisition proposal or an Extensity acquisition transaction.

      Except in the circumstances described below, the Extensity board of directors may not withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to Geac or to the prospects for completing the merger, the recommendation of the board that Extensity’s stockholders vote in favor of and adopt and approve the merger agreement and the merger.

      The Extensity board of directors may withhold, withdraw, amend or modify its recommendation in favor of the merger agreement and the merger if it receives an Extensity superior offer which is not withdrawn and if the board is advised by Extensity’s outside counsel that to do so is required for the board to comply with its fiduciary duty to Extensity’s stockholders under Delaware law. Extensity must first give 72 hours’ written notice to Geac, specifying the identity of the offeror and the terms and conditions of the Extensity superior offer. During this 72-hour period, Geac will have the opportunity to propose to modify the terms of the merger agreement. The Extensity board must also give Geac at least three business days’ prior notice of any meeting of Extensity’s board of directors at which the board is expected to consider any Extensity acquisition transaction.

      Even if the Extensity board of directors changes or withdraws its recommendation, the merger agreement requires Extensity to hold the special meeting of stockholders to seek approval of the merger. Also, withdrawal, amendment or modification of the Extensity board’s recommendation in a manner adverse to Geac or to the prospects for completion of the merger would constitute a triggering event that would entitle Geac to terminate the merger agreement and to receive a termination fee of US$1.5 million, plus expenses, as more fully described below under “The Merger Agreement — Fees and Expenses.”

Conditions to the Merger

      The obligations of Extensity, Cage Acquisition Inc. and Geac to complete the merger depend upon the satisfaction or waiver of a number of conditions, including the following:

•	the effectiveness of, and the absence of stop order proceedings with respect to, the registration statement that includes this proxy statement/ prospectus;

•	the adoption and approval of the merger agreement and the merger by Extensity’s stockholders holding a majority of Extensity’s outstanding common stock;

•	the approval for listing on the Toronto Stock Exchange of the Geac common shares issuable in connection with the merger and pursuant to the exercise of the Extensity options to be assumed by Geac in connection with the merger;

•	the expiration or termination of the waiting period, if any, under the Hart-Scott-Rodino Act;

•	the filing of the certificate of merger;

•	the issuance by governmental and regulatory authorities of all other authorizations, consents, orders and approvals necessary to complete the merger, unless the failure to obtain such authorizations, consents, orders and approvals would not reasonably be expected to have a material adverse effect on the business, financial condition or the results of operations of Geac or Extensity; and

•	the absence of writs, orders, temporary restraining orders, preliminary injunctions, permanent injunctions or other legal or regulatory restraints prohibiting the merger or seeking to enjoin, restrain or prohibit the merger.

      The obligation of Extensity to complete the merger also depends on the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Geac and its merger subsidiary in the merger agreement must be true and correct, except where the failure or failures to be true or correct, individually or in the aggregate, would not have a Geac material adverse effect, as defined in the agreement;

•	Geac and its subsidiary must perform and comply in all material respects with all of their agreements and covenants under the merger agreement;

•	there must have been no Geac material adverse effect; and

•	Geac and its subsidiary must have furnished a certificate or certificates signed by one or more of their respective officers as to their respective compliance with the conditions listed immediately above and as to Geac’s compliance with Canadian securities laws.

      In the merger agreement, a “Geac material adverse effect” is defined as any change, event or effect that is or is reasonably likely to become materially adverse to the affairs, business, operations, assets, financial condition or results of operations of Geac and its subsidiaries taken as a whole. However, none of the following will constitute a “Geac material adverse effect” and none of the following will be taken into account in determining whether a Geac material adverse effect has occurred or is reasonably likely to occur:

•	the consequences of the announcement or pendency of the merger;

•	any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting Geac’s industry or the U.S. or Canadian economy as a whole;

•	any adverse change in the trading price of Geac common shares, as quoted on the Toronto Stock Exchange;

•	any adverse change, effect event, occurrence, state of facts or development arising from or relating to acts of terrorism or war;

•	any adverse change, effect, event, occurrence, state of facts or development arising from or relating to any change in law;

•	the entry of a competitor in Geac’s industry;

•	any effect relating to compliance with the terms of, or taking action required by, the merger agreement or the taking of any action consented to by Extensity;

•	the consequences of any purchase by Geac of Geac common shares or any indebtedness of Geac;

•	the consequences of any payment of dividends or other distributions to Geac shareholders;

•	the consequences of Geac entering into specified types of transactions involving its creation of debt, extension of loans, or incurrence of capital expenditures or liabilities;

•	the consequences of Geac assuming or guaranteeing any obligations of other individuals or entities;

•	the consequences of any sale, transfer, lease, license, pledge, mortgage, encumbrance or disposition of any material properties of Geac other than software licenses in the ordinary course of business;

•	the consequences of Geac proposing or implementing a plan to liquidate, dissolve, acquire securities, issue securities, dispose of securities, acquire or dispose of any material amounts of assets, or change Geac’s capitalization; or

•	the consequences of Geac entering into or proposing to enter into any partnership, association, joint venture, joint development, technology transfer or other business alliance.

      The obligations of Geac and its merger subsidiary to complete the merger also depends on the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Extensity in the merger agreement must be true and correct, except where the failure or failures to be true or correct, individually or in the aggregate, would not have an Extensity material adverse effect, as defined in the agreement;

•	Extensity must perform and comply in all material respects with all of its agreements and covenants under the merger agreement;

•	there must have been no Extensity material adverse effect;

•	Extensity must have furnished a certificate or certificates signed by one or more of its officers as to its compliance with the conditions listed immediately above and as to its customer and revenue pipeline as defined in the merger agreement;

•	the holders of no more than seven percent of the outstanding shares of Extensity common stock shall have exercised their appraisal rights under Delaware law; and

•	None of Elizabeth Ireland, Mark Oney, Don Smith or David Yarnold shall have expressed an intention to discontinue their employment with Geac (other than due to physical disability or medical condition) or demanded that one or more terms of their respective employment letters be modified.

      In the merger agreement, an “Extensity material adverse effect” is defined as any change, event or effect that is or is reasonably likely to become materially adverse to the affairs, business, operations, assets, financial condition or results of operations of Extensity and its subsidiaries taken as a whole, including an aggregate increase greater than US$500,000 in the consolidated liabilities of Extensity or an aggregate decrease greater than US$500,000 in the book value of the consolidated assets of Extensity. However, none of the following will constitute an “Extensity material adverse effect” and none of the following will be taken into account in determining whether an Extensity material adverse effect has occurred or is reasonably likely to occur:

•	the consequences of the announcement or pendency of the merger;

•	any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting Extensity’s industry or the U.S. economy as a whole;

•	any adverse change in the trading price of Extensity’s common stock, as quoted on the Nasdaq National Market;

•	any adverse change, effect event, occurrence, state of facts or development arising from or relating to acts of terrorism or war;

•	any adverse change, effect, event, occurrence, state of facts or development arising from or relating to any change in law;

•	the entry of a competitor in Extensity’s industry;

•	any effect relating to compliance with the terms of, or taking action required by, the merger agreement or the taking of any action consented to by Geac;

•	the effect of depreciation of depreciable assets in accordance with generally accepted accounting principles; or

•	any changes (by themselves) in any of the elements used to calculate Extensity WC.

Termination

      The merger agreement may be terminated, and the merger may be abandoned, at any time before Extensity and Geac complete the merger, under the following circumstances:

•	by mutual written consent of Geac and Extensity;

•	by either party if there is an order, decree, injunction, ruling or other action by a court or government entity in effect permanently prohibiting the consummation of the merger;

•	by either party if Extensity’s stockholders do not adopt and approve the merger agreement and the merger after a final vote at the special meeting, or if the special meeting is completed without adjournment or postponement and without a final vote having been taken on the merger (provided that Extensity may not terminate for these reasons if the failure to obtain stockholder approval is caused by Extensity action or failure to act and such action or failure constitutes a breach by Extensity of the merger agreement);

•	by Geac if any of the following triggering events occurs: (i) the board of directors of Extensity or any committee of its board withdraws, amends or modifies in any manner adverse to Geac or to the prospects for completing the merger, the board’s recommendation in favor of the adoption and approval of the merger agreement and the merger; (ii) Extensity fails to include in the proxy statement/prospectus for the special meeting the recommendation of its board of directors in favor of the adoption and approval of the merger agreement and the merger; (iii) the Extensity board fails to reaffirm its recommendation in favor of the adoption and approval of the merger agreement and the merger within five days after Geac requests in writing that that recommendation be reaffirmed; (iv) the Extensity board or a committee of that board approves or recommends any Extensity acquisition proposal; or (v) a tender or exchange offer relating to any securities of Extensity is commenced by a third party, and Extensity does not notify its security holders within 10 business days that Extensity’s board of directors unanimously recommends rejection of the tender or exchange offer;

•	by either party if the other party (including, in Geac’s case, its merger subsidiary) has breached any representation, warranty, covenant or agreement in the merger agreement or has breached a representation or warranty in the merger agreement which individually or in the aggregate, together with all other such breaches, has had or is reasonably likely to have a material adverse effect, as defined in the agreement, on the breaching party, unless such breach has been cured within ten business days after written notice by the non- breaching party. The merger agreement may not be terminated due to another party’s breach if the terminating party is itself in material breach of the merger agreement; and

•	by either party if the merger is not completed by March 15, 2003, provided that either party may be required to pay the other party a termination fee plus expenses if the termination occurs under specified circumstances (see “The Merger Agreement — Fees and Expenses”).

Fees and Expenses

      Generally, all fees and expenses incurred by either party will be paid by the party incurring the expenses, whether the merger is consummated or not, except that Geac and Extensity will share equally all fees and expenses (other than attorneys’ and accountants’ fees) incurred in connection with the printing, filing and mailing of the registration statement which includes this proxy statement/prospectus, and any filing fees or other fees payable to any governmental entities.

      Geac and Extensity have agreed that Extensity will pay Geac a US$1.5 million termination fee plus the reasonable out-of-pocket expenses of Geac and Geac’s subsidiary incurred in connection with this transaction if:

•	either party terminates the merger agreement because either of the following occurs: (i) Extensity’s stockholders do not approve the merger agreement and the merger after a final vote at the special meeting, or (ii) the special meeting is completed without adjournment or postponement and without a final vote having been taken on the merger;

•	Geac terminates the merger agreement because any of the following triggering events occurs: (i) the board of directors of Extensity or any committee of its board amends, withdraws or modifies, in any manner adverse to Geac or to the prospects for completing the merger, the board’s recommendation in favor of the adoption and approval of the merger agreement and the merger; or (ii) Extensity fails to include in the proxy statement/ prospectus for the special meeting the recommendation of its board of directors in favor of the adoption and approval of the merger agreement and the merger; or (iii) the Extensity board fails to reaffirm its recommendation in favor of the adoption and approval of the merger agreement and the merger within five days after Geac requests in writing that that recommendation be reaffirmed; or (iv) the Extensity board or a committee of that board approves or recommends any Extensity acquisition proposal; or (v) a tender or exchange offer relating to any securities of Extensity is commenced by a third party, and Extensity does not notify its security holders within 10 business days that Extensity’s board of directors unanimously recommends rejection of the tender or exchange offer;

•	Geac terminates the merger agreement because Extensity is in breach of a representation, warranty or covenant in the merger agreement; or

•	Extensity terminates the merger agreement because the merger has not been completed by March 15, 2003 and either of the following has occurred: (i) Geac would have been entitled as of such date to terminate the merger agreement due to a breach by Extensity of its representations, warranties or covenants in the agreement had it given proper notice to Extensity; or (ii) Extensity was unwilling as of such date to close the merger even though the conditions to its obligation to close the merger have been satisfied or waived.

      Geac and Extensity have agreed that Geac will pay Extensity a US$1.5 million termination fee plus the reasonable out-of-pocket expenses of Extensity incurred in connection with this transaction if:

•	Extensity terminates the merger agreement because Geac is in breach of a representation, warranty or covenant in the merger agreement; or

•	Geac terminates the merger agreement because the merger has not been completed by March 15, 2003 and either of the following has occurred: (i) Extensity would have been entitled as of such date to terminate the merger agreement due to a breach by Geac of its representations, warranties or covenants in the agreement had it given proper notice to Geac or; (ii) Geac was unwilling as of such date to close the merger even though the conditions to its obligation to close the merger have been satisfied or waived.

Amendment

      The parties may amend the merger agreement in writing at any time prior to the effective time of the merger, provided that Extensity’s stockholders must approve any amendment that occurs after their adoption and approval of the merger agreement and the merger that has any of the effects set forth in Section 251(d) of the Delaware General Corporation Law.

Waivers

      Either party may waive any failure of the other party to comply with any provision of the merger agreement. Any waiver must be in writing and must be signed by the party giving the waiver.

AGREEMENTS RELATED TO THE MERGER

Voting Agreements

      The following summary of the voting and proxy agreements is qualified by reference to the complete text of the voting and proxy agreements, the form of which is attached as Annex C to this proxy statement/ prospectus. You are encouraged to read the form of voting and proxy agreement in its entirety.

      On August 26, 2002, as an inducement to Geac to enter into the merger agreement, several directors and officers of Extensity and entities affiliated with these directors and officers entered into voting and proxy agreements with Geac and Cage Acquisition Inc. under which they agreed, among other things, to vote or cause the vote of all of the shares of Extensity common stock owned by them, as set forth in each voting and proxy agreement, as well as any shares of Extensity common stock acquired by them (i) in favor of the adoption and approval of the merger agreement and the merger, and (ii) against any other extraordinary transaction such as another merger or a consolidation, business combination, reorganization, recapitalization, liquidation, sale or transfer of all or substantially all of the assets or more than 50% of the voting securities of Extensity or any subsidiary of Extensity. Each person also agreed generally not to grant any proxies or transfer his or her shares of Extensity common stock during the term of the voting and proxy agreement, except that he or she may assign or transfer shares to an affiliate or for estate planning or charitable purposes, provided that the transferee of the shares agrees to be bound by the voting and proxy agreement. The Extensity stockholders who entered into the voting and proxy agreements did not receive any additional consideration for entering into these voting and proxy agreements.

      The following stockholders of Extensity entered into voting and proxy agreements: The Spinner Family Trust UA 8/03/99, of which Robert Spinner, the President and Chief Executive Officer and a Director of Extensity, is a trustee; The Sasson Family Trust U/D/T 12/28/94, of which Sharam Sasson, the Chairman of the Board of Directors of Extensity, is a trustee; The Donald E. Smith & Jeanine M. Smith Living Trust UA 1/24/97, of which Donald Smith, Vice President of Hosted Operations and Customer Advocacy of Extensity, is a trustee; John Hummer, a director of Extensity; Hummer Winblad Venture Partners II L.P.; Hummer Winblad Venture Partners III L.P.; Kleiner Perkins Caufield and Byers VIII, L.P.; Elizabeth Ireland, Vice President of Marketing of Extensity; KPCB Java Fund, L.P.; and David Yarnold, Vice President of Worldwide Sales of Extensity. As of the record date for the special meeting, 6,305,695 shares of Extensity common stock were subject to the voting and proxy agreements, representing approximately 25.0% of the outstanding shares of Extensity common stock entitled to vote at the Extensity special meeting.

      As part of the voting and proxy agreements, each person listed above also granted an irrevocable proxy to Geac to vote the shares of Extensity common stock owned or acquired by them in favor of the merger agreement and the merger, as more fully described in the agreements. The voting and proxy agreements expire on the earlier of the effective time of the merger or the termination of the merger agreement in accordance with its terms.

Lock-up Agreements

      The following summary of the lock-up agreements is qualified by reference to the complete text of the lock-up agreements, the form of which is attached as Appendix D to this proxy statement/ prospectus. You are encouraged to read the form of lock-up agreement in its entirety.

      On August 26, 2002, as an inducement to Geac to enter into the merger agreement, several directors and officers of Extensity and entities affiliated with these directors and officers entered into lock-up agreements with Geac under which they agreed, among other things, that they will not sell, transfer or otherwise dispose of any common shares of Geac received by them in the merger or any other security issued by Geac in exchange for any of such shares or in respect to any of such shares unless one or more of the following conditions are met:

•	the sale, transfer or other disposition has been registered under the Securities Act;

•	the sale, transfer or other disposition is made in conformity with the volume, holding period and other applicable limitations of Rule 145 under the Securities Act;

•	the sale, transfer or other disposition is otherwise exempt from registration under the Securities Act; or

•	an authorized representative of the SEC takes a position, in writing, that the SEC would take no action or that the staff of the SEC would not recommend that the SEC take action, with respect to such sale, transfer or other disposition.

      In addition to the above conditions, the lock-up agreements prohibits those stockholders from selling, transferring or otherwise disposing their Geac common shares except according to the following schedule:

•	16.7% of such shares may be sold on or after the day after the three month anniversary of the effective time of the merger; and

•	an additional 16.7% of such shares may be sold on or after the day after each subsequent monthly anniversary of the effective time of the merger.

      Each of the following stockholders of Extensity entered into lock-up agreements: Christopher Brennan; Heather Hahn; Ken Hahn; The Donald E. Smith & Jeanine M. Smith Living Trust UA 1/24/97; John Hummer; Hummer Winblad Venture Partners II L.P.; Hummer Winblad Venture Partners III L.P.; Elizabeth Ireland; Kleiner Perkins Caufield & Byers VIII, L.P.; KPCB VIII Founders Fund, L.P.; KPCB Information Sciences Zaibatsu Fund II, L.P.; KPCB Java Fund, L.P.; Gail Anne Oney; Mark Oney; David A. Reed; The Sasson Family Trust U/ D/ T 12/28/94; Theodore E. Schlein; Donald E. Smith; The Spinner Family Trust UA 8/03/99; and David Yarnold. Robert Spinner, the President and Chief Executive Officer and a director of Extensity, is a trustee of The Spinner Family Trust UA 8/03/99; Sharam Sasson, the Chairman of the Board of Directors of Extensity, is a trustee of The Sasson Family Trust U/ D/ T 12/28/94; Messrs. Brennan, Hummer, Reed and Schlein are directors of Extensity; Mr. Hummer is affiliated with Hummer Winblad Venture Partners, which in turn is affiliated with Hummer Winblad Venture Partners II L.P. and Hummer Winblad Venture Partners III L.P.; Mr. Schlein is affiliated with Kleiner Perkins Caufield and Byers, which in turn is affiliated with Kleiner Perkins Caufield & Byers VIII, L.P.; KPCB VIII Founders Fund, L.P.; KPCB Information Sciences Zaibatsu Fund II, L.P.; KPCB Java Fund, L.P.; Ken Hahn is the former Chief Financial Officer of Extensity; Elizabeth Ireland is the Vice President of Marketing of Extensity; Donald Smith, Vice President of Hosted Operations and Customer Advocacy of Extensity, is also the trustee of The Donald E. Smith & Jeanine M. Smith Living Trust UA 1/24/97; and David Yarnold is the Vice President of Worldwide Sales of Extensity.

      As of the record date for the special meeting, 6,597,164 shares of Extensity common stock were subject to the lock-up agreements, representing approximately 26.2% of the outstanding shares of Extensity common stock entitled to vote at the Extensity special meeting. The Extensity stockholders that entered into the lock-up agreements did not receive any additional consideration for entering into the lock-up agreements.

Employment Agreements

      Four executive officers of Extensity have signed employment agreements with Extensity dated August 26, 2002, each of which will become effective upon the closing of the merger. These new agreements, which take effect upon the close of the merger, are intended to supersede and replace any rights of the four executives under Extensity’s Executive Change in Control Severance Plan or any other agreement between these individuals and Extensity. Each of these individuals also signed a confidentiality and non-solicitation agreement with Extensity, and released Extensity from specified claims that the individual may have against Extensity. The following is a summary of these agreements:

      Elizabeth Ireland. Elizabeth Ireland, Extensity’s Vice President of Marketing, signed an employment agreement with Extensity whereby she will serve as Extensity’s Senior Vice President of Marketing and Business Development after the merger. The employment of Ms. Ireland by Extensity will be at will. Under the agreement, Extensity will pay Ms. Ireland an annual salary of US$180,000, as well as a cash bonus of US$60,000 if the Extensity business achieves financial performance targets to be specified by Extensity or up to US$120,000 if these performance targets are exceeded. Ms. Ireland is also entitled to receive the benefits that Geac generally provides from time to time to its senior executives.

      Pursuant to the agreement, Geac will grant Ms. Ireland options to purchase 80,000 Geac common shares after the closing of the merger. These options will have an exercise price equal to the trading price of Geac common shares on the date of grant and will vest over a three year period. This amount may be reduced if, before the merger, Ms. Ireland exercises options to purchase shares of Extensity common stock having an exercise price of greater than US$1.50 per share.

      The agreement provides that if Ms. Ireland voluntarily terminates her employment or if Extensity terminates her employment for cause, she will not be entitled to any severance payment. If Extensity terminates Ms. Ireland’s employment without cause, or if Ms. Ireland voluntarily terminates her employment within 90 days after certain changes affecting her employment as specified in the agreement, she will receive severance that will include payment of her salary and benefits for six months following the termination. In addition, if such termination without cause or voluntary termination occurs within 13 months after the merger, the vesting of the 80,000 stock options to be granted to Ms. Ireland as described above will be accelerated by 12 months.

      Mark Oney. Mark Oney, Extensity’s Vice President of Engineering, signed an employment agreement with Extensity whereby he will serve as Extensity’s Senior Vice President of Engineering after the merger. The employment of Mr. Oney by Extensity will be at will. Under the agreement, Extensity will pay Mr. Oney an annual salary of US$190,000, as well as a cash bonus of US$60,000 if the Extensity business achieves financial performance targets to be specified by Extensity or up to US$120,000 if these performance targets are exceeded. Mr. Oney is also entitled to receive the benefits that Geac generally provides from time to time to its senior executives. In addition, under certain specified conditions, Extensity will pay Mr. Oney a bonus equal in amount to the then-outstanding indebtedness of Mr. Oney under an August 20, 1999 promissory note payable to Extensity.

      Pursuant to the agreement, Geac will grant Mr. Oney options to purchase 100,000 Geac common shares after the closing of the merger. These options will have an exercise price equal to the trading price of Geac common shares on the date of grant and will vest over a three year period. This amount may be reduced if, before the merger, Mr. Oney exercises options to purchase shares of Extensity common stock having an exercise price of greater than US$1.50 per share.

      The agreement provides that if Mr. Oney voluntarily terminates his employment or if Extensity terminates his employment for cause, he will not be entitled to any severance payment. If Extensity terminates Mr. Oney’s employment without cause, or if Mr. Oney voluntarily terminates his employment within 90 days after certain changes affecting his employment as specified in the agreement, he will receive severance that will include payment of his salary and benefits for six months following the termination. In addition, if such termination without cause or voluntary termination occurs within 13 months after the merger, the vesting of the 100,000 stock options to be granted to Mr. Oney as described above will be accelerated by 12 months.

      Don Smith. Don Smith, Extensity’s Vice President of Hosted Operations and Customer Advocacy, signed an employment agreement with Extensity whereby he will serve as Extensity’s Senior Vice President of Professional Services, Customer Advocacy and Hosted Operations after the merger. The employment of Mr. Smith by Extensity will be at will. Under the agreement, Extensity will pay Mr. Smith an annual salary of US$190,000, as well as a cash bonus of US$60,000 if the Extensity business achieves certain financial performance targets, or up to US$120,000 if these performance targets are exceeded. Mr. Smith is also entitled to receive the benefits that Geac generally provides from time to time to its senior executives. In addition, under certain specified conditions, Extensity will pay Mr. Smith a bonus equal in amount to the then-outstanding indebtedness of Mr. Smith under a January 17, 2000 promissory note payable to Extensity.

      Pursuant to the agreement, Geac will grant Mr. Smith options to purchase 80,000 Geac common shares after the closing of the merger. These options will have an exercise price equal to the trading price of Geac common shares on the date of grant and will vest over a three year period. This amount may be reduced if, before the merger, Mr. Smith exercises options to purchase shares of Extensity common stock having an exercise price of greater than US$1.50 per share.

      The agreement provides that if Mr. Smith voluntarily terminates his employment or if Extensity terminates his employment for cause, he will not be entitled to any severance payment. If Extensity terminates Mr. Smith’s employment without cause, or if Mr. Smith voluntarily terminates his employment within 90 days after certain changes affecting his employment as specified in the agreement, he will receive severance that will include payment of his salary and benefits for six months following the termination. In addition, if such termination without cause or voluntary termination occurs within 13 months after the merger, the vesting of the 80,000 stock options to be granted to Mr. Smith as described above will be accelerated by 12 months.

      David Yarnold. David Yarnold, Extensity’s Vice President of Worldwide Sales, signed an employment agreement with Extensity whereby he will serve as Extensity’s Senior Vice President of North American Sales following the closing of the merger. The employment of Mr. Yarnold by Extensity will be at will. Under the agreement, Extensity will pay Mr. Yarnold an annual salary of US$200,000, as well as a cash bonus of US$140,000 if the Extensity business achieves certain financial performance targets, or up to US$280,000 if these performance targets are exceeded. Mr. Yarnold is also entitled to receive the benefits that Geac generally provides from time to time to its senior executives. In addition, under certain specified conditions, Extensity will pay Mr. Yarnold a bonus equal in amount to the then-outstanding indebtedness of Mr. Yarnold under an August 20, 1999 promissory note payable to Extensity.

      Pursuant to the agreement, Geac will grant Mr. Yarnold options to purchase 100,000 Geac common shares after the closing of the merger. These options will have an exercise price equal to the trading price of Geac common shares on the date of grant and will vest over a three year period. This amount may be reduced if, before the merger, Mr. Yarnold exercises options to purchase shares of Extensity common stock having an exercise price of greater than US$1.50 per share.

      The agreement provides that if Mr. Yarnold voluntarily terminates his employment or if Extensity terminates his employment for cause, he will not be entitled to any severance payment. If Extensity terminates Mr. Yarnold’s employment without cause, or if Mr. Yarnold voluntarily terminates his employment within 90 days after certain changes affecting his employment as specified in the agreement, he will receive severance that will include payment of his salary and benefits for six months following the termination. In addition, if such termination without cause or voluntary termination occurs within 13 months after the merger, the vesting of the 100,000 stock options to be granted to Mr. Yarnold as described above will be accelerated by 12 months.

GEAC BUSINESS

Overview

      Geac is a global provider of business-critical software applications and systems. Geac is organized around two business groups: the Enterprise Application Systems, or EAS group, and the Industry Specific Applications, or ISA group. The Enterprise Application Systems group serves global and medium-sized enterprises by providing software systems that form the backbone of their information technology infrastructures. The Enterprise Application Systems group offers enterprise resource planning, or ERP, systems that consist of integrated business applications for accounting, financial administration and human resources functions, as well as systems for manufacturing, distribution and supply chain management. The Industry Specific Applications group provides industry-specific business applications that are used by customers in the restaurant, construction, property management, library and real estate industries, and by government and public safety agencies, to manage their businesses and operations. In fiscal 2002, Geac generated revenue of CDN$719.5 million. The Enterprise Application Systems group contributed CDN$534.4 million in revenue in fiscal 2002, or 74.3% of Geac’s total revenue, while the Industry Specific Applications group contributed CDN$185.1 million, or 25.7% of Geac’s total revenue in the fiscal year.

Industry Overview

      Enterprise resource planning systems, such as those provided by Geac’s Enterprise Application Systems group, form the core of a company’s mission-critical information systems. The need to collect and disseminate to management and employees accurate and timely information has driven, and continues to drive, the growth of enterprise resource planning systems. These systems integrate data and reporting across various organizational functions, including financial reporting, human resources and payroll, manufacturing, procurement, sales and logistics. Integrated enterprise applications systems provide the backbone of an organization’s information technology infrastructure, with which all value-added applications, such as e-commerce, must be integrated. Companies use these systems to improve budgeting, accounting and financial reporting, facilitate efficient management of personnel information, enhance coordination between departments, reduce inventory and shorten product development, manufacturing and delivery cycles.

      Initially, organizations relied on separate software products that were designed to manage data stored on a mainframe computer, with each software application typically providing a different function and serving a different population of end users. In the 1980s, the opportunity emerged to integrate multiple back-office applications into a single solution to address business needs that could not readily be addressed by these stand-alone applications. These business requirements included the need to:

•	Integrate financial data across the enterprise;

•	Coordinate manufacturing and distribution systems to facilitate production and logistics planning;

•	Standardize human resource systems to enhance control over labor, facilitate the movement of people throughout organizations and enhance workforce management practices, such as time reporting; and

•	Promote uniform practices within, and the flow of commonly accessible financial and operating information across, functional areas.

      New technology such as client/ server computing facilitated rapid growth of integrated enterprise resource planning systems in the 1990s. The scalability, supportability and performance improvements made possible by client/ server and other open systems technologies, based on operating systems such as Unix and Microsoft NT and data management systems such as Microsoft SQL Server, encouraged many organizations to implement enterprise business applications for the first time. Aggressive investment by Fortune 1000 companies in information technology to help them streamline and integrate disparate business processes was followed by demand from small to medium-sized businesses for enterprise-wide software applications.

      As available technology and the needs of the marketplace have continued to evolve, all but the smallest companies must now be able to conduct business online. As a result, enterprise resource planning system vendors have recently begun to extend the capabilities of their products beyond the enterprise to include their customers’ suppliers, customers and other business partners. The advent of this extended enterprise has made it more economically viable for organizations at both ends of the value chain to conduct business electronically than was previously the case, when only very large corporations could afford to build electronic-data-interchange networks for their purchasing, logistics and sales activities. Today, software that is Web-enabled allows businesses to communicate with business partners without having to build dedicated wide-area networks. Early examples of such e-business applications have included software solutions for procurement, supply-chain management and customer relationship management. By integrating such applications with core enterprise applications functionality, enterprise resource planning system vendors can both leverage their existing customer bases for new sales opportunities as well as offer comprehensive e-business solutions to new prospects.

      Over the past several years, growth of the enterprise resource planning system market has slowed as a result of several factors. The enterprise resource planning system market is approaching saturation, as many of the large enterprises that were early adopters of these systems, typically manufacturing and service companies in North America with annual sales of more than US$1.0 billion, have already implemented such systems. Since 2000, growth of investments in enterprise applications, which in the late 1990s was stimulated by Year 2000 remediation projects, has been slowed by a worldwide economic slowdown and a consequent reduction in information technology spending in general. Most companies have been significantly reducing their information technology budgets and many are reluctant to replace existing enterprise resource planning applications with new systems, perceiving the adoption of the latest enterprise application and e-commerce technology as an expensive and potentially disruptive process that may not yield expected returns on investment. Enterprise resource planning system vendors have thus been forced to compete for ever smaller portions of their customers’ shrinking information technology budgets.

      The slowing growth of the enterprise resource applications systems market has adversely affected demand for, and Geac’s revenues from, new licenses of Geac’s enterprise applications systems. However, in this environment of reduced information technology budgets and risk-averse customers, Geac believes it is well positioned to maintain its existing installed customer base and to offer enhanced products and services to its customers. Geac also believes that it has the industry and domain expertise and global presence necessary to support Geac’s customers worldwide, and that many of Geac’s new product initiatives, which are intended to extend the functionality of Geac’s installed software, will enable Geac’s customers to maximize the value of their existing investments in information technology and avoid the expense and disruption of replacing those systems.

Competitive Strengths

      Geac believe that its success in the markets that it serves is attributable to the following key competitive strengths.

•	Large Installed Customer Base. Geac believes that it has one of the largest installed customer bases in the enterprise software industry. At October 31, 2002, Geac had approximately 18,000 customers in over 90 countries worldwide. No single customer accounted for more than 2% of Geac’s total revenues for fiscal 2002. Annual maintenance contracts and professional services purchased by this large, diverse installed base provide Geac with a relatively predictable and recurring revenue stream. Geac believes that its large customer base also makes it an attractive partner for other software application providers whose products Geac can offer to its existing customers in order to extend the functionality of Geac’s product solutions and to gain additional sources of revenue.

•	Significant Global Presence. Geac is a multi-national company with 55 offices and more than 2,500 employees in 22 countries as of October 31, 2002. Geac’s customers increasingly seek enterprise software vendors that are able to meet their worldwide systems needs. Geac’s global network of sales and support operations enables Geac to service Geac’s customers worldwide, and to support them as they expand internationally. Geac also believes that its global presence diversifies its geographic market risk and thereby helps it to withstand difficult market conditions in any particular region of the world.

•	Industry and Domain Expertise. The E Series and M Series systems that form the core of Geac’s Enterprise Application Systems product offerings and that are Geac’s most mature enterprise resource planning system products were introduced in 1972 and 1983, respectively. Geac’s years of experience providing business-critical applications to customers in a variety of industries have equipped Geac with valuable domain expertise in the hardware, operating systems, applications and database technologies used by its customers, their critical business processes and the special requirements of their industries. This expertise better enables Geac to enhance, implement and support its existing products to meet the needs of its customers.

•	Strong Customer Relationships through Extending Product Functionality. Geac believes that its ability to retain customers depends, in large part, upon its ability to respond to their evolving needs and to provide incremental enhancements to the functionality and performance of its software products. Geac seeks to extend product functionality through a combination of internal development and acquisitions, by integrating its products with additional software applications provided by other vendors, and by offering responsive, high quality service and support. These efforts have enabled Geac to extend the life cycle of its existing software products and, Geac believes, have helped it to maintain market share and retain existing customers.

Geac’s Strategy

      Geac’s objective is to enhance its competitive position as a global provider of business critical software applications and systems through the following growth strategies:

•	Continue to Improve Margins through Operating Initiatives. Geac intends to continue to actively focus on operating initiatives to improve profitability across its product groups. For example, Geac is continuing to streamline its operations by consolidating its back office accounting operations and eliminating surplus facilities. Geac is also reorganizing its key functional areas, such as product development and sales and marketing, by product line rather than regionally. Geac believes this will reduce redundant development efforts and enable it to more effectively manage its resources. In addition, Geac is continuing to evaluate the profitability of each of its product lines and service offerings, with a view to increasing its focus on those product offerings and markets that offer the highest margins.

•	Extend Reach of Enterprise Applications Suite. Geac intends to extend the reach of its suite of integrated applications, particularly in the area of financial management applications designed to help enterprise customers improve their business performance. Geac will seek to acquire, through internal development, strategic relationships and acquisitions, new financial management applications that can be added to its enterprise applications suite to help customers more effectively manage and predict their revenues, control their expenses, plan and analyze their business performance and manage resource portfolios such as assets, personnel or projects. At the same time, Geac is accelerating its efforts to develop a common application framework, based on a Java 2 Enterprise Edition service-oriented architecture, that will enable these new applications to be more readily integrated with Geac’s E Series, M Series, System21, SmartStream and Anael enterprise application systems.

•	Broaden Relationships with Existing Customer Base. Geac believes that as it extends the reach of its enterprise applications suite there exists an opportunity to expand its relationships with existing customers. Geac plans to offer new features, functionality and services that enable its customers to enhance the value of their existing information technology investments while improving their business processes. Many of Geac’s new products were developed in response to evolving customer requirements. This not only increases the likelihood of market acceptance, but also provides Geac with new, more advanced products which it can then market to customers with similar software requirements. Geac is also increasing the account management resources that it commits to its highest value accounts in order to increase customer satisfaction and maximize potential sales to these customers.

•	Partner with Best-of-Breed Software Vendors. Geac intends to continue to pursue strategic relationships and alliances with best-of-breed application developers. Geac believes this will enable it to deliver new applications that provide increased functionality to its customers’ information processes and to broaden its revenue stream. By entering into strategic relationships, Geac expects to reduce the amount of its investment in product development that is necessary to offer new functionality to customers, and accelerate the time to market for such new functionality. For example, Geac entered into an alliance with Cognos Corporation, a global provider of business intelligence solutions. Under the alliance, Geac resells the Cognos Finance® solution to Geac’s enterprise customers to assist them in planning and analyzing their business performance, offering these customers a simplified integration framework for the management of their budgeting and accounting consolidation processes.

•	Pursue Strategic Acquisitions. Geac intends to pursue other acquisitions of companies, product lines and assets that Geac believes are complementary to its existing businesses and that will help extend the reach of its applications suite. Geac intends to target companies that provide strong customer aggregation prospects and that, like Extensity, extend the functionality of Geac’s existing Enterprise Application Systems products. Geac will seek acquisition opportunities that it believes would add specific financial management functionality of the kind that is increasingly being requested by its customers, strengthen its domain expertise, enhance its distribution capabilities and extend its global support infrastructure.

Acquisitions and Divestitures

      Geac was founded in 1971. Since the mid-1980s, Geac has been broadening its product portfolio, expanding its customer base and growing its business by acquiring and integrating software companies. By the mid-1990s, Geac had developed a portfolio of software products consisting primarily of discrete, industry-specific applications for vertical niche markets, including the banking, construction and hospitality industries. Geac was also a reseller of computer hardware and provided many of its customers with turnkey solutions, incorporating hardware, operating systems, applications software and related services.

      The acquisition of Atlanta, Georgia-based Dun & Bradstreet Software Services, Inc. and its worldwide affiliates, for CDN$256.5 million in November 1996 represented a turning point in the development of Geac’s business. Dun & Bradstreet Software Services, itself the product of the 1990 merger of McCormack & Dodge Corporation and Management Science of America, Inc., was a supplier of enterprise resource planning software to large and medium sized businesses throughout the world. Its products included its Expert and Millennium suites of enterprise applications for mainframe computers and its SmartStream suite of client-server enterprise applications for mid-range and PC-based networks of computers. With the acquisition of Dun & Bradstreet Software Services, Geac tripled its revenues and transformed itself into a global supplier of enterprise software applications. Geac’s Dun & Bradstreet Software Services acquisition was the foundation for the development of the Enterprise Application Systems group and the products and services it acquired from Dun & Bradstreet Software Services form the core of Geac’s present Enterprise Application Systems group’s product offerings.

      Since the Dun & Bradstreet Software Services acquisition, Geac has acquired 28 businesses and grown its revenue from CDN$201.5 million in fiscal 1996 to CDN$719.5 million in fiscal 2002, for a compound annual growth rate of 23.6%. The largest of these acquisitions was Geac’s acquisition of JBA Holdings plc, or JBA, for September 1999 for CDN$261.9 million, consisting of CDN$228.2 million of cash and CDN$33.7 million of restructuring provisions. JBA was a supplier of enterprise resource planning software headquartered in the United Kingdom. Its products included the System21 enterprise application suite for the IBM AS/400 server (now known as the IBM e-server iSeries), which was marketed globally to mid-size companies, and country-specific enterprise applications systems that JBA marketed primarily in France and Germany. This acquisition significantly expanded the breadth of Geac’s enterprise application offerings and increased Geac’s installed customer base and geographical presence, particularly in the United Kingdom and Europe.

      Geac has also expanded its Enterprise Application Systems business through smaller, tactical acquisitions that provided opportunities to aggregate customers or add complementary products and technologies. For example, in March 2000, Geac acquired Run Time A/ S, a Danish supplier of visual product configuration software for the apparel, footwear, textile and furniture industries for CDN$24.6 million. Geac initially integrated Run Time’s innovative technology with Geac’s System21 product, which was already widely deployed in those industries. Geac now markets the Run Time product on a stand-alone basis both to users of Geac’s enterprise resource planning systems and to others.

      Geac has also built the Industry Specific Applications group largely through acquisitions. For example, Geac assembled the core of its restaurant applications business by purchasing assets of Fasfax Corporation in fiscal 1995, acquiring Control Transaction Corporation in fiscal 1996 and assets of Tranti Systems, Inc. in fiscal 1997, and purchasing Remanco International, Inc., in fiscal 1999, for an aggregate purchase cost of CDN$6.7 million. Through these acquisitions, Geac developed a set of integrated solutions, including software applications and proprietary hardware (such as touch screen point-of-sale terminals), for automating both fast-food and table-service operations. In April 1999 Geac acquired a state-of-the-art client-server restaurant back office system, along with a talented development team, through the purchase of the assets of Phoenix Systems Limited for CDN$1.9 million. By integrating all of these elements, Geac is now able to offer operators of restaurant chains a comprehensive restaurant management software solution, including point-of-sale, back-office and inventory control capabilities. The other businesses in the Industry Specific Applications group have also largely been built through a series of acquisitions.

      Geac continually evaluates the performance of acquired businesses and products and seek opportunities to divest those that no longer meet Geac’s goals for revenue growth and profitability. For example, in July 2000 Geac sold the assets related to the Enterprise Application Systems group’s SmartStream Reconciliations product, a back-office transaction reconciliation system for banks and financial institutions, for CDN$159.2 million. Included in the sale was a company called Management Data GmbH and its international affiliates, which Geac acquired for CDN$42.3 million in May 2000 in order to package and sell the business together with the Smartstream Reconciliations sale. This divestiture resulted in a CDN$96.0 million gain. In fiscal 2001, Geac also disposed of the Industry Specific Applications group’s hotel management systems business for CDN$1.6 million, and in the second quarter of fiscal 2002, Geac sold its publishing systems business for CDN$1.5 million.

      In September 1999, Geac acquired JBA Holdings Plc for CDN$261.9 million, consisting of CDN$228.2 million of cash and CDN$33.7 million of restructuring provisions. For a variety of reasons, the return on Geac’s investment from the acquisition of JBA has been disappointing. The principal factor was a greater than expected decline in revenues from software licenses and professional services in fiscal 2001. Much of this occurred after January 1, 2000, as Year 2000-related engagements were concluded and not replaced. This decline in Year 2000-related expenditures coincided with a period of worldwide economic uncertainty, which resulted in reduced spending on information technology generally. Geac also encountered unexpected difficulties and costs in integrating JBA’s business and its financial reporting and other systems, as well as unanticipated customer commitments, which were costly to resolve. Since the acquisition, Geac has strategically consolidated or discontinued certain JBA product lines. During the third quarter of fiscal 2001, Geac’s management reviewed the carrying value of the intangible assets acquired in the JBA acquisition, including acquired software and goodwill, and wrote off CDN$229.1 million of these intangible assets after concluding that the value of these intangible assets was impaired. Geac also recorded an CDN$11.4 million pre-tax provision for the settlement of legal claims, the majority of which related to contract disputes inherited with the acquisition of JBA.

      During fiscal 2001 and fiscal 2002, Geac did not make any material acquisitions. Instead, Geac concentrated on completing the integration of its prior acquisitions and on implementing a series of initiatives designed to enhance its management team, improve its profitability and cash flow, repay its bank debt, strengthen its balance sheet and realign its development, sales and marketing efforts.

      With these initiatives substantially underway, Geac now intends to selectively pursue other acquisition opportunities, product lines and assets that offer strong customer aggregation potential and that, like Extensity, can extend the functionality of Geac’s existing Enterprise Application Systems products. Geac believes such extensions of the functionality of its enterprise resource planning systems will enhance the value of Enterprise Application Systems customers’ existing investments in Geac’s enterprise applications, and increase customer satisfaction and retention. This, in turn, should help generate maintenance contract renewals, professional services engagements and the sale of new software licenses.

Products and Services

     Enterprise Applications Systems

      The Enterprise Application Systems group serves large, often global, enterprises, as well as smaller, middle market companies. Enterprise Application Systems products include cross-industry business applications for accounting, financial administration and human resources functions, as well as enterprise resource planning systems for manufacturing, distribution and supply chain management.

      The Enterprise Application Systems products are designed to enable Geac’s customers to standardize the management of information throughout the enterprise. This facilitates performance comparisons between different sites, offices, countries, product lines, brands, and profit centers. Geac believes the Enterprise Application Systems products help businesses to reduce inventories and working capital and improve productivity and efficiency by providing accurate and flexible reporting, production planning and scheduling systems.

      At October 31, 2002, the Enterprise Application Systems group had approximately 6,100 customers, including approximately 50% of the Fortune 100 companies. Geac provides enterprise solutions to customers in a variety of industries, including apparel, textile and furniture manufacturing and retailing, auto-parts manufacturing, financial services, food and beverage processing and retailing, healthcare and local government administration.

      Depending on the specific product, Geac’s Enterprise Application Systems products run on a number of hardware platforms, including mainframe and mid-range computer and client/ server architectures, and use industry-standard databases such as IBM’s DB2, Sybase and Microsoft SQL Server.

      Geac’s Enterprise Application Systems products offer simple, consistent user interfaces, flexible reporting options and sophisticated analytical tools, including third party solutions provided by Geac’s alliance partners. These reporting and analysis tools enable Geac’s customers to analyze information contained within their enterprise management systems as they require. Geac also designs its systems to be easily integrated with its customers’ other business applications, as well as with new, best-of-breed applications as they emerge, enabling customers to extend the functionality of their Geac enterprise resource planning systems and to maximize the value of their existing information technology investments.

      The Web extensions incorporated in Geac’s Enterprise Application Systems products support Geac’s customers by facilitating communication and transactions with their customers, suppliers and other business partners. Customers can use the e-commerce functionality offered in Geac’s Enterprise Application Systems products to reduce costs and attain more effective management control, while at the same time decentralizing business processes. The systems offered by the Enterprise Application Systems group are Web-enabled to permit anytime-anywhere browser-based access. As a result, users with Web access can access and input data via the Internet using a standard Web browser. This allows business processes to be made faster and more efficient. For example, Geac’s customers can use Geac’s Web-enabled self-service applications to:

•	facilitate their sales processes by enabling their customers to check product prices and availability online;

•	allow their employees to update their own personal data in the customer’s employee benefits system, increasing convenience and relieving human resources managers of administrative tasks; and

•	empower their employees to procure necessary goods and services when they need them by using e-procurement features available in Geac’s Enterprise Application Systems products.

      Geac’s principal Enterprise Application Systems products include:

      E Series and M Series. Geac’s E Series and M Series products, formerly known as Geac’s Expert and Millennium products, are integrated suites of financial, human resource and procurement applications designed to run on mainframe computers, including the IBM S/390 and e-server zSeries. Large and mid-sized enterprises in more than 35 countries, primarily in North America and Europe, use Geac’s E Series and M Series products, which are available in English, French and Spanish language versions. The industries that use Geac’s E Series and M Series products most widely include financial services, manufacturing, healthcare and education. Seven of the ten largest companies in the Fortune 500 use Geac’s E Series or M Series products.

      One customer that has used Geac’s M Series products to strengthen its accounting and administrative infrastructure is National Australia Group, a large financial institution based in Australia. National Australia implemented Geac’s M Series product to migrate disparate systems to a centralized mainframe after National Australia Group increased its presence in the British Isles through a series of acquisitions. These acquisitions required National Australia Group to create a common accounting infrastructure and a central data processing facility for shared group functions in Europe. The benefits that National Australia Group reports having achieved from its implementation of Geac’s M Series product include use of a common chart of accounts and reporting system, which have enabled it to reduce administration costs, and the replacement of multiple systems with a single, centralized facility, which has saved overhead and maintenance costs. National Australia Group now has a central purchasing function, using Geac’s M Series purchase order module, which enables it to take advantage of volume discounts and economies of scale. The M Series system processes over 80,000 transactions a day for the various business units. National Australia Group reports that on stand-alone machines, a regular update formerly took between 12 and 14 hours, while on a single enterprise server running Geac’s M Series software, the process takes a fraction of the time.

      System21. System21 is a fully integrated suite of financial, manufacturing, customer service and logistics and service management applications based on the mid-range IBM e-server iSeries (formerly known as AS/400) platform. Geac’s System21 products are used by companies worldwide, particularly in the food and beverage, apparel and shoe manufacturing, automotive parts manufacturing and electronics industries.

      Geac’s experience working with users of Geac’s System21 product in these industries have enabled it to tailor Geac’s products to the specific needs of customers and, in many cases, to develop industry-specific versions of Geac’s System21 product. For example:

•	Geac’s System21 Drinks system, widely deployed in the beverage industry, incorporates specialized features required by liquor producers and importers that operate across multiple jurisdictions. These include the ability to handle the complex tax and regulatory requirements that apply to bonded warehouses, and to manage excise tax issues that are specific to the beverage industry.

•	Geac’s System21 Style product, a fully integrated distribution and manufacturing solution for the apparel and footwear industries, offers apparel manufacturers and retailers a complete end-to-end solution, with applications that address design, product lifecycle development and definition, sourcing, manufacturing, contract and stock management, customer services, customer relationship management and retail.

      Jiangsu Senda Group, a large footwear and shoe manufacturer in China, selected Geac’s System21 Style product for the implementation of an enterprise resource planning initiative designed to help them maintain their market position and lay the foundations for their global expansion. Geac believes that its strong industry focus was a primary factor in Jiangsu Senda Group’s selection of Geac’s products. Jiangsu Senda Group is planning to use Geac’s products in many aspects of their operations, including planning, production, sales, marketing, distribution and financial control.

      SmartStream. SmartStream is a suite of financial, procurement and human resource solutions that can be deployed on a local area network or wide area network or on a Web-based infrastructure using the Windows NT or Unix operating systems and Microsoft SQL and Sybase SQL databases in a two-tiered client-server architecture. Hundreds of companies use SmartStream, ranging from large global enterprises to mid-sized and smaller businesses, primarily in North America and Europe and, to a lesser extent, in the Asia Pacific region and in South America. The industries in which SmartStream is most widely deployed include banking, insurance and other financial services, manufacturing, retail, healthcare, government and education.

      An example of a customer that uses Geac’s SmartStream product is Societe Generale, one of the largest banks in France, with 64,600 employees and 3,200 branches worldwide. Societe Generale wanted to rebuild its in-house financial system in order to implement a state-of-the-art solution that would meet the new technical and functional requirements of the then-approaching euro changeover. After conducting extensive technical and functional studies, Societe Generale chose Geac’s SmartStream product in 1998 to help rebuild its integrated accounting and financial client/server system. Societe Generale reports that SmartStream is now the backbone of its central office accounting system, with 200 users, 200,000 annual invoices, 12,000 active suppliers and euro 1.3 billion in annual payments.

      Anael. Anael solutions is a fully integrated suite of financial, accounting, human resources, e-commerce and customer relationship management applications, consisting of eleven products and services based on the IBM iSeries platform, as well as Windows NT and Windows 2000. Nearly 1,900 customers, primarily in France, as well as in 33 other French-speaking countries, use Anael solutions at April 30, 2002.

      The Concorde Hotels Group owns 82 hotels located in the center of major business and tourist locations worldwide, including the Hotel Crillon and Hotel Lutétia and four other hotels in Paris, making them the leading luxury hotel operator in the French capital. The Concorde Hotels Group chose Anael financial to run its entire accounting operation. The Concorde Hotels Group reports that the Geac solution has enhanced the reliability and the level of service offered to its 82 hotels. Geac believes Anael financial was chosen because of its scalability, its ease of integration with other software, and Geac’s ability to implement the solution in less than six months.

Industry Specific Applications

      Geac provides software products and related support, maintenance, development and consulting services to meet the specific management and data processing needs of organizations in selected vertical niche markets, including the real estate, restaurant, construction, property management, public safety and library markets.

Residential Real Estate Applications

      Geac’s Interealty Corp. subsidiary provides Web-based information systems, services and products to multiple listing services and real estate brokers primarily in North America. Interealty provides real estate professionals with online multiple listing systems, desktop productivity software, agent website development and hosting, and customer relationship management systems. Interealty’s new MLXchange product has advanced, Web-enabled features that can automatically page a real estate broker on her mobile phone when the price is reduced on a property she is watching or when a prospect expresses interest in a listing on the realtor’s website.

Restaurant Applications

      The Restaurant Systems group provides applications to quick-service and table-service restaurants and food service providers designed to improve customer service and to manage production and administrative operations. Applications include point-of-sale, back office reconciliation and inventory control. The group primarily serves franchisers and franchisees of chain restaurant companies. The group’s advanced store management and executive information software systems enable the group’s customers to meet high volume transaction management needs.

      One example of a customer that has used Geac’s restaurant applications to improve its efficiency is Wagamama, a noodle restaurant company with 14 locations in the United Kingdom and Europe serving over 50,000 customers a week. Wagamama implemented Geac’s new mPOS (mobile Point of Sale) system, a Microsoft Windows® Powered® mobile solution using Compaq’s iPAQ Pocket PC H3650 and a wireless local area network. Wagamama reports that Geac’s mobile solution has significantly improved the efficiency and speed of its table ordering service.

Architecture, Electrical and Construction Applications

      Geac’s Architecture, Electrical and Construction group provides integrated software suites, including project management, job-costing, bidding and estimating, and financial and accounting solutions to engineers, architects and general and specialty trade contractors in the residential and commercial construction business. The Architecture, Electrical and Construction group is one of the largest suppliers of construction application software solutions in North America.

Property Management Applications

      Geac’s Property Management Systems group provides software applications designed to improve productivity in the day-to-day management of residential and commercial buildings. The group’s products, which primarily service the multi-unit residential market, help to monitor traffic and conduct marketing, leasing and rent collection operations. Accounting and financial applications and on-site management tools complete the product offering. New Web-based applications provide easy-to-use and cost effective data collection. Clients include real estate investment trusts, pension funds, insurance companies, property management companies and other real estate investors.

Public Safety Applications

      Geac’s Public Safety Systems group provides computer-aided dispatch and records management systems for emergency services such as law enforcement agencies, fire departments and ambulance service organizations. The group’s systems assist critical services delivery organizations of all sizes to improve call response times and to disseminate important information to response personnel.

Library Applications

      Geac’s Libraries Systems group provides automation solutions for public, academic and specialty libraries. The division’s key competitive advantages are its ability to handle records in different formats and character sets, as well as to provide interconnectivity with other information services. For example, Geac’s Vubris Smart library application, developed in conjunction with Brussels Vrije Universiteit and Eindhoven Technische Universiteit, enables libraries to implement a Web-based service to provide users with greater flexibility and interconnectivity with the library’s database.

Product Development

      Geac believes that the ability to deliver new and enhanced products to customers is critical to its future success. In particular, Geac believes that its research and development efforts can strengthen relationships with customers by increasing the functionality of their existing installed systems, enabling them to avoid having to upgrade to different, new systems, which may not be Geac systems. Geac has historically developed products through a consultative process with existing and potential customers. Geac expects that continued dialogue will result in incremental enhancements to existing products and the development of new products. Geac intends to support product development through a combination of internal development, strategic partnerships with other software providers and acquisitions of suitable businesses and product lines.

Enterprise Application Systems Group Product Development

      Geac seeks to increase the functionality of the Enterprise Application Systems product line through incremental product enhancements to the core applications, expanded integration capabilities and the continued development of Web extensions to Geac’s existing applications. One important goal of these efforts is to help reduce Geac’s historical levels of customer attrition and increase the likelihood that Geac’s customers will renew their maintenance contracts and add onto their existing Geac systems rather than replacing them with competing products.

      To meet customer expectations, Geac’s systems must share information internally with applications provided by other vendors, as well as externally through Web applications, business-to-business (B2B) exchanges and value added networks. These exchanges and transactions must be real time, online and immediate — conducted anytime, anywhere and without compromise to security or transaction integrity. Geac is continuing to build the Enterprise Application Systems integration framework based on the Java 2 Enterprise Edition platform. This includes making the outward-facing components of Geac’s enterprise applications available through Web services. By focusing Geac’s research and development efforts on the integration of Web extensions and value-enhancing add-on software solutions, Geac believes its can assist customers in improving their business processes through the use of the Internet.

      Selected highlights of the product development efforts in the Enterprise Application Systems group in fiscal 2002 include the following:

•	Geac delivered new Active Access applications for the E Series and M Series, allowing its customers to access vendor self-service, benefits enrollment and employee self-service applications from anywhere on the Internet via a Web browser. Geac also shipped a new release of its human resources module that accommodates larger payrolls.

•	Geac’s System21 business continued development on its “commerce.connect” initiatives for collaborative supply chain and e-business applications. Geac also began development on a major new release of System21, dubbed “Aurora,” intended to exploit current Java, XML and IBM iSeries technologies.

•	Geac’s SmartStream business delivered new as well as improved releases of Active Access, thus extending access to the core human resources and financial modules to new classes of users who can now connect to SmartStream via the Web to perform vendor self-service, employee self-service, benefits enrollment and requisition and invoice approval functions. SmartStream also provided the latest release of euro currency support.

•	Geac also improved the integration between its SmartStream general ledger product and the FRx® Financial Reporting financial reporting and business analytics application from FRx Software Corp.

Industry Specific Applications Group Product Development

      In addition to enhancing the value of Enterprise Application Systems products, Geac intends to continue to add new capabilities and technologies in each vertical market served by Geac’s Industry

Specific Applications products, such as the use of handheld technology and wireless networks that Geac has recently introduced in the products of Geac’s Restaurant Systems group and Geac’s Interealty group.

      Selected highlights of the product development efforts in the Industry Specific Applications group in fiscal 2002 include the following:

•	Geac’s Restaurant Systems division delivered its mPOS mobile point of sale system based on wireless handheld PCs using the Microsoft Pocket PC operating system as point of sale devices to speed order processing and payment.

•	Geac’s Interealty group delivered its second-generation MLXchange offering for Multiple Listing Service customers in the real estate industry. This brought together several tools for realtors, including Web-enabled listing management, lead capture and client management technology.

•	Geac’s property management division released a new version its eSite product for managing a portfolio of multifamily housing units, to track rental leads, prepare resident applications, collect rents and distribute property management reports.

•	Geac’s Architectural, Electrical and Construction Applications business delivered a new release of StarProject for Notes 2.0, providing collaborative, Web-enabled project management, with full integration with Geac’s StarBuilder® job cost accounting software, for use by construction management companies and contractors.

•	Geac’s Library Systems division delivered its Vubis Smart product, incorporating advanced web-based functionality for searching information and objects, to better manage a library’s collection of books, CDs, DVDs and videos.

•	Geac’s Public Safety division delivered a new version of its EnRoute Law Enforcement Computer-Aided Dispatch software, with enhanced features that allow it to meet the unique requirements of toll highway public safety requirements.

      Consistent with the growth of Geac’s business through acquisitions, Geac’s product development strategy has historically been decentralized, with separate product development centers devoted to each product, in some cases in more than one geographical region. However, Geac intends increasingly to organize its product development efforts by product line rather than operating multiple regional development centers. At October 31, 2002, Geac had 462 product development personnel and 14 development centers in the metropolitan areas of Atlanta, Southborough, Markham, Vancouver, Paris, Studley, Tampa, Houston, Brussels, Hertogenbosch, Villingen, Tokyo, Adelaide and Sydney.

      Geac’s product development expenses were CDN$117.3 million in fiscal 2001 and CDN$92.8 million in fiscal 2002. Product development expenses, net of government grants and other amounts recoverable, are expensed as incurred unless they meet the criteria under US GAAP for deferral and amortization. To date, Geac has not capitalized any product development costs, and have expensed all such costs as incurred.

Sales, Marketing and Account Management

      Geac derives most of its revenues from annual software maintenance contracts and from professional services related to Geac’s software, and as a result, Geac’s sales and marketing efforts are focused on account management and retention of existing customers. Geac believes selling incremental products and services to extend the functionality of its customers’ systems is the most effective way to increase customer retention.

      Geac sells its software and services in North America and internationally through its own direct sales force, which includes separate direct sales organizations for each product group. In smaller markets, or where lower price points or geography make direct sales coverage impractical, Geac augments its own sales force with a network of distributors and value-added resellers. Geac selects value-added resellers for their expertise in meeting the needs of local customers in specific vertical markets. Geac train these resellers on the use, installation and implementation of Geac’s products. The sales cycle for Geac’s products varies considerably and ranges from two to four months for an entry-level PC-based product in one of Geac’s Industry Specific Applications businesses to a year or more for a fully-integrated enterprise application system in the Enterprise Applications Systems group.

      In the EAS group, Geac’s sales efforts are focused on account management with the primary goal of customer satisfaction and retention. Each customer account has a team managed by a representative focused on building long-term relationships with customers. The account representative also sells incremental products and modules, third-party add-ons and professional services. The team also includes sales engineering personnel who provide technical sales support and assist in implementation of the product and customization of the user interface. In the Industry Specific Applications group, each vertical has direct sales representatives focused on that industry. Geac also makes use of telesales and trade advertising in the Industry Specific Applications group.

      Geac’s sales and marketing group consisted of approximately 374 persons at October 31, 2002 distributed throughout the world, including 265 persons in the Enterprise Application Systems group and 109 in the Industry Specific Applications group.

Customer Support and Professional Services

     Maintenance and Customer Support

      Customers that have purchased current maintenance contracts are entitled to receive periodic software updates from Geac. Geac also maintains a staff of customer support and customer care personnel who provide technical support to Geac’s customers and partners. Geac offers technical support services via toll-free telephone through its local offices in the US in Atlanta, Fort Lauderdale, Houston, Nashua, Southborough, and Tampa; in the U.K. in Bristol, Manchester, and Twickenham; and in Sydney, Australia; Garches, France; Christchurch, New Zealand; and Markham, Canada.

      In addition to telephone service, Geac provides support via facsimile, email and the Internet. Geac’s Web-enabled AnswerLink self-service technical support system allows it to provide online problem reporting and resolution, access to Geac’s best practices and expertise and the ability to download information from Geac’s technical libraries, for users of Geac’s E Series and M Series, SmartStream and System21 products.

     Professional Services

      Geac’s professional services group provides technical consulting, implementation and integration services, remote application management services and training to assist customers in deploying, using and maintaining Geac’s products. Geac’s technical consulting services include analyzing the customer’s technical and functional requirements and project planning. Geac’s implementation and integration services include installation of Geac’s software, customization of features such as the user interface and input screens to suit the customer’s requirements, integration of Geac’s products with the customer’s existing or later acquired third party applications, and assisting customers with implementing upgrades to their systems.

      Geac’s AppCare remote application management service is intended to relieve customers of the burden of managing the maintenance and support of their Geac enterprise resource planning systems. Geac’s AppCare service supplements or replaces the customer’s information technology staff who would otherwise be dedicated to the routine tasks of maintaining the application, responding to users’ technical questions and problems and generating management reports. With AppCare, the performance of the Geac application can be monitored remotely from Geac’s AppCare service center, where users’ questions and problems can be resolved and product updates installed by Geac’s dedicated staff of trained applications specialists, and key management information can be collected and disseminated to the customer. By outsourcing the management of their Geac enterprise resource planning applications to Geac via AppCare, Geac’s customers are able to free information technology resources to focus on more strategic projects.

      Geac offers basic and advanced training courses in the implementation and administration of its Enterprise Application Systems and Industry Specific Applications software products at Geac’s facilities in Markham, Atlanta, Southborough, Studley, Paris and Tampa. Geac also provides customers with on-site training when necessary.

Competition

     Enterprise Application Systems

      Geac’s Enterprise Application Systems customers require applications that are reliable, scalable and can be easily integrated with other applications. When making investments in new enterprise application systems applications, customers are primarily influenced by vendor and product reputation; expertise and experience in implementing products in the customer’s industry sector; total cost of ownership; ease and speed of implementation; customer support; product architecture; quality, price and performance; product attributes such as flexibility, scalability, compatibility, functionality and ease of use; and vendor financial stability.

      Geac’s principal competitors for new Enterprise Application Systems license sales, as well as for the replacement of Geac’s installed systems in the enterprise application systems market, are Oracle Corp., Lawson Software, PeopleSoft, Inc., SAP AG and J.D. Edwards and Company and Intentia. These large, well capitalized firms have significantly more resources at their disposal than Geac has, and therefore can invest more in research and development, sales and marketing and can sustain price reductions for longer periods than Geac is able to do. Because competitors can easily penetrate the software market, Geac anticipates additional competition. In the enterprise application systems market, large, multinational enterprise resource planning vendors have begun targeting mid-sized businesses as their traditional market of large, multi-national businesses becomes increasingly mature. In addition, current and potential competitors have established, or may in the future establish, cooperative relationships among themselves or with third parties. Geac expects that the software industry will continue to consolidate. It is possible that new competitors or alliances among competitors will emerge and rapidly acquire significant market share.

      Given that Geac derive most of its revenue from maintenance and professional services provided to existing Enterprise Application Systems customers, Geac’s competitive strategy is largely based on avoiding customer attrition, protecting long-term relationships with customers and strengthening these relationships by selling add-on products and services that extend the functionality of Geac’s customers’ systems.

      In the market for maintenance and support of Enterprise Application Systems products, Geac competes with third party service providers who support other software vendors’ products. Geac also faces internal competition from the in-house IT departments of Geac’s customers, particularly in industries that are under intense pressure to contain costs, such as the automotive parts manufacturing industry. These customers may choose not to purchase Geac’s maintenance services but rather to support Geac’s Enterprise Application Systems products themselves.

      Cost is the principal factor that motivates customers in deciding to use a third-party maintenance provider or to support Geac’s product themselves. Other competitive factors affecting the purchase of maintenance services include the availability of upgrades for Geac’s products, which generally only Geac can provide, product and industry knowledge, and the ability to provide global support. Geac believes that it is difficult for third-party service providers to offer maintenance programs for Geac’s Enterprise Application Systems software that are as cost effective as Geac’s maintenance services, because these third-party providers do not have the knowledge of Geac’s products or the extensive domain expertise that Geac has, nor do they have access to the source code for Geac’s products.

     Industry Specific Applications

      Geac’s Industry Specific Applications customers require applications that are affordable, easy to use and provide functionality that meets the specific needs of the businesses in which they operate. When making investments in ISA applications, customers in this market are primarily influenced by industry-specific functionality, price and customer support.

      Competition in the markets served by the Industry Specific Applications group is generally fragmented and each of Geac’s industry-specific product groups faces competition from numerous sources, ranging from large, publicly traded companies that market a broad range of software products to small, privately held software vendors whose businesses are focused on serving a particular vertical market. Geac’s larger Industry Specific Applications competitors often have significantly greater resources than it does, potentially enabling them to invest more in research and development, sales and marketing and can sustain price reductions for longer periods than Geac is able to do.

      Geac expects increased competition in its Industry Specific Applications segment to come from providers of lower-priced shrink-wrapped software, many of which are large, well capitalized software companies. Many of these providers are increasingly tailoring their offerings to specific vertical markets, such as the construction industry, as part of an effort to compete with vendors of more expensive integrated applications designed specifically for these industries. In addition, as the market for mid-range enterprise application systems becomes increasingly saturated, providers of general purpose integrated enterprise application systems products are also re-packaging their products and targeting specific vertical markets.

Intellectual Property

      Geac has relied, and expects to continue to rely, on a combination of copyright, trademark, patent and trade secret laws, as well as confidentiality procedures and contractual provisions to establish, maintain and protect Geac’s proprietary rights. Upon discovering misuse of Geac’s technology, Geac vigorously pursues those who copy or use Geac’s technology without its authorization as part of its efforts to protect its proprietary rights. Despite Geac’s considerable efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Geac’s products or obtain information Geac regards as proprietary. Policing unauthorized use of Geac’s technology, if required, may be difficult, time-consuming and costly. Geac’s means of protecting its technology may be inadequate.

      Third parties may apply for patent protection for processes that are the same or similar to Geac’s processes or for products which use the same or similar processes as Geac’s products. Third parties may also independently develop similar or superior technology without violating Geac’s proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States and Canada. Furthermore, certain of Geac’s products may be licensed under shrink wrap license agreements that are not signed by licensees and therefore may not be binding under the laws of certain jurisdictions.

      Geac believes that trademark protection is an important factor in establishing product recognition. The extent of Geac’s inability to protect its trademarks from infringement could result in damage to any goodwill associated with Geac’s trademarks. Moreover, Geac may be unable to use or to prevent others from using one or more of Geac’s trademarks due to successful third-party claims.

      Claims of infringement are becoming increasingly common as the software industry develops and legal protections, including patents, are applied to software products. Although Geac believes that its products and technology do not infringe proprietary rights of others, litigation may be necessary to protect Geac’s proprietary technology, and third parties may assert infringement claims against Geac with respect to their proprietary rights. Any claims or litigation can be time-consuming and expensive regardless of their merit. Infringement claims against Geac could cause product release delays, require Geac to redesign its products or enter into royalty or license agreements, which agreements may not be available on terms acceptable to Geac or at all.

Employees

      As of October 31, 2002, Geac employed 2,586 people worldwide, including 1,824 in the Enterprise Application Systems group and 762 in the Industry Specific Applications group. Of these employees, 376 are in sales and marketing, 712 are in customer support, 661 are in professional services, 462 are in research and development, 318 are in finance and administration and 57 others are in miscellaneous operations. Of these employees, 1,345 are located outside of North America, primarily in Europe. None of Geac’s employees is represented by a labor union (other than by statutory unions or workers’ committees required by law in some European countries). Geac has not experienced any work stoppages and considers its relations with employees to be good. Geac operates in a rapidly-evolving, advanced information technology market in which highly skilled professionals are a scarce resource. Attracting and retaining a highly skilled workforce is a continuing challenge for all high technology companies, including Geac.

Properties

      Geac’s corporate headquarters are located in Markham, Ontario, where Geac has occupied space since 1973. Geac currently has a lease for 25,200 square feet of space at 11 Allstate Parkway, Suite 300, Markham, Ontario, for a term expiring April 30, 2005. In addition to Geac’s corporate headquarters, Geac’s business is conducted most significantly from leased offices and facilities in the United Kingdom in High Wycombe, Buckinghamshire and in the United States in Southborough, Massachusetts and Atlanta, Georgia. Geac and its subsidiaries operate 52 other offices and facilities in 22 countries around the world. These offices and facilities are operated under leases of varying duration, with no lease extending beyond 2014.

      In addition, Geac owns real estate in the United Kingdom and the United States. Geac Computer Systems UK Limited owns three properties in Studley, Warwickshire, United Kingdom, which support the operations of Geac’s System21 business. All three of these properties are currently encumbered by a mortgage granted to the Bank of Scotland. Geac Computers, Inc. owns real property in Tampa, Florida and in Nashua, New Hampshire. Interealty Corporation owns property in Decatur, Georgia, which houses a multiple listing book publishing operation. The Florida, New Hampshire and Georgia properties are free and clear of liens.

Legal Proceedings

      On May 8, 2001, Cels Enterprises, Inc. filed a complaint against Geac Computer Corporation Limited and Geac Enterprise Solutions, Inc. claiming that Geac breached its contract with Cels by providing experimental software that did not work. Cels was a JBA customer and paid JBA approximately US$400,000. The complaint alleges US$28.3 million in damages but provides no specifications as to how that figure was derived. On May 10, 2001, JBA filed a complaint against Cels Enterprises, Inc. alleging that JBA is owed US$241,000 for goods and services provided to Cels, and claiming an additional US$81,000 for the improper employment by Cels of a former JBA employee. The claim has been dismissed as against Geac Computer Corporation Limited.

      On March 21, 2002, Grace Consulting, Inc., a provider of software maintenance and consulting services, filed a lawsuit against Geac Enterprise Solutions, Inc. and Geac Computer Corporation Limited claiming antitrust violations and seeking approximately US$75 million in damages.

      Geac believes this lawsuit is based on facts and circumstances substantially similar to Grace’s claims in an earlier lawsuit. In 1995, before its acquisition by Geac, Dun & Bradstreet Software Services, Inc. filed a complaint against Grace Consulting claiming copyright infringement. Grace Consulting asserted counterclaims against Dun & Bradstreet Software Services, Inc. for violations of antitrust law, tortious interference with contract and breach of contract. On September 24, 2002, the United States Circuit Court for the Third Circuit granted judgment for Geac Enterprise Solutions against Grace on Geac Enterprise Solution’s claims of copyright infringement against Grace, reinstated Geac’s claim for theft of trade secrets against Grace and affirmed the dismissal of Grace’s counterclaims of antitrust, tortious interference with contract and breach of contract against Geac Enterprise Solutions.

      Geac believes that the claims raised in Grace’s March 2002 antitrust action are similarly without merit. However, there can be no assurance that Geac will be successful in defending against these new claims.

      Geac is subject to other legal proceedings and claims arising in the ordinary course of Geac’s business, including pending actions not described above.

GEAC MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      We provide the following discussion and analysis to enhance your understanding of Geac’s consolidated financial statements and the related notes. You should read this discussion in conjunction with Geac’s consolidated financial statements and the related notes that are included elsewhere in this proxy statement/prospectus. References in this Geac Management’s Discussion and Analysis of Financial Condition and Results of Operations to “us” or “we” refer to Geac and its subsidiaries on a consolidated basis.

      The discussion in this proxy statement/prospectus contains forward-looking statements concerning Geac that involve risks and uncertainties. Geac’s actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section and in the “Risk Factors” section included in this proxy statement/prospectus.

Overview

      Geac is a global provider of business-critical software applications and systems. We are organized around our EAS group and our ISA group. Our EAS group serves global and medium-sized enterprises by providing software systems that form the backbone of their information technology infrastructures. Our EAS group provides enterprise resource planning systems, consisting of integrated business applications for accounting, financial administration and human resources functions, as well as systems for manufacturing, distribution and supply chain management. Our ISA group provides industry-specific business applications that are used by customers in the restaurant, construction, property management, library management and real estate industries, and by government and public safety agencies, to manage their businesses and operations. We also resell third party software and hardware products, for use in conjunction with our software products, where appropriate to provide our customers with more complete solutions.

Factors Affecting Our Results of Operations

Sources of Revenue

      We derive our revenues from sales of maintenance contracts and professional services related to our software and, to a lesser extent, from sales of new software licenses and computer hardware.

      Maintenance services accounted for CDN$416.0 million, or 57.8% of our total revenues in fiscal 2002. Maintenance services include the right to receive product upgrades and technical support by telephone, fax, e-mail and Internet. Maintenance contracts are typically priced as a percentage of the software license fee and are subject to periodic renewal, generally on an annual basis. As a result, maintenance revenues are recurring in nature and are relatively predictable, as the majority of our customers who purchase new licenses of our software typically also initially purchase maintenance contracts, and historically most customers have renewed their maintenance contracts as they expire.

      Professional services revenues accounted for CDN$149.1 million, or 20.7% of our total revenues in fiscal 2002. Professional services include technical consulting, implementation and integration services, remote application management services and training. Revenues from professional services are more predictable and stable than revenues from new product licenses. This is because professional services typically involve projects that extend over multiple quarters with revenue recognized as services are performed. Also, professional services are often generated in connection with new software license sale or follow a competitive bidding process in which we have participated and of which we therefore have advance notice.

      Sales of new software licenses, including licenses of third party software products that we resell to our customers where appropriate to provide them with a more complete solution, accounted for CDN$83.7 million, or 11.6% of our total revenue in fiscal 2002. Sales of new software licenses are the culmination of a sales cycle that typically extends from two to four months, in the case of an entry-level product of one of our ISA businesses, to 12 to 18 months in the case of an integrated enterprise resource planning system sold by our EAS group. The timing of new software license sales is often difficult to predict. Particularly in our EAS group, delay in the consummation of a small number of large license transactions in any quarter can contribute significantly to fluctuations in our revenue from quarter to quarter.

      We offer sales of computer hardware, such as IBM e-server iSeries (formerly AS/400) servers, for use in conjunction with our software systems where appropriate to provide a more complete solution. Computer hardware sales accounted for CDN$52.0 million, or 7.2% of our total revenue in fiscal 2002.

      Maintenance and professional services represent relatively predictable and recurring revenue sources that reduce our dependency on other, more variable sources of revenue, such as the sale of new software licenses. We believe that we are substantially less dependent on new software license revenues than are many other vendors of enterprise resource planning systems software. However, the high percentage of our revenues derived from maintenance and professional services makes us relatively more vulnerable to the impact on our maintenance contract renewals and on new professional services engagements.

      Attrition in our customer base takes place when existing customers elect not to renew their maintenance contracts and cease purchasing professional services from us. This can occur for a variety of reasons, including a customer’s decision to replace our product with that of a competing vendor, to purchase maintenance or consulting services from a third-party service provider or to forgo maintenance altogether. It can also occur when a customer is acquired or ceases operations.

      To date we have experienced relatively predictable and stable customer attrition, and we have been able in part to replace the revenue lost through attrition with new revenue from maintenance contracts and professional services associated with new license sales and from maintenance contract price increases. However, any factors that adversely affect the ability of our installed systems to compete with those available from others, such as availability from our competitors of products offering more advanced product architecture, superior functionality or performance or lower prices than ours, or factors that reduce demand for our maintenance and professional services, such as intensifying price competition, could lead to increased rates of customer attrition. We closely monitor attrition in our customer base and have devoted, and will continue to devote, substantial resources to reducing the rate of attrition among our customers.

Revenues of Our Business Groups

      The following table sets forth our revenues for the fiscal periods indicated for our EAS and ISA segments (Canadian dollars in millions):

	Fiscal Year Ended April 30
					Six Months
					Ended October 31,
	2001		2002		2002

		% of		% of		% of
	Revenues	Total	Revenues	Total	Revenues	Total

	(Canadian dollars; in millions)
EAS Group	$594.0	70.9%	$534.4	74.3%	$237.4	75.5%
ISA Group	243.7	29.1	185.1	25.7	77.0	24.5

Total	$837.7	100.0%	$719.5	100.0%	$314.4	100.0%

Acquisitions and Divestitures

      We have grown our business substantially through acquisitions. These acquisitions have enabled us to broaden our product suite, expand our customer base and provide access to new markets. As we acquire and integrate businesses, we also look for opportunities to divest portions of our business that no longer meet our goals for revenue growth and profitability.

      Fiscal 2001. In May 2000, we acquired the business assets of Management Data GmbH of Vienna, Austria, together with the capital shares of 13 of its subsidiaries, for CDN$42.3 million. We held these assets as a temporary investment and subsequently sold them as part of our SmartStream Reconciliations

Systems divestiture on July 13, 2000. After concluding that the functionality of the SmartStream Reconciliations Systems product was not critical to our enterprise resource planning systems product offerings, we had sought and ultimately identified an opportunity to package the SmartStream Reconciliations and Management Data businesses and sell them at a favorable price. From this divestiture, we realized cash proceeds of CDN$159.2 million, and the transaction resulted in a gain of CDN$96.0 million. For more information regarding this divestiture and the related gain, see note 21 to our consolidated financial statements included in this proxy statement/prospectus.

      In June 2000, we acquired the assets of Praxa Limited’s local government software business for CDN$2.1 million.

      In March 2001, we sold the assets of our ISA group’s unprofitable hotel division for CDN$1.6 million.

      Fiscal 2002. We made no acquisitions during fiscal 2002. In August 2001, we sold the assets of our ISA group’s newspaper publishing applications business for CDN$1.5 million. We had concluded that the market for our high-end integrated publishing solutions was smaller than we had anticipated and was insufficient to support the required development effort and to operate the business profitably.

      Fiscal 2003. Geac announced on August 26, 2002 that it had entered into an agreement to acquire Extensity, Inc. pursuant to which each Extensity stockholder may elect to receive either 0.627 of a Geac common share or US$1.75 in cash (subject to a working capital adjustment) for each share of Extensity common stock. Assuming that synergies and revenue growth attributable to the merger are consistent with Geac’s expectations, and assuming no more than 9.1 million Geac common shares are issued in the merger, Geac anticipates that the Extensity merger will be approximately 10% per share dilutive to its earnings per share in the first twelve months following closing of the merger and accretive to earnings in the following six-month period.

      Geac announced on August 29, 2002 that it had entered into an agreement to acquire the IBM e-server iSeries software assets, customer agreements and employee base of EBC Informatique, a European hardware and software solutions provider, for approximately CDN$3.8 million.

      All of the above acquisitions have been accounted for in our consolidated financial statements under the purchase method of accounting. The results of operations for each of the other entities acquired or divested as described above are included in our net income (loss) from the date of acquisition (in the case of acquisitions), or until the date of divestiture (in the case of divestitures) for all periods presented.

Net Restructuring and Other Unusual Items

      Fiscal 2001. In fiscal 2001 we confronted several challenges, including an industry-wide reduction in demand for software and professional services following the Year 2000 transition. In addition, our fiscal 2001 results were adversely affected by the initiation of a review process whereby we considered the possible sale of all or parts of our company. This created uncertainty among our customers and workforce and adversely affected our revenues. To help mitigate the impact of these issues, we undertook a number of cost reduction initiatives in fiscal 2001 aimed at strengthening our balance sheet and reducing losses. Implementation of these initiatives throughout the year resulted in a year-end headcount reduction of 1,353 employees worldwide, from 5,150 employees at April 30, 2000 to 3,797 worldwide at April 30, 2001. Also, as required by US GAAP, we reviewed the carrying value of our acquired intangibles and goodwill to determine whether any impairment existed. In connection with these initiatives, we recorded CDN$295.9 million of net restructuring and other unusual items in fiscal 2001, including:

•	the write down of CDN$171.3 million of goodwill and CDN$81.5 million of acquired software;

•	a CDN$28.1 million pre-tax provision for severance, premises rationalization and other restructuring expenditures;

•	an CDN$11.4 million pre-tax provision for the settlement of legal claims, the majority of which related to contract disputes inherited with the acquisition of JBA; and

•	the write down of CDN$3.6 million of property, plant and equipment.

      During the last half of fiscal 2001, Geac completed a comprehensive review of its acquired software and goodwill. As a result of management’s determination that there was no longer reasonable assurance of their recoverability, CDN$252.8 million of intangible assets and goodwill were written down, of which CDN$229.1 million related to the acquisition of JBA Holdings plc.

      Workforce reduction charges of CDN$21.3 million were related to the cost of severance and benefits associated with the elimination of approximately 1,353 positions from April 30, 2000, to April 30, 2001. The terminated employees were primarily from the support and services, development, sales and marketing and general and administrative areas, and were located in North America and Europe. At October 31, 2002, the workforce reduction provision balance had been drawn down by cash payments to a closing balance of CDN$77,000.

      In connection with the workforce reduction, Geac identified a number of leased facilities, primarily office space, that were no longer required. As a result, Geac recorded net lease costs of approximately CDN$6.6 million, primarily consisting of Geac’s future contractual obligations under operating leases. At October 31, 2002, the provision balance for lease premise restructuring had been drawn down by cash payments to a balance of CDN$261,000. The remaining provision is expected to be substantially drawn down by the end of fiscal 2004.

      Geac recorded a provision for CDN$11.4 million for legal claims related to contract disputes involving JBA Holdings plc. At October 31, 2002, the provision balance had been drawn down by cash settlement payments to a balance of CDN$298,000.

      Property, plant and equipment write-downs of approximately CDN$3.6 million consisted of the write down of computer equipment, office equipment and leasehold improvements that provided no future benefit to Geac as a result of its premises rationalization and other restructuring activities.

      Fiscal 2002. In fiscal 2002, we undertook a comprehensive review of our operations with the objective of reducing costs and increasing effectiveness. As a result of this effort, we have streamlined operations, centralized management of our global enterprise applications, refocused development, and reduced the size of our workforce. We incurred net restructuring and other unusual charges of CDN$45.9 million in fiscal 2002, including:

•	a CDN$39.6 million pre-tax provision for severance, premises rationalization and other costs related to the restructuring of our business;

•	a CDN$5.4 million net provision for the settlement of legal claims, primarily related to the JBA acquisition;

•	a CDN$4.6 million charge for strategic planning costs;

•	a CDN$2.9 million one-time charge for unamortized financing costs for the credit facility that we terminated in March 2002; and

•	an offsetting CDN$6.9 million net reversal of excess accrued liabilities and other provisions relating to prior acquisitions and restructuring activities.

      Workforce reduction charges of CDN$16.8 million were related to the cost of severance and benefits associated with the termination of approximately 643 employees, primarily from the support and services, general and administrative, development and sales and marketing areas. The workforce reduction was primarily in North America and Europe and extended to both segments of the business. At October 31, 2002, the workforce reduction provision balance had been drawn down by cash payments to a balance of CDN$6.8 million. The remaining provision is expected to be substantially drawn down by the end of fiscal 2003.

      In connection with the workforce reduction, Geac identified a number of leased facilities, primarily office space, that were no longer required. As a result, Geac recorded premises rationalization costs of approximately CDN$17.7 million, consisting primarily of its future contractual obligations under these operating leases, offset by an estimated sublease amount on leases that could not be terminated. At October 31, 2002, the provision balance for lease premise restructuring had been drawn down by cash payments to a balance of CDN$13.8 million. The remaining provision is expected to be substantially drawn down by the end of fiscal 2006, when the leases expire.

      Property, plant and equipment write-downs of approximately CDN$5.1 million consisted of the write-down of computer and office equipment and leasehold improvements that had been abandoned in the fiscal 2002 restructuring, or previous restructuring actions. Approximately CDN$3.9 million is attributable to the write-down of equipment and leasehold improvements office equipment associated with premises vacated during fiscal 2002 restructuring, or previous restructuring actions. The remaining CDN$1.2 million is attributable to a write-down of equipment due to technological obsolescence.

      In connection with Geac’s review of its operations, Geac engaged the services of outside consultants to assist with its strategic planning. This resulted in charges of CDN$4.6 million, of which CDN$1.9 million was paid in cash in fiscal 2002, and the balance was paid by October 31, 2002.

      During fiscal 2002 Geac terminated its 24-month revolving credit facility prior to its expiration date. This termination resulted in a write-down of CDN$2.9 million of unamortized financing costs related to the credit facility, which has been classified as extinguishment of debt costs.

      A provision for legal claims of CDN$8.1 million was established, primarily related to the JBA acquisition. These claims were offset by a recovery of CDN$2.7 million, resulting in a net cash charge of CDN$5.4 million. At October 31, 2002, cash payments had reduced this provision to a balance of CDN$18,000.

      During fiscal 2002, Geac determined that certain accruals in prior periods were no longer needed for their intended purposes and reversed these accruals. Reversals of CDN$10.9 million related to excess accruals for product commitments and other accrued liabilities which had been recorded in connection with acquisitions by Geac in prior fiscal years. These costs were accrued as part of the costs of the acquisitions, and were allocated to goodwill. In fiscal 2001 the goodwill and intangibles associated with some of these acquisitions, primarily the JBA Holdings plc acquisition, were written down and in fiscal 2002 the Company determined that it was no longer appropriate to carry the full amount of these accruals. As a result, a reversal of CDN$4.0 million was recorded as an adjustment to goodwill, with the remaining accrual balance of CDN$6.9 million being reversed as a credit to net restructuring charges and other unusual items.

      The fiscal 2002 restructuring efforts are expected to result in savings of approximately CDN$70 million in fiscal 2003 and CDN$86 million in fiscal 2004. Primarily as a result of these restructuring efforts, through the first six months of fiscal 2003, support and services costs have been reduced by CDN$26.0 million, sales and marketing expenses have been reduced by CDN$2.0 million, product development expenses have been reduced by CDN$12.7 million, and general and administrative expenses have been reduced by CDN$4.5 million. Excluding CDN$5.5 million in costs and expenses associated with the publishing software business that was sold in fiscal 2002, in aggregate, these costs and expenses have been reduced by CDN$39.7 million, as compared to the first six months of fiscal 2002.

      For more information regarding our net restructuring and other unusual items, see note 17 to our consolidated financial statements included in this proxy statement/prospectus.

Seasonality

      Seasonality can contribute to substantial fluctuations in our revenues and cash flow. Our revenues and operating results in our third fiscal quarter have tended to benefit from spending related to calendar year-end budget cycles. Approximately 40% of our maintenance contracts renew on a calendar year basis. Cash receipts from maintenance contract renewals are typically highest in the third fiscal quarter and lowest in the first and second fiscal quarters. These historical patterns may change over time, however, particularly as our operations become larger and the sources of our revenue change and become more diverse. We also occasionally experience variability in demand associated with seasonal buying patterns in our foreign markets. For example, our first and second fiscal quarters typically experience reduced sales activity, due in part to the European summer holiday season.

Critical Accounting Policies

      The preparation of our financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of revenues and expenses during the reporting period. Our estimates are based upon historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of expenses, which are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

      Our critical accounting policies are those that affect our consolidated financial statements materially and involve a significant level of judgment by management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in note 2 to our consolidated financial statements.

      Revenue Recognition. We derive revenues from three sources, software, support and services, and hardware. Support and services include software maintenance and support, training, system implementation, and consulting. Maintenance and support consists of technical support and software upgrades and enhancements. We resell computer hardware and peripherals primarily as a service to our customers who look to us to provide a whole product solution. Significant management judgments and estimates are made and used to determine the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if different conditions were to prevail. We recognize product revenue when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable is probable. In bundled arrangements, we allocate revenue to each element of the arrangement based upon vendor specific objective evidence (VSOE). We use a purchase order or a signed contract as evidence of an arrangement for sales of software, hardware and services. Sales through our resellers are evidenced by a master agreement governing the relationship.

      Software is delivered to customers electronically or on a CD-ROM, tape, or diskette, as appropriate. We assess whether the fee is fixed and determinable based on the payment terms associated with the transaction. Our standard payment terms are generally 30 days. We assess collectibility based on a number of factors, including the customer’s past payment history and its current credit-worthiness. If we determine that collection of a fee is not probable, we defer the revenue and recognize it at the time collection becomes probable, which is generally upon receipt of cash payment.

      When licenses are sold together with hardware and significant implementation or customization essential to the functionality of the products, services revenues are recognized based on percentage of completion. Our consulting and implementation service contracts are bid either on a fixed-fee basis or on a time-and-materials basis. For a fixed-fee contract, we recognize revenue using the percentage of completion method. For time-and-materials contracts, we recognize revenue as services are performed.

      Maintenance and support revenue is recognized ratably over the term of the maintenance contract. Amounts billed in accordance with customer contracts, but not yet earned, are recorded as deferred revenue.

      Valuation of Identifiable Goodwill and Other Intangible Assets. We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. While we may employ an expert to assist us with these matters, such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

      We review the carrying values of all identifiable goodwill and other intangible assets when certain conditions arise to determine if any impairment has occurred. Examples of these conditions include significant underperformance relative to historical or expected future operating results, significant changes in the manner of our use of the acquired assets or our strategy, significant negative industry or economic trends, or significant decline in our share price or market capitalization.

      Effective May 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) 142, “Goodwill and Other Intangible Assets.” This standard eliminates the amortization of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. Goodwill is required to be tested for impairment between the annual tests if an event occurs or circumstances change such that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying value. Prior to May 1, 2001, goodwill was amortized on a straight line basis over the estimated periods of benefit not exceeding ten years.

      Accounting for Income Taxes. We operate in multiple jurisdictions, and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by the changes in, or interpretations of, tax laws in any given jurisdiction, utilization of net operating losses and tax credit carryforwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters, such as the ability to realize deferred tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our future tax assets will be recovered from future taxable income and establish a valuation allowance for any amounts we believe will not be recoverable. Establishing or increasing a valuation allowance increases our income tax expense.

      Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, our financial position and results of operations could be materially different.

      Income taxes are accounted for under the liability method whereby future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for income tax purposes. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are measured using income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the period in which the change occurs.

      Restructuring. We have rationalized certain facilities and effected or planned reductions in the number of our personnel and have established reserves against outstanding commitments for leased properties that we have vacated or plan to vacate and for costs associated with planned layoffs. These reserves are based upon our estimate of triggering events, such as the date of termination or the time required to sublease the property and the amount of sublease income that might be generated from the date we vacate the property and the expiration of the lease. These estimates are reviewed based on changes in these triggering events. Adjustments to the restructuring charge will be made in future periods, if necessary, should different conditions prevail from those anticipated in our original estimate.

      Accounts Receivable. We also estimate the uncollectibility of our accounts receivable, and we maintain allowances for estimated losses. Management analyzes accounts receivable, historical bad debts, receivable aging, customer credit-worthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

New Accounting Pronouncements

      On June 15, 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 143, “Accounting for Asset Retirement Obligation,” which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which the obligation is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized to expense over the asset’s useful life. Geac has not yet assessed the impact of the adoption of this new standard.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” SFAS No. 144 applies to all long-lived assets and consequently amends APB Opinion No. 30. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Geac is currently evaluating the potential impact, if any, the adoption of SFAS No. 144 will have on its financial position and results of operations.

      In May 2002, the FASB issued SFAS No. 145, “Rescission of FAS Nos. 4, 44 and 64, Amendment of Financial Accounting Standard (FAS) 13 and Technical Corrections as of April 2002.” SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS No. 145 rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers.” SFAS No. 145 also amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Geac is currently evaluating the potential impact, if any, the adoption of SFAS No. 145 will have on its financial position and results of operations.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which supersedes EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” Under SFAS 146, an entity’s commitment to a plan, by itself, does not create a liability. Under the new rules, exit costs and restructuring liabilities generally will be recognized when incurred. The provision of this statement will be effective for exit or disposal activities initiated after December 31, 2002.

Comparison of Six Month Periods Ended October 31, 2002 and October 31, 2001

      Revenue. Revenue through the first half of fiscal 2003 was CDN$314.4 million, compared to CDN$362.5 million in the corresponding period last year. Excluding CDN$5.2 million in revenue from the publishing software business, which was sold in the second quarter of fiscal 2002, revenue would have declined by CDN$42.9 million, or 12.0%.

      Enterprise Applications Systems segment revenue declined by CDN$28.6 million, or 10.7%, composed of the following:

•	Enterprise Applications Systems software license revenue through the first half of the fiscal year was CDN$26.4 million, compared to CDN$30.0 million in the first six months of fiscal 2002. The CDN$3.6 million decline in software license revenue is primarily attributable to a CDN$2.6 million sale of local government software distribution rights to Trisilco Group of Malaysia in the first quarter of fiscal 2002, which was not repeated in the current fiscal year.

•	Enterprise Applications Systems support and services revenue was CDN$190.3 million, compared to CDN$218.9 million in the first six months of fiscal 2002. Of this CDN$28.6 million decline, Enterprise Applications Systems maintenance revenue declined by CDN$12.7 million, or 8.6%, reflecting expected attrition in maintenance contract renewals for mainframe (CDN$9.3 million) and client server (CDN$5.6 million) applications. This decline was partially offset by an increase of CDN$2.2 million in maintenance revenue for mid-range computer applications. The rate of decline in Enterprise Applications Systems maintenance revenues was within management’s expectations and compares with declines of 7.2% in fiscal 2002 and, excluding the impact of the JBA acquisition, 12.2% in fiscal 2001. Maintenance attrition for mainframe and client server applications reflects the maturity of those product lines, and is largely attributable to customers migrating to newer technology and, in so doing, selecting competitors’ products rather than those of Geac. Attrition in maintenance contract revenues was partly offset by the effects of annual price increases, which vary by product and by application. Annual price increases averaged 6.5% in fiscal 2001 and 6.4% in fiscal 2002, and are expected to average approximately 6.5% in fiscal 2003. Geac expects its Enterprise Applications Systems maintenance revenues to continue to decline for the balance of fiscal 2003 at a rate comparable to that experienced in the first half of fiscal 2003. Other support and services revenue — primarily professional services — declined by CDN$15.9 million, or 22.3%, compared to the corresponding period last year, which benefited from Euro conversion work and several large professional services engagements that have now been completed.

•	Enterprise Applications Systems hardware sales revenue through the first two quarters of fiscal 2003 increased by CDN$3.6 million, or 20.9%, primarily as a result of vendor promotions that accelerated hardware sales in Europe in the first quarter.

      Industry Specific Applications segment revenue through the first half of fiscal 2003 was CDN$77.0 million, compared to CDN$96.5 million in the first half of fiscal 2002. Excluding CDN$5.2 million in revenue from the publishing software business, which was sold last year, Industry Specific Applications revenue would have declined by CDN$14.3 million, or 15.6%. Of this total, CDN$10.0 million was attributable to the Interealty division and reflects a CDN$8.0 million decline in the core MLS application business and a CDN$2.0 million decline in the MLS book publishing business, which had been expected. The decline in revenue from Interealty’s core MLS application business reflects a change in the service and pricing model as the internet has supplanted more costly virtual private networks. This change resulted in lower revenues from existing customers who migrated from our older applications based on virtual private networks to our internet-based MLXchange application, with pricing per seat declining by more than 20% on average. The shift to internet-based products has also reduced barriers to entry and resulted in aggressive competitive pricing from new market entrants, and some customers have opted to migrate from our virtual private networks applications to competitors’ lower-priced internet-based applications. These conditions are expected to persist, and Geac expects revenues of its Interealty division to continue to decline, over the balance of fiscal 2003.

      Costs of Revenues. Costs of revenues through the first half of the fiscal year were reduced by CDN$23.3 million, or 14.4%, from CDN$162.6 million in the first two quarters of fiscal 2002 to CDN$139.3 million in the first two quarters of fiscal 2003. Our gross profit margin (gross profit as a percentage of total revenues) increased from 55.1% in the first two quarters last year to 55.7% in the first two quarters of fiscal 2003.

•	The gross software margin declined from 89.8% in the first half of fiscal 2002 to 85.8% in the first half of fiscal 2003 as software costs increased by CDN$0.4 million despite a decline in revenues.

•	Support and services margin increased from 53.4% in the first half of fiscal 2002 to 56.0% in the first half of fiscal 2003, reflecting a reduction in lower margin professional services and an increase in the proportion of higher margin maintenance revenue.

•	Hardware margins declined from 16.6% in the first half of fiscal 2002 to 14.5% in the first half of fiscal 2003, primarily as a result of a single low margin CDN$3.1 million hardware sale to a System21 customer in the U.K.

      Operating Expenses. Net operating expenses were CDN$122.2 million in the first half of fiscal 2003, including the effect of a net restructuring and other unusual items of CDN$1.2 million, compared to CDN$142.2 million in the corresponding period last year, which included the effect of a net restructuring and other unusual items of CDN$0.7 million. The net restructuring and other unusual items in fiscal 2003 and fiscal 2002 were attributable to the reversal of excess accrued liabilities and other provisions related to prior years’ restructuring activities and acquisition related accruals. Excluding from both periods the effect of net restructuring and other unusual gains, operating expenses were reduced by CDN$19.6 million, or 13.7%, as compared to the first half of fiscal 2002 and operating expenses as a percentage of revenues were reduced from 39.4% in the first half of fiscal 2002 to 39.2% in the first half this year.

•	Sales and marketing expenses were reduced by CDN$2.0 million, or 4.3%, primarily as a result of headcount reductions associated with restructuring efforts. Sales and marketing expenses as a percentage of revenues increased from 12.8% in the first half of fiscal 2002 to 14.1% in the first half of fiscal 2003, as Geac maintained substantially the same level of investment in marketing despite the decline in revenues for the first half of the year.

•	Product development expenses were reduced by CDN$12.7 million, or 26.9%. Product development expenses as a percentage of revenues were reduced from 13.0% in the first half of fiscal 2002 to 10.9% in the second quarter this year. This reduction reflects more strategically focused development efforts and a CDN$3.3 million reduction in product development overhead expenses.

•	General and administrative expenses were reduced by CDN$4.5 million, or 9.3%. General and administrative expenses as a percentage of revenues increased from 13.4% in the first half of fiscal 2002 to 14.0% in the first half of this year. The increase in general and administrative expenses as a percentage of revenues is primarily due to a CDN$2.6 million adjustment to increase the amortization of property, plant, and equipment to more accurately reflect the valuation of acquired assets. Excluding this adjustment, general and administrative expenses as a percentage of revenues would have been 13.2% through the first half of fiscal 2003.

      Interest Income/ Expense. Net interest income in the first half of fiscal 2003 was CDN$500,000, compared to net interest expense of CDN$800,000 in the first half of fiscal 2002. This CDN$1.3 million improvement is primarily attributable to a reduction in bank indebtedness, which stood at CDN$20.6 million at July 31, 2001, and which was completely repaid in the second quarter last year.

      Other Income. Other income, in the net amount of CDN$2.4 million is attributable to a CDN$1.3 million gain on the sale of fixed assets and CDN$1.1 million of foreign exchange gains. In the corresponding period last year, foreign exchange gains totaled CDN$1.7 million.

      Income before Income Taxes. Income before income taxes was CDN$55.8 million in the first half of fiscal 2003, compared to CDN$59.5 million in the first half of fiscal 2002. Excluding the effect of net restructuring and other unusual items, income before income taxes declined by CDN$4.1 million, or 7.0%, from CDN$58.8 million in the first half of fiscal 2002 to CDN$54.7 in the first half of fiscal 2003.

      Income Taxes. The provision for income taxes was CDN$21.5 million in the first half of fiscal 2003, compared to CDN$25.4 million in the corresponding period last year. Our effective tax rate was 38.6% in the first half of fiscal 2003, compared to 42.7% in the corresponding period last year. Of the total CDN$21.5 million provision for income taxes recorded in the first half of fiscal 2003, CDN$16.7 million reflects utilization of income tax assets, and CDN$4.8 million represents cash taxes.

      Net Income. Net income for the first half of the year was CDN$34.3 million, or CDN$0.43 per diluted share, compared to CDN$34.1 million, or CDN$0.49 per diluted share in the first half last year. Net income as a percentage of revenues was 10.9% in the first half of fiscal 2003, compared to 9.4% in the first half of fiscal 2002.

Comparison of Fiscal 2002 and Fiscal 2001

      Revenue. Revenue for fiscal 2002 was CDN$719.5 million, compared to CDN$837.7 million for the preceding year. Excluding from both periods revenue attributable to the publishing software business, which was sold in August 2001, the hotel software business, which was sold in March 2001, and the SmartStream Reconciliations business, which was sold in July 2000, total revenue declined by CDN$85.6 million, or 10.7%, from CDN$799.7 million in fiscal 2001 to CDN$714.1 million in fiscal 2002. Software license revenue declined by CDN$2.2 million, or 2.6%; support and services revenue declined by CDN$62.3 million, or 9.7%; and revenue from the sale of computer hardware declined by CDN$21.1 million, or 28.8%.

      Revenue in our Enterprise Applications System group was CDN$534.4 million, compared to CDN$593.9 million last year. EAS software licenses to new and existing customers declined by CDN$2.4 million, or 3.7%. Sales of licenses of the System21, Anael and Ratioplan software systems, primarily for mid-range server architectures, that are sold by our JBA subsidiary and its affiliates, declined by CDN$10.6 million. This decline was attributable to the effects in the European market of the continuing worldwide economic slowdown and related reductions in information technology spending, as well as to declining demand attributable to the maturation of the enterprise resource planning systems market generally. The decline in sales of Geac’s mid-range computer applications was partially offset by a CDN$4.5 million increase in revenue from licenses of our E Series and M Series software systems for mainframe computers, and a CDN$3.7 million increase in license revenues from client-server software systems, primarily attributable to a CDN$2.6 million sale of local government software distribution rights to Trisilco Group of Malaysia in fiscal 2002.

      Enterprise Applications System support and services revenue declined by CDN$46.2 million, or 9.7%. Of this CDN$46.2 million decline, Enterprise Applications System maintenance revenue — primarily maintenance contracts purchased by customers of our licensed software — declined by CDN$25.9 million, or 8.1%. This decline was anticipated and is due to attrition in maintenance contract renewals for mainframe (CDN$15.2 million), client-server (CDN$6.9 million), and mid-range (CDN$3.8 million) applications. Attrition in maintenance contract renewals for mainframe and client server applications reflects the maturity of those product lines and is largely attributable to customers migrating to products of Geac’s competitors that offer newer technology. Declining sales of new licenses of Geac’s Enterprise Applications Systems products in prior periods also contributed to the fiscal 2002 decline in maintenance revenues associated with those products. Other Enterprise Applications System support and services revenue — primarily professional implementation and training services — declined by CDN$20.3 million, or 12.7%, as a result of completion of engagements to convert our software applications to the euro currency. Reflecting market conditions, Enterprise Applications System hardware sales revenue declined by CDN$11.0 million, or 21.5%, with CDN$7.9 million of this decline attributable to hardware sales associated with client-server applications.

      Revenue in the Industry Specific Applications segment was CDN$185.1 million, compared to CDN$243.7 million last year. Of this total CDN$58.6 million decline, CDN$18.2 million in revenue is attributable to the sale of our publishing software business, CDN$11.6 million is attributable to the sale of our hotel software business, and CDN$2.8 million is attributable to the sale of our SmartStream Reconciliations business. Excluding revenue from the three businesses, total Industry Specific Applications revenue declined by CDN$26.0 million, or 12.6%, from CDN$205.7 million in fiscal 2001 to CDN$179.7 million in fiscal 2002. Revenue declines in Interealty (CDN$14.6 million), restaurant systems (CDN$9.9 million), and library systems (CDN$7.1 million), were partially offset by revenue increases in our businesses serving public safety agencies (CDN$3.1 million) and the property management industry (CDN$2.2 million). The decline in Interealty revenues reflects significant price pressure in the core multiple listing service application business, the continuing decline in revenue from the MLS book publishing business, which was expected, and slow adoption of Interealty’s MLXchange product. Our restaurant software business was adversely affected by the downturn in the hospitality industry in the second half of fiscal 2002. The decline in library systems revenue reflects discontinuation of a third party data subscription service and delays in the release of Vubis Smart, our next generation Internet-based information management system, which was introduced in April 2002. Public safety systems revenue increased by CDN$3.1 million as a result of increased software maintenance revenue and a single large implementation of our graphical interface police computer-aided dispatch system; and property management systems revenue increased by CDN$2.2 million, reflecting increasing market adoption of our next generation, Internet-based, multi-family real estate management software. These increases partly offset the declines in our other Industry Specific Applications businesses.

      Cost of Revenues. Cost of revenues was reduced by CDN$96.1 million, or 22.7%, from CDN$422.7 million in fiscal 2001 to CDN$326.6 million in fiscal 2002, and our gross profit margin increased from 49.5% in fiscal 2001 to 54.6% in fiscal 2002. Cost of software license revenues, primarily royalties paid to vendors of third-party software, was reduced by CDN$4.3 million, or 27.1%, primarily as a result of a decline in third-party software revenue. Costs of support and services, which consist primarily of personnel and related costs of our support organization, were reduced by CDN$73.1 million, or 21.1%, due to the sale of the publishing software business and reductions in personnel and associated costs to better align costs and revenues. Support and services margins increased from 48.5% to 53.2%, primarily as a result of improved utilization rates. Hardware costs were reduced by CDN$18.8 million, or 30.9%, in line with hardware revenues.

      Operating Expenses. Operating expenses were CDN$325.0 million, compared to CDN$761.8 million last year. Excluding net restructuring and other unusual items, amortization of goodwill, and amortization of other intangible assets, operating expenses were reduced by CDN$68.5 million, or 19.8%, from CDN$345.9 million in fiscal 2001 to CDN$277.4 million in fiscal 2002, and declined as a percentage of revenues from 41.3% in fiscal 2001 to 38.6% in fiscal 2002.

•	Sales and marketing expenses, which consist primarily of personnel costs and commissions, were reduced by CDN$31.4 million, or 25.2%. Of this reduction, approximately CDN$5.3 million is due to the sale of the publishing software business, and the remainder reflects personnel reductions resulting from more targeted sales efforts. Sales and marketing expenses as a percentage of revenues decreased from 14.9% in fiscal 2001 to 13.0% in fiscal 2002.

•	Product development expenses, primarily personnel costs and consultants, were reduced by CDN$24.5 million, or 20.9%, due primarily to reductions in the number of our development personnel resulting from more strategically focused and centralized product development efforts. Product development expenses as a percentage of revenues were reduced from 14.0% in fiscal 2001 to 12.9% in fiscal 2002.

•	General and administrative costs include personnel costs for executive management, finance and accounting and other administrative functions; associated overheads; and professional fees. General and administrative costs were reduced by CDN$12.6 million, or 12.1%. General and administrative costs as a percentage of revenues increased from 12.4% in fiscal 2001 to 12.7% in fiscal 2002. The year over year increase in general and administrative expenses as a percentage of revenues is primarily attributable to increased professional fees, composed of both strategic consulting and legal fees. Over the course of the next year, we will be simplifying our organizational structure and consolidating back office general and administrative functions in North America and Europe to achieve greater efficiencies.

      Net Restructuring and Other Unusual Items. Net restructuring and other unusual items were CDN$45.9 million in fiscal 2002, compared to CDN$295.9 million last year, which included a write down of CDN$171.3 million of goodwill and CDN$81.5 million of acquired software, primarily related to the acquisition of JBA. The CDN$45.9 million in net restructuring and other unusual items in fiscal 2002 included a CDN$34.5 million pre-tax provision for severance and premises rationalization related to the restructuring of the business; a CDN$5.1 million write down of assets; a CDN$5.3 million net provision for the settlement of legal claims primarily related to the JBA acquisition; a CDN$4.7 million charge for strategic planning costs; and a CDN$2.9 million charge for unamortized financing costs of a credit facility that, in light of our improved cash position, we terminated in March 2002 to avoid additional costs. These charges were partially offset by a net CDN$6.9 million reversal of excess accrued liabilities and other provisions relating to acquisitions and restructuring, which were recorded in prior years and which were no longer required.

      Amortization of Goodwill. Effective May 1, 2001, we adopted Statement of Financial Accounting Standards (“SFAS”) 142, which eliminates the amortization of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. We have completed a goodwill impairment review in the first quarter and again in the fourth quarter and found no impairment. Accordingly, there were no charges for amortization of goodwill in fiscal 2002, compared to CDN$58.1 million in fiscal 2001. Amortization of other intangible assets, primarily acquired software, was CDN$1.7 million in fiscal 2002, compared to CDN$61.8 million in fiscal 2001. This reduction reflects the write down of JBA software in the third quarter of fiscal 2001.

      Net Interest Expense. Net interest expense was reduced from CDN$12.6 million in fiscal 2001 to CDN$1.6 million in fiscal 2002. This CDN$11.0 million reduction is attributable to the reduction in bank indebtedness, which stood at CDN$39.4 million on April 30, 2001, and which was completely repaid in the second quarter of fiscal 2002.

      Gain on Disposal of Businesses. Gain on disposal of businesses in fiscal 2001 reflects the sale of Geac’s SmartStream Reconciliations Systems business, including assets and shares of Management Data GmbH which were acquired for the purpose of sale with the SmartStream Reconciliations business, for a net gain of CDN$96.0 million, and of Geac’s hotel software operations, for a gain of CDN$1.3 million. Gain on disposal of businesses in fiscal 2002 reflects Geac’s sale of its publishing software business, for a gain of CDN$5.1 million.

      Income Taxes. As a result of increased profitability, the provision for income taxes was CDN$30.1 million in fiscal 2002, compared to a recovery of CDN$32.9 million in fiscal 2001. Our effective tax rate for fiscal 2002 was 41.7%. Of the total CDN$30.1 million provision for income taxes recorded in fiscal 2002, CDN$9.9 million reflects utilization of income tax assets, and CDN$20.2 million represents cash taxes.

      Net Income (Loss). Net income was CDN$42.1 million, or CDN$0.56 per diluted share, compared to a loss of CDN$234.8 million, or CDN$3.78 per share, last year.

Liquidity and Financial Condition

      At October 31, 2002, cash and cash equivalents totaled CDN$69.4 million, compared to CDN$115.7 million at April 30, 2002. Excluding from the total at October 31, 2002, an increase of CDN$1.1 million from the effect of exchange rates, cash and cash equivalents declined by CDN$47.4 million in the first two quarters of fiscal 2003.

      Approximately 40% of Geac’s application software maintenance contracts typically renew on a calendar year basis, which corresponds to our third quarter. Accordingly, cash receipts from maintenance contract renewals are highest in the third quarter of the fiscal year and lowest in the first and second quarters, while maintenance revenue is recognized ratably over the year. For the first six months of fiscal 2003, cash used in operating activities was CDN$41.3 million. This use of cash in the first six months of fiscal 2003 is primarily attributable to a CDN$55.1 million reduction in accounts payable and accrued liabilities during the first six months of fiscal 2003. Of the total CDN$55.1 million reduction, which excludes the effects of changes in foreign exchange rates, CDN$25.8 million is attributable to payments associated with restructuring charges, including payments of CDN$9.3 million for legal settlement costs, CDN$11.4 million for severance charges, and CDN$5.1 million in premises restructuring costs. Geac incurred a CDN$41.3 million charge in the fourth quarter of fiscal 2002 for net restructuring and other unusual items. These restructuring efforts, which streamlined operations and reduced the size of our workforce, are expected to result in savings of approximately CDN$70 million in fiscal 2003 and CDN$86 million in fiscal 2004 and annually thereafter. As of October 31, 2002, a provision balance relating to the fiscal 2002 restructuring of CDN$20.6 million remained, which Geac expects to draw down by cash payments through the end of fiscal 2006. Other components of the year-to-date CDN$55.1 million reduction in accounts payable and accrued liabilities include CDN$10.6 million for accrued bonuses, commissions, and other payroll costs; CDN$5.0 million for professional fees; CDN$2.0 million for sales and property taxes; and CDN$11.7 million in other trade payables.

      For the first six months of fiscal 2003, net cash used in investing activities totaled CDN$4.5 million, compared to net cash used in investing activities of CDN$4.2 million in the first six months of fiscal 2002.

      In the first six months of fiscal 2003, net cash used in financing activities of CDN$1.5 million was due to the repayment of CDN$3.0 million in long term debt, partially offset by CDN$1.5 million in proceeds from the exercise of purchase warrants and from the issuance of common shares from the employee stock purchase plan. In the first six months of fiscal 2002, net cash provided by financing activities was CDN$6.4 million. In addition to CDN$24.8 million in net proceeds from the sale of six million common shares on September 27, 2001, cash provided by financing activities in the first six months last year reflects CDN$17.9 million in net proceeds from the sale of 10 million special warrants at a price of CDN$2.00 per special warrant in the first quarter of fiscal 2002. Each special warrant was exercisable for one common share plus one half of a common share purchase warrant. The special warrants were fully exercised on August 1, 2001. Each full purchase warrant entitled the purchaser to acquire one common share of Geac for CDN$2.75 at any time within 18 months of June 29, 2001. Of the five million purchase warrants, 525,000 were exercised in the second quarter of fiscal 2003. In total the issuance of common shares and special warrants generated CDN$42.8 million in the first six months of fiscal 2002, which was used to fund working capital requirements and to repay bank indebtedness.

      Deferred revenue is composed of deferred maintenance and support revenues, which are recognized ratably over the term of the related maintenance agreement — normally one year — and deferred professional services revenue, which is recognized as such services are performed. Approximately 40% of our maintenance and support contracts renew on a calendar year basis, which corresponds to the third quarter of our fiscal year; accordingly, cash receipts and deferred revenue balances are highest in the third quarter of the fiscal year, while support revenue is recognized ratably over the year and services revenue is recognized as services are performed. Excluding the effect of changes in foreign exchange rates, deferred revenue, declined by CDN$59.1 million, or 29.7%, in the first six months of fiscal 2003. During the comparable period last year, deferred revenue declined by CDN$71.2 million, or 29.1%.

      The value of long-term debt (including the current portion), composed of real property mortgages and capital leases, was reduced by CDN$2.0 million, from CDN$11.9 million at the end of fiscal 2002 to CDN$9.9 million at the end of the second quarter of fiscal 2003. This CDN$2.0 million reduction reflects repayments of CDN$3.0 million, offset by a CDN$1.0 million increase from the effect of changes in foreign exchange rates.

      Geac estimates that the maximum amount of cash necessary to finance the payment of the merger consideration to Extensity stockholders, assuming all such stockholders elect to receive cash in the merger, is approximately CDN$70.9 million. Geac believes that its cash and cash equivalents, and the cash and cash equivalents and short-term investments of Extensity, will be sufficient to finance this potential cash requirement, and that its cash reserves and liquidity will be adequate even if all Extensity stockholders elect to receive cash in the merger.

Commitments Not Reflected in the Balance Sheet

      Geac does not have derivative financial instruments or any equity interests in unconsolidated companies or any other business arrangements related to the foregoing, which would have a material effect on the assets and liabilities of Geac at October 31, 2002.

      As disclosed in note 12 to our audited consolidated financial statements, Geac has commitments that are not reflected in its balance sheet. These commitments include operating leases for office equipment and premises, and letters of credit, bank guarantees, and performance bonds that are routinely issued on behalf of insurance companies and other third parties in connection with outstanding performance contracts, primarily with public sector customers. Geac does not have any other business arrangements, derivative financial instruments, or any equity interests in unconsolidated companies that would have a material effect on the assets and liabilities of the Company at October 31, 2002.

Market Risk

      Financial instruments included in our consolidated balance sheets consist of cash and cash equivalents, accounts receivable, unbilled receivables, bank indebtedness, accounts payable and accrued liabilities and long-term debt. We treat financial instruments in accordance with the following principles:

•	Fair values of financial assets and liabilities — the fair values of accounts receivable, unbilled receivables, bank indebtedness, accounts payable and accrued liabilities are equivalent to their carrying value because of the short-term maturity of those instruments. There is currently no significant difference between the carrying value and the fair value of long-term debt. We are not a party to any significant derivative instruments.

•	Credit risk — we are subject to credit risk associated with both billed and unbilled receivables and cash and cash equivalents. Receivables are with customers in many diverse industries and are subject to normal industry credit risks. We place our temporary excess cash in high quality short-term financial instruments issued or guaranteed by major financial institutions in the countries in which we operate or in similar low risk instruments.

•	Interest rate risk — we are subject to relatively small interest rate risk on existing long term indebtedness. We will be subject to interest rate risk on our senior secured credit facility. The senior secured credit facility will bear interest at a variable rate based on a margin over the prime rate or LIBOR, as the case may be.

•	Foreign exchange risk — we are subject to foreign exchange risk because most of our business is transacted in currencies other than Canadian dollars. Accordingly, most of our balance sheet amounts, including financial instruments as defined above, are denominated in foreign currencies.

GEAC MANAGEMENT

Directors and Executive Officers

      The name, age and position of each of Geac’s executive officers and directors are as follows:

Name	Age	Position

Charles S. Jones	54	Chairman of the Board of Directors
Paul D. Birch	44	President and Chief Executive Officer and Director
Hema Anganu	41	Treasurer
Arthur Gitajn	50	Chief Financial Officer
Joyce Koenig	45	Vice President, Strategic Financial Analysis
James J. McDevitt	43	Vice President and General Manager, Industry Specific Applications
Bertrand Sciard	49	Managing Director, Geac Enterprise Solutions, Europe
John L. Sherry, III	47	Senior Vice President, Marketing and Strategic Alliances
Craig C. Thorburn	42	Senior Vice President, Mergers & Acquisitions, and Corporate Secretary
James M. Travers	51	Senior Vice President; President, Geac Enterprise Solutions, Americas
Timothy J. Wright	38	Senior Vice President and Chief Technology Officer and Chief Information Officer
Thomas I.A. Allen, Q.C.	62	Director
David Friend	54	Director
C. Kent Jespersen	57	Director
Pierre MacDonald	66	Director
Michael D. Marvin	57	Director
William G. Nelson	68	Director
Robert L. Sillcox	71	Director

      Charles S. Jones was first elected to Geac’s board of directors in September 1997. Mr. Jones has served as Chairman of Geac’s board of directors since November 2000. Mr. Jones is the Chairman and co-founder of First Funding Corporation, an investment firm based in Stamford, Connecticut, where he has worked since 1984. Currently, Mr. Jones serves as a director of Farrel Corporation and a number of diverse companies, from an industrial equipment manufacturer to a computer games designer and publisher.

      Paul D. Birch has been Geac’s President and Chief Executive Officer since December 2001. From May 2001 until December 2001, Mr. Birch served as Geac’s Chief Operating Officer and Chief Financial Officer. He was elected to Geac’s board of directors in September 2000. Mr. Birch also served as President of Geac Enterprise Solutions, Americas from May 2001 until August 2002. From March 2000 until he joined Geac as an executive, Mr. Birch was a director, Chief Operating Officer and Chief Financial Officer of Escher Group Limited, a provider of peer-to-peer messaging management solutions and services. From February 1991 to February 2000, prior to joining Escher, Mr. Birch was a director, Executive Vice-President of MRO Software, Inc., a US-based global software application developer and marketer. Prior to joining MRO, Mr. Birch served with PricewaterhouseCoopers in Boston, Massachusetts and Arthur Andersen in London, England.

      Hema Anganu was appointed Geac’s Treasurer in September 1999. Prior to that appointment, Ms. Anganu served as Geac’s Director, Financial Reporting & Analysis from 1998 to 1999, Controller, Corporate Finance from 1996 to 1998, and Manager, Corporate Finance from 1991 to 1996.

      Arthur Gitajn has served as Geac’s Chief Financial Officer since December 2001. From May 2001 to December 2001, he was Geac’s Vice President and Corporate Controller. Prior to that appointment, Mr. Gitajn was Vice President, Finance for North American Verticals from February 1999 to April 2001. Prior to joining Geac, he was Director of Financial and Information Technology Services for the City of Alexandria, Virginia, where he served from 1986 to 1999.

      Joyce Koenig has been Geac’s Vice President, Strategic Financial Analysis, since she joined Geac in January 2002. Previously, Ms. Koenig worked at MRO Software, Inc. Most recently, Ms. Koenig served as Director, Financial Analysis & Purchasing at MRO, from 1996 to 2001.

      James J. McDevitt became Geac’s Vice President and General Manager, Industry Specific Applications in December 2002. From July 2000 until this appointment, Mr. McDevitt served as chief financial officer at Clarus Corporation, a procurement solutions provider. Prior to working at Clarus Corporation, Mr. McDevitt held numerous financial and management positions since August 1997 with Geac Enterprise Solutions.

      Bertrand Sciard has been Geac’s Managing Director, Geac Enterprise Solutions, Europe since he joined Geac in 1999 in connection with Geac’s acquisition of JBA. Mr. Sciard served as Managing Director at JBA from 1997 to 1999. From 1994 to 1997, Mr. Sciard served as Chief Executive Officer of Presys Instruments, Inc. Prior to his work at Presys, Mr. Sciard spent 17 years at IBM where he held a variety of senior international positions, most recently Commercial Director.

      John L. Sherry, III has served as Geac’s Senior Vice President, Marketing and Strategic Alliances since February 2002. Prior to joining Geac, he served in 2001 as Senior Vice President, Marketing and Business Development for ViryaNet, a publicly held software company providing workforce management solutions for field service operations. From 1999 to 2001, Mr. Sherry served as Vice President, Marketing for Excelergy, a venture backed company providing software to the deregulating energy and utilities industries. From 1996 to 1999, he served as Executive Director of Marketing for the Kenan Systems unit of Lucent Technologies.

      Craig C. Thorburn has served as Geac’s Senior Vice President, Mergers & Acquisitions, and Corporate Secretary since December 2001. Mr. Thorburn has also been with the Toronto office of Blake, Cassels & Graydon LLP since 1985, where he became a partner in 1993 and where he continues his practice involving mergers and acquisitions, and business and regulatory law. Mr. Thorburn is also a director of Vivendi Universal Exchangeco Inc.

      James M. Travers joined Geac as Senior Vice President and President, Geac Enterprise Solutions Americas, in August 2002. Before joining Geac, Mr. Travers served from December 2000 to April 2001 as Interim President and Chief Executive Officer of Agillion, Inc., a provider of real-time customer collaboration and content management solutions. From January 1995 until it was acquired by Peregrine Systems in June 2000, Mr. Travers served in several senior management positions, most recently as President and Chief Executive Officer, with Harbinger Corporation, a provider of e-commerce solutions.

      Timothy J. Wright was appointed as Geac’s Senior Vice President, Chief Technology Officer and Chief Information Officer in January 2003. Prior to joining Geac, Mr. Wright served for just over three years as Senior Vice President, Chief Technology Officer and Chief Information Officer at Terra Lycos, a major provider of Internet access and content to several million subscribers worldwide. Prior to working at Terra Lycos, Mr. Wright spent seven years at The Learning Company, a major provider of consumer and education software, until it was acquired by Mattel in mid-1999.

      Thomas I. A. Allen, Q.C. was first elected to Geac’s board of directors in September 1999. He is the Chairman of the Accounting Standards Oversight Council of Canada and is a member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada. Mr. Allen has been a partner at the law firm of Ogilvy Renault since October 1996. Mr. Allen is a director of the following public corporations: Bema Gold Corporation, YM Biosciences Inc., Middlefield Bancorp Limited, Mundoro Mining Inc., Acacia Capital Corporation, Asia Broadband, Inc. and Unisphere Waste Conversion Limited.

      David Friend has been one of Geac’s directors since October 2001. Mr. Friend is the Chairman of Sonexis, Inc., a telecommunications software and platform provider, a company he founded in June 1999. Prior to founding Sonexis, he was the Chairman and co-founder of FaxNet Corporation, a supplier of messaging services to the telecommunications industry, where he served from January 1995 to May 1999. Prior to founding FaxNet, Mr. Friend founded Pilot Software, Inc., a software company based in Cambridge, Massachusetts, where he served from November 1983 to November 1994. Mr. Friend is an active venture investor and serves on the board of directors of HealthGate Data Systems, Inc.

      C. Kent Jespersen was first elected to Geac’s board of directors in October 2001. Mr. Jespersen has been the Chairman of La Jolla Resources International Ltd., an international business advisory and investment company, since 1998. From 1994 to 1998, Mr. Jespersen held the positions of President of NOVA Gas International Ltd., President and Chief Executive Officer Elect of NOVA Energy Services, President of NOVA Gas Services Ltd., and Senior Vice President, Corporate Development of NOVA Corporation. Mr. Jespersen currently serves as the Chairman of the board of directors of CCR Technologies Ltd. and is Chairman Emeritus of Institute of the Americas of La Jolla, California. He also serves as a director of Telesystems International Wireless Inc., BPO Properties Ltd., Axia NetMedia Corporation, Bow Valley Energy Ltd., Matrikon, Inc., Ryan Energy Ltd. and Inventronics, Inc.

      Pierre MacDonald was first elected to Geac’s board of directors in September 1999. Since March 1995, Mr. MacDonald has served as Chairman and Chief Executive Officer of MacD Consult Inc., a group of consultants in international finance and marketing. Since May 2000, Mr. MacDonald has served as the Vice-Chairman of the board of directors of the Export Development Corporation, a Crown corporation that operates as a financial institution devoted exclusively to providing trade finance services in support of Canadian exporters and investors in up to 200 countries. Mr. MacDonald began serving as a director of Export Development Corporation in August 1995.

      Michael D. Marvin was appointed to Geac’s board of directors in August 2001. Mr. Marvin is the founder and Chairman Emeritus of MapInfo Corporation, a software technology company specializing in location based solutions and services that help businesses better understand their customers and markets. Mr. Marvin was the Chairman of MapInfo from 1992 until January 2001.

      William G. Nelson was first elected to Geac’s board of directors in September 1988. He served as Chairman of Geac’s board of directors from June 1996 to October 2000, and as Geac’s President and Chief Executive Officer from September 1996 to April 1999. Mr. Nelson has served as Chief Executive Officer of Clarendon Capital Inc., an investment banking and consulting firm, since June 1995. Mr. Nelson has been the Chairman of the board of directors of Harris Business Group, Inc. since 1990 and the Chairman of the board of directors of Repository Technologies Inc., a computer software company, since 1999. Mr. Nelson is also a director of Manugistics Group, Inc., a provider of intelligent supply chain optimization solutions for enterprises and evolving eBusiness trading networks, HealthGate Data Corp., a provider of eHealth Internet solutions for hospitals and healthcare enterprises, and Catalyst International Inc., a global provider of software and services for warehouse management.

      Robert L. Sillcox was appointed to Geac’s board of directors in August 2001. Mr. Sillcox is the Chairman of Quant Investment Strategies Inc., an investment firm specializing in providing quantitative investment strategies to institutions. He has held this position since he co-founded the firm in 1998. Mr. Sillcox is currently also a director of a Canadian chartered bank, Glenmount International, L.P.I., an industrial technology private equity partnership, and Helpcaster Technologies Inc., a software technology company.

Executive Compensation

      The following table sets out information concerning the compensation earned from Geac and any of Geac’s subsidiaries for the fiscal years ended April 30, 2002, 2001 and 2000 by Geac’s Chief Executive Officer, former Chief Executive Officer and Geac’s other four most highly compensated executive officers for the fiscal year ended April 30, 2002 (collectively, the “Named Executive Officers”).

      Excluded from reference are perquisites and other personal benefits which do not exceed the lesser of CDN$50,000 or 10% of the total of the annual salary and bonus for any of the Named Executive Officers. Where compensation was paid other than in Canadian dollars during a fiscal year, the amount has been converted to Canadian dollars at the average exchange rate prevalent during that fiscal year.

Summary Compensation Table

					Long-term
					compensation

					Awards

		Annual compensation			Securities
	Fiscal				underlying	All other
Name and principal position	Year	Salary($)	Bonus($)		options(#)	compensation

	(Canadian dollars)
Paul D. Birch(1)	2002	$413,980	$320,031		1,000,000	—
President and Chief Executive Officer;	2001	—	—		—	—
President, Geac Enterprise Solutions,	2000	—	—		—	—
Americas
John E. Caldwell(2)	2002	$542,299	$2,715,580	(3)	—	—
Former President and Chief Executive	2001	300,613	—		100,000	—
Officer	2000	—	—		—	—
Arthur Gitajn	2002	$262,226	$259,356		100,000	—
Chief Financial Officer	2001	196,482	—		35,000	—
	2000	187,999	44,091		—	—
Michael Harris(4)	2002	$325,000	$104,000		100,000	—
Former President, Industry Specific	2001	300,000	—		225,000	—
Applications	2000	219,109	128,000		75,000	—
Graeme Riley(5)	2002	$243,090	$545,322	(6)	50,000	—
Former Managing Director, Geac	2001	227,782	$49,698		35,000	—
Enterprise Solutions, Asia Pacific	2000	145,377	$26,839		95,000	$9,160	(7)
Bertrand Sciard	2002	$397,145	$1,277,502	(8)	125,000	—
Managing Director, Geac Enterprise	2001	369,957	—		135,000	$29,368	(9)
Solutions, Europe	2000	365,994	197,823		135,000	385,291	(10)

(1)	Mr. Birch joined Geac on September 12, 2000 as a member of the Board of Directors. On May 30, 2001, Mr. Birch was appointed Chief Operating Officer and Chief Financial Officer of Geac. On December 5, 2001, Mr. Birch was appointed President and Chief Executive Officer of Geac. The options set forth above do not include 40,000 options granted to Mr. Birch on September 25, 2000 in connection with his appointment as a Director of Geac and prior to his appointment as an executive Officer of Geac. Mr. Birch ceased to be President, Geac Enterprise Solutions, Americas on August 6, 2002 when Mr. James M. Travers was appointed to this position.

(2)	Mr. Caldwell joined Geac on October 2, 2000 as a member of the Board of Directors. On November 3, 2000, Mr. Caldwell was appointed as the interim President and Chief Executive Officer of Geac. On December 8, 2000, Mr. Caldwell was appointed as the President and Chief Executive Officer of Geac. On December 4, 2001, Mr. Caldwell resigned as President, Chief Executive Officer and Director of Geac. Pursuant to his employment agreement with Geac, Mr. Caldwell’s salary will continue to be paid until October 19, 2002.

(3)	Consists of a one-time bonus which was payable to Mr. Caldwell pursuant to his employment agreement, provided that his employment by Geac had not been terminated voluntarily by him prior to November 1, 2001 or by Geac for just cause prior to January 15, 2002.

(4)	Mr. Harris’s employment with Geac terminated on June 18, 2002.

(5)	Mr. Riley’s employment with Geac terminated on November 30, 2002.

(6)	During the fiscal year ended April 30, 2002, the financial performance benchmark on which Mr. Riley’s bonus was based improved from a significant loss to a significant gain over the previous fiscal year, resulting under the formula in the bonus amount.

(7)	This amount represents payment for accrued vacation.

(8)	During the fiscal year ended April 30, 2002, the financial performance benchmark on which Mr. Sciard’s bonus was based improved by approximately 535% over the previous fiscal year, resulting under the formula in the bonus amount.

(9)	This amount represents payment for accrued vacation.

(10)	This is the amount realized by Mr. Sciard on the exercise of stock options granted by JBA Holdings Plc prior to its acquisition by Geac.

Employment Agreements

      Geac entered into an employment agreement with Charles S. Jones, Chairman of the Board of Geac, dated December 4, 2001. Pursuant to the agreement, Mr. Jones receives a salary of US$250,000, subject to annual review, plus a bonus determined at the discretion of Geac’s board of directors based upon Geac’s financial performance. The agreement provides that if Geac terminates his employment without cause, Mr. Jones is entitled to vesting of unvested options and to severance payments. In the event of a change of control and a change affecting employment (defined to include any change reducing annual compensation or the nature of status of employment) within 12 months of a change of control, Mr. Jones may resign and is then entitled to severance as described above.

      Geac entered into employment agreements with Paul Birch as Chief Operating Officer and as President of Geac Enterprise Solutions, Inc. These agreements were not changed when Mr. Birch was appointed President and Chief Executive Officer of Geac other than to increase the aggregate salary from US$300,000 to US$350,000. The agreement with Mr. Birch as Geac’s Chief Operating Officer provides for a salary of US$50,000 with a target bonus of US$25,000, subject to Geac’s achievement of a specified level of EBITDA, which Geac defines as earnings before interest, taxes, depreciation and amortization and before net restructuring charges and other unusual items and discontinued operations. The agreement with Mr. Birch as President of Geac Enterprise Solutions Inc. provides for a salary of US$300,000 and a target bonus of up to US$225,000, subject to Geac’s achievement of a specified EBITDA threshold. In the event that Mr. Birch’s employment with Geac Enterprise Solutions or with Geac is terminated without cause, he is entitled to receive a lump sum termination payment in an amount equal to the applicable base salary, plus either the average of the bonuses paid or payable to him with respect to each of the three preceding years or, if he has been employed for fewer than three years, the average of the bonuses paid with respect to each of the years in which he has worked for Geac Enterprise Solutions or for Geac, as applicable. In the event of a change of control and a change affecting employment within 12 months of a change of control, Mr. Birch may resign and is then entitled to severance equal to the termination payment. On August 6, 2002, Mr. Birch ceased to be President of Geac Enterprise Solutions, when James M. Travers was appointed to that position. This change in his responsibilities will not result in the payment of any severance benefits under the foregoing agreements.

      Geac entered into an employment agreement with Arthur Gitajn setting forth his remuneration. Mr. Gitajn receives an annual base salary of CDN$225,000 and a target performance-based bonus of 35% of base salary, based on Geac’s EBITDA. This agreement was amended upon Mr. Gitajn’s appointment as Chief Financial Officer of Geac to provide for an annual salary of CDN$137,500 plus US$91,667 and a target performance-based bonus of 40% of base salary for the first half of fiscal 2002 and 80% of base salary for the second half of fiscal 2002, based on Geac’s EBITDA. In the event that Mr. Gitajn’s employment is terminated without cause, he is entitled to receive a lump sum payment equal to 100% of his salary and bonus. In the event of a change of control and a change affecting employment within 12 months of a change of control, Mr. Gitajn may resign and is then entitled to severance equal to 125% of his salary and bonus.

      Geac entered into various letter agreements with Mr. Riley, its former Managing Director, Geac Enterprise Solutions, Asia Pacific, whose employment with Geac terminated on November 30, 2002. Under those agreements, Mr. Riley was entitled to a salary of AUS$300,000 and a target performance-based bonus. The bonus payments were based on specified performance thresholds and were calculated as a percentage of base salary, ranging from a 50% bonus upon achievement of 90% of the performance target to a 250% bonus upon achievement of 115% of the performance targets; provided, however, that there is no cap on the 2002 bonus. Upon the termination of Mr. Riley’s employment, he became entitled to a lump sum payment equal to 100% of his current base salary.

      Geac has entered into an employment agreement with Mr. Sciard setting forth his remuneration, including salary, annual performance bonus, stock options, vacation entitlement and car allowance. Mr. Sciard receives an annual salary of 1,820,000 French francs with a target performance-based bonus. If Mr. Sciard’s employment is terminated by Geac without cause, or in the event of a change of control or a change affecting employment, Mr. Sciard is entitled to a severance payment equal to eighteen months of his salary plus an amount equivalent to the bonus received in the previous year.

Other Related Party Transactions

      On June 29, 2001, as part of a larger offering of 10,000,000 special warrants by Geac at CDN$2.00 per special warrant, Paul Birch, who is Geac’s President and Chief Executive Officer and a director of Geac, purchased 250,000 special warrants and William G. Nelson, also a director, purchased 1,000,000 special warrants. These purchases were made on the same terms as those made by arms-length purchasers in the same offering. Each special warrant entitled the holder thereof to acquire one common share and one half of one common share purchase warrant at no additional cost. On August 1, 2001, Geac issued 10,000,000 common shares and 5,000,000 purchase warrants upon the automatic exercise of the special warrants, of which 250,000 common shares and 125,000 common share purchase warrants were issued to Mr. Birch and 1,000,000 common shares and 500,000 common share purchase warrants were issued to Mr. Nelson. Each purchase warrant entitles the holder to purchase one common share at any time up to and including December 30, 2002 at CDN$2.75 per share subject to certain adjustments.

      Thomas Allen, one of Geac’s directors, is a partner of Ogilvy Renault, a law firm which provides legal services to Geac at the firm’s normal rates. Geac paid Ogilvy Renault a total of CDN$2,784 in fiscal 2000, CDN$392,701 in fiscal 2001 and CDN$131,083 in fiscal 2002 for legal services.

      Craig Thorburn, Geac’s Senior Vice President, Mergers & Acquisitions, and Corporate Secretary, is a partner of Blake, Cassels & Graydon LLP, a law firm which provides legal services to Geac at the firm’s customary rates. Geac paid Blake, Cassels & Graydon LLP nothing in fiscal 2000, CDN$24,328 in fiscal 2001 and CDN$1,686,458 in fiscal 2002 for legal services, inclusive of taxes.

      Charles Jones, Chairman of the Board of Geac, is the Chairman of First Funding Corporation, which provides administrative services to Mr. Jones in his capacity as Geac’s Chairman. First Funding Corporation was compensated for such administrative services at a rate of US$3,000 per month from November 1, 2000 to December 1, 2001.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT OF GEAC

      The following table provides information about the beneficial ownership of Geac’s common shares as of December 13, 2002 by:

•	each person known by Geac to own beneficially more than five percent of Geac’s common shares;

•	each of Geac’s directors;

•	each of Geac’s named executive officers who will continue to serve in that capacity after the merger; and

•	all of Geac’s current executive officers and directors as a group.

      Beneficial ownership includes any shares for which a person has sole or shared voting power or investment power and any shares of which the person has the right to acquire beneficial ownership within 60 days after December 13, 2002 through the exercise of any option or otherwise. All shares included in the “Right to acquire” column represent shares subject to outstanding stock options exercisable within 60 days after December 13, 2002. Except as noted below, Geac believes that the persons named in the table have sole voting and investment power with respect to the shares of common stock set forth opposite their names. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. Percentage of beneficial ownership is based on 78,704,942 common shares outstanding as of December 13, 2002. The information as to each person has been furnished by such person.

	Number of shares beneficially owned
				Percent
	Outstanding	Right to	Total	beneficially
Name	shares	acquire	number	owned

Charles S. Jones	22,240	646,000	668,240	0.8%
Paul D. Birch	300,000	405,000	705,000	0.9%
Arthur Gitajn	7,010	62,500	69,510	0.1%
Bertrand Sciard	—	233,750	233,750	0.3%
Thomas I.A. Allen, Q.C.	—	75,000	75,000	0.1%
David Friend	10,000	20,000	30,000	*
C. Kent Jespersen	1,580	20,000	21,580	*
Pierre MacDonald	1,950	75,000	76,950	0.1%
Michael D. Marvin	60,000	20,000	80,000	0.1%
William G. Nelson	1,300,000	1,104,000	2,404,000	3.0%
Robert L. Sillcox	5,000	20,000	25,000	*
All directors and executive officers as a group (18 persons)	1,735,393	2,746,500	4,481,893	5.5%

*	Less than 0.1%.

EXTENSITY BUSINESS

Overview of Extensity

      Extensity provides a financial employee relationship management solution for the automation of employee-based financial processes. Extensity’s suite of software applications allow employees to plan business travel, file expense reports, request and approve indirect purchases, and capture time for project and payroll management. At the same time, the application enforces business policy and the use of preferred vendors. Extensity also provides reporting and analytics that leverage the collected data for vendor negotiation, policy control, and improved employee and resource utilization. A major portion of corporate spending is widely dispersed amongst employees making purchases as part of their day-to-day responsibilities. By automating these complex business processes through the use of Extensity’s suite, companies can benefit from the centralized control of employee-initiated corporate spending.

      Extensity’s applications are available as licensed software or as a hosted solution. Regardless of a customer’s choice of deployment, Extensity integrates with enterprise resource planning applications and other information technology systems. Furthermore, Extensity’s software architecture allows its applications to be accessed by all employees through any computer with a web browser connected to the Internet. The Extensity software may also be accessed from a computer, such as a laptop, temporarily disconnected from the network.

      Extensity’s customers include Allianz, A.T. Kearney, Aventis, Cisco Systems, Merck and Office Depot. Extensity targets Global 2000 corporations who are seeking to realize cost savings through automation. Extensity’s mission is to save customers money by automating all employee-based financial processes in a single, consolidated solution that provides efficiency, control, and effectiveness through analytics.

Extensity Products and Services

Integrated Suite for Employee Relationship Management

      Extensity provides an employee relationship management solution for the automation of employee-based financial processes. Extensity’s application suite currently includes Extensity Expense Reports, Extensity Travel Plans, Extensity Timesheets and Extensity Procurement. In addition, the suite includes a system administration tool designed for use by business professionals, rather than information technology staff, and an optional reporting and analysis module.

      All applications are launched within a universal interface called Extensity Connect. This gateway to the Extensity suite provides an inbox summary, access to all Extensity applications, personal reports on items such as unattached credit card transactions, and links to external content and services, such as online travel booking or product catalogs. All Extensity applications share a consistent and easy-to-use, browser-based graphical user interface. The applications also share a common underlying technology architecture and a common data model, which allows them to work together and share information. In addition, Extensity’s applications are universally accessible, allowing employees to work anywhere through a computer with a web browser connected to the Internet or a computer temporarily disconnected from the network.

      Extensity’s application suite provides comprehensive data regarding spending, suppliers, policy violations and resource utilization. Extensity offers a business intelligence solution that transforms its data into valuable information for proactive business management. By consolidating data from Extensity’s expense reporting, travel, procurement and time capture modules into its central reporting database, Extensity’s analytics solution can measure and analyze all employee-initiated corporate spending.

Extensity Expense Reports

      Extensity Expense Reports is a full-featured application providing automation of the entire expense reporting process. Extensity Expense Reports brings accuracy, efficiency and control to this process. Using

Extensity Expense Reports, employees, whether operating as a remote, off-line or local user, can quickly and easily create an expense report. This process is expedited and made more accurate through the use of online credit card data for automatic data entry. Compliance to business policy is checked as users create the expense reports. Compliant reports can be automatically approved so only noncompliant reports are routed to managers for approval. In reviewing noncompliant reports, managers need only focus on highlighted exceptions.

      Similarly, the accounting team spends less time re-keying data and auditing expense reports and more time analyzing travel and entertainment expense data for increased cost-savings. Employees can receive reimbursement rapidly through seamless integration with the organization’s financial, payroll and human resources systems.

Extensity Procurement

      Extensity Procurement automates and optimizes the requisitioning of nonproduction goods and services while enforcing a company’s procurement policies. Through Extensity Procurement, employees can access their company’s own purchasing catalog, or “punch out” to partner sites. The application is designed to minimize rogue purchasing and to ensure usage of preferred vendors for volume discounts. Corporate expenditure policies are automatically applied, approvals are accelerated and employees can have their orders fulfilled in a fraction of the time required for paper-based procurement. Extensity Procurement centrally captures key purchasing information that can be analyzed to continually evaluate and improve the procurement processes for further optimization and savings. Through automation, Extensity Procurement significantly reduces time-consuming administrative tasks, freeing purchasing professionals to focus on more strategic activities such as reducing redundant sources, selecting better vendors and negotiating contracts.

Extensity Timesheets

      Extensity Timesheets enables quick and accurate time capture for both project management and payroll automation. Timesheets allows employees to capture their hours and paid time off efficiently and accurately so managers and payroll professionals can focus on more strategic activities, as opposed to gathering, entering or verifying employee time data. For professional services organizations that bill clients, Extensity Timesheets streamlines processes to ensure timely and accurate client billing, which helps companies reduce write-offs and enhance cash flow. Users can quickly identify charge codes with an easy-to-use project code chooser. Extensity Timesheets centralizes time information so project managers can leverage critical data to evaluate project profitability, as well as employee/resource utilization. For organizations with large numbers of non-exempt employees, Extensity can be used to automatically calculate overtime and feed that information to the payroll system with no need for additional data entry. In addition, all companies can benefit from Extensity Timesheets’ ability to capture employee paid time off, eliminating payroll data entry and increasing the accuracy of paid time off reporting. Extensity Timesheets integrates with existing financial systems, as well as with Extensity Expense Reports and Extensity Procurement to ensure accurate pictures of project performance, bill-back to clients, and total employee and departmental spending.

Extensity Travel Plans

      Extensity Travel Plans automates the planning, approval and procurement process for corporate travel. The application enables users to plan and book business travel through a streamlined method that enforces corporate travel policies before travel expenses are incurred. Extensity Travel Plans provides an immediate link to information and resources needed by a business traveler, such as corporate travel policies, online booking systems and general travel information resources. Managers can easily review travel plans, as corporate travel policies are enforced at the trip-planning stage. Extensity Travel Plans can be seamlessly integrated with Extensity Expense Reports for an end-to-end business travel solution. Working in tandem, Extensity Expense Reports and Extensity Travel Plans offer an efficient and accurate travel management system. Together, the two applications provide a seamless flow of information, from pre-trip planning to post-trip expense reimbursement and give managers a comprehensive view of projected and actual costs for variance analysis.

Extensity System Administrator Tool

      The Extensity System Administration Tool is an application designed to allow the business users within an organization to maintain the Extensity suite, minimizing reliance on the internal information technology staff or outside consultants. The interface is graphical and easy to use. Single or multiple administrators can be created for various departments, groups or functional areas. All systems changes are recorded in an audit log for further security.

Extensity Business Intelligence

      Extensity’s applications capture a wide range of corporate and employee data, with far more detail than is typically contained in a financial system of record. Extensity’s business intelligence strategy is two-fold: real-time reporting accessible to all users and business intelligence tools for business analysts. Through Extensity’s Extensity Connect interface, its users can access reporting on everyday items such as unattached credit card transactions or delinquent or unapproved timesheets. For business analysis, Extensity has partnered with Business Objects, a respected leader in business intelligence, to provide world-class business intelligence. With these choices, Extensity provides organizations with comprehensive analytics that transform its data into valuable information for vendor negotiation, policy compliance and enforcement, and proactive business management.

Services

      Extensity offers customers a comprehensive selection of implementation services, support and training. Extensity’s professional services organization consisted of 48 professionals as of December 31, 2002.

Implementation

      Implementation typically requires tailoring of business rules, configuration of workflow, integration of customer data, and integration with one or more financial systems, a human resources system and an external corporate credit card system. Extensity provides a highly configurable solution, and customers can choose from a range of services, including its Extensity Advantage Best-Practices Implementation. Extensity Advantage delivers a targeted 90-day implementation utilizing Extensity’s experience working with global customers to configure a solution that can be delivered quickly and inexpensively, without sacrificing functionality or control. Implementations are performed by Extensity’s professional services organization or a system integrator partner and are typically billed based on a daily rate.

Customer Support and Maintenance

      Extensity provides support and maintenance services for each customer to whom it licenses an application. Extensity offers three different support options for its workforce management applications, so customers can choose the level of support that best fits their business needs and resources. Extensity has named its three support levels, Operations Support, Enterprise Support, and Mission Critical Support. Support and maintenance contracts are required for one year and can be renewed by the customer thereafter. Extensity’s customer support staff provides timely and accurate resolution of customer inquiries and is available via telephone, e-mail and fax. Extensity also provides Extensity eSupport, a self-service Internet support option. Customers who choose Mission Critical Support, Extensity’s most comprehensive support level, receive support services 24 hours per day, seven days per week.

Training

      Extensity offers a comprehensive set of training and learning tools. The training curriculum covers application features for all users, prepares company trainers to redeliver the training, and teaches the application administrators — accounting personnel, help desk staff and implementation teams — how to modify the dynamic aspects of the applications. Training is conducted at Extensity’s training facilities, the customer site or via Web broadcast. Extensity also offers Web-based reference tools, which can be used for self-paced training.

Technology

      Extensity’s applications are fully standards-based, designed for the Internet and built upon an underlying architecture that is written in Java. Extensity’s applications run on standard Web browsers and servers and support leading relational database management systems, including Oracle, Sybase, Microsoft SQL Server and IBM DB2. The multi-tier architecture connects browser-based applications to application servers and to the database through a corporate local area network, wide area network, intranet or secure Internet connection. Extensity’s technology performs messaging between clients and the application engine in real time over transmission control protocol/ internet protocol (TCP/IP), the suite of communications protocols used to connect hosts on the Internet, and makes database connections via standard Java database drivers. Extensity’s applications are inherently scalable, due to its multi-tier architecture employing thin clients, multi-threaded application servers and relational databases. In addition, Extensity’s Java-based architecture enables it to operate across multiple platforms within an organization, including Windows 95, 98 or NT, Macintosh, Solaris and Palm operating systems. Extensity’s most recent release, Extensity 6, includes many technological advances, including moving to Java 2, the utilization of Java WebStart, and the addition of Connect portlets. Java 2 allows Extensity to make great strides in scalability and usability, while JavaWebStart will enable Extensity applications to run independent of a browser and enable automatic updates to be pushed to the user seamlessly upon each connection with the server. New portlets, available through Extensity’s Connect HTML interface, allow for access to real-time reports on user specific data, such as unattached credit cards.

The Extensity Architecture

      Building on a standards-based foundation, Extensity has designed a component-based application infrastructure composed of readily configurable business rules, a workflow system and advanced data management capabilities. Each of these core elements plays a crucial role in deploying enterprise-wide solutions that can model a company’s unique policies and processes, manage key business functions and scale to meet the needs of an organization of any size.

Business Rules System

      Extensity’s business rules system allows each of its applications to be configured so that companies can effectively monitor their processes and policies. This system is also flexible and can be edited and modified as a company’s processes and policies evolve. Employees are presented with appropriate warnings, explanations and message prompts to guide data entry and encourage conformance with corporate policies. The business rules dramatically reduce reworking of procedures, track and resolve policy exceptions online and eliminate re-keying of data into back-end systems. The business rules system permits management by exception, in which items requiring managerial attention are automatically highlighted so that managers need not review items that are clearly in compliance with established business rules.

Workflow System

      Extensity’s workflow system ensures that information flows through the organization in a timely, secure and efficient manner. Robust enterprise applications require database-driven workflow, rather than e-mail-based messaging, to provide increased security and reliability, data and transaction integrity, real-time availability, optimization for high performance and usage reporting. Workflow processes can be configured to reflect the unique process flow of documents and business processes in any organization. Extensity’s applications also permit e-mail notification to users as to status of a procedure or of events requiring attention, alteration and action. For example, after an employee has submitted an expense report, the system can notify him or her where the document is in the approval and reimbursement cycle. Similarly, an e-mail notification can alert a manager of a document that requires attention.

Advanced Data Management

      Data management ensures that all Extensity applications can be customized and extended to add, delete or modify buttons, type-in fields or other controls on an application’s user interface, in each case as required by a customer’s unique business objectives. New functionality can also be assigned to existing controls, or new controls, with little application modification and minimal programming. Extensity’s application suite can integrate with enterprise systems such as enterprise resource planning systems and other financial, human resources (for user information and organizational structure) and project accounting systems as well as corporate credit card data feeds. These interfaces allow for the automatic exchange of data between Extensity’s system and other enterprise systems and for the downloading of data managed by these enterprise systems into Extensity’s application suite.

Strategic Relationships

      To rapidly deliver a comprehensive, robust solution to its customers, Extensity has established strategic relationships with companies that provide travel management and finance capabilities, as well as, implementation services providers, resellers and e-business infrastructure providers.

Travel management

      Extensity has established relationships with key partners in the travel management market, creating solutions for employee focused end-to-end travel management.

Amadeus/e-Travel. In October 2001, Extensity entered into an agreement with Amadeus and e-Travel, an Amadeus company, to jointly market Extensity’s travel management solutions.

GetThere.com. GetThere’s online booking solution is a key integrated component in the Extensity Travel Plans application. As a leader in business-to-business online booking, GetThere.com provides airline, hotel and car rental bookings for Extensity’s customers.

McCord Travel Management. By including Extensity Travel Plans and Expense Reports as part of the travel solution, McCord’s travel agents can concentrate on travel planning and booking rather than lengthy trip approval and reimbursement processes.

Rosenbluth International. Rosenbluth International continues to develop innovative business applications and integrated systems, which enable it to provide highly personalized service to its clients. By integrating with Extensity Expense Reports, Rosenbluth provides and supports an innovative, flexible travel and expense management solution that adapts well to clients’ internal accounting procedures.

Worldspan. As more and more companies reevaluate their traditional travel and expense processes, Worldspan and Extensity provide an automated travel management and expense reporting solution to significantly save time and processing costs.

World Travel Partners/ BTI. This company’s services span the globe through more than 1,200 offices in North America and the 2,800 locations of Business Travel International, a joint venture of more than 50 travel management companies operating in over 60 countries. Through their agreement, Extensity and World Travel Partners can offer a comprehensive business travel management solution.

Finance and Credit Card Relationships

      Extensity Expense Reports accepts American Express, Diners Club, Visa and Master Card corporate card data feeds, allowing business travelers to select charges to automatically populate their expense reports. In the procurement card market, Extensity works with Visa to integrate its applications suite with the Visa procurement card. American Express Purchasing Card data also feeds directly into Extensity Procurement, allowing employees to directly purchase smaller-ticket items without the complicated paperwork of traditional procurement systems. Extensity’s key finance partners also include JP Morgan Chase, GE Capital and U.S. Bank.

Implementation Service Providers

      Extensity has formed partnerships with implementation services providers to both enhance its implementation capacity and expand its distribution. All of Extensity’s partners are certified under its Extensity Certified Program. To augment Extensity’s implementation services worldwide, Extensity has an additional network of certified implementation partners including Princeton Consulting and Glue Ltd in Europe.

Cap Gemini Ernst & Young. CGEY’s business solution, the “Connected Innerprise,” includes leading solutions such as Extensity’s integrated applications suite. The Connected InnerpriseSM uses Web-based technologies to connect people, processes, data and applications across the ValueWebSM. CGEY has a significant presence in North America, Europe and Asia.

Tech Span. Tech Span is a solutions company that uses its distributed consulting methodology to implement Extensity solutions.

Resellers

      Extensity has established relationships with solutions providers to resell its products.

Elite. Elite Information Systems and Extensity have entered into a strategic alliance under which Elite resells Extensity’s suite of applications. Elite provides practice management and financial software products to more than 700 customers worldwide.

Emplaza. Emplaza is a 50/50 joint venture between Terra Networks and Meta4. The joint venture has been formed to create a virtual business-to-employee marketplace, while offering a comprehensive range of interactive services and products for the management of human resources and knowledge within companies.

E-Business Infrastructure

      Extensity has established relationships with key solutions providers to deliver integrated employee relationship management solutions to Extensity’s customers. Cisco Systems has selected Extensity as one of its key solutions providers to support its workforce management effort. Extensity has an agreement with Cisco that establishes it as Cisco’s strategic Internet Business Solutions software partner and Cisco as Extensity’s strategic networking partner. This relationship includes a mutual agreement to integrate each party’s sales and marketing plans and obligates each party to review the other party’s respective architectures for possible product integration. In this initiative, Cisco has taken an active role in communicating to its customers the benefits of Extensity Expense Reports. Cisco also supports Extensity through sales assistance, customer referrals and co-marketing activities. Other e-business infrastructure partners include IBM, Microsoft, Netigy, Sun Microsystems and Sybase.

INTERPLX Technologies. INTERPLX Technologies provides corporations of all sizes with automated services to manage the processing of expense transactions related to corporate travel and procurement. These services include electronic funds transfer to employees and corporate charge cards, document collection, auditing, imaging and archiving, and related integration services.

Marketing and Sales

      Extensity focuses its marketing efforts on achieving brand recognition, market awareness and lead generation. The market for Extensity’s product suite includes Global 2000 enterprises in many industries. Extensity typically markets to the senior financial officer in an organization, such as the Chief Financial Officer or Vice President of Finance, although decisions to implement a solution such as Extensity’s are usually made by a committee with representatives from various departments including, but not limited to, IT, travel, accounts payable and human resources.

      Extensity also conducts public relations campaigns to promote market awareness of its product developments and major initiatives. Programs Extensity uses to attract customers include advertising in business and financial publications, e-newsletters, tradeshows, seminars, and direct mail. Extensity also participates in various co-marketing initiatives with strategic partners. Extensity maintains close relationships with industry analysts and frequently participate in industry conferences and events. Extensity’s website serves as another sales tool for prospective customers.

      Extensity sells its suite of products primarily through its direct sales organization operating in North America and Europe. Its North American sales force is divided into three sales regions: East, Central and West. Extensity has sales offices in Emeryville, California; Costa Mesa, California; Irving, Texas; Parsippany, New Jersey; Downer’s Grove, Illinois; Southfield, Michigan; Englewood, Colorado; and Bethesda, Maryland. Extensity’s U.S. sales organization included 13 direct sales representatives as of December 31, 2002. Field-based sales engineers and sales development staff support Extensity’s direct sales representatives. Extensity’s European offices are located in London, England. Extensity’s European sales organization includes a European general manager, one field-based engineer and two direct sales representatives.

Product Development

      Extensity has been developing and enhancing the Java-based architecture of its applications for the Internet since 1996.

      Extensity released its first application, Extensity Expense Reports, in March 1998. Extensity Expense Reports was one of the first workforce management applications to be developed specifically for the Internet. Extensity introduced Extensity Travel Plans in December 1998 and Extensity Timesheets and Extensity Procurement in July 1999. These four applications comprise Extensity’s suite of employee relationship management applications. In March 2000, Extensity launched Extensity Connect, an HTML interface to its applications plus Internet content and commerce and integrated reporting functionality.

      As of December 31, 2002, Extensity’s engineering organization consists of 46 employees and is grouped according to the following areas of focus: product development, core technology, release engineering, mobile engineering, architecture, tools development, quality assurance and technical documentation. Each group within Extensity’s engineering organization regularly shares resources and collaborates with other groups on code development, quality assurance and documentation. Extensity’s engineering organization includes a number of key individuals that have developed Internet applications and services and have extensive experience with Java-based application development. Extensity believes that a technically skilled and experienced engineering organization is a key factor in the market acceptance of its applications and, accordingly, Extensity plans to continue to make significant investments in its engineering organization and efforts to promote the success of its products.

      To date, Extensity has made significant investments in its technology architecture and applications, and Extensity believes they provide it with a significant competitive advantage. Extensity’s research and development expenses, excluding amortization of non-cash stock based compensation, totaled US$11.9 million in 2001, US$13.3 million in 2000, US$7.1 million in 1999 and US$4.4 million in 1998. Extensity intends to maintain its competitive advantage by continuing to focus on and refine its development efforts. Extensity’s engineering organization employs a defined product development methodology to each application, which includes technology and architectural roadmaps, product planning, requirement specifications, prototyping, design specifications, code review, identified program review points and beta testing.

      To implement Extensity’s business strategy successfully, it must provide software applications and related services that meet the demands of its customers and prospective customers. Extensity expects that competitive factors will create a continuing need for it to improve and add to its suite of software solutions. Extensity will have to expend significant funds on engineering and other resources to continue to improve its suite of applications, and to properly anticipate and respond to consumer preferences and demands. As organizations’ needs change with respect to their enterprise applications, Extensity’s existing suite of software applications may require modifications or improvements. The addition of new products and services will also require that Extensity continues to improve the technology underlying its applications.

Competition

      The market for Internet-based employee relationship management applications is intensely competitive. The key competitive factors affecting this market include a significant base of reference customers, the breadth and depth of products and product features, the quality and performance of Extensity’s products, the core technology underlying its applications, a high level of customer service and the ability to implement its solutions rapidly. With respect to these factors, Extensity believes that its employee relationship management applications compete favorably.

      Extensity’s competitors in this market vary in size and in the scope and breadth of the products and services they offer. Companies offering one or more products that compete directly with Extensity’s products include Ariba, Concur Technologies, IBM, Oracle Corporation, PeopleSoft Corporation and SAP Corporation. Extensity also expects future competition from other established and emerging companies.

Employees

      As of December 31, 2002, Extensity had a total of 163 employees, including 46 in research and development, 44 in sales, marketing and business development, 48 in professional services and 25 in finance and administration.

      None of Extensity’s employees are subject to a collective bargaining agreement and Extensity believe its relationship with its employees is good.

EXTENSITY MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The discussion in this proxy statement/prospectus contains forward-looking statements concerning Extensity that involve risks and uncertainties. Extensity’s actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section and in the “Risk Factors” section included in this proxy statement/prospectus.

Overview

      Extensity was formed in November 1995 and introduced its first commercial product for general availability in March 1998. During this period, Extensity’s operating activities consisted of the design and development of its product architecture and its first application, the building of its corporate infrastructure, and the development of its professional services and customer support organizations. Extensity’s first application, Extensity Expense Reports, was released for general availability in March 1998. Extensity released Extensity Travel Plans in December 1998 and Extensity Timesheets and Extensity Purchase Reqs in July 1999. Extensity Connect, Extensity’s portalized application front end, role-based reporting tool, and content and commerce gateway was released in March 2000. Extensity introduced the newest version of its suite of products, Extensity 6.0, in June 2002.

      Extensity generates revenue principally from licensing its applications and providing related services, including product installation, maintenance and support, consulting and training. Extensity licenses its applications individually or as an integrated suite of products. The pricing of Extensity’s software and services fluctuates on a per transaction basis depending on various factors, such as the number of seats covered by a contract and the degree of customization requested by the particular customer. The amount of revenue associated with Extensity’s contracts depend on the number of users and applications being used and the professional services requested. In the third quarter of 2001, Extensity began recognizing revenue from its hosted offering. Under this offering, customers pay a monthly usage fee based on the number of users and a one-time set-up fee to access the application on Extensity’s servers.

      Extensity promotes and sells its software products through its direct sales force and through indirect channels, including Elite Information Group and Emplaza, S.A., a joint venture between Terra Networks and Meta4. Extensity also has marketing referral arrangements in place with Cisco Systems, IBM, US Bank, Amadeus/eTravel, Rosenbluth Travel, WebEx, Digital Think, Visa, GetThere.com, and Pro Act Technologies.

      For the twelve months ended December 31, 2001 and 2000 revenues derived from these international operations represented approximately 10% and 11%, respectively, of total revenues and approximately 11% for the nine months ended September 30, 2002 and 22% for the nine months ended September 30, 2001. In 1999, all of Extensity’s revenues were derived from U.S. customers.

Critical Accounting Policies

      Extensity’s critical and significant accounting policies are more fully described in Note 2 to Extensity’s consolidated financial statements. Certain of Extensity’s accounting policies are particularly important to an understanding of its financial position and results of operations. Application of many of these policies requires Extensity’s management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosures.

      In general, these estimates or judgments are based on the historical experience of Extensity’s management, prevailing industry trends, information provided by Extensity’s customers and information available from other outside sources, each as appropriate. Actual results may differ from these estimates under different conditions. Extensity’s critical accounting policies include:

     Revenue Recognition:

      Revenues are derived from software licenses and related services, which include implementation and integration, technical support, training and consulting. For contracts with multiple elements, and for which vendor-specific objective evidence of fair value for the undelivered elements exists, revenue is recognized for the delivered elements based upon the residual contract value as prescribed by Statement of Position No. 98-9, “Modification of SOP No. 97-2 with Respect to Certain Transactions.”

      Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Arrangements for which the fees are not deemed fixed or determinable are recognized in the period they become due.

      Services revenue primarily comprises revenue from consulting fees, maintenance contracts and training. Services revenue from consulting and training is recognized as the service is performed.

      Maintenance contracts include the right to unspecified upgrades and ongoing support. Maintenance revenue is deferred and recognized on a straight-line basis as services revenue over the life of the related contract, which is typically one year.

      In the event Extensity enters into a contract involving significant implementation, customization or services which are essential to the functionality of the software, license and service revenues are recognized over the period of each engagement, using the percentage-of-completion method. Labor hours incurred is used as the measure of progress towards completion. Revenue for these arrangements is classified as license revenue and services revenue based upon Extensity’s estimates of fair value for each element and recognizes the revenue based on the percentage-of-completion ratio for the arrangement. A provision for estimated losses on engagements is made in the period in which the loss becomes probable and can be reasonably estimated.

      Extensity has entered into agreements under which value added resellers receive unspecified future products during the terms of the arrangements (typically two years) in consideration for upfront non-refundable fees. Consistent with the provisions of SOP 97-2, Extensity recognizes such fees ratably, on a subscription basis, over the terms of the arrangements.

      Extensity has accumulated relevant information from contracts to use in determining the availability of vendor-specific objective evidence and believes that such information complies with the criteria established in Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”) as follows:

•	Customers are required to pay separately for annual maintenance. Future renewal rates are included as a term of the contracts. Extensity uses the renewal rate as vendor-specific objective evidence of fair value for maintenance.

•	Extensity charges standard hourly rates for consulting services based upon the nature of the services and experience of the professionals performing the services. Extensity has a history of selling services separately.

•	For training, Extensity charges standard course rates for each course based upon the duration of the course, and such courses are separately priced in contracts. Extensity has a history of selling such courses separately.

•	Customer billing occurs in accordance with contract terms. Customer advances and amounts billed to customers in excess of revenue recognized are recorded as deferred revenue.

     Bad Debt Allowance:

      Extensity bills its customers only if collectibility is reasonably assured. Extensity estimates the amount of uncollectible receivables each period and establishes an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid amounts, information about the ongoing creditworthiness of customers, and other relevant information. Estimates of uncollectible amounts are revised each period, and changes are recorded in the period they become known.

     Deferred Tax Assets:

      Extensity has provided a full valuation reserve related to its net deferred tax assets. In the future, if sufficient evidence of Extensity’s ability to generate sufficient future taxable income becomes apparent, Extensity may be required to reduce its valuation allowance. Management evaluates the realizability of the deferred tax assets and the need for a valuation allowance quarterly.

     Restructuring:

      The calculation of the estimated sublease loss reserve for vacated facilities requires that management must make estimates of potential future sublease income. Management analyzes current market conditions for real estate with the assistance of reputable commercial real estate brokers. However, future actual sublease income may materially differ from estimated amounts.

     Recent Accounting Pronouncements:

      In July of 2001, the FASB issued SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets”. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separately from goodwill. Recorded goodwill and intangibles will be evaluated against these new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement, which apply to goodwill and intangible assets acquired prior to June 30, 2001, were adopted by Extensity on January 1, 2002. The adoption of these accounting standards did not result in a significant impact on Extensity’s financial position or results of operations for any historic transactions.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 nullifies the guidance in EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring).” Under EITF Issue No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. In SFAS 146, the FASB acknowledges that an entity’s commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability and requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It also establishes that fair value is the objective for the initial measurement of the liability. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. Extensity does not expect an impact on its financial position and results of operating from the adoption of SFAS 146.

      In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (“APB 30”), “Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business.” SFAS No. 144 develops one accounting model (based on the model in SFAS No. 121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates APB 30’s requirement that discontinued operations be measured at net realizable value or that entities include under “discontinued operations” in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. Extensity does not expect the adoption of SFAS No. 144 to have a material impact on Extensity’s financial position or results of operations.

      In November 2001, the FASB Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue 01-09, “Accounting for Consideration Given to a Customer or a Reseller of the Vendor’s Products.” This issue presumes that consideration from a vendor to a customer or a reseller should not be recorded as revenue unless (1) the vendor receives an identifiable benefit in return for the consideration paid that is sufficiently separable from the sale to the customer, such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products and services in order to receive that benefit and (2) the benefit’s fair value can be reasonably estimated. This Issue is to be adopted no later than in annual or interim financial statements for periods beginning after December 15, 2001. Extensity adopted the provisions of this consensus in the fourth quarter of fiscal 2001. Such adoption had no impact on Extensity’s financial position or results of operations.

Results of Operations

      The following table sets forth certain statements of operations data in absolute United States dollars for the periods indicated. The data has been derived from the consolidated financial statements contained elsewhere in this proxy statement/ prospectus. The operating results discussed below do not include the amortization of non-cash stock based compensation. These amounts are discussed separately within this discussion.

Summary Consolidated Financial Data

				Nine Months
	Years Ended December 31,			Ended September 30,

	2001	2000	1999	2002	2001

	(United States dollars; in thousands)
Revenues:
Licenses	$20,790	$14,596	$3,750	$4,456	$16,559
Services and maintenance	14,091	10,272	3,064	9,128	10,434
Hosted	199	—	—	707	48

Total revenues	$35,080	$24,868	$6,814	$14,291	$27,041

Cost of revenues:(*)
Licenses	$1,430	$705	$195	$400	$1,092
Services and maintenance	12,960	14,235	4,758	5,988	10,360
Hosted	422	—	—	863	211

Total cost of revenues	$14,812	$14,940	$4,953	$7,251	$11,663

				Nine Months
	Years Ended December 31,			Ended September 30,

	2001	2000	1999	2002	2001

	(United States dollars; in thousands)
Operating expenses:(*)
Sales and marketing	$23,453	$26,784	$11,202	$8,841	$19,539
Research and development	11,932	13,288	7,052	5,585	9,913
General and administrative	6,756	5,136	2,810	4,291	5,340
Restructuring, impairment loss and other	6,174	—	—	2,528	6,174
In-process research and development	—	318	—	—	—
Interest income, net	$2,621	$5,111	$166	$668	$2,325
(*) Amounts exclude the amortization of non-cash stock based compensation as follows:
Cost of revenues:
Services and maintenance	$65	$677	$344	$9	$59
Operating expenses:
Sales and marketing	244	1,279	989	21	112
Research and development	76	774	1,045	13	68
General and administrative	124	1,247	1,974	21	109

	$509	$3,977	$4,352	$64	$348

Results of Operations for the Nine-Month Periods ended September 30, 2002 and 2001

Revenues

      Total revenues decreased to US$14.3 million for the nine months ended September 30, 2002 from US$27.0 million for the nine months ended September 30, 2001, a decrease of 47%. No customers accounted for more than 10% of total revenues for the nine months ended September 30, 2002.

      License Revenues. License revenue decreased to US$4.5 million for the nine months ended September 30, 2002 from US$16.6 million for the nine months ended September 30, 2001, a decrease of 73%. Approximately 70% of the decrease was attributable to a decrease in revenue recognized from Extensity’s direct sales channel and approximately 30% was attributable to a decrease in revenue recognized from Extensity’s indirect sales channel. Both channels have been impacted by the decrease in capital spending associated with the current global economic downturn. In the nine months ended September 30, 2001, US$1.9 million of license revenue was recognized through Extensity’s relationship with a reseller. In the second quarter of 2001, Extensity and the reseller jointly decided to terminate the reseller arrangement.

      Service and Maintenance Revenues. Service and maintenance revenues decreased to US$9.1 million for the nine months ended September 30, 2002 from US$10.4 million for the nine months ended September 30, 2001, a decrease of 13%. The decrease was attributable to a decrease in professional services billing opportunities resulting from a decrease in capital spending associated with current global economic conditions.

      Hosted Revenues. Extensity’s hosted revenues were US$707,000 for the nine months ended September 30, 2002. The third quarter of 2001 was the first period the Company began recognizing revenue on this offering.

Cost of Revenues

      Total cost of revenues decreased to US$7.3 million for the nine months ended September 30, 2002 from US$11.7 million for the nine months ended September 30, 2001, a decrease of 38%.

      Cost of License Revenues. Cost of license revenues consists primarily of third-party license and support fees and, to a lesser extent, costs of duplicating media and documentation and shipping. Cost of license revenue decreased to US$400,000 for the nine months ended September 30, 2002 from US$1.1 million for the nine months ended September 30, 2001. The decrease in cost was due primarily to decreased sales activity. As a percentage of license revenues, cost of license revenues increased to 9% for the nine months ended September 30, 2002 from 7% for the nine months ended September 30, 2001. Cost of revenues as a percentage of license revenue may increase over the current level in the future if Extensity incorporates additional third-party products into its offerings.

      Cost of Service and Maintenance Revenues. Cost of service and maintenance revenues consists of compensation and related overhead costs for personnel engaged in consulting, training, maintenance and support services for Extensity’s customers as well as costs for third parties contracted to provide such services to Extensity’s customers. The cost of service and maintenance revenues decreased to US$6.0 million for the nine months ended September 30, 2002 from US$10.4 million for the nine months ended September 30, 2001, a decrease of 42%. As a percentage of service revenues, cost of service revenues decreased to 66% for the nine months ended September 30, 2002 from 100% for the nine months ended September 30, 2001. The decrease was primarily attributed to lower costs associated with Extensity’s restructuring plans implemented in July of 2001 and April 2002. Approximately 45% of the decrease was attributed to lower compensation costs, approximately 30% was attributed to the reduction in the usage of third party consultants, and the remainder of the decrease was primarily attributed to other cost reductions associated with the restructuring. Extensity does not expect these costs to significantly increase in the near term. Overall, Extensity is seeking to further reduce its cost of service revenues as a percentage of total service revenue and is also seeking to keep third parties engaged in providing services related to Extensity’s applications.

      Cost of Hosted Revenues. Cost of hosted revenues consists primarily of compensation and related overhead costs for personnel engaged in supporting the hosted customer base, server costs, and telecommunications charges. For the nine months ended September 30, 2002, cost of hosted revenues was US$863,000. Extensity does not expect these costs to significantly increase in the near term.

Operating Expenses

      Sales and Marketing. Sales and marketing expenses, excluding stock-based compensation amortization, consist primarily of compensation and related costs for sales and marketing personnel, including commissions and marketing program costs. Sales and marketing expenses decreased to US$8.8 million for the nine months ended September 30, 2002 from US$19.5 million for the nine months ended September 30, 2001, a decrease of 55%. As a percentage of total revenues, sales and marketing expenses decreased to 62% for the nine months ended September 30, 2002 from 77% for the nine months ended September 30, 2001. Approximately 55% of the decrease in sales and marketing expenses was attributed to reduced compensation costs associated with Extensity’s restructuring plans implemented in July 2001 and April 2002 and approximately 10% of the decrease was associated with lower marketing program costs also associated with the restructuring. In addition, approximately 12% of the decrease was attributed to reduced commission expense associated with the decrease in license revenue. The remainder of the decrease was primarily attributed to other cost reductions associated with the restructuring. Extensity does not expect sales and marketing expenses, excluding commission charges, to increase significantly in the near term. Commission charges will vary depending upon the sales activity. Sales and marketing expenses may increase in the long term if Extensity expands its domestic and international sales force and increases its marketing efforts.

      Research and Development. Research and development expenses, excluding stock-based compensation amortization, consist primarily of compensation and related personnel costs, and fees associated with contractors. Research and development expenses decreased to US$5.6 million for the nine months ended September 30, 2002 from US$9.9 million for the nine months ended September 30, 2001, a decrease of 44%. As a percentage of total revenues, research and development expenses were 39% for the nine months ended September 30, 2002. The decrease in research and development cost was attributable to reduced compensation costs associated with its restructuring plans implemented in July of 2001 and April 2002.

Extensity does not expect research and development costs to significantly increase in the near term. Research and development expenses may increase in the long term if Extensity makes additional investments in its technology and products.

      General and Administrative. General and administrative expenses, excluding stock-based compensation amortization, consist primarily of compensation and related costs for Extensity’s executive, finance and administrative personnel and other related expenses. General and administrative expenses decreased to US$4.3 million for the nine months ended September 30, 2002 from US$5.3 million for the nine months ended September 30, 2001, a decrease of 20%. As a percentage of total revenues general and administrative expenses increased to 30% for the nine months ended September 30, 2002 from 20% for the nine months ended September 30, 2001. The decrease in general and administrative expenses was primarily attributable to the impact of Extensity’s restructuring plans implemented in July of 2001 and April 2002. General and administrative expenses tend to be relatively fixed in the short term because Extensity’s discretionary general and administrative expenses are limited and there are significant costs associated with being a public company. As a result, declining revenues have caused an increase in general and administrative expenses as a percentage of total revenues. Extensity does not expect general and administrative expenses to significantly increase in the short term. General and administrative costs may increase in the long term if Extensity expands its operations.

      Restructuring and other non-recurring charges. For the nine months ended September 30, 2002, restructuring and other non-recurring charges were approximately US$2.5 million, comprised of US$523,000 of severance and benefits, US$946,000 of accrued lease costs and US$1.1 million of merger expenses. For the nine months ended September 30, 2001 restructuring and other charges were US$6.2 million comprised of the US$4.5 million in restructuring, US$1.3 million in write-down of assets and US$377,000 of other charges associated with exploring merger and acquisition opportunities.

Interest Income, Net

      Interest income, net was US$668,000 for the nine months ended September 30, 2002 and US$2.3 million for the nine months ended September 30, 2001, a decrease of 71%. Interest income is attributed to interest earned on the proceeds from Extensity’s initial public offering (“IPO”) and working capital. The decrease in interest income is attributed to lower interest rates and lower cash, cash equivalent and short-term investments balances. Interest income will fluctuate depending upon the overall interest rate environment and Extensity’s cash, cash equivalent and short-term investments balances.

Amortization of Non-Cash Stock Based Compensation

      Prior to its IPO, Extensity granted certain stock options to its officers and employees at prices deemed to be below the fair value of the underlying stock. The cumulative difference between the fair value of the underlying stock at the date the options were granted and the exercise price of the granted options was US$12.1 million as of the IPO date. This amount is being amortized using the accelerated method of FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable or Award Plans,” over the four-year vesting period of the granted options. Accordingly, Extensity’s results of operations include and will continue to include deferred compensation expense at least through 2003. For the nine months ended September 30, 2002, amortization of non-cash stock based compensation was US$64,000 and for the nine months ended September 30, 2001, amortization of non-cash stock based compensation was US$348,000. The lower expense is primarily attributable to the impact of forfeitures and the use of an accelerated method of amortization. Extensity estimates that it will recognize approximately US$25,000 for the remainder of 2002; however, this amount may change as employee terminations impact the amortization schedule.

Results of Operations for Fiscal Years 2001, 2000 and 1999

Revenues

      Total revenues were US$35.1 million, US$24.9 million and US$6.8 million in 2001, 2000 and 1999, respectively, representing increases of 41% from 2000 to 2001 and 265% from 1999 to 2000. For the year ended December 31, 2001, no customer accounted for 10% or more of total revenues. For the years ended December 31, 2000 and December 31, 1999 sales to one customer accounted for 10% and 11%, respectively, of total revenues.

      License Revenues. License revenues were US$20.8 million, US$14.6 million and US$3.8 million in 2001, 2000 and 1999, respectively, representing increases of 42% from 2000 to 2001 and 289% from 1999 to 2000. Approximately 50% of the increase from 1999 to 2000 was attributed to an increase in revenue from Extensity’s indirect sales channel; and approximately 50% of the increase was attributed to Extensity’s direct sales channel, primarily as a result of Extensity’s growing customer base. The increase from 2000 to 2001 was primarily attributable to an increase in revenue from the direct sales channel recognized upon shipment. Revenue recognized through the indirect sales channel decreased 5% from 2000 to 2001. Revenues from Extensity’s indirect channel may decrease in 2002.

      Service and Maintenance Revenues. Service and maintenance revenues were US$14.1 million, US$10.3 million and US$3.1 million in 2001, 2000 and 1999, respectively, representing increases of 37% from 2000 to 2001 and 235% from 1999 to 2000. Approximately 60% of the increase from 1999 to 2000 was attributed to Extensity’s growing customer base and the rest was primarily attributed to an increase in incremental professional services recognized on a time and materials basis. Approximately 50% of the increase from 2000 to 2001 was attributed to Extensity’s growing customer base, approximately 25% was attributed to an increase in incremental professional services recognized on a time and materials basis, and the rest was primarily attributed to an increase in the average size of initial implementations entered into by Extensity’s customers.

      Hosted Revenues. Extensity’s hosted revenues were US$199,000 for the year ended December 31, 2001. This is the first fiscal year Extensity has recognized revenue from this offering. Extensity does not believe these revenues will be a significant percentage of total revenues in the near term. As discussed in Note 12 of the Notes to Consolidated Financial Statements, Extensity incurred an impairment charge associated with its hosted offering.

Cost of Revenues

      Total cost of revenues, exclusive of stock compensation charges, were US$14.8 million, US$14.9 million and US$5.0 million in 2001, 2000 and 1999, respectively, representing approximately no increase from 2000 to 2001 and an increase of 202% from 1999 to 2000.

      Cost of License Revenues. Cost of license revenues consists primarily of third-party license and support fees and, to a lesser extent, costs of duplicating media and documentation and shipping. Cost of license revenues were US$1.4 million, US$705,000 and US$195,000 in 2001, 2000 and 1999 respectively, representing increases of 103% from 2000 to 2001 and 262% from 1999 to 2000. The increase in both periods was due primarily to increased sales activity. As a percentage of license revenues, cost of license revenues was 6.9%, 4.8% and 5.2% in 2001, 2000 and 1999, respectively. Cost of revenues as a percentage of license revenue may increase over the current level in the future as Extensity incorporates additional third-party products in its offerings.

      Cost of Service and Maintenance Revenues. Cost of service and maintenance revenues, exclusive of stock compensation charges, consists of compensation and related overhead costs for personnel engaged in consulting, training, maintenance and support services for Extensity’s customers as well as costs for third parties contracted to provide such services to Extensity’s customers. Cost of service and maintenance revenues were US$13.0 million, US$14.2 million and US$4.8 million in 2001, 2000 and 1999, respectively, representing a decrease of 9% from 2000 to 2001 and an increase of 199% from 1999 to 2000. As a percentage of service and maintenance revenues, cost of service and maintenance revenues were 92%, 139% and 155% in 2001, 2000 and 1999. The decrease from 2000 to 2001 was attributed to a 246% decrease in third party consulting costs offset in part by 40% higher payroll costs as Extensity replaced third party consultants with permanent employees. Approximately 34% of the increase from 1999 to 2000 was attributed to Extensity’s hiring of additional service and maintenance personnel, and approximately 49% was due to an increase in costs for third party contractors. Total service and maintenance revenues exceeded costs of service and maintenance revenues in 2001. Total cost of service and maintenance revenues exceeded Extensity’s service and maintenance revenues in 2000 and 1999, as Extensity has built its consulting and customer support groups in advance of growing contract volume. Extensity is seeking to reduce its cost of service revenues as a percentage of total revenues and is also seeking to engage third parties to provide services related to Extensity’s applications.

      Cost of Hosted Revenues. Cost of hosted revenues consists primarily of compensation and related overhead costs for personnel engaged in supporting the hosted customer base, server costs, and telecommunications charges. Extensity started recognizing revenue for the hosted product in the third quarter of 2001. The cost of hosted revenues for 2001 was US$422,000, representing expenses for the third and fourth quarters of 2001 therefore, on a year-to-year comparison, cost of hosted revenues will increase. However, on a quarter-to-quarter basis, Extensity does not expect these costs to significantly increase.

Operating Expenses

      Sales and Marketing. Sales and marketing expenses, excluding stock-based compensation amortization, consist primarily of compensation and related costs for sales and marketing personnel, including commissions and marketing program costs. Sales and marketing expenses were US$23.5 million, US$26.8 million and US$11.2 million in 2001, 2000 and 1999 respectively, representing a decrease of 12% from 2000 to 2001 and an increase of 139% from 1999 to 2000. As a percentage of total revenues, sales and marketing expenses were 67%, 108% and 164% in 2001, 2000 and 1999. Approximately 63% of the decrease from 2000 to 2001 was attributed to lower marketing program spending and 21% to lower payroll costs associated with Extensity’s restructuring plan implemented in July of 2001. Approximately 67% of the increase from 1999 to 2000 was attributable to increased compensation, commissions and other related costs associated with hiring additional sales representatives, management and marketing personnel and 19% of the increase was attributable to increased spending on marketing programs. Commission charges will vary depending upon the sales activity. Sales and marketing expenses may increase in the long term if Extensity expands its domestic and international sales force and increases its marketing efforts.

      Research and Development. Research and development expenses, excluding stock-based compensation amortization, consist primarily of compensation and related personnel costs and fees associated with contractors. Research and development expenses were US$11.9 million, US$13.3 million and US$7.1 million in 2001, 2000 and 1999, respectively, representing a decrease of 10% from 2000 to 2001 and an increase of 88% from 1999 to 2000. As a percentage of total revenues, research and development expenses were 34%, 53% and 103% in 2001, 2000 and 1999. Approximately 60% of the decrease from 2000 to 2001 was attributed to lower costs for third party consultants. Approximately 66% of the increase from 1999 to 2000 was attributed to the addition of personnel and 19% due to an increase in consulting services. These increases resulted from Extensity’s continuing efforts to add enhancements to Extensity’s existing software applications and to develop software applications that incorporate new functionality into Extensity’s integrated suite. Research and development expenses may increase in the long term if Extensity makes additional investments in its technology and products.

      General and Administrative. General and administrative expenses, excluding stock-based compensation amortization, consist primarily of compensation and related costs for Extensity’s executive, finance and administrative personnel and other related expenses. General and administrative expenses were US$6.8 million, US$5.1 million and US$2.8 million in 2001, 2000 and 1999, respectively, representing increases of 32% from 2000 to 2001 and 83% from 1999 to 2000. As a percentage of total revenues, general and administrative expenses were 19%, 21% and 41% in 2001, 2000 and 1999. The increase from 2000 to 2001 was primarily attributed to hiring additional human resources and internal information technology personnel. Approximately 60% of the increase from 1999 to 2000 was attributable to hiring additional executive and financial personnel and 40% to general administrative costs. General and administrative expenses may increase in the long term if Extensity expand its operations.

      Restructuring, Impairment Loss and Other. For the year ended December 31, 2001, restructuring, impairment loss and other expenses were US$6.2 million comprised of US$4.5 million in restructuring, a

US$1.3 million impairment of assets associated with building the hosted offering and US$377,000 of other expenses. The US$4.5 million in restructuring charges were made up of US$2.2 million in lease costs, a US$1.6 million write-off of property and equipment and US$729,000 in severance and benefits.

Amortization of Non-Cash Stock Based Compensation

      Prior to Extensity’s IPO, Extensity granted certain stock options to its officers and employees at prices deemed to be below the fair value of the underlying stock. The cumulative difference between the deemed fair value of the underlying stock at the date the options were granted and the exercise price of the granted options was US$12.1 million as of the IPO date. This amount is being amortized, using the accelerated method of the Financial Accounting Standards Board (“FASB”) Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable or Award Plans,” over the four-year vesting period of the granted options. Accordingly, Extensity’s results from operations will include amortization of deferred compensation expense at least through 2003. Extensity recognized US$509,000, US$4.0 million and US$4.4 million of this expense in 2001, 2000 and 1999, respectively. The lower expense in 2001 is primarily attributable to the impact of forfeitures and the use of an accelerated method of amortization. The remaining expense to be recognized in 2002 and 2003 is US$504,000. Extensity estimates that it will recognize approximately US$450,000 of expense in fiscal 2002; however, this amount may change as employee terminations and accelerated vesting impact the amortization schedule.

In-Process Research and Development

      In process research and development expense was US$318,000 for the year ended December 31, 2000. This expense was incurred in connection with the acquisition of a company. Substantially the entire purchase price was allocated to in-process research and development as technological feasibility of the acquired product had not been established and no future alternative use existed at the time of purchase. Furthermore, the acquired company had no revenues, no other tangible or intangible assets and only one employee. There were no acquisitions made in 2001 or 1999.

Interest Income, Net

      Interest income, net was US$2.6 million, US$5.1 million and US$166,000 in 2001, 2000 and 1999, respectively. The decrease from 2000 to 2001 was attributed to lower interest rates and lower cash, cash equivalent and short-term investment balances. The increase from 1999 to 2000 was attributed to interest earned on the proceeds from Extensity’s IPO. Interest income will fluctuate depending upon the overall interest rate environment and Extensity’s cash, cash equivalent and short-term investment balances.

Provision for Income Taxes

      Since inception, Extensity has incurred net losses for federal and state tax purposes and has not recognized any material tax provision or benefit. As of December 31, 2001, Extensity had net operating loss carryforwards of US$82.7 million and US$33.9 million for federal and state income tax purposes, respectively. The federal and state net operating loss carryforwards, if not utilized, expire through 2021 and 2011, respectively. Extensity also has research and development credit carryforwards of US$2.7 million for federal and state tax purposes. The federal research and development credits expire through 2021 and the state credits expire when exhausted. Federal and state tax laws will impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in Extensity’s ownership that constitutes an ownership change, as defined in Section 382 of the Internal Revenue Code.

      Extensity has placed a valuation allowance against its net deferred tax assets due to the uncertainty of the realization of these assets. The allowance totaled US$33.0 million at December 31, 2001, resulting in no net deferred tax asset. Extensity evaluates on a quarterly basis the recoverability of net deferred tax assets and the level of valuation allowance. When Extensity has determined that it is more likely than not that the deferred tax assets are realizable, Extensity will reduce the valuation allowance.

Liquidity and Capital Resources for the Nine-Month Periods ended September 30, 2002 and 2001

      Since inception, Extensity has financed its operations and funded its capital expenditures through proceeds from its IPO completed in January 2000 and the private sale of equity securities, supplemented by loan facilities and equipment leases. As of September 30, 2002, Extensity had US$35.2 million in cash, cash equivalents and short-term investments, US$1.4 million in restricted long-term investments and US$30.3 million in working capital.

      Net cash used in operating activities was US$11.0 million for the nine months ended September 30, 2002 and US$27.5 million for the nine months ended September 30, 2001. For the nine months ended September 30, 2002 cash used in operating activities was primarily attributed to a net loss of US$13.6 million, adjusted for depreciation and amortization of US$1.2 million, a decrease in accrued liabilities of US$1.3 million and a decrease in accounts receivable of US$2.6 million. For the nine months ended September 30, 2001 net cash used in operating activities was primarily attributable to a net loss of US$23.6 million, adjusted for a non-cash charge associated with the write-off of computer equipment and software of US$2.9 million, depreciation and amortization of US$1.9 million and amortization of deferred stock compensation of US$434,000, a decrease in deferred revenue of US$10.1 million, and a decrease in accrued liabilities of US$845,000 offset by a decrease in accounts receivable of US$2.3 million and an increase in other liabilities of US$1.5 million.

      Net cash provided by investing activities was US$7.7 million for the nine months ended September 30, 2002 and net cash provided by investing activities was US$5.6 million for the nine months ended September 30, 2001. Net cash provided by investing activities for the nine months ended September 30, 2002 was primarily attributable to the maturities of short-term investments. Net cash provided by investing activities for the nine months ended September 30, 2001 was primarily attributable to maturities of short-term investments.

      Net cash provided by financing activities was US$120,000 for the nine months ended September 30, 2002 due to payments on capital lease obligations of US$202,000 offset by proceeds from employee stock plans of US$322,000. Net cash used in by financing activities was US$135,000 for the nine months ended September 30, 2001, primarily due to payments on notes payable and capital lease obligations of US$1.1 million, offset by proceeds from employee stock plans of US$943,000.

      As of September 30, 2002, Extensity anticipates that its existing capital resources will meet its operating and investing needs for at least the next twelve months. Extensity has US$35.2 million in cash, cash equivalents and short-term investments. In particular, Extensity believes that its current uncommitted cash balances are sufficient to fund any existing cash obligations or commercial commitments as well as any cash needed for planned operating activities. After that time, Extensity cannot be certain that additional funding will be available on acceptable terms or at all. Furthermore, should Extensity’s operating results be worse than expected, Extensity could use more cash in funding operating activities which would diminish its capital resources. While Extensity does not presently anticipate a need for additional capital, if it does require additional capital resources to grow its business, execute its operating plans, or acquire complementary technologies or businesses, at any time in the future, Extensity may seek to sell additional equity or debt securities or secure additional lines of credit, which may result in additional dilution to Extensity’s stockholders.

Liquidity and Capital Resources for the Years Ended December 31, 2001 and 2000

      Since inception, Extensity has financed its operations and funded its capital expenditures through proceeds from its IPO completed in January 2000 and the private sale of equity securities, supplemented by loan facilities and equipment leases. Aggregate net proceeds to date from private equity financings totaled US$42.3 million and proceeds from Extensity’s IPO were US$83.3 million, net of offering costs of approximately US$2.2 million. As of December 31, 2001, Extensity had US$46.3 million in cash, cash equivalents and short-term investments and US$41.4 million in working capital.

      Net cash used in operating activities was US$30.9 million for the year ended December 31, 2001, and US$22.1 million for the year ended December 31, 2000. For the year ended December 31, 2001 cash used in operating activities was primarily attributed to a net loss of US$26.0 million, adjusted for a non-cash charge associated with the write-off of computer equipment and software of US$2.9 million, depreciation and amortization of US$2.4 million, a decrease in deferred revenue of US$12.6 million, a decrease of US$2.8 million in accounts payable and a decrease in accrued liabilities of US$1.1 million offset by a decrease in accounts receivable of US$2.9 million, a decrease in prepaids of US$1.4 million and an increase in other current and noncurrent liabilities of US$1.3 million. For the year ended December 31, 2000 net cash used in operating activities was primarily attributable to a net loss of US$34.5 million, adjusted for the amortization of deferred stock compensation of US$4.0 million and offset by an increase in deferred revenue of US$6.0 million, an increase in accounts payable of US$4.6 million and an increase in accrued liabilities of US$3.0 million. Extensity expects that net cash used in operating activities will decrease in the year ending December 31, 2002.

      Net cash provided by investing activities was US$9.6 million for the year ended December 31, 2001 and net cash used in investing activities was US$32.2 million for the year ended December 31, 2000. Excluding capital expenditures of US$2.4 million and US$5.7 million in 2001 and 2000, respectively, investing activities consisted of short-term investment maturities in 2001 and purchases of short-term investments in 2000.

      Net cash provided by financing activities was US$100,000 for the year ended December 31, 2001, due to payments on notes payable and capital lease obligations of approximately US$1.4 million, offset by proceeds from employee stock plans of approximately US$1.5 million. Net cash provided by financing activities was US$84.4 million for the year ended December 31, 2000, primarily due to the net proceeds of US$83.3 million from Extensity’s IPO.

EXTENSITY MANAGEMENT

Extensity Directors

      The names of Extensity’s directors and certain information about them are set forth below:

		Principal Occupation/
Name	Age	Position Held With Extensity

Robert A. Spinner	45	President, Chief Executive Officer and Director
Sharam I. Sasson	48	Chairman of the Board of Directors and Founder
Christopher D. Brennan	46	Director of Extensity
John R. Hummer	54	Managing Member of Hummer Winblad Venture Partners
David A. Reed	55	Managing Partner of Causeway Capital Partners L.P.
Ted E. Schlein	38	General Partner of Kleiner, Perkins, Caufield & Byers

      Robert A. Spinner has served as Extensity’s President, Chief Executive Officer and as director since April 1999. Prior to joining Extensity, from January 1995 to January 1999, Mr. Spinner served as Senior Vice President of Worldwide Sales and International Operations at Clarify, Inc., a provider of integrated sales and service solutions for the front office. From October 1988 to December 1994, Mr. Spinner served as Director of Western Regional Sales at Sybase, Inc., a relational database management software company. Mr. Spinner has also held technical positions at Applied Data Research, Inc. and Chevron Corporation. Mr. Spinner received a B.A. in Mathematics from Washington University.

      Sharam I. Sasson is the founder and Chairman of the Board of Directors of Extensity and has served as a director since Extensity’s inception in 1995. Mr. Sasson served as Extensity’s President and Chief Executive Officer from its inception until March 1999. Prior to founding Extensity, Mr. Sasson was an executive at Scopus Technology, a provider of enterprise customer information management systems which he co-founded in 1991. Mr. Sasson has also served as a research scientist at Lockheed Missile and Space Company and as a developer of structural modeling software at PMB/ Bechtel Corporation. Mr. Sasson received a B.S. in Civil Engineering from Queen Mary College, University of London, an M.S. in Structural Engineering from City University in London, and a Masters in Engineering from the University of California at Berkeley.

      Christopher D. Brennan has served as a director of Extensity since January 2000. Mr. Brennan also serves as a director of Cintech Solutions, Inc., a creator of customer relationship management technology. From April 2000 to July of 2001, Mr. Brennan served as the President, Chief Executive Officer and a director of Mobileum, Inc., a private provider of software infrastructure platforms for wireless applications. From April 1999 to April 2000, Mr. Brennan served as Chief Financial Officer of Genesys Telecommunications Laboratories, which became an independent wholly owned subsidiary of Alcatel subsequent to its acquisition in January 2000. Gensys Telecommunications Laboratories is a provider of interaction management software applications. Prior to joining Genesys, Mr. Brennan was Chief Financial Officer and Corporate Secretary of Diamond Lane Communications, a provider of digital subscriber line high speed access products, from September 1997 to April 1999. Diamond Lane was acquired by Nokia. From April 1994 to July 1997, Mr. Brennan held various senior executive positions, including President, Chief Operating Officer and Chief Financial Officer of UB Networks, a wholly owned subsidiary of Tandem Computers that merged with Newbridge Networks. Mr. Brennan received a B.S. in Commerce from the University of Louisville, School of Business Administration where he also serves as a member of the National Visiting Committee.

      John R. Hummer has served as a director of Extensity since January 1996. Mr. Hummer is a managing member of Hummer Winblad Venture Partners, a venture capital firm, which he co-founded in 1989. After graduating from Princeton University, Mr. Hummer played professional basketball for the

Buffalo Braves and Seattle Supersonics. Mr. Hummer received a B.A. in English from Princeton and an M.B.A. from Stanford University.

      David A. Reed has served as a director of Extensity since April 2001. Mr. Reed is the Managing Partner of Causeway Capital Partners L.P., a private family investment partnership, which he joined in October 2000. From 1974 to September 2000, Mr. Reed held various positions with Ernst & Young LLP, an accounting firm, most recently as Senior Vice Chair — Global Accounts, Industries, Sales and Marketing. Mr. Reed serves as a director of Texas Industries, Inc., a public company that manufactures cement and structural steel; Mr. Reed also serves as a director of various private companies. Mr. Reed also serves as a Strategic Advisor to Stephens Inc., a firm specializing in investment banking, private capital management and merchant banking. Mr. Reed received a B.B.A. from Texas Tech University.

      Ted E. Schlein has served as a director of Extensity since May 1997. Mr. Schlein is a general partner at Kleiner Perkins Caufield & Byers, a venture capital firm, which he joined in November 1996. Mr. Schlein also manages the KPCB Java Fund, formed to invest in Java technology-based companies and related Internet, intranet, networking and communications companies. Mr. Schlein is currently a director of Corio, Inc., an enterprise application service provider. From June 1986 to October 1996, Mr. Schlein served in a variety of executive positions at Symantec Corporation, a provider of Internet security technology and business management technology solutions, most recently as Vice President, Networking and Client/ Server Solutions. Mr. Schlein received a B.S. in Economics from the University of Pennsylvania.

Executive and Other Officers of Extensity

      The names of the executive and other officers of Extensity and certain information about them are set forth below:

Name	Age	Position

Robert A. Spinner	45	President and Chief Executive Officer and Director
Sharam I. Sasson	48	Chairman of the Board of Directors and Founder
Elizabeth A. Ireland	44	Senior Vice President of Marketing
Mark K. Oney	44	Senior Vice President of Engineering
Donald E. Smith	43	Senior Vice President of Hosted Operations and Customer Advocacy
David A. Yarnold	42	Senior Vice President of Worldwide Sales
Dr. Rick L. Spickelmier	42	Chief Technology Officer
Jennifer H. Burt	41	Senior Vice President of Human Resources
Benjamin Netick	36	Vice President of Finance and Acting Chief Financial Officer

      Biographical information about Messrs. Spinner and Sasson is set forth above.

      Elizabeth A. Ireland has served as Extensity’s Senior Vice President of Marketing since January 1998. Prior to joining Extensity, Ms. Ireland was employed at MapInfo Corporation, a software company, from 1989 to October 1997, most recently as Vice President and General Manager of Internet Businesses. Additional positions held by Ms. Ireland at MapInfo Corporation include Vice President of Marketing and Business Development and Vice President of Information Products. Ms. Ireland received a B.S. in Business Administration from the University of South Carolina and has held a Certified Public Accountant’s license.

      Mark K. Oney has served as Extensity’s Senior Vice President of Engineering since July 1999. Prior to joining Extensity, from May 1999 to June 1999, Mr. Oney served as the Vice President of Engineering for Ringer Software, a consumer information Internet company. From September 1998 through January 1999, Mr. Oney was a co-founder of and served as Vice President of Software Engineering for Crag Technologies, Inc., a developer and supplier of data storage solutions. Crag Technologies was acquired by

Western Digital Corporation in February 1999. From July 1997 through May 1998, Mr. Oney was a co-founder of and served as Vice President of Software Engineering for Ridge Technologies, a Windows NT storage company acquired by Adaptec, Inc., in May 1998. Prior to founding Ridge, from May 1988 through June 1997, Mr. Oney served in a variety of engineering and management roles at Apple Computer, Inc., most recently as Director of Software Development for the PowerBook line of business. Mr. Oney received a B.S. in Electrical Engineering from Rochester Institute of Technology.

      Donald E. Smith has served as Extensity’s Senior Vice President of Hosted Operations since January 2000. Mr. Smith co-founded Clarify, Inc. in 1990, and held various management positions at Clarify until January 2000, including Vice President of Sales and Engineering and Director of Quality Assurance, Product Design and Customer Support. Mr. Smith received a B.S. in Electrical Engineering from the University of Nebraska at Lincoln.

      David A. Yarnold has served as Extensity’s Senior Vice President of Worldwide Sales since January 2002; previously, he served as Vice President of North American Sales from January 2001 to December 2001, and Vice President of Business Development from August 1999 to January 2001. Prior to joining Extensity, from January 1996 to July 1999, Mr. Yarnold was employed at Clarify, Inc., most recently as Vice President of Northern American Sales. From January 1993 to October 1995, Mr. Yarnold served as Regional Vice President of Platinum Software Corporation, a financial software provider. Mr. Yarnold received a B.S. in Accounting from San Francisco State University and has held a Certified Public Accountant’s license.

      Dr. Rick L. Spickelmier has served as Extensity’s Chief Technology Officer since July 2000, and prior to this position he was Extensity’s Server Architect. Prior to joining Extensity, from 1990 to 1998, Dr. Spickelmier served as the Director of Development at Objectivity, a supplier of object database management systems, and from 1988 to 1990 managed CAD framework development at the University of California at Berkeley. Dr. Spickelmier received a Ph.D. and an M.S. in Electrical Engineering and Computer Sciences from the University of California at Berkeley and a B.S. in Electrical Engineering from Oregon State University.

      Jennifer H. Burt has served as Extensity’s Senior Vice President of Human Resources since September 2000. Prior to joining Extensity, from May 2000 to September 2000, Ms. Burt served as Senior Director of Human Resources at Fatbrain, an online retailer. Prior to that, from August 1985 to May 2000, Ms. Burt served as a Director of Human Resources at Viking Freight Inc., an overnight delivery company.

      Benjamin Netick has served as Extensity’s Vice President of Finance and Acting Chief Financial Officer since September 2002; previously, he served Extensity as Director of Finance since joining in October 1999. Prior to joining Extensity, from July 1998 to October 1999, Mr. Netick was the Controller at 2Bridge Software, which developed corporate portal software, and from January 1996 to July 1998 was an SEC Reporting and Financial Analyst at Advent Software, which developed portfolio management software. Mr Netick received a B.S. in Business Administration from the University of California at Berkeley.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT OF EXTENSITY

      The following table sets forth, as of January 31, 2003, certain information known to Extensity regarding the beneficial ownership of Extensity common stock by (a) each person who is known by Extensity to be the beneficial owner of more than five percent of Extensity’s outstanding shares of common stock, (b) the directors of Extensity, (c) the named executive officers of Extensity, and (d) the directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Under this rule, certain shares may be deemed to be beneficially owned by more than one person, if, for example, persons share the power to vote or the power to dispose of the shares. In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares, for example, upon exercise of an option or warrant, within 60 days of January 31, 2003. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person, and only such person, by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person’s actual voting power at any particular date. The percentage of beneficial ownership for the following table is based on 25,506,378 shares of common stock outstanding as of January 31, 2003. Unless otherwise indicated, the address for each listed stockholder is: c/o Extensity, Inc., 2200 Powell Street, Suite 300, Emeryville, California 94608. To Extensity’s knowledge, except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Beneficial Ownership

	Number of	Percent of
Beneficial Owner	Shares	Total

Robert A. Spinner(1)	1,532,320	6.0%
Sharam I. Sasson(2)	1,752,000	6.9
Christopher D. Brennan(3)	84,333	*
John R. Hummer(4)	1,007,399	3.9
David A. Reed(5)	76,000	*
Ted. E. Schlein(6)	2,916,315	11.4
Elizabeth A. Ireland(7)	254,550	1.0
Benjamin Netick (8)	38,029	*
Mark K. Oney(9)	204,489	*
David E. Smith(10)	236,913	*
David A. Yarnold(11)	240,059	*
Entities affiliated with Austin Marxe and David Greenhouse(12)	4,491,970	17.6
Entities affiliated with Kleiner Perkins Caufield & Byers(13)	2,909,040	11.4
All executive officers and directors as a group (11 persons)(14)	8,342,407	30.4%

*	Less than 1% of the outstanding shares of common stock

(1)	Includes 764,933 shares held by the Spinner Family Trust UA dated August 3, 1999, of which Mr. Spinner is a trustee, and 30,000 shares held in trust for members of Mr. Spinner’s immediate family, as to which shares Mr. Spinner disclaims beneficial ownership. Includes 687,387 shares of Extensity’s common stock issuable upon exercise of options within 60 days of January 31, 2003.

(2)	Includes 1,607,000 shares held by the Sasson Family Trust U/ D/ T dated December 28, 1994, of which Mr. Sasson is a trustee. Also includes 10,000 shares held in trust by the DAS Trust UTA dated September 24, 1998 and 10,000 shares held by the EIS Trust UTA dated September 24, 1998, of which trusts Mr. Sasson is a trustee and as to which shares Mr. Sasson disclaims beneficial ownership. Includes 125,000 shares issuable upon exercise of options within 60 days of January 31, 2003.

(3)	Includes 75,000 shares issuable upon exercise of options within 60 days of January 31, 2003.

(4)	Includes (i) 407,575 shares held by Hummer Winblad Venture Partners II, L.P.; and (ii) 213,320 shares held by Hummer Winblad Venture Partners III, L.P. Mr. Hummer disclaims beneficial ownership of the shares held by funds affiliated with Hummer Winblad Venture Partners, except to the extent of his pecuniary interest therein. Mr. Hummer is the sole natural person who exercises voting and/or dispositive powers for the shares held by the entities affiliated with Hummer Winblad Venture Partners. Includes 75,000 shares issuable upon exercise of options within 60 days of January 31, 2003.

(5)	Includes 75,000 shares issuable upon exercise of options within 60 days of January 31, 2003.

(6)	Includes (i) 900,010 shares held by Kleiner Perkins Caufield & Byers VIII, L.P. (“KPCB VIII”); (ii) 1,884,209 shares held by KPCB Java Fund, L.P. (“KPCB Java”); and (iii) 52,096 shares held directly by KPCB VIII Founder Fund (“KPCB VIII FF”). Mr. Schlein is a limited partner of KPCB VIII Associates, L.P. (“KPCB VIII Associates”) and a limited partner of KPCB Java Associates, L.P. (KPCB Java Associates). KPCB VIII Associates is the general partner of KPCB Java Associates, KPCB VIII and KPCB VIII FF. KPCB Java Associates is the general partner of KPCB Java. The following natural persons exercise voting and/or dispositive powers for the shares held by KPCB Java, KPCB VIII and KPCB VIII FF: Brook Byers, John Doerr, Vinod Khosla, Joseph Lacob, Kevin Compton, Doug MacKenzie and William Hearst. Mr. Schlein disclaims beneficial ownership of the shares held by KPCB VIII, KPCB Java and KPCB VIII FF except to the extent of his pecuniary interest therein. Includes 75,000 shares issuable upon exercise of options within 60 days of January 31, 2003.

(7)	Includes 148,751 shares issuable upon exercise of options within 60 days of January 31, 2003.

(8)	Includes 30,490 shares issuable upon exercise of options within 60 days of January 31, 2003.

(9)	Includes 2,000 shares held by Mr. Oney’s children. Includes 127,334 shares issuable upon exercise of options within 60 days of January 31, 2003.

(10)	Includes 1,867 shares held in trust of which Mr. Smith is the trustee. Includes 111,938 shares issuable upon exercise of options within 60 days of January 31, 2003. Includes 12,500 shares subject to repurchase within 60 days of January 31, 2003.

(11)	Includes 10,000 shares held by Mr. Yarnold’s children. Includes 146,147 shares issuable upon exercise of options within 60 days of January 31, 2003.

(12)	Includes (i) 2,877,270 shares owned by Special Situations Fund III; (ii) 655,100 shares owned by Special Situations Technology Fund; and (iii) 959,600 shares owned by the Special Situations Cayman Fund, L.P. The address of the Special Situations Fund III and the Special Situations Technology Fund is 153 East 53 Street, New York, New York 10022. The address of the Special Situations Cayman Fund, L.P. is c/o CIBC Bank and Trust Company (Cayman) Limited, CIBC Bank Building, P.O. Box 694, Grand Cayman, Cayman Islands, British West Indies.

(13)	Includes (i) 900,010 shares held by KPCB VIII; (ii) 1,884,209 shares held by KPCB Java; (iii) 52,096 shares held directly by KPCB VIII FF; and (iv) 72,725 shares held by KPCB Information Sciences Zaibatsu Fund II (“KPCB Zaibatsu”). The address for each of the foregoing stockholders is 2750 Sand Hill Road, Menlo Park, California 94025.

(14)	Includes an aggregate of 864,660 shares issuable upon exercise of options within 60 days of January 31, 2003. See footnotes 1 through 10.

LEGAL MATTERS

      Certain legal matters in connection with the validity of the Geac common shares to be issued in the merger will be passed upon for Geac by Blake, Cassels & Graydon LLP. Heller Ehrman White & McAuliffe LLP is acting as special tax counsel to Geac in connection with the merger.

EXPERTS

      Geac’s audited consolidated financial statements as of April 30, 2002 and 2001 and for each of the two years in the period ended April 30, 2002 that are included in the registration statement of which this proxy statement/ prospectus is a part have been so included in reliance on the report of PricewaterhouseCoopers LLP, Toronto, Canada, independent accountants, given on the authority of said firm as experts in auditing and accounting. The consolidated financial statements of Extensity, Inc. as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 that are included in the registration statement of which this proxy statement/ prospectus is a part have been so included in reliance on the report of PricewaterhouseCoopers LLP, San Jose, California, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      THIS PROXY STATEMENT/ PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE GEAC COMMON SHARES OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE THE OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN THAT JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/ PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MEANS, UNDER ANY CIRCUMSTANCES, THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH IN THIS PROXY STATEMENT/ PROSPECTUS OR IN GEAC’S OR EXTENSITY’S AFFAIRS SINCE THE DATE OF THIS PROXY STATEMENT/ PROSPECTUS. THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS RESPECTING EXTENSITY AND ITS SUBSIDIARY WAS PROVIDED BY EXTENSITY. THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS RESPECTING GEAC AND ITS SUBSIDIARIES WAS PROVIDED BY GEAC.

DESCRIPTION OF GEAC SHARE CAPITAL

      Geac’s authorized capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of preference shares without nominal or par value, issuable in series, of which 83,059,942 common shares and no preference shares are outstanding as of December 31, 2002.

      Geac’s common shares entitle their holders to receive notice of and attend all meetings of shareholders, and to vote thereat, except meetings at which only holders of a specified class of shares (other than the common shares) or a specified series of shares are entitled to vote. The holders of common shares are entitled to dividends, if, as, and when declared by the board of directors of Geac. The common shares are entitled upon liquidation, dissolution or winding-up of Geac to receive the remaining assets of the corporation, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Geac.

      The preference shares may from time to time be issued in one or more series and subject to the sending of articles of amendment in prescribed form and the issuance of a certificate of amendment in respect thereof, the directors may fix from time to time before such issue the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of preference shares. The preference shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the corporation, whether voluntary or involuntary, or any other return of capital or distribution of assets of Geac among its shareholders for the purpose of winding up its affairs, rank on a parity with the preference shares of every other series and be entitled to preference over the common shares and over any other shares of Geac ranking junior to the preference shares of any series.

      Geac has adopted a shareholder protection rights plan, which is referred to as the Geac Rights Plan. A summary of the material terms and conditions of the Geac Rights Plan is set out in the section entitled “Geac Shareholder Protection Rights Plan” beginning on page 157.

GEAC SHAREHOLDER PROTECTION RIGHTS PLAN

      The following is a summary of the material terms and conditions of the Geac rights plan, which is qualified by and is subject to the full terms and conditions of the rights agreement establishing the Geac rights plan, and which is referred to as the rights agreement.

Issuance of Rights

      The board of directors authorized the issuance of one right for each Geac common share that was outstanding on March 15, 2000, which is referred to as the record time. One right will also be issued for each voting share (which includes the common shares and any other shares in or interests of Geac entitled to vote generally in the election of directors) issued after the record time and prior to the separation time (as defined below), subject to the earlier termination or expiration of the rights as set out in the rights agreement.

Exercise Price

      Until the separation time, the exercise price of each right is three times the market price, from time to time, of the common shares. From and after the separation time, the exercise price is three times the market price, as at the separation time, per common share. The exercise price is subject to adjustment as set out in the rights agreement.

Term

      The rights agreement will expire at the annual meeting of Geac shareholders to be held in 2003, subject to earlier termination or expiration of the rights as set out in the rights agreement.

Trading of Rights

      Until the separation time, the rights will be evidenced by the certificates representing the associated common shares and will be transferable only together with the associated common shares. After the separation time, separate certificates evidencing the rights will be mailed to holders of record of voting shares (other than any shareholder or group of shareholders making a take-over bid) as of the separation time and such separate rights certificates alone will evidence the rights. The rights are listed on the Toronto Stock Exchange.

Separation Time

      The rights are not exercisable and do not trade separately from their associated voting shares until the “separation time.” The “separation time” is the close of business on the tenth trading day after the earlier of (i) the stock acquisition date, which is the first date of public announcement of facts indicating that a person has become an acquiring person (as defined below); and (ii) the date of the commencement of, or first public announcement of the intent of any person (other than Geac or any subsidiary of Geac) to commence, a take-over bid (other than a permitted bid or a competing permitted bid, each as defined below). The separation time can also be such later date as may from time to time be determined by the board of directors.

Acquiring Person

      An “acquiring person” is a person who is the beneficial owner (as defined below) of 20% or more of the outstanding voting shares of Geac. Excluded from the definition of acquiring person are Geac and its subsidiaries and any person who becomes the beneficial owner of 20% or more of the outstanding voting shares as a result of one or any combination of a voting share reduction, a pro rata acquisition, a permitted bid acquisition, an exempt acquisition or a convertible security acquisition (all as defined below). In general:

•	a “voting share reduction” means an acquisition or redemption by Geac of voting shares which, by reducing the number of voting shares outstanding, increases the percentage of voting shares beneficially owned by such person to 20% or more of the voting shares then outstanding;

•	a “pro rata acquisition” means an acquisition of voting shares and/or convertible securities as a result of a stock dividend, a stock split, a dividend reinvestment plan, or a rights offering issued on the same pro rata basis to all the holders of a series or class of voting shares;

•	a “permitted bid acquisition” means an acquisition of voting shares made pursuant to a permitted bid or a competing permitted bid;

•	an “exempt acquisition” means an acquisition of voting shares and/or convertible securities in respect of which the board of directors has waived the application of the rights plan or which was made pursuant to a distribution to the public of voting shares and/or convertible securities made pursuant to a prospectus or a securities exchange take-over bid circular or a distribution by way of a private placement by Geac; and

•	a “convertible security acquisition” means an acquisition of voting shares upon the exercise of convertible securities received by a person pursuant to a permitted bid acquisition, an exempt acquisition or a pro rata acquisition.

      Also excluded from the definition of acquiring person are underwriters or banking group or selling group members acting in connection with a distribution of securities and any “grandfathered person” (generally, any person who is the beneficial owner of 20% or more of the outstanding voting shares at the date of the rights agreement). To Geac’s knowledge, there are no grandfathered persons.

Beneficial Ownership

      In general, a person is deemed to “beneficially own” securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the rights plan. Included are holdings by the person’s “affiliates” (generally, a person that controls, is controlled by, or under common control with another person) and “associates” (generally, relatives sharing the same residence).

      Also included are securities that the person or any of the person’s affiliates or associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business).

      A person is also deemed to beneficially own any securities that are beneficially owned (as described above) by any other person with which the person is acting jointly or in concert. A person is acting jointly or in concert with any other person who is a party to an agreement, commitment or understanding with the first person for the purpose of acquiring or offering to acquire voting shares.

Exclusions from the Definition of Beneficial Ownership

      The definition of “beneficial ownership” contains several exclusions whereby a person is not considered to beneficially own a security. There are exemptions from the deemed beneficial ownership provisions for institutional shareholders acting in the ordinary course of business. These exemptions apply to (i) an investment manager which holds securities in the ordinary course of business in the performance of its duties for the account of any other person; (ii) a licensed trust company acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons or in relation to other accounts and which holds such security in the ordinary course of its duties for such accounts; (iii) a crown agent or agency; (iv) a person established by statute, the ordinary business or activity of which includes the management of investment funds for employee benefit plans, pension plans and insurance plans of various public bodies; and (v) the administrator of one or more pension funds or plans registered under applicable law. The foregoing exemptions apply only so long as the manager, trust company, crown agent, statutory body, administrator or the plan is not then making or has not then announced an intention to make a take-over bid, other than an offer to acquire common shares or other securities pursuant to a distribution by Geac or by means of ordinary market transactions. A person will not be deemed to beneficially own any securities that are the subject of a permitted lock-up agreement (as defined in the rights agreement).

Flip-in Event

      A “flip-in event” occurs when any person becomes an acquiring person. If a flip-in event occurs prior to the expiration time that has not been waived by the board of directors (see “Waiver” below), each right (except for rights beneficially owned or which may thereafter be beneficially owned by an acquiring person or a transferee of such a person, which rights will become null and void) shall constitute the right to purchase from Geac, on payment of the exercise price, Geac common shares having an aggregate market price equal to twice the exercise price, for an amount in cash equal to the exercise price, subject to anti-dilution adjustments.

Permitted Bid and Competing Permitted Bid

      A take-over bid will not trigger a flip-in event if it is a permitted bid or competing permitted bid. A “permitted bid” is a take-over bid made by way of a take-over bid circular to all holders of voting shares and which complies with the following additional provisions:

(i) no voting shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date which is not less than 60 days following the date of the take-over bid;

(ii) unless the take-over bid is withdrawn, voting shares may be deposited pursuant to the take-over bid at any time prior to the close of business on the date of first take-up or payment for voting shares and all voting shares deposited pursuant to the take-over bid may be withdrawn at any time prior to the close of business on such date;

(iii) more than 50% of the then outstanding voting shares held by independent shareholders (as defined in the rights agreement) must be deposited to the take-over bid and not withdrawn at the close of business on the date of first take-up or payment for voting shares; and

(iv) if more than 50% of the then outstanding voting shares held by independent shareholders have been deposited to the take-over bid and not withdrawn as at the date of first take-up or payment for voting shares under the take-over bid, the offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of voting shares for not less than 10 business days from the date of such public announcement.

      A “competing permitted bid” is a take-over bid that is made after a permitted bid has been made but prior to its expiry, and that satisfies all the requirements of a permitted bid as described above, except that a competing permitted bid is only required to remain open until a date that is not less than the later of 21 days after the date of the take-over bid constituting the competing permitted bid and 60 days after the date of the take-over bid of the prior bid.

Redemption

      Redemption of Rights on Approval of Holders of Voting Shares and Rights. With the prior consent of the holders of voting shares or rights, the board of directors may at any time prior to the occurrence of a flip-in event that has not been waived, elect to redeem all but not less than all of the then outstanding rights at a redemption price of CDN$0.001 per right, subject to adjustment for anti-dilution as provided in the rights agreement.

      Deemed Redemption. If a person who has made a permitted bid, a competing permitted bid or an exempt acquisition in respect of which the board of directors has waived or has deemed to have waived the application of the rights plan consummates the acquisition of the voting shares, the board of directors shall be deemed to have elected to redeem the rights for the redemption price.

      Redemption of Rights on Withdrawal or Termination of Bid. Where a take-over bid that is not a permitted bid or competing permitted bid expires, is withdrawn or otherwise terminates after the separation time and prior to the occurrence of a flip-in event, the board of directors may elect to redeem all the outstanding rights at the redemption price. Upon the rights being so redeemed, all the provisions of the rights plan shall continue to apply as if the separation time had not occurred and rights certificates had not been mailed, and the separation time shall be deemed not to have occurred.

Waiver

      Discretionary Waiver Respecting Acquisition not by Take-over Bid Circular. With the prior consent of the holders of voting shares the board of directors may, prior to the occurrence of a flip-in event that would occur by reason of an acquisition of voting shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of voting shares or by inadvertence when such inadvertent acquiring person has then reduced its holdings to below 20%, waive the application of the rights plan to such flip-in event.

      Discretionary Waiver Respecting Acquisition by Take-over Circular and Mandatory Waiver of Concurrent Bids. The board of directors may, prior to the occurrence of a flip-in event that would occur by reason of an acquisition of voting shares pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of voting shares, waive the application of the rights plan to such a flip-in event, provided that if the board of directors waives the application of the rights plan to such a flip-in event, the board of directors shall be deemed to have waived the application of the rights plan in respect of any other flip-in event occurring by reason of such any take-over bid made by means of a take-over bid circular sent to all holders of voting shares prior to the expiry of the take-over bid for which a waiver is, or is deemed to have been, granted.

      Waiver of Inadvertent Acquisition. The board of directors may waive the application of the rights plan in respect of the occurrence of any flip-in event if (i) the board of directors has determined that a person became an acquiring person under the rights plan by inadvertence and without any intent or knowledge that it would become an acquiring person; and (ii) the acquiring person has reduced its beneficial ownership of voting shares such that at the time of waiver the person is no longer an acquiring person.

Supplements and Amendments

      Geac may make changes to the rights agreement prior to or after the separation time to correct any clerical or typographical error or to maintain the validity of the rights agreement as a result of any change in any applicable legislation, rules or regulation without the approval of the holders of the voting shares or rights. Geac may also make changes to the rights agreement prior to the meeting without the approval of the holders of the voting shares or the rights.

      Geac may, with the approval of the holders of voting shares, at any time prior to the separation time, make changes to or rescind any of the provisions of the rights agreement and the rights (whether or not such action would materially adversely affect the interest of the holders of rights generally).

      Geac may, with the approval of the holders of rights, at any time after the separation time, make changes to or rescind any of the provisions of the rights agreement and the rights (whether or not such action would materially adversely affect the interest of the holders of rights generally).

Anti-Dilution Adjustments

      The exercise price of a right, the number and kind of shares subject to purchase upon exercise of a right, and the number of rights outstanding, will be adjusted in certain events, including:

(i) if there is a dividend payable in Geac common shares or convertible securities (other than pursuant to any optional stock dividend program) on the Geac common shares, or a subdivision or consolidation of the Geac common shares, or an issuance of Geac common shares or convertible securities in respect of, in lieu of or in exchange for Geac common shares; or

(ii) if Geac fixes a record date for the distribution to all holders of its common shares of certain rights or warrants to acquire its common shares or convertible securities, or for the making of a distribution to all holders of its common shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in common shares) or rights or warrants.

COMPARISON OF STOCKHOLDER RIGHTS AND

CORPORATE GOVERNANCE MATTERS

      The rights of holders of Extensity common stock are currently governed principally by:

•	the laws of Delaware, particularly the General Corporation Law of the State of Delaware;

•	Extensity’s amended and restated certificate of incorporation, referred to as the “Extensity charter;”

•	Extensity’s bylaws; and

•	the United States securities laws.

      When the merger is effective, Extensity stockholders who elect to receive Geac common shares will become shareholders of Geac, a Canadian corporation. The rights of holders of Geac common shares are currently governed principally by:

•	the Canada Business Corporations Act;

•	Geac’s restated certificate and articles of incorporation, referred to as the “Geac charter;”

•	Geac’s bylaws; and

•	the securities laws applicable in Canada and the United States.

      While the rights and privileges of stockholders of a corporation organized under the Canada Business Corporations Act such as Geac are, in many instances, comparable to those of stockholders of a Delaware corporation such as Extensity, there are material differences. The following is a summary of material differences between the rights of holders of Extensity common stock and the holders of Geac common shares. These differences arise from differences between the Delaware General Corporation Law and the Canada Business Corporations Act and between the charters and bylaws of Extensity and Geac.

      This summary does not purport to be complete and is qualified in its entirety by reference to the Delaware General Corporation Law and the Canada Business Corporations Act, applicable provisions of United States and Canadian securities law and the respective charters and bylaws of Extensity and Geac. You should review this document and the other documents referred to in this section for a more complete understanding of the differences between being an Extensity stockholder and a Geac stockholder. Upon request, Extensity will send you copies of the charters and bylaws of Extensity and Geac.

General Provisions

Authorized Capital

      Extensity. The authorized capital stock of Extensity consists of:

•	75,000,000 shares of common stock, par value US$.001 per share, of which there were 25,506,378 shares outstanding as of February 5, 2003; and

•	5,000,000 shares of undesignated preferred stock, par value US$.01 per share, of which none were outstanding as of February 5, 2003.

      Geac. The authorized share capital of Geac consists of:

•	an unlimited number of common shares without nominal or par value, of which there were 83,059,942 shares outstanding as of December 31, 2002; and

•	an unlimited number of preference shares without nominal or par value, of which there are no shares issued or outstanding.

Director Requirements

      Extensity. The Delaware General Corporation Law permits a corporation’s certificate of incorporation or bylaws to contain provisions governing the number and terms of directors. If the certificate of incorporation fixes the number of directors, that number may not be changed without amending the certificate of incorporation. Extensity’s charter provides that the number of directors shall be fixed by, or in the manner provided in, the bylaws. Extensity’s bylaws provide that the authorized number of directors shall be established from time to time by resolution of the board of directors or by amendment of the bylaws. Currently, the number of directors on the Extensity board is set at seven.

      Geac. Under the Canada Business Corporations Act, a corporation whose securities are publicly traded must have at least three directors, including two who are not officers or employees of the corporation or any of its affiliates, but the actual number of directors is governed by a corporation’s charter. Geac’s charter provides that the number of directors will consist of a minimum of three and a maximum of fifteen. Geac’s bylaws provide that the actual number of directors will be determined from time to time by resolution of the directors. Currently, the number of directors on the Geac board is set at nine.

Director Qualifications

      Extensity. The Delaware General Corporation Law does not have any residency or other director qualification requirements.

      Geac. Under the Canada Business Corporations Act generally, 25% of the directors of the corporation and twenty-five percent of the directors present at a meeting must be Canadian residents. If a corporation has less than four directors, at least one must be a Canadian resident. Certain individuals are disqualified by the Canada Business Corporations Act from being directors, such as bankrupts or persons under eighteen years of age or of unsound mind.

Vacancy on the Board of Directors

      Extensity. Under the Delaware General Corporation Law, vacancies and newly created directorships may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director unless otherwise provided in the certificate of incorporation or the bylaws. However, the Delaware General Corporation Law also provides that if the directors then in office constitute less than a majority of the whole board, the Delaware Court of Chancery may, upon application of any stockholder(s) holding at least 10% of the total number of shares outstanding entitled to vote for directors, order an election of directors to be held to fill any vacancies.

      Geac. Under the Canada Business Corporations Act, subject to the articles of the corporation, a vacancy among the directors may be filled at a meeting of shareholders or by a quorum of directors except when the vacancy results from an increase in the number or minimum or maximum number of directors or from a failure to elect the appropriate number of directors required by the articles. Geac’s bylaws provided that three directors shall constitute a quorum for the transaction of business. Each director appointed holds office for the unexpired term of his or her predecessor unless his or her office is vacated earlier. Geac’s articles provide that the board of directors may appoint one or more directors for a term expiring not later than the close of the next annual meeting of shareholders provided that the total number of directors so appointed may not exceed one-third of the directors elected at the previous annual meeting of shareholders.

Removal of Directors

      Extensity. Generally, under the Delaware General Corporation Law, stockholders may remove directors, with or without cause, by a vote of the holders of a majority of the shares entitled to vote in an election of directors. However, unless the certificate of incorporation provides otherwise, if a Delaware corporation has a classified board with staggered terms, then stockholders may only remove directors for cause. Extensity does not have a classified board with staggered terms.

      Geac. Under the Canada Business Corporations Act, provided that articles of the corporation do not provide for cumulative voting, shareholders of a corporation may, by ordinary resolution passed at a special meeting, remove any director or directors from office. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only he removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Amendment to Governing Documents

      Extensity. The Delaware General Corporation Law generally requires a vote of the corporation’s board of directors and the affirmative vote of the holders of a majority of the outstanding stock of each class entitled to vote for any amendments to the certificate of incorporation. If an amendment alters the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, that class or series generally has the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation.

      The Delaware General Corporation Law also states that the power to adopt, amend, or repeal the bylaws of a corporation is vested with stockholders entitled to vote, except that the corporation may also confer that power on the board of directors in its certificate of incorporation. The Extensity charter empowers the directors to amend the bylaws.

      Geac. Under the Canada Business Corporations Act, an amendment to a corporation’s articles generally requires shareholder approval by special resolution. A “special resolution” is a resolution passed by at least two-thirds of the votes cast by shareholders who are entitled to vote on the resolution. In addition, if an amendment to the articles of incorporation adversely affects the rights of a particular class or series of shares, that class or series is entitled to vote separately as a class, whether or not that class or series otherwise carries a right to vote.

      Under the Canada Business Corporations Act, unless the articles or bylaws otherwise provide, the directors may, by resolution, make, amend, or repeal any bylaw that regulates the business or affairs of a corporation. Where the directors make, amend or repeal a bylaw, they are required to submit the bylaw, amendment or repeal to the shareholders at the next shareholders meeting, and the shareholders may, by an “ordinary resolution” confirm, reject or amend the bylaw, amendment or repeal. An “ordinary resolution” is a resolution passed by a majority of the votes cast by shareholders who voted on the resolution. If the directors of a corporation do not submit a bylaw, an amendment or a repeal to the shareholders at the next meeting of shareholders, the bylaw, amendment or repeal will cease to be effective, and no subsequent resolution of the directors to adopt, amend or repeal a bylaw having substantially the same purpose and effect is effective until it is confirmed or confirmed as amended by the shareholders.

Quorum of Stockholders

      Extensity. Under the Delaware General Corporation Law, a majority of shares entitled to vote at a meeting, present in person or represented by proxy, constitutes a quorum for the transaction of business, unless the certificate of incorporation or bylaws provide otherwise. A quorum may not consist of less than one-third of the shares entitled to vote at the meeting. Extensity’s bylaws provide that a quorum consists of a majority of shares entitled to vote at the meeting, present in person or represented by proxy.

      Geac. Under the Canada Business Corporations Act, the holders of a majority of the shares entitled to vote at a meeting, present in person or represented by proxy, constitute a quorum for the transaction of business, irrespective of the number of persons present at the meeting, unless the bylaws provide otherwise. Geac’s bylaws provide that a quorum at any shareholder meeting will be the holders present in person or represented by proxy of at least 20% of the outstanding shares entitled to be voted at the meeting.

Annual Meeting of Stockholders

      Extensity. Under the Delaware General Corporation Law, unless directors are elected by written consent in lieu of an annual meeting, a corporation must hold an annual meeting of stockholders for the election of directors on the date and time designated by or in the manner provided in the certificate of incorporation or the bylaws. If the corporation does not hold an annual meeting or take action by written consent to elect directors for a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after the last annual meeting to elect directors, the Delaware Court of Chancery may order a meeting to be held upon the application of a stockholder or director.

      Extensity’s charter provides that stockholders of the corporation may not take action by written consent in lieu of a meeting but may act only at a duly called annual or special meeting.

      Geac. Under the Canada Business Corporations Act, the directors of a corporation must call an annual meeting not later than 18 months after the corporation comes in to existence and thereafter, not later than 15 months after holding the last preceding annual meeting and no later than six months after the end of the corporations’ preceding financial year. Geac’s bylaws provide that the meeting shall be held at such place within Canada as the board may determine.

Call of Special Stockholder Meeting

      Extensity. Under the Delaware General Corporation Law, written notice of any meeting of stockholders must be given to each stockholder entitled to vote at the meeting between 10 and 60 days before the meeting date; provided that for a merger, a minimum of 20 days notice is required and the holders of all stock, both voting and nonvoting, are entitled to the notice. A special meeting of stockholders may be called by the board of directors of a corporation, or by such persons as may be authorized by the corporation’s certificate of incorporation or bylaws. The Extensity charter provides that special meetings may be called only by the board of directors or by a duly authorized committee of the board of directors.

      Geac. The Canada Business Corporations Act provides that shareholder meetings may be called by the board of directors, and must be called by the board of directors when so requisitioned by holders of not less than 5% of the issued shares of the corporation that carry the right to vote at the meeting sought. A court may also order, in its discretion and in certain circumstances, the calling of a meeting upon the application of a director or shareholder entitled to vote at the meeting. Under Geac’s bylaws, the board of directors has the power to call a special meeting at any time.

Stockholder Consent Instead of a Meeting

      Extensity. Under the Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation, any action required to be taken or which may be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize the action at a meeting.

      Extensity’s bylaws permit stockholder action by written consent without a meeting, unless otherwise provided in the charter. Extensity’s charter provides that stockholders of Extensity may not take action by written consent in lieu of a meeting but must take any actions at a duly called annual or special meeting.

      Geac. Under the Canada Business Corporations Act, shareholder action may be taken without a meeting only by a written resolution signed by all shareholders who would be entitled to vote on that action at a meeting.

Stockholder Proposals

      Extensity. Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws may contain procedural requirements for submitting stockholder proposals. Extensity’s bylaws include specific requirements for stockholder proposals, including a requirement that stockholders submit notice of their intent to bring business before a meeting not less than 90 days prior to the anniversary date of the immediately preceding meeting and a requirement that certain information be included in a stockholder’s notice.

      Generally, under the U.S. securities laws, a stockholder may submit a proposal to be included in a corporation’s proxy statement if the stockholder:

•	owns at least 1% or US$2,000 market value of the securities entitled to be voted on the proposal;

•	has owned the securities for at least one year prior to the date of the proposal; and

•	continues to own the securities through the date of the meeting.

      A stockholder must also comply with procedural requirements described in the Securities Exchange Act of 1934, as amended.

      Under the U.S. securities laws, Extensity may exclude a shareholder proposal from its proxy statement if:

•	it is not a proper subject for stockholder action under Delaware law;

•	it would, if implemented, cause a violation of law;

•	it is materially false or misleading;

•	it relates to a personal grievance or is designed to further a personal interest not shared by other shareholders;

•	it relates to operations of the company that are immaterial;

•	Extensity lacks the power or authority to implement it;

•	it deals with a matter relating to Extensity’s ordinary business operations;

•	it relates to an election for membership to Extensity’s board of directors;

•	it conflicts with a proposal submitted by Extensity at the same meeting;

•	it has already been substantially implemented;

•	it substantially duplicates a proposal of another proponent that Extensity is including in the proxy statement;

•	it deals with substantially the same subject matter as another proposal that was included in Extensity’s proxy statement for a previous meeting and which did not receive the presumed level of support; or

•	it relates to specific amounts of cash or stock dividends.

      Geac. Under the Canada Business Corporations Act, a shareholder entitled to vote at an annual meeting of shareholders may submit to the corporation a proposal with matters that the shareholder proposes to raise at the next annual meeting. Upon receipt of a proposal, a corporation that solicits proxies will include the proposal in the management proxy circular and, if requested by the shareholder, include in the management proxy circular a statement by the shareholder of not more than 500 words in support of the proposal, and the name and address of the shareholder.

      A corporation may, within 21 days after receiving a shareholder proposal, notify the shareholder of its intention to omit the proposal from the management proxy circular if:

•	the proposal is not submitted at least 90 days before the anniversary date of the notice of meeting that was sent to shareholders in connection with the previous annual meeting;

•	it clearly appears that the primary purpose of the proposal is to enforce a personal claim or redress a personal grievance against the corporation or its directors, officers or securityholders;

•	it clearly appears that the proposal does not relate in a significant way to the business or affairs of the corporation;

•	the corporation, in the previous two years, included a proposal at the request of the shareholder and the shareholder failed to present the proposal at the annual meeting; or

•	a substantially similar proposal was submitted to shareholders within the past two years and the proposal did not receive the prescribed level of support.

Appraisal Rights

      Extensity. Under the Delaware General Corporation Law, stockholders have the right, in certain circumstances, to dissent from a merger or consolidation of the corporation by demanding payment in cash for the fair value of their shares, as determined by the Delaware Court of Chancery. The Delaware General Corporation Law grants appraisal rights only for mergers or consolidations and not for a sale or transfer of assets, unless otherwise provided in the certificate of incorporation. In addition, no appraisal rights are available in a merger or consolidation to the holders of shares of any class or series which are, at the record date for the transaction:

•	listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by The National Association of Securities Dealers, Inc.; or

•	held by more than 2,000 stockholders, unless the transaction agreement requires the stockholders to receive anything other than:

•	stock of the surviving corporation;

•	stock of another corporation which is either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by The National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;

•	cash in lieu of fractional shares; or

•	some combination of the above.

      Geac. The Canada Business Corporations Act provides that shareholders entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares. The Canada Business Corporations Act does not distinguish for this purpose between listed and unlisted shares. Such matters include the following:

•	any amalgamation with a corporation, other than with, or between subsidiary corporations;

•	an amendment to the articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares;

•	an amendment to the articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

•	a continuance under the laws of another jurisdiction;

•	a sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business;

•	a court order permitting a stockholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation;

•	amendments to the articles of a corporation which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order made in connection with an action for an oppression remedy; or

•	carrying out a going private transaction or a squeeze out transaction.

      Under the Canada Business Corporations Act, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act of omission of a corporation which is oppressive, unfairly prejudicial to or that unfairly disregards a shareholder’s interest.

Stockholder Derivative Actions

      Extensity. Derivative actions may be brought in Delaware by a stockholder on behalf of, and for the benefit of, the corporation. The Delaware General Corporation Law provides that a stockholder must state in the complaint that the stockholder was a stockholder of the corporation at the time of the transaction of which the stockholder complains. A stockholder may not sue derivatively unless the stockholder first makes demand on the board of directors of the corporation that it bring suit and the demand has been refused, unless it is shown that the demand would have been futile or the refusal was wrongful.

      Geac. Under the Canada Business Corporations Act, a complainant (defined in the same manner as for the purposes of the oppression remedy, as set forth below) may apply to the court for leave to bring an action in the name of, and on behalf of, a corporation or any subsidiary, or to intervene in a existing action to which any corporation is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation. Under the Canada Business Corporations Act, no action may be brought and no intervention in an action may be made unless the court is satisfied that:

•	the complainant has given not less than 14 days notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court and the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action;

•	the complainant is acting in good faith; and

•	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

      Under the Canada Business Corporations Act, the court in a derivative action may make any order it thinks fit including:

•	an order authorizing the complainant or any other person to control the conduct of the action;

•	an order directing the conduct of the action;

•	an order directing that any damages payable by a defendant in the action will be paid, in whole or in part, directly to former and present security holders of the corporation or its subsidiary instead of the corporation or its subsidiary; and

•	an order requiring the corporation or its subsidiary to pay reasonable legal fees and any other costs reasonably incurred by the complainant in connection with the action.

      Additionally, under the Canada Business Corporations Act, a court may order a corporation or its subsidiary to pay the complainant’s interim costs, including reasonable legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, the complainant is not required to give security for costs in a derivative action.

Oppression Remedy

      Extensity. Although directors and officers of a Delaware corporation owe fiduciary duties to the corporation and its stockholders, as described below, the Delaware General Corporation Law does not provide for a statutory oppression remedy.

      Geac. The Canada Business Corporations Act provides a statutory oppression remedy that enables a court to issue interim and final orders to rectify the matters complained of, if the court is satisfied, upon application of a complainant as defined below, that:

•	any act or omission of the corporation or an affiliate effects a result;

•	the business or affairs of the corporation or an affiliate are or have been carried on or conducted in a manner; or

•	the powers of the directors of the corporation or an affiliate are or have been exercised in a manner;

that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer of the corporation.

      A complainant includes:

•	a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates;

•	a present or former officer or director of the corporation or any of its affiliates;

•	the director appointed under Section 260 of the Canada Business Corporations Act; and

•	any other person who in the discretion of the court is a proper person to make a complaint.

      The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders and other complainants. While conduct which is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Additionally, a court may order a corporation or its subsidiary to pay the complainant’s interim costs, including reasonable legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition, a complainant is not required to give security for costs in an oppression action.

Payment of Dividends and Repurchase of Shares

      Extensity. The Delaware General Corporation Law permits a corporation, unless otherwise restricted by the certificate of incorporation, to declare dividends out of surplus, or if there is no surplus, out of the net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, Delaware General Corporation Law generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation.

      Geac. Under the Canada Business Corporations Act, a corporation may pay a dividend by issuing fully paid shares of the corporation. A corporation may also pay a dividend in money or property unless there are reasonable grounds for believing that (1) the corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (2) the realizable value of the corporation’s assets would be less than the aggregate of its liabilities and stated capital of all classes. Under the Canada Business Corporations Act, a purchase or other acquisition by a corporation of its shares is generally subject to the solvency tests similar to those applicable to the payment of dividends, as set out above.

Fiduciary Duties of Directors

      Extensity. Under the Delaware General Corporation Law, directors owe a duty of care and a duty of loyalty to the corporation. The duty of care requires that the directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the directors reasonably believe to be in the best interests of the stockholders.

      Geac. Pursuant to section 122 of the Canada Business Corporations Act, the duty of loyalty requires directors of a corporation to act honestly and in good faith with a view to the best interests of the corporation, and the duty of care requires that the directors exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Indemnification of Officers and Directors

      Extensity. The Delaware General Corporation Law provides that a corporation may indemnify any of its present and former directors, officers, employees and agents, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. A corporation may indemnify these persons against all reasonable expenses, including attorneys fees and, except in actions initiated by or for the corporation, against all judgments, fines and settlement amounts if the indemnified person:

•	acted in good faith;

•	acted in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation; and

•	in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

      A corporation may not indemnify a person in connection with an action initiated by, or for the corporation, for any claim, issue or matter where the person is judged to be liable to the corporation unless, and only to the extent that, the court in which the action was brought determines that the person is entitled to indemnity. Expenses incurred by an officer or director in defending any action, may be paid by the corporation in advance of the final disposition of such action, upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation as authorized in this section. The Delaware General Corporation Law provides that a corporation will indemnify a present or former director or officer to the extent that he or she is successful on the merits or otherwise in the defense of any claim, issue or matter associated with the action.

      Generally, the Extensity charter and bylaws require Extensity to indemnify its directors and officers to the fullest extent permitted by applicable law. Extensity has also entered into indemnification agreements with its directors and certain officers.

      Geac. The Canada Business Corporations Act provides that a corporation may advance monies to a director, or officer or other individual for the costs, charges and expenses of a proceeding for which the corporation is permitted to indemnify such a person. The individual shall repay such monies if he or she does not fulfill the conditions for indemnification.

      Under the Canada Business Corporations Act, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer of another body corporate referred to as an “indemnifiable person”, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, investigative or administrative action or proceeding in which the indemnifiable person is involved because of their association with the corporation or such body corporate, if he or she was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and: (i) he or she acted honestly and in good faith with a view to the best interests of such corporation; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. An indemnifiable person is entitled under the Canada Business Corporations Act to such indemnity from the corporation if he or she was substantially successful on the merits in his or her defense of the action or proceeding and fulfilled the conditions set out in (i) and (ii) above. A corporation may, with the approval of a court, also indemnify an indemnifiable person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which such person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, if he or she fulfills the conditions set forth in (i) and (ii), above.

      The Geac bylaws require Geac to indemnify specified persons to the fullest extent authorized by applicable law.

Director Liability

      Extensity. The Delaware General Corporation Law provides that a corporation’s certificate of incorporation may include a provision which limits or eliminates the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that the liability does not arise from certain proscribed conduct, including intentional misconduct and breach of the duty of loyalty. Extensity’s charter contains a provision limiting the liability of its directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law.

      Geac. The Canada Business Corporations Act provides that no provision in a contract, the articles, the bylaws or a resolution relieves a director or officer from the duty to act in accordance with the Canada Business Corporations Act or the regulations or relieves them from liability for a breach thereof. The bylaws of Geac provide certain protections from liability to directors and officers of Geac, as long as they have not breached their duties under the Canada Business Corporations Act.

Access to Corporate Records

      Extensity. Under the Delaware General Corporation Law, any stockholder of a Delaware corporation may examine the list of stockholders and any stockholder making a written demand may inspect any other corporate books and records for any purpose reasonably related to the stockholder’s interest as a stockholder.

      Geac. Under the Canada Business Corporations Act, stockholders, creditors, their agents and legal representatives, after giving the required notice, may examine the consolidated financial statements and certain of the records of a corporation such as Geac during usual business hours and take copies of extracts free of charge.

Preemptive Rights

      Extensity. Under the Delaware General Corporation Law, a stockholder does not have preemptive rights unless they are specifically granted in the corporation’s certificate of incorporation. Extensity’s charter does not provide for preemptive rights.

      Geac. Under the Canada Business Corporations Act, if provided in the articles of a corporation, no shares of a class will be issued unless the shares have first been offered to stockholders holding shares of that class, and those stockholders have preemptive rights to acquire the offered shares in proportion to their holdings of the shares of that class, at the price and on the terms that those shares are to be offered to others. Geac’s charter does not provide for preemptive rights.

Transactions with Interested Directors

      Extensity. Under the Delaware General Corporation Law, a contract or transaction between a corporation and a director with a financial interest in the contract or transaction is not void or voidable if:

•	the director discloses the material facts of his or her relationship or interest in the contract or transaction to the board of directors or the board of directors knows of the material facts of the interested director’s relationship or interest in the contract or transaction, and the board of directors authorizes the contract or transaction in good faith by affirmative vote of a majority of disinterested directors, although less than a quorum;

•	the director discloses the material facts of his or her relationship or interest in the contract or transaction to the stockholders entitled to vote on the matter or the stockholders entitled to vote on the matter know of the material facts of the interested director’s relationship or interest in the contract or transaction, and the stockholders authorize the contract or transaction in good faith; or

•	the contract or transaction is fair to the corporation at the time it is authorized, approved, or ratified, by the board of directors, a committee of the board or the stockholders.

      Geac. The Canada Business Corporations Act requires that a director or officer of a corporation disclose to the corporation, in writing or by requesting to have it entered in the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interests in a material contract or material transaction, whether made or proposed, with the corporation if the director or officer:

•	is a party to the contract or transaction;

•	is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or

•	has a material interest in a party to the contract or transaction.

      An interested director is prohibited from voting on a resolution to approve the contract or transaction except in certain circumstances, which include the contract or transaction relating primarily to his or her remuneration, a contract or transaction for indemnification or liability insurance of the director, or a contract or transaction with an affiliate of the corporation. If a director or officer has disclosed his or her interest in accordance with the Canada Business Corporations Act, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the corporation when it was approved, the director or officer is not accountable to the corporation or its shareholders for any profit realized from the contract or transaction and the contract or transaction is not invalid. Even if the foregoing conditions are not met, the Canada Business Corporations Act provides that, a director or officer, acting honestly and in good faith, is not accountable to the corporation or to its shareholders for any profit realized from a contract or transaction for which disclosure is required under the Canada Business Corporations Act and the contract or transaction is not invalid by reason only of the interest of the director or officer in the contract or transaction, if:

•	the contract or transaction is approved or confirmed by a special resolution at a meeting of shareholders;

•	disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before the contract or transaction was approved or confirmed; and

•	the contract or transaction was reasonable and fair to the corporation when it was approved or confirmed.

Requirements for Extraordinary Corporate Transactions

Vote Required for Extraordinary Transactions, Including Sale or Lease of Substantially All Assets

      Extensity. The Delaware General Corporation Law generally requires the affirmative vote of the holders of a majority of the outstanding voting stock to authorize any merger, consolidation, dissolution or sale of all or substantially all of the assets of a corporation. Unless required by the corporation’s certificate of incorporation, no authorizing stockholder vote is required of a corporation surviving a merger if:

•	the merger agreement does not amend the surviving corporation’s certificate of incorporation;

•	each share of stock of the surviving corporation outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving corporation after the merger; and

•	the number of shares to be issued in the merger plus those initially issued upon conversion do not exceed 20% of the surviving corporation’s outstanding common stock immediately prior to the merger.

      Approval by a parent corporation’s stockholders is not required under the Delaware General Corporation Law for any merger or consolidation of a subsidiary with and into its parent corporation if the parent corporation owns at least 90% of the outstanding shares of each class of stock of the subsidiary.

      Geac. Under the Canada Business Corporations Act, extraordinary corporate actions, such as certain amalgamations, continuances, sales, leases or exchanges of all or substantially all of the property of a corporation other than in the ordinary course of business, and other extraordinary actions such as liquidations or dissolutions are required to be approved by special resolution. For such approvals, each share of the corporation carries the right to vote, whether or not the shares are designated as voting shares in the corporation’s articles. In some cases the special resolution to approve an extraordinary corporate action must also be approved separately by the holders of a class or series of shares, including a class or series that does not otherwise have the right to vote.

      A corporation may also apply to a court for an order approving an arrangement which includes an amalgamation, a transfer of all or substantially all the property of a corporation to another corporation in exchange for property, money or securities of the corporation, or liquidation and dissolution where it is not insolvent and where it is not practicable for the corporation to make such fundamental change under other provisions of the Canada Business Corporations Act. The court may make any interim or final order it thinks fit with respect to the proposed arrangement.

      Shareholder approval is not required for an amalgamation between a parent corporation and one or more of its wholly owned subsidiaries or between two or more wholly owned subsidiaries.

Anti-takeover Provisions and Interested Stockholder Transactions

      Extensity. The Delaware General Corporation Law generally provides that any person who owns 15% or more of the corporation’s voting stock is an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years following the time the person became an interested stockholder, unless:

•	the corporation’s board of directors has approved, before the time the person became an interested stockholder, either the business combination or the transaction that resulted in the person becoming an interested stockholder;

•	upon completion of the transaction that resulted in the person becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation’s voting stock outstanding at the time the transaction is commenced, excluding shares owned by (1) persons who are both directors and officers and (2) employee stock plans in which participants do not have a right to determine confidentially whether shares will be tendered in a tender or exchange offer; or

•	the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, of the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

      For the purposes of determining whether a person is the “owner” of 15% or more of a corporation’s voting stock, ownership is defined broadly to include direct and indirect beneficial ownership and the right, directly or indirectly, to acquire the stock or to control the voting or disposition of the stock. A “business combination” is also defined broadly to include:

•	mergers and sales or other dispositions of 10% or more of the assets of a corporation with or to an interested stockholder;

•	transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries;

•	transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by the interested stockholder; and

•	receipt by the interested stockholder of the benefit, except proportionately as a stockholder, of any loans, advances, guarantees, pledges or other financial benefits.

      These restrictions placed on interested stockholders do not apply under certain circumstances, including, but not limited to, the following:

•	if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 of the Delaware General Corporation Law; or

•	if the corporation, by action of its stockholders, adopts an amendment to its bylaws or certificate of incorporation expressly electing not to be governed by the section, provided that the amendment:

•	is approved by the affirmative vote of a majority of the outstanding shares entitled to vote;

•	will not be effective until 12 months after its adoption; and

•	will not apply to any business combination with a person who became an interested stockholder at or prior to adoption.

      Extensity’s charter does not exempt it from the application of the business combination section of the Delaware General Corporation Law.

      Geac. The Canada Business Corporations Act does not contain a comparable provision with respect to business combinations. However, the requirements of certain Canadian securities regulatory authorities, including Rule 61-501 of the Ontario Securities Commission, contain requirements in connection with “related party transactions”. A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, acquires or transfers an asset or acquires or issues treasury securities or assumes or transfers a liability from or to, as the case may be, a related party by, any means in any one or any combination of transactions. “Related party” is defined in Rule 61-501 to include, in relation to the issuer or a related party involved in the transaction, directors, senior officers and holders of securities sufficient to materially affect control of the issuer or of such other party, or persons beneficially owning or exercising control or direction over more than 10% of the voting securities of the issuer or of such other party.

      Rule 61-501 requires more detailed disclosure in the proxy material sent to securityholders in connection with a related party transaction, and, subject to certain exceptions, the preparation by an independent valuer of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered therefor and the inclusion of a summary of the valuation in the proxy material. Rule 61-501 also requires that, subject to certain exceptions, the shareholders of the issuer, other than related parties, separately approve the transaction, by either a simple majority or two-thirds of the votes cast, depending on the circumstances.

      These requirements of Canadian securities regulators provide, in addition to specified exemptions in certain circumstances, for discretion to be exercised by such regulators to exempt parties from some or all of such requirements, with or without conditions, where such regulators consider it to be consistent with the public interest to do so. In general, these requirements of Canadian securities laws are administered and enforced by securities regulators rather than by the courts and the basis upon which those regulators take jurisdiction over a matter and the remedies that may be available differ significantly from those applicable to the requirements of corporate law contained in the Canada Business Corporations Act.

APPRAISAL RIGHTS

      Under the Delaware General Corporation Law, Extensity stockholders may object to the merger and demand in writing that Extensity pay the fair value of their shares. Determination of fair value is based on all relevant factors, but excludes any appreciation or depreciation resulting from the anticipation or accomplishment of the merger. Stockholders who wish to exercise appraisal rights must comply with all of the procedures to secure and preserve those rights. A copy of Section 262 of the Delaware General Corporation Law, which sets forth procedures a stockholder requesting appraisal must follow, is attached as Annex E to this document. These procedures are complicated and must be followed completely. An Extensity stockholder’s failure to comply with the procedures set forth in Section 262 can cause such stockholder’s appraisal rights to terminate. The following information is only a summary of the required procedures and is qualified in its entirety by the provisions of Section 262. Please review Section 262 for the complete procedures. Neither Geac nor Extensity will give you any notice other than as described in this document and as required by the Delaware General Corporation Law.

      General requirements. If you are an Extensity stockholder and you wish to exercise your appraisal rights, Section 262 generally requires the following:

•	Written demand for appraisal. You must deliver a written demand for appraisal to Extensity before the vote is taken at the Extensity stockholders’ meeting. This written demand for appraisal must be separate from the proxy. Failure to return the proxy, or returning the proxy with a notation on it, will not alone constitute demand for appraisal. Similarly, a vote against the merger will not satisfy the requirement that you make written demand for appraisal. You should read this section and Section 262 for more details on making a demand for appraisal.

•	Refrain from voting for the merger proposal. You must not vote in favor of adopting and approving the merger agreement and the merger. If you return a properly executed proxy or otherwise vote in favor of adopting and approving the merger agreement and the merger, your right to appraisal will terminate, even if you previously filed a written demand for appraisal. You do not have to vote against the merger agreement and the merger in order to preserve your appraisal rights.

•	Continuous ownership of Extensity shares. You must continuously hold your shares of Extensity stock from the date you make the demand for appraisal through the closing of the merger.

      Requirements for Written Demand for Appraisal. A written demand for appraisal of Extensity stock is only effective if it is received by Extensity before the vote is taken at the special meeting on the proposal to adopt and approve the merger agreement and the merger and if it is signed by, or for, the stockholder of record who owns the shares at the time the demand is made. The demand should specify the stockholder’s name and mailing address, the number of shares of stock owned, and that the stockholder is thereby demanding appraisal of such stockholder’s shares. The demand must be signed as the stockholder’s name appears on its stock certificate(s) and received by Extensity at Extensity, Inc., 2200 Powell Street, Suite 300, Emeryville, California 94608, Attention: Secretary.

      Written notice. Within 10 days after the closing of the merger, Extensity must give written notice that the merger has become effective to each stockholder who has fully complied with the conditions of Section 262.

      Petition with the Chancery Court. Within 120 days after the closing of the merger, either Extensity or any stockholder who has fully complied with the conditions of Section 262 may file a petition in the Delaware Court of Chancery. This petition must request that the Chancery Court determine the value of the shares of Extensity stock held by all of the stockholders who are entitled to appraisal rights. If you intend to exercise your rights of appraisal, you must fully comply with Section 262 and file a petition in the Chancery Court at the appropriate time. If you do not file such a petition within 120 days after the closing, you will lose your rights of appraisal. Extensity has no obligation to file a petition and has no intentions at this time to file a petition.

      Withdrawal of demand. A stockholder may withdraw a demand for appraisal at any time within 60 days after the closing of the merger. A stockholder may also withdraw a demand for appraisal after 60 days after the closing of the merger, but only with the written consent of Extensity. A stockholder who withdraws a demand for appraisal will receive the merger consideration (either Geac common shares or cash, at Geac’s election) provided in the merger agreement.

      Request for Appraisal Rights Statement. If you intend to exercise your appraisal rights and have fully complied with the conditions of Section 262, you will be entitled to receive a statement from Extensity setting forth the number of shares for which appraisal rights have been exercised and the number of stockholders who own those shares. In order to receive this statement, you must send a written request to Extensity within 120 days after the closing of the merger. After the merger, Extensity will have 10 days after receiving a request to mail the statement to the stockholder.

      Chancery Court Procedures. If you properly file a petition for appraisal in the Chancery Court and deliver a copy to Extensity, Extensity will then have 20 days to provide the Chancery Court with a list of the names and addresses of all stockholders who have demanded appraisal and have not reached an agreement with Extensity as to the value of their shares. The Chancery Court will then send notice to all of the stockholders who have demanded appraisal. If the Chancery Court decides it is appropriate, it has the power to conduct a hearing to determine whether the stockholders have fully complied with and are entitled to appraisal under Section 262. The Chancery Court may also require these stockholders to submit their stock certificates to the Registry in Chancery so that it can note on the certificates that an appraisal proceeding is pending. Stockholders who do not follow the Chancery Court’s directions may be dismissed from the proceeding.

      Appraisal of Shares. After the Chancery Court determines which stockholders are entitled to appraisal rights, the Chancery Court will appraise such stockholders’ shares. To determine the fair value of these shares, the Chancery Court will consider all relevant factors except for any appreciation or depreciation resulting from the anticipation or accomplishment of the merger. After the Chancery Court determines the fair value of these shares, it will direct Extensity to pay that value to the stockholders who are entitled to appraisal and who surrender their stock certificates to Extensity. The Chancery Court can also direct Extensity to pay interest, simple or compound, on that value if the Chancery Court determines that interest is appropriate on its own initiative or upon request.

      The Chancery Court could determine that the fair value of shares of Extensity stock is more than, the same as, or less than the merger consideration. In other words, if you demand appraisal rights, you could receive less consideration than you would under the merger agreement.

      Costs and Expenses of Appraisal Proceeding. The costs and expenses of the appraisal proceeding may be assessed against Extensity or the stockholders participating in the appraisal proceeding, or both, as the Chancery Court deems equitable under the circumstances.

      Loss of Stockholder’s Rights. If you demand appraisal and fully comply with Section 262, after the closing of the merger you will not be entitled to:

•	vote your shares of stock for which you have demanded appraisal for any purpose;

•	receive payment of dividends or any other distribution with respect to your shares, except for dividends or distributions, if any, that are payable to holders of record as of a record date before the effective time of the merger; or

•	receive the payment of the consideration provided for in the merger agreement.

      However, if you have demanded appraisal and fully complied with Section 262, you can regain these rights if no petition for an appraisal is filed within 120 days after the closing of the merger, or if you deliver to Extensity a written withdrawal of your demand for an appraisal and your acceptance of the merger, either within 60 days after the closing of the merger or, if later than 60 days after the closing of the merger, with the written consent of Extensity. As explained above, these actions will also terminate your appraisal rights. However, once commenced, an appraisal proceeding in the Chancery Court cannot be dismissed without the Chancery Court’s approval. The Chancery Court may condition its approval upon any terms it considers just.

      If you fail to comply strictly with the procedures described previously you will lose your appraisal rights. Consequently, if you wish to exercise your appraisal rights, we strongly urge you to consult a legal advisor before attempting to exercise your appraisal rights.

WHERE YOU CAN FIND MORE INFORMATION

      Extensity files reports, proxy statements and other information with the Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended. Geac is a Canadian corporation and does not make regular filings with the SEC.

      You may read and copy reports, proxy statements and other information filed by Extensity with the SEC at the SEC’s Public Reference Room, Room 1024, 450 Fifth Street, NW, Washington, DC 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, NW, Washington, DC 20549. Extensity files its reports, proxy statements and other information electronically with the SEC. You may access information on Extensity at the SEC web site containing reports, proxy statements and other information at www.sec.gov.

      Geac is a Canadian company whose common shares are listed on the Toronto Stock Exchange. To date, Geac has not been required to file periodic reports, proxy statements or other information (other than this proxy statement/ prospectus and related information) with the SEC. Geac files reports, statements and other information with the Canadian provincial securities administrators, which are available at various of the Canadian provinces’ securities administrators’ public reference sources. Geac filings are also electronically available to the public from the Canadian System for Electronic Document Analysis and Retrieval, the Canadian equivalent of the SEC EDGAR system, at www.sedar.com.

      Following the completion of the merger, Geac will be required, under Section 15(d) of the Securities Exchange Act, to file periodic reports with the SEC. However, as a “foreign private issuer,” Geac will be exempt from some other requirements of the Act, including the proxy rules and information requirements of Section 14 of the Act and the reporting and short-swing profit recovery provisions applicable to officers, directors and significant shareholders under Section 16 of the Act. If you make a stock election and continue to hold Geac common shares, Geac will furnish to you the same periodic reports that it currently furnishes to Geac shareholders, including audited annual consolidated financial statements and unaudited quarterly consolidated financial statements, unless you notify Geac of your desire not to receive these reports, as well as proxy circulars and related materials for annual and special meetings of shareholders.

      Geac filed a registration statement on Form F-4 to register with the SEC the Geac common shares to be issued to holders of Extensity common stock who elect to receive them in the merger. This document is a part of that registration statement and constitutes the prospectus of Geac in addition to being a proxy statement to the Extensity stockholders. As allowed by SEC rules, this document does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Please refer to the registration statement for further information with respect to Geac, Extensity and any Geac common shares to be issued in the merger.

      Following the merger, Geac expects to continue to be a “foreign private issuer” eligible to file reports under the Securities Exchange Act and the multi-jurisdictional disclosure system. The multi-jurisdictional disclosure system facilitates cross-border offerings of securities and continuous reporting by specified Canadian issuers. The system permits eligible companies in the United States and Canada to offer securities in the other country using the disclosure documents meeting the regulatory requirements of their home country. As a corporation governed by the Canada Business Corporations Act and subject to reporting requirements of the various securities regulatory authorities in Canada, Geac is required to prepare and file financial information in Canada under accounting principles generally accepted in Canada, or Canadian GAAP.

      Following the merger, Geac expects to file with the SEC and various securities regulatory authorities in Canada annual reports, including consolidated financial statements denominated in Canadian dollars and prepared under accounting principles generally accepted in Canada, or Canadian GAAP, which will include a reconciliation to accounting principles generally accepted in the United States, or US GAAP.

      You may request a copy of Geac’s filings at no cost by writing or telephoning:

GEAC COMPUTER CORPORATION LIMITED

11 Allstate Parkway, Suite 300
Markham, Ontario L3R9T8
Canada
Tel: (905) 475-0525
Attn: Investor Relations
email: investor@geac.com

      You may request a copy of Extensity’s filings at no cost by writing or telephoning:

EXTENSITY, INC.

2200 Powell Street, Suite 300
Emeryville, California 94608
Tel: (510) 594-5964
Attn: Investor Relations
email: ir@extensity.com

      To ensure timely delivery of the documents, any requests should be received by February 26, 2003.

      If you have additional questions about the merger or about the solicitation of your proxy, you should contact Georgeson Shareholder Communications, Inc. at 1-866-295-4329.

INDEX TO FINANCIAL STATEMENTS

Historical consolidated financial statements of Geac:
Report of independent accountants	F-2
Consolidated balance sheets as of April 30, 2001 and 2002 and October 31, 2002 (unaudited)	F-3
Consolidated statements of operations for the years ended April 30, 2001 and 2002 and the six months ended October 31, 2001 and 2002 (unaudited)	F-4
Consolidated statements of shareholders’ equity (deficiency) for the years ended April 30, 2001 and 2002 and the six months ended July 31, 2002 (unaudited)	F-5
Consolidated statements of cash flows for the years ended April 30, 2001 and 2002 and the six months ended October 31, 2001 and 2002 (unaudited)	F-6
Notes to consolidated financial statements	F-7
Historical consolidated financial statements of Extensity:
Report of independent accountants	F-35
Consolidated balance sheets as of December 31, 2000 and 2001 and September 30, 2002 (unaudited)	F-36
Consolidated statements of operations and comprehensive loss for the years ended December 31, 1999, 2000 and 2001 and the nine months ended September 30, 2001 and 2002 (unaudited)	F-37
Consolidated statements of stockholders’ equity (deficit) for the years ended December 31, 1999, 2000 and 2001 and the nine months ended September 30, 2002 (unaudited)	F-38
Consolidated statements of cash flows for the years ended December 31, 1999, 2000 and 2001 and the nine months ended September 30, 2001 and 2002 (unaudited)	F-39
Notes to consolidated financial statements	F-40
Unaudited pro forma condensed combined financial information:
Unaudited pro forma condensed combined balance sheet as of October 31, 2002 (all cash election)	F-56
Unaudited pro forma condensed combined balance sheet as of October 31, 2002 (all shares election)	F-57
Unaudited pro forma condensed combined statement of operations for the year ended April 30, 2002 (all cash election)	F-58
Unaudited pro forma condensed combined statement of operations for the six month period ended October 31, 2002 (all cash election)	F-59
Unaudited pro forma condensed combined statement of operations for the year ended April 30, 2002 (all shares election)	F-60
Unaudited pro forma condensed combined statement of operations for the six month period ended October 31, 2002 (all shares election)	F-61
Notes to unaudited pro forma condensed combined financial information	F-62

F–1

June 14, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Geac Computer Corporation Limited

      We have audited the consolidated balance sheets of Geac Computer Corporation Limited as at April 30, 2002 and 2001 and the consolidated statements of operations, shareholders’ equity (deficiency) and cash flows for each of the years in the two-year period ended April 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the two-year period ended April 30, 2002 in accordance with generally accepted accounting principles in the United States of America.

      As we discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets effective May 1, 2001.

Chartered Accountants

Toronto, Ontario, Canada

F–2

GEAC COMPUTER CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

(Canadian dollars, amounts in thousands)

	October 31,	April 30,

	2002	2002	2001
	$	$	$

	(Unaudited)
Assets
Current assets
Cash and cash equivalents	69,397	115,669	36,210
Accounts receivable and other (note 3)	66,887	79,032	98,833
Unbilled receivables	7,689	7,607	14,093
Future income taxes (note 18)	14,504	20,508	33,142
Inventory (note 4)	2,683	2,119	4,397
Prepaid expenses	21,568	21,016	20,703

	182,728	245,951	207,378
Future income taxes (note 18)	47,892	58,073	53,049
Property, plant and equipment (note 5)	41,611	47,679	63,250
Intangible assets (note 6)	—	424	2,071
Goodwill (note 7)	102,022	97,324	102,591

	374,253	449,451	428,339

Liabilities
Current liabilities
Bank indebtedness (note 10)	—	—	39,395
Accounts payable and accrued liabilities (note 8)	122,284	170,309	153,267
Income taxes payable	42,218	44,596	38,474
Current portion of long-term debt (note 11)	2,180	1,987	3,292
Deferred revenue	139,265	188,364	221,144

	305,947	405,256	455,572
Deferred revenue	6,551	10,679	23,237
Long-term debt (note 11)	7,673	9,954	6,483

	320,171	425,889	485,292

Shareholders’ Equity (Deficiency)
Share capital (note 13)
Preference shares; no par value; unlimited shares authorized; none issued or outstanding
Common shares; no par value; unlimited shares authorized; issued and outstanding 78,692 shares at October 31, 2002; 78,145 shares at April 30, 2002; 62,031 shares at April 30, 2001	157,094	154,524	113,131
Additional paid-in capital	2,765	3,788	3,070
Purchase warrants	1,566	1,750	—
Deferred stock-based compensation	(944)	(1,294)	(905)
Employee loans to acquire shares	(375)	(375)	(375)
Accumulated other comprehensive loss	(10,683)	(5,194)	(173)
Deficit	(95,341)	(129,637)	(171,701)

	54,082	23,562	(56,953)

	374,253	449,451	428,339

Commitments and contingencies (note 12)

Approved by the Board of Directors

Charles S. Jones Chairman	Robert L. Sillcox Chair of the Audit Committee

The accompanying notes are an integral part of these consolidated financial statements.

F–3

GEAC COMPUTER CORPORATION LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS

(Canadian dollars, amounts in thousands, except per share amounts)

	Six Months Ended October 31,		Years Ended April 30,

	2002	2001	2002	2001
	$	$	$	$

	(Unaudited)	(Unaudited)
Revenues
Software	32,751	41,352	83,718	91,392
Support and services	256,016	297,516	583,778	671,889
Hardware	25,608	23,591	51,956	74,402

Total revenues	314,375	362,459	719,452	837,683

Cost of revenues
Software	4,644	4,216	11,429	15,687
Support and services	112,747	138,741	273,180	346,234
Hardware	21,893	19,666	42,022	60,794

Total cost of revenues	139,284	162,623	326,631	422,715

Gross profit	175,091	199,836	392,821	414,968

Operating expenses
Sales and marketing	44,471	46,451	93,173	124,616
Product development (note 9)	34,413	47,070	92,792	117,309
General and administrative	44,014	48,529	91,452	104,011
Net restructuring and other unusual items (note 17)	(1,157)	(731)	45,861	295,943
Amortization of goodwill	—	—	—	58,129
Amortization of intangible assets	435	843	1,738	61,752

Total operating expenses	122,176	142,162	325,016	761,760

Income (loss) from operations	52,915	57,674	67,805	(346,792)

Interest income	916	792	1,900	1,666
Interest expense	(395)	(1,638)	(3,521)	(14,310)
Gain on disposal of business (note 21)	—	1,062	5,073	97,300
Other income (expense), net	2,378	1,630	933	(5,581)

Income (loss) from operations before income taxes	55,814	59,520	72,190	(267,717)
Income taxes (note 18)	21,518	25,398	30,126	(32,925)

Net income (loss)	34,296	34,122	42,064	(234,792)
Other comprehensive income (loss)
Foreign exchange translation adjustment	(5,489)	(5,302)	(5,021)	1,346

Comprehensive income (loss)	28,807	28,820	37,043	(233,446)

Basic net income (loss) per share	0.44	0.50	0.58	(3.78)

Diluted net income (loss) per share	0.43	0.49	0.56	(3.78)

Weighted average number of common shares outstanding (note 15)
Basic	78,326	68,178	73,130	62,068
Diluted	80,358	69,908	75,784	62,068

The accompanying notes are an integral part of these consolidated financial statements.

F–4

GEAC COMPUTER CORPORATION LIMITED

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Canadian dollars, amounts in thousands)
For the years ended April 30, 2002 and 2001

							Employee	Accumulated		Total
	Share capital		Additional			Deferred	loans to	other	Retained	shareholders’
			paid-in	Special	Purchase	stock-based	acquire	comprehensive	earnings	equity
		Amount	capital	warrants	warrants	compensation	shares	income (loss)	(deficit)	(deficiency)
	shares	$	$	$	$	$	$	$	$	$

Audited balance — April 30, 2000	62,143	113,060	3,267	—	—	(2,799)	(2,912)	(1,519)	66,278	175,375
Expiry of options vested	—	18	(18)	—	—	—	—	—	—	—
Stock option compensation costs	—	—	(179)	—	—	1,894	—	—	—	1,715
Issued for cash (note 13)	114	464	—	—	—	—	—	—	—	464
Purchased through normal course issuer bid and subsequently cancelled (note 13)	(226)	(411)	—	—	—	—	—	—	(650)	(1,061)
Net loss	—	—	—	—	—	—	—	—	(234,792)	(234,792)
Write-off of employee loan	—	—	—	—	—	—	2,537	—	(2,537)	—
Foreign exchange translation adjustment	—	—	—	—	—	—	—	1,346	—	1,346

Audited balance — April 30, 2001	62,031	113,131	3,070	—	—	(905)	(375)	(173)	(171,701)	(56,953)
Expiry of options vested	—	86	(86)	—	—	—	—	—	—	—
Stock option compensation costs	—	—	804	—	—	(389)	—	—	—	415
Issued for cash (note 13)	6,114	25,172	—	17,885	—	—	—	—	—	43,057
Exercise of special warrants (note 13)	10,000	16,135	—	(17,885)	1,750	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	42,064	42,064
Foreign exchange translation adjustment	—	—	—	—	—	—	—	(5,021)	—	(5,021)

Audited balance — April 30, 2002	78,145	154,524	3,788	—	1,750	(1,294)	(375)	(5,194)	(129,637)	23,562
Expiry of options vested (unaudited)	—	870	(870)	—	—	—	—	—	—	—
Stock option compensation costs (unaudited)	—	—	(153)	—	—	350	—	—	—	197
Issued for cash (unaudited)	22	72	—	—	—	—	—	—	—	72
Exercise of purchase warrants (unaudited)	525	1,628	—	—	(184)	—	—	—	—	1,444
Net income (unaudited)	—	—	—	—	—	—	—	—	34,296	34,296
Foreign exchange translation adjustment (unaudited)	—	—	—	—	—	—	—	(5,489)	—	(5,489)

Unaudited balance — October 31, 2002	78,692	157,094	2,765	—	1,566	(944)	(375)	(10,683)	(95,341)	54,082

The accompanying notes are an integral part of these consolidated financial statements.

F–5

GEAC COMPUTER CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian dollars, amounts in thousands)

	Six Months Ended
	October 31,		Years Ended April 30,

	2002	2001	2002	2001
	$	$	$	$

	(Unaudited)	(Unaudited)
Cash provided by (used in)
Operating activities
Net income (loss)	34,296	34,122	42,064	(234,792)
Adjusted for items not involving cash:
Amortization of intangible assets and goodwill	435	843	1,738	119,881
Amortization of property, plant and equipment	9,503	9,868	18,058	20,466
Writedown of intangible assets and goodwill	—	—	—	252,831
Writedown of other assets	—	—	2,668	—
Writedown of property, plant and equipment	—	—	5,065	3,634
Future income tax expense (recovery)	16,704	9,260	9,955	(50,447)
Reversal of accrued liabilities and other provisions	(1,157)	(4,944)	(6,911)	—
Gain on disposal of business	—	(1,062)	(5,256)	(97,300)
Other	(1,108)	(633)	462	2,258
Changes in non-cash working capital excluding deferred revenue:
Accounts receivable and unbilled receivables	17,390	27,413	27,264	76,794
Inventory	(382)	(136)	2,417	5,430
Prepaid expenses	313	(5,679)	(300)	(4,406)
Accounts payable and accrued liabilities	(55,123)	(12,296)	22,524	(57,514)
Income taxes payable	(3,065)	17,451	5,555	21,140
Changes in deferred revenue	(59,143)	(71,183)	(43,928)	(64,052)

	(41,337)	3,024	81,375	(6,077)

Investing activities
Acquisitions, less cash acquired	(3,763)	—	—	(45,009)
Proceeds from divestiture of operations, less cash divested	—	1,485	1,626	158,580
Net additions to property, plant and equipment	(732)	(2,539)	(5,529)	(3,827)
Additions to other assets	—	(3,130)	(3,130)	—

	(4,495)	(4,184)	(7,033)	109,744

Financing activities
Issuance (repurchase) of common shares and special warrants	1,516	42,780	43,057	(596)
Decrease in bank indebtedness	—	(39,489)	(39,489)	(101,584)
Issuance (repayment) of long-term debt	(3,017)	3,151	1,651	(5,603)

	(1,501)	6,442	5,219	(107,783)

Effect of exchange rate changes on cash and cash equivalents	1,061	60	(102)	(625)

Cash and cash equivalents
Net increase (decrease) in cash and cash equivalents	(46,272)	5,342	79,459	(4,741)
Cash and cash equivalents — Beginning of period	115,669	36,210	36,210	40,951

Cash and cash equivalents — End of period	69,397	41,552	115,669	36,210

F–6

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

1.     Nature of operations

      Geac Computer Corporation Limited (Geac or the Company) is a provider of software and systems solutions, which include cross-industry enterprise business application systems for financial administration and human resources functions and enterprise resources planning applications for manufacturing, distribution and local government administration as well as supply chain management. These cross-industry applications are marketed globally and span a number of product lines. Geac also provides industry-specific applications tailored to the real estate, restaurant, property management, construction, libraries, and public safety marketplaces. The principal markets for these applications are in the United States. Geac is a reseller of computer hardware and software and provides a broad range of professional services, including network and technical services, application hosting, consulting, implementation services, and training.

2.     Summary of significant accounting policies

Adoption of new accounting pronouncement

      Effective May 1, 2001, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” This standard eliminates the amortization of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. Goodwill is required to be tested for impairment between the annual tests if an event occurs or circumstances change such that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying value. Prior to May 1, 2001, goodwill was amortized on a straight-line basis over the estimated periods of benefit not exceeding ten years.

Basis of presentation

      These consolidated financial statements are prepared in conformity with generally accepted accounting principles in the United States of America and presented in Canadian dollars.

      The unaudited financial statements at and for the six months ended October 31, 2002 and 2001 include, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the results of operations for such periods. Unaudited results of operations for the six months ended October 31, 2002 are not necessarily indicative of the results of operations which will be realized for the fiscal year ending April 30, 2003. The interim unaudited financial statements should be read in conjunction with the Company’s financial statements for the fiscal year ended April 30, 2002.

Accounting estimates

      The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including future income tax assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

      These consolidated financial statements comprise the financial statements of Geac Computer Corporation Limited and its subsidiary companies. Intercompany transactions have been eliminated.

F–7

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

Cash and cash equivalents

      Cash and cash equivalents are composed of cash and short-term, highly liquid investments with an original maturity of 90 days or less.

Inventory

      Work-in-progress and finished goods inventory are stated at the lower of cost on a first-in, first-out basis and net realizable value.

Property, plant and equipment

      Property, plant and equipment are recorded at cost less accumulated amortization and are amortized over the estimated useful lives of the related assets as follows:

• Buildings	40 years straight-line
• Computers, processing and office equipment and machinery	3 to 5 years straight-line
• Automobiles	4 years straight-line
• Leasehold improvements	Straight-line over the lease term
• Assets under capital leases	Straight-line over the useful lives of the assets, as indicated above

Valuation of long-lived assets

      The Company evaluates the carrying value of long-lived assets in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” An impairment review is performed whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The determination of any impairment is based on a comparison of estimated future cash flows anticipated to be generated during the remaining life of the asset to the net carrying value of the asset. An impairment loss is measured as the amount the carrying value exceeds the fair value of the asset.

Goodwill and intangible assets

      Goodwill and intangible assets are accounted for in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.”

      In accordance with SFAS No. 142, effective May 1, 2001, goodwill and indefinite life intangible assets are not subject to amortization. Instead, goodwill is tested annually for impairment.

      Amortizable intangible assets are amortized using the straight-line method over their estimated useful lives, which do not exceed 5 years.

      The Company reviews the carrying value of amortizable intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of the assets.

F–8

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

Income taxes

      Income taxes are accounted for under the liability method, whereby future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for income tax purposes. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are measured using income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the period in which the change occurs.

      Investment tax credits arising from research and development are deducted from related costs and, accordingly, are included in the determination of income in the same year as the related costs.

Revenue recognition

      The Company’s products and services are normally sold as a bundled arrangement, which includes the sale of software licenses, implementation and integration services, maintenance and technical support and, in some instances, computer hardware. For contracts with multiple elements, and for which vendor-specific objective evidence (“VSOE”) of fair value for the undelivered element exists, revenue is recognized for the delivered elements based upon the residual contract value as prescribed by Statement of Position (“SOP”) No. 98-9, “Modification of SOP No. 97-2 with respect to certain transactions.”

      Revenue from the sale of software licenses is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Arrangements for which the fees are not fixed or determinable are recognized in the period they become known and due.

      For software contracts sold through indirect channels, revenue is recognized upon delivery of the software products to the resellers, dependent on the shipping terms, provided that all fees are fixed or determinable, evidence of an arrangement exists and collectibility is reasonably assured. Contract terms do not provide resellers with product rotation rights, or rights of return.

      For contracts involving significant implementation or customization essential to the functionality of the Company’s products, the license and service revenues are recognized over the period of the engagement, using the percentage-of-completion method. Progress is measured using milestones or costs incurred. Revenue is classified in the financial statements as either license revenue or professional services revenue based upon the Company’s estimates of fair value for each of the elements. A provision for estimated contract losses is recognized in the period the loss becomes probable and can be reasonably estimated.

      Revenue from professional services, such as consulting fees or training fees, is recognized as the services are performed. Maintenance and support revenues are recognized ratably over the term of the related maintenance agreement, which is normally one year.

      The timing of revenue recognition often differs from contract payment schedules, resulting in revenues that have been earned but not yet billed. These amounts are included in unbilled receivables. Customer advances in excess of revenue earned and recognized are recorded as deferred revenue.

      The Company has established VSOE of fair value of its products and services for purposes of accounting for multiple-element arrangement and believes that the evidence gathered complies with the

F–9

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

requirements of SOP 97-2. VSOE is established for each of the elements in the arrangement based on the following:

•	Customers are generally required to renew their maintenance and technical support contracts annually and pay separately for such renewal. The Company considers the renewal rates, which are included as a term of the arrangement, to represent VSOE of fair value for the maintenance and technical support element in the arrangement.

•	The Company has an established history of selling consulting and professional services separately. The Company charges standard hourly rates for consulting services, which are based on the nature of the services and the experience of the professionals that are performing the services. The Company considers these rates to represent VSOE of fair value for consulting services.

•	The Company occasionally sells computer hardware, such as IBM e-server i-Series (formerly AS/400) servers, for use in conjunction with software systems where appropriate to provide a more complete solution to customers. The VSOE of fair value for this element of the arrangement is based on the price established by our suppliers and is consistent with the sales price actually paid by the Company to the suppliers, at a modest mark up.

      For the sale of software licenses bundled with a one-year service and maintenance contract, the Company generally invoices 100% of the fee at the inception of the license contract, with terms of 30 days. For maintenance renewals, 100% of the annual fee is charged at the inception of the maintenance contract, with terms of 30 days. Consulting contracts are generally billed based on time and materials, throughout the term of the assignment, with terms of 30 days.

     Research and development costs

      Research and development costs are expensed as incurred.

     Software development costs

      The Company accounts for software development costs in accordance with the provisions of SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” The Company capitalizes computer software development costs that are incurred after the establishment of technological feasibility, which the Company has defined as completion of a working model ready for release to customers. The Company has not capitalized any software development costs to date, as costs that would qualify have been insignificant and have been expensed as incurred.

     Shipping and handling costs

      Shipping and handling costs are included in the cost of revenues.

     Advertising costs

      Advertising costs are expensed as incurred. Advertising expenses were $4,995 in fiscal 2002 and $6,221 in fiscal 2001.

     Foreign currency translation

      Monetary assets and liabilities of the Company’s operations, which are denominated in currencies other than the Company’s functional currency, which is Canadian dollars, are translated into the functional

F–10

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

currency at the exchange rates prevailing at the end of the period. Non-monetary items are translated at historical exchange rates. Revenue and expense transactions are translated at exchange rates prevalent at the transaction date. Such exchange gains and losses are included in the determination of net earnings (loss) in the period in which they arise. For foreign subsidiaries with functional currencies other than the Canadian dollar, all assets and liabilities are translated at the year-end exchange rates and all revenue and expenses items are translated at the average rate for the period, with exchange differences arising on translation accumulated in other comprehensive income (loss).

     Stock-based compensation plans

      The Company has two stock-based compensation plans, which are described in note 13.

      SFAS No. 123 requires that an enterprise recognize or, at its option, disclose the impact of the fair value of stock options and other forms of stock compensation granted to employees in the determination of net income. The Company has elected to measure compensation cost as permitted by Accounting Principles Board (“APB”) Opinion No. 25, based on the difference, if any, on the date of the grant, between the fair value of the Company’s shares and the exercise price (referred to as the “intrinsic value method”). Deferred stock-based compensation is amortized and expensed over the vesting period of the individual award on a straight-line basis. Pro forma disclosure of net income (loss) and net income (loss) per share as if the fair value method required by SFAS 123 had been applied is provided in note 13.

      The Company has modified certain stock options by reducing the exercise price and extending the life of the options. Under FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” a reduction in the exercise price results in accounting for the modified options using variable plan accounting, whereby compensation cost is estimated and recorded each period from the modification date to the date of exercise or expiry, and the extension of the life of the options results in a new measurement date.

     New accounting pronouncements

      On June 15, 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligation,” which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which the obligation is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized to expense over the asset’s useful life. The Company has not yet assessed the impact of the adoption of this new standard.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” SFAS No. 144 applies to all long-lived assets and consequently amends APB Opinion No. 30. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company is currently evaluating the potential impact, if any, the adoption of SFAS No. 144 will have on its financial position and results of operations.

      In May 2002, the FASB issued SFAS No. 145, “Rescission of FAS Nos. 4, 44 and 64, Amendment of Financial Accounting Standard (FAS) 13 and Technical Corrections as of April 2002.” SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS No. 145 rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers.” SFAS

F–11

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

No. 145 also amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company is currently evaluating the potential impact, if any, the adoption of SFAS No. 145 will have on its financial position and results of operations.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which supersedes EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” The provision of this statement will be effective for exit or disposal activities initiated after December 31, 2002.

3.     Accounts receivable and other

	April 30,

	2002	2001
	$	$

Trade accounts receivable	84,159	119,341
Allowance for doubtful accounts	(8,431)	(21,666)
Other receivables	3,304	1,158

	79,032	98,833

4.     Inventory

	October 31,	April 30,

	2002	2002	2001
	$	$	$

	(Unaudited)
Finished goods	1,106	1,091	3,525
Work-in-progress	1,577	1,028	872

	2,683	2,119	4,397

F–12

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

5.     Property, plant and equipment

	April 30, 2002

		Accumulated
	Cost	amortization	Net
	$	$	$

Land	3,175	—	3,175
Buildings	15,186	3,186	12,000
Computers, processing and office equipment and machinery	113,752	93,427	20,325
Automobiles	1,878	1,563	315
Leasehold improvements	18,667	12,357	6,310
Assets under capital leases(i)	13,227	7,673	5,554

	165,885	118,206	47,679

	April 30, 2001

		Accumulated
	Cost	amortization	Net
	$	$	$

Land	3,474	—	3,474
Buildings	16,076	4,325	11,751
Computers, processing and office equipment and machinery	136,784	107,285	29,499
Automobiles	2,133	1,571	562
Leasehold improvements	25,480	15,048	10,432
Assets under capital leases(i)	17,816	10,284	7,532

	201,763	138,513	63,250

i) Assets under capital leases mainly consist of a building.

6.     Intangible assets

	April 30,

	2002	2001
	$	$

Acquired software	3,443	3,330
Less: accumulated amortization	3,019	1,259

	424	2,071

F–13

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

7.     Goodwill

	April 30,

	2002	2001
	$	$

Goodwill	155,521	167,152
Less: accumulated amortization	58,197	64,561

	97,324	102,591

      During the last half of fiscal 2001, the Company completed a comprehensive review of both acquired software (note 6) and goodwill. As a result, management determined that there was no longer reasonable assurance of the recoverability of $252,831 of intangible assets and goodwill, of which $229,102 related to the acquisition of JBA Holdings plc. Accordingly, that amount was written off as an unusual item (note 17).

      The changes in the carrying amount of goodwill are as follows:

$

Balance as at April 30, 2001	102,591
Goodwill sold as part of the sale of publishing systems business	(3,607)
Goodwill adjustment related to pre-acquisition liabilities (note 17)	(3,967)
Foreign exchange impact	2,307

Balance as at April 30, 2002	97,324

      The goodwill has not been allocated to segments as it is not included in the determination of segment assets reviewed by the chief operating decision maker.

      The following table reflects the results adjusted as though the adoption of SFAS No. 142 had occurred as at the beginning of fiscal 2001:

	Years ended April 30,

	2002	2001
	$	$

Reported net income (loss)	42,064	(234,792)
Add back: goodwill amortization	—	58,129

Adjusted net income (loss)	42,064	(176,663)

Basic net income (loss) per share
Reported net income (loss)	0.58	(3.78)
Add back: goodwill amortization	—	0.94

Adjusted net income (loss)	0.58	(2.84)

Diluted net income (loss) per share
Reported net income (loss)	0.56	(3.78)
Add back: goodwill amortization	—	0.94

Adjusted net income (loss)	0.56	(2.84)

F–14

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

8.     Accounts payable and accrued liabilities

	April 30,

	2002	2001
	$	$

Accounts payable	35,528	31,093
Payroll and benefits	36,953	41,305
Restructuring accruals	36,344	12,062
Other accrued liabilities	61,484	68,807

	170,309	153,267

9.     Product development

	Years ended April 30,

	2002	2001
	$	$

Gross product development	94,192	118,659
Less: investment tax credit	1,400	1,350

Net product development	92,792	117,309

      Research and development costs included in product development are $35,997 in fiscal 2002 and $74,157 in fiscal 2001.

10.     Bank indebtedness

      The Company entered into a 24-month revolving credit facility in the second quarter of fiscal 2002 in the amount of US$20,000. This indebtedness was collateralized by a substantial portion of the Company’s assets and bore interest at a variable rate with a minimum of 9.75%. There was no drawdown under this credit facility, and it was terminated by the Company in March 2002.

      The Company also had a 364-day revolving operating bank line of credit of US$225,000 bearing interest at a variable rate based on US dollar LIBOR, sterling LIBOR, or EURIBOR plus a spread based on certain financial ratios. The spread, which ranged from 1.00% to 1.37%, was adjusted quarterly. In addition, the Company was obligated to pay a commitment fee, which ranged from 0.20% to 0.35% per annum on the unused portion. This operating bank line of credit matured on December 22, 2000, and the Company faced the requirement to repay the outstanding obligation of approximately US$63,800 in loans. The Company entered into three separate standstill agreements between December 22, 2000 and March 15, 2001, which culminated in a repayment agreement on April 27, 2001. As a result of these agreements, the outstanding balance was repaid by September 30, 2001. The interest rate payable was LIBOR plus 3.00% for sterling loans and a floating rate plus 2.00% on loans payable in the U.S.A. and Canada. In addition, forbearance fees were payable on the indebtedness existing on the 15th of July, August, and September 2001 at 2.00%, 2.00%, and 2.50%, respectively.

      The line of credit was collateralized by substantially all of the assets of the Company. The outstanding balance in loans was nil at April 30, 2002 and US$17,000 and £6,000 for a total of $39,395 at April 30, 2001.

F–15

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

11.     Long-Term Debt

	April 30,

	2002	2001
	$	$

Collateralized loans:
Euro loans bearing interest ranging from 4.10% to 6.50% per annum, repayable until fiscal 2005, collateralized by certain assets of the borrowing subsidiary	1,039	—
French franc loans, bearing interest ranging from 3.48% to 4.90% per annum, repayable until fiscal 2005, collateralized by certain assets of the borrowing subsidiary	—	1,327
Irish punt loan, bearing interest at 6.50% per annum, repayable until fiscal 2004, collateralized by the assets of the borrowing subsidiary	—	300
Sterling loans, bearing interest at 2.00% above bank base rate per annum, repayable in full in fiscal 2007, collateralized by real properties	5,252	—
Uncollateralized loans:
Sterling loans, bearing interest ranging from a variable rate of 1.10% above bank base rate per annum, repayable until fiscal 2003	106	265
Capital lease obligations bearing interest between 5.00% and 8.29% (2001 — 6.40% and 9.00%) per annum	5,544	7,883

	11,941	9,775
Less: current portion	1,987	3,292

Long-term debt	9,954	6,483

      As a result of conversion to the Euro in fiscal 2001, loans previously payable in French francs and Irish punts are payable in Euros as at April 30, 2002.

      The interest expense on long-term debt and interest paid is as follows:

	Years ended
	April 30,

	2002	2001
	$	$

Interest expense on long-term debt	676	987
Cash interest paid on long-term and short-term obligations	2,990	8,775

F–16

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

      The capital repayments required on the Company’s total long-term obligations at April 30, 2002 are as follows:

$

2003	1,987
2004	840
2005	461
2006	463
2007	5,752
2008 and subsequent	2,438

11,941

12.     Commitments and Contingencies

      The Company has operating leases on rental equipment for varying terms up to a maximum of five years, leases on vehicles for varying terms up to a maximum of four years, and has entered into leases for the rental of premises for varying terms up to a maximum of 13 years. Aggregate lease payments commencing with the year ending April 30, 2003 are as follows:

$

2003	21,904
2004	17,940
2005	12,583
2006	7,235
2007	2,762
2008 and subsequent	7,902

70,326

      The operating lease expense incurred was $29,423 in fiscal 2002 and $28,804 in fiscal 2001.

F–17

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

      The Company has capital leases on assets (notes 5 and 11) for varying terms up to a maximum of nine years. Aggregate lease payments on assets held under capital leases commencing with the year ending April 30, 2003 are as follows:

$

2003	1,613
2004	798
2005	711
2006	711
2007	711
2008 and subsequent	4,595

9,139
Less: imputed interest on capital lease obligations	3,595

5,544

      Letters of credit and bank guarantees are outstanding for approximately $2,432 at April 30, 2002 and $2,611 at April 30, 2001. The Company is potentially liable for performance bonds of approximately $3,128 at April 30, 2002 and $3,134 at April 30, 2001, which are routinely issued on its behalf by insurance companies and other third parties in connection with outstanding contracts with various public sector customers.

      During the normal course of business, various claims and proceedings have been, or may be, instituted against the Company. The disposition of the matters that are pending or asserted, for which a provision has not already been made, are not expected by management to have a material adverse effect on the financial position of the Company or its results of operations.

13.     Share Capital

      The Company is authorized to issue an unlimited number of common shares, with no par value, and an unlimited number of preference shares, with no par value, issuable in series.

      The Company was eligible to purchase up to a maximum of 1,865 common shares, being 3% of the 62,163 common shares outstanding as at October 16, 2000, under a normal course issuer bid effective from October 20, 2000 to October 19, 2001. During fiscal 2001, the Company purchased and subsequently cancelled 226 of its common shares at an average price of $4.67 per share through the facilities of the Toronto Stock Exchange. The premium over book value on repurchased and cancelled shares, totalling $650, was charged to retained earnings (deficit). In fiscal 2002, there was no repurchase and cancellation of shares.

      In May 2001, the Company entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc. under which the underwriters agreed to buy 10,000 units via special warrants. Each unit consisted of one common share plus one half of a common share purchase warrant, and the units were issued at $2.00 per unit, for aggregate proceeds of $20,000. The net proceeds after underwriters’ fees and other issue expenses were $17,885. Each common share purchase warrant entitles the purchaser to acquire one common share of the Company for $2.75 at any time up to 18 months from the close of the offering on June 29, 2001.

F–18

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

      On August 1, 2001, the 10,000 special warrants were exercised, which resulted in the issuance of 10,000 common shares and 5,000 common share purchase warrants. The net proceeds were allocated to the two elements for accounting purposes. This allocation was based on the relative fair values of the common shares without the common share purchase warrants and the fair value of the warrants themselves at the time of issuance. As a result, $16,135 was allocated to share capital, and $1,750 was recorded in accumulated paid in capital. The fair value of the warrants was estimated on the date of issuance using the Black-Scholes valuation model with expected volatility of 45%, risk-free interest rate of 2.5% and an expected life of 18 months. As at April 30, 2002, no common share purchase warrants have been exercised.

      The Company also completed another equity financing on September 27, 2001. The sale of 6,000 common shares at $4.50 per share raised gross proceeds of $27,000. The net proceeds after commissions and other issue expenses were $24,775.

Shareholder Protection Rights Agreement

      Pursuant to the Company’s Shareholder Protection Rights Plan (the “Plan”), on March 15, 2000, the board of directors of the Company authorized the issuance of one right (a “Right”) for each common share that was outstanding on that date or issued subsequently. Generally, each Right, except for Rights owned by an acquiring person (as defined in the Plan) will, if certain events occur, constitute the right to purchase from the Company, on payment of the exercise price, that number of shares of the Company having an aggregate market price equal to twice the exercise price, subject to adjustment in certain circumstances. Prior to the separation time (as defined in the Plan), the exercise price for a Right is equal to three times the market price from time to time. After the separation time, the exercise price is three times the market price at the separation time. The Rights become exercisable after the separation time, which generally occurs ten days after a person acquires beneficial ownership of or announces an intention to acquire 20% or more of the voting securities of the Company unless the board of directors determines that it should be a later date. Until the separation time, the Rights trade together with the existing common shares. The Plan will expire on the date of the annual meeting of the Company to be held in 2003, subject to earlier termination in certain circumstances. The board of directors may, in certain circumstances, redeem outstanding Rights at a redemption price of $0.001 per Right.

Stock Ownership Plan

      An Employee Stock Ownership Plan (the “Plan”), under which employees may make quarterly purchases of shares of the Company at a 10% discount from the lower of the weighted average market price of the shares during the fiscal quarter or the average market closing price during the last five days in the quarter, has been in existence since 1984. During fiscal 2002, 65 shares were issued to employees under this plan at a weighted average price of $3.49 per share. During fiscal 2001, 108 shares were issued at a weighted average price of $3.44 per share under this Plan. After the shares were issued under the Plan on July 31, 2001, the Company replaced the Plan with an amended and restated Employee Stock Purchase Plan (the “New Plan”) effective August 1, 2001. The maximum number of shares available for issuance to plan members under the New Plan is 600, which excludes the number of shares issued under the previous plan. The aggregate number of shares available to be issued under the New Plan as at April 30, 2002 is 563. The Company’s share capital account was credited for $228 in fiscal 2002 and $373 in fiscal 2001 for cash received from employees for purchases of stock under the stock ownership plan.

F–19

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

Stock Option Plan

      Options have been granted to employees, directors, and executive officers to purchase common shares at or above the prevailing market price at the time of the grant under the Employee Stock Option Plan. Options under this plan usually vest over four years and expire ten years from the date granted. The total number still available to be issued under the plan at April 30, 2002 is 1,585 options.

      An analysis of the stock options outstanding under the Employee Stock Option Plan and other arrangements is as follows:

	2002		2001

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number of	Price	Number of	Price
	Options	$	Options	$

Outstanding — Beginning of year	6,627	13.40	5,427	23.53
Options granted during the year	2,671	4.82	2,878	8.62
Options exercised	(49)	3.47	(5)	18.25
Options expired	(1,625)	15.52	(483)	18.50
Options forfeited during the year	(1,132)	11.98	(1,190)	20.28

Balance — End of year	6,492	9.64	6,627	13.40

Weighted average exercise price of options exercisable		13.01		13.94

      The Company’s share capital account was credited with $169 in fiscal 2002 and $91 in fiscal 2001 for cash received from employees upon the exercise of stock options.

      During fiscal 2001, 1,701 options were repriced from a weighted average price of $27.24 to $9.32, and the Company extended the contractual life of 576 options.

      During fiscal 2002, the Company extended the contractual life of 97 options.

	Options Outstanding			Options Exercisable

	Number	Weighted	Weighted	Number	Weighted	Weighted
	Outstanding	Average	Average	Outstanding	Average	Average
Range of Exercise	as at	Remaining	Exercise	as at	Remaining	Exercise
Prices	April 30,	Contractual	Price	April 30,	Contractual	Price
	$2002	Life (Years)		$2002	Life (Years)	$

2.46 — 9.32	5,371	8.0	6.63	1,682	5.5	8.49
10.15 — 19.85	538	4.3	16.20	406	3.1	15.27
25.65 — 29.25	296	6.0	27.29	179	6.1	27.53
32.92 — 36.36	232	4.6	34.19	130	4.5	34.28
40.00 — 41.25	55	3.7	40.80	47	3.5	40.93

2.46 — 41.25	6,492	7.5	9.64	2,444	5.1	13.01

      If the fair value based method had been used to account for stock-based compensation costs related to stock options and stock awards issued to employees, directors, and executive officers as prescribed under

F–20

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

SFAS No. 123, the pro forma net income (loss) and related net income (loss) per share figures would be as follows:

	Years Ended April 30,

	2002
		$2001 $

Net income (loss)	42,064	(234,792)
Additional compensation cost	(14,979)	(17,031)

Pro forma net income (loss) for the year	27,085	(251,823)

Pro forma net income (loss) per share:
Basic	0.37	(4.06)
Diluted	0.36	(4.06)

      The weighted average fair values of stock options granted, including any modifications which are considered new grants, in 2002 and 2001 were $4.78 and $8.68, respectively. The fair values of options or awards granted under the stock ownership plan were estimated using the Black-Scholes options pricing model with the following assumptions:

	Years Ended April 30,

	2002	2001

Risk-free interest rate	5.17%	5.75%
Expected volatility	76.09%	58.96%
Dividend yield	nil	nil
Weighted average expected option life	7 years	7 years

      The Black-Scholes model was developed to estimate the fair value of traded options and awards, which have no vesting restrictions, and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility and expected time until exercise. Because the Company’s employee stock options and stock awards have characteristics significantly different from those of traded options and awards, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, existing models, including the Black-Scholes model, do not necessarily provide a reliable single measure of the fair value of its employee stock options and stock awards.

14.     Financial Instruments

      Financial instruments included in the consolidated balance sheets consist of cash and cash equivalents, accounts receivable, unbilled receivables, bank indebtedness, accounts payable and accrued liabilities, and long-term debt.

a)	Fair Values of Financial Assets and Liabilities

      The fair values of accounts receivable, unbilled receivables, bank indebtedness, and accounts payable and accrued liabilities approximate their carrying values because of the short-term maturity of those instruments. In fiscal 2002, there is no significant difference between the carrying value and the fair value of long-term debt. The Company is not a party to any significant derivative instruments.

F–21

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

b)	Credit Risk

      The Company is subject to credit risk for billed and unbilled receivables and cash and cash equivalents. Receivables are with customers in many diverse industries and are subject to normal industry credit risks. The Company places its temporary excess cash in high-quality, short-term financial instruments issued or guaranteed by major financial institutions in the countries in which it operates or in similar low-risk instruments.

c)	Interest Rate Risk

      The Company is subject to interest rate risk on its operating bank loans and on its floating rate long-term debt. The annual increase or decrease in interest expense for each one percentage change in interest rates would have been $54 for the floating rate debt outstanding at April 30, 2002 and $394 for the floating rate debt outstanding at April 30, 2001.

d)	Foreign Exchange Risk

      The Company is subject to foreign exchange risk because most of its business is transacted in currencies other than Canadian dollars. Accordingly, most of its financial instruments are denominated in foreign currencies. The amount of the net risk fluctuates in the normal course of business, as transactions in various jurisdictions are concluded.

15.     Weighted Average Number of Common Shares Outstanding

      The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted net income (loss) per share calculations:

	Six Months Ended		Years Ended
	October 31		April 30,

	2002	2001	2002	2001

	(Unaudited)
Basic weighted average number of shares outstanding	78,326	68,178	73,130	62,068
Stock options and warrants	2,032	1,730	2,654	122

Diluted weighted average number of shares outstanding	80,358	69,908	75,784	62,190

      The diluted net loss per share for the year ended April 30, 2001 was the same as the basic net loss per share since the dilutive effect of stock options was not included in the calculation, because the effect would be anti-dilutive. Accordingly, diluted EPS in 2001 was calculated using 62,068 shares.

16.     Segmented Information

      The Company reports segmented information according to SFAS No. 131, “Segment Disclosures.” This standard requires segmentation based on the way management organizes segments for monitoring performance.

      The Company operates the following business segments, which have been segregated based on product offerings, reflecting the way that management organizes the segments within the business for making operating decisions and assessing performance.

F–22

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

      Enterprise Applications Systems (EAS) products include cross-industry enterprise business applications for financial administration and human resource functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management.

      Industry-Specific Applications (ISA) products include industry-specific business applications for the real estate, construction, banking, hospitality, and publishing industries, as well as a range of applications for libraries and public safety administration.

      Accounting policies for the operating segments are the same as those described in note 2. There are no significant inter-segment revenues. Segment assets consist of working capital items, excluding cash and cash equivalents. Cash and cash equivalents are considered to be corporate assets. Property, plant and equipment are typically shared by operating segments and those assets are managed by geographic region, rather than through the operating segments.

      The Company evaluates the performance of its segments and allocates resources to them based on segment operating profit, which is defined as income or loss from operations before interest, taxes, depreciation and amortization, net restructuring charges and other unusual items and before corporate overhead charges to the different segments.

	Six Months Ended October 31, 2002

	EAS	ISA	Total
	$	$	$

	(Unaudited)
Revenues
Software	26,384	6,367	32,751
Support and services	190,274	65,742	256,016
Hardware	20,753	4,855	25,608

Total revenues	237,411	76,964	314,375
Segment operating profit	51,762	4,911	56,673

	Six Months Ended October 31, 2001

	EAS	ISA	Total
	$	$	$

	(Unaudited)
Revenues
Software	29,966	11,386	41,352
Support and services	218,878	78,638	297,516
Hardware	17,161	6,430	23,591

Total revenues	266,005	96,454	362,459
Segment operating profit	63,840	7,189	71,029

F–23

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

	Year Ended April 30, 2002

	EAS	ISA	Total
	$	$	$

Revenues
Software	62,758	20,960	83,718
Support and services	431,523	152,255	583,778
Hardware	40,104	11,852	51,956

Total revenues	534,385	185,067	719,452
Segment operating profit	105,422	14,308	119,730
Segment assets	75,260	18,221	93,481

	Year Ended April 30, 2001

	EAS	ISA	Total
	$	$	$

Revenues
Software	65,145	26,247	91,392
Support and services	477,684	194,205	671,889
Hardware	51,120	23,282	74,402

Total revenues	593,949	243,734	837,683
Segment operating profit (loss)	88,559	(2,952)	85,607
Segment assets	68,903	50,509	119,412

Reconciliation of Segment Operating Profit to Income (Loss) From Operations Before Income Taxes

	Six Months Ended October 31,		Years Ended April 30,

	2002	2001	2002	2001
	$	$	$	$

	(Unaudited)	(Unaudited)
Segment operating profit	56,673	71,029	119,730	85,607
Investment tax credits	—	400	1,400	1,350
Corporate expenses — net of recharges	(3,175)	(13,674)	(5,441)	(17,431)
Amortization of goodwill	—	—	—	(58,129)
Amortization of intangible assets	(435)	(843)	(1,738)	(61,752)
Interest income (expense), net	521	(846)	(1,621)	(12,644)
Foreign exchange	1,073	1,661	648	(6,075)
Gain on disposal of business	—	1,062	5,073	97,300
Net restructuring and other unusual items (note 17)	1,157	731	(45,861)	(295,943)

Income (loss) from operations before income taxes	55,814	59,520	72,190	(267,717)

F–24

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

Reconciliation of Segment Assets to Total Company Assets

	April 30,

	2002	2001
	$	$

Segment assets	93,481	119,412
Goodwill	97,324	102,591
Intangible assets	424	2,071
Property, plant and equipment	47,679	63,250
Future income taxes	78,581	86,191
Cash and cash equivalents	115,669	36,210
Other unallocated assets	16,293	18,614

Total assets	449,451	428,339

Geographical Information

	2002		2001

		Property,		Property,
		plant and		plant and
		equipment,		equipment,
		intangible		intangible
		assets and		assets and
	Revenue	goodwill	Revenue	goodwill
	$	$	$	$

Canada	25,625	29,246	34,029	29,933
U.S.A.	381,852	89,310	441,448	107,235
United Kingdom	105,180	9,772	125,526	10,841
France	84,367	3,451	86,917	3,705
Australia	33,349	2,625	41,001	4,078
All other	89,079	11,023	108,762	12,120

	719,452	145,427	837,683	167,912

      Revenues in the above tables are based on the location of the sales organization, which reflects the location of the customers to which sales are made. Revenues are derived from the licensing of software and the provision of related support and consulting services.

17.     Net restructuring and other unusual items

  Fiscal 2002

      During fiscal 2002, the Company undertook a comprehensive review of its operations with the objective of reducing costs and increasing effectiveness. As a result of this effort, the Company incurred net restructuring costs and other unusual items of $45,861.

F–25

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

      The following table details the restructuring and other unusual items incurred for the year ended April 30, 2002:

					Draw-Down
		Draw-Down

					For the Six Months
		For the Year Ended		Provision	Ended October 31,		Provision
		April 30, 2002		Balance	2002		Balance
	Total			April 30,			October 31,
	Charges	Cash	Non-cash	2002	Cash	Non-cash	2002
	$	$	$	$	$	$	$

Restructuring charges:
Workforce reductions	16,758	1,588	—	15,170	8,413	—	6,757
Premises rationalization	17,743	1,015	—	16,728	2,634	256	13,838
PP&E write-downs	5,065	—	5,065	—	—	—	—

	39,566	2,603	5,065	31,898	11,047	256	20,595
Other unusual charges:
Strategic planning costs	4,647	1,941	—	2,706	2,706	—	—
Extinguishment of debt costs	2,925	—	2,925	—	—	—	—
Legal provisions	8,059	77	—	7,982	7,964	—	18
Gain on legal settlement	(2,738)	(2,738)	—	—	—	—	—
Other costs	313	—	313	—	—	—	—

	52,772	1,883	8,303	42,586	21,717	256	20,613
Reversal of acquisition accruals	(6,911)	—	(6,911)	—	—	—	—

Net restructuring and other unusual items	45,861	1,883	1,392	42,586	21,717	256	20,613

Restructuring Charges

      For the year ended April 30, 2002, the Company recorded restructuring charges of $39,566.

      Workforce reduction charges of $16,758 consist of the accrued cost of severance and benefits associated with approximately 643 employees who either (i) were notified of termination during fiscal 2002 and were terminated in the fourth quarter of fiscal 2002 or would be terminated in fiscal 2003 or (ii) were not notified of their planned termination prior to the end of fiscal 2002 but are expected to be terminated in fiscal 2003 and are employed in countries where statutory minimum payments are associated with involuntary terminations. The 643 employees are primarily from the support and services, general and administrative, development and sales and marketing areas. The workforce reduction was primarily in North America and Europe and extended across both segments. As at April 30, 2002, the workforce reduction provision balance has been drawn down by cash payments of $1,588 made to approximately 100 terminated employees. The remaining provision is expected to be substantially drawn-down by the end of fiscal 2003.

      In conjunction with the above noted workforce reduction, the Company identified a number of leased facilities consisting primarily of office space, that were no longer required. As a result, the Company recorded premises rationalization costs of approximately $17,743 consisting primarily of the Company’s future contractual obligations under operating leases offset by an estimated sublease amount on leases that the Company could not terminate. At April 30, 2002, the provision balance for premises rationalization has

F–26

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

been drawn down by cash payments of $1,015, resulting in an ending provision balance of $16,728. The remaining provision is expected to be substantially drawn-down by the end of fiscal 2006, when the leases expire.

      Property, plant and equipment write-downs of approximately $5,065 consisted of the write-down of computer and office equipment and leasehold improvements that provided no future economic benefit to the Company as a result of the premises rationalization and other restructuring activities.

Other Unusual Charges

      In connection with the Company’s comprehensive review of its operations during fiscal 2002, the Company engaged the services of outside consultants to assist with the Company’s strategic planning. This resulted in charges of $4,647, of which $1,941 was paid in cash during fiscal 2002. The remaining provision was settled in cash with a payment of $2,706 during the six-month period ended October 31, 2002.

      During fiscal 2002, the Company terminated its 24-month revolving credit facility prior to the expiration date of the facility. This resulted in a write-down of $2,925 of unamortized deferred financing costs directly related to the credit facility. This cost has been classified as an extinguishment of debt costs.

      Certain legal claims, primarily contract disputes involving JBA Holding plc, which the Company acquired in September 1999, were settled during the fiscal year. These settlements resulted in charges of $8,059. These charges were offset by receipt of a $2,738 cash settlement in its favor relating to pending litigation in which it was the plaintiff.

Reversal of Acquisition Accruals

      During fiscal 2002, the Company evaluated its restructuring provisions and provisions for other unusual charges that were established prior to fiscal 2001, and determined that certain of the accruals were no longer required for their originally intended purpose. Therefore, in accordance with the guidance in SAB 100, Topic 5-P, the accruals were reversed. The $10,878 million in reversals consists mainly of product commitments and other accrued liabilities recorded in connection with the Company’s acquisition of JBA Holdings plc in September 1999 and of the assets of Clarus Corporation in October 1999. Pursuant to EITF 95-3, these costs were accrued as part of the costs of the acquisitions, and allocated to goodwill. In fiscal 2001, as a result of the Company’s annual review for impairment of goodwill and intangibles, the goodwill and intangibles associated with the JBA acquisition were written down. The Company determined that it was no longer appropriate to carry the full amount of these accruals. As a result, a reversal of $3,967 was recorded as an adjustment to goodwill and the remaining accrual balance of $6,911 was reversed as a credit to net restructuring charges and other unusual items.

Fiscal 2001

      During fiscal 2001, the Company was adversely affected by an industry-wide reduction in demand for software and professional services following the Year 2000 transition. In addition, the Company’s revenues were indirectly affected by the initiation of a review process in which the Company considered the possible sale of all or parts of the Company. As a result, the Company implemented a work plan to streamline its operations around its core operations and to reduce and control costs. As a result of this effort, the Company incurred restructuring charges and other unusual items of $43,112.

F–27

      The following table details the net restructuring and other unusual items incurred for the year ended April 30, 2001:

								Draw-Down
		Draw-Down			Draw-Down

								For the Six-Months
		For the Year Ended		Provision	For the Year Ended		Provision	Ended October 31,		Provision
		April 30, 2001		Balance	April 30, 2002		Balance	2002		Balance

	Total			April 30,			April 30,			October 31,
	Charges	Cash	Non-cash	2001	Cash	Non-cash	2002	Cash	Non-cash	2002
	$	$	$	$	$	$	$	$	$	$

Restructuring activities:
Workforce reductions	21,337	17,071	—	4,266	3,819	—	447	370	—	77
Premises rationalization	6,598	2,135		4,463	3,715	—	748	487	—	261
PP&E write-downs	3,634	—	3,634	—	—	—	—	—	—	—
Other exit costs	168	—	53	115	—	115	—	—	—	—

	31,737	19,206	3,687	8,844	7,534	115	1,195	857	—	338
Other unusual charges:
Provision for legal claims	11,375	1,732	—	9,643	8,088	—	1,555	1,257	—	298

	43,112	20,938	3,687	18,487	15,622	115	2,750	2,114	—	636
Intangible assets impairment	81,514	—	81,514	—	—	—	—	—	—	—
Goodwill impairments	171,317	—	171,317	—	—	—	—	—	—	—

Net restructuring and other unusual items	295,943	20,938	256,518	18,487	15,622	115	2,750	2,114	—	636

F–28

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

Restructuring Charges

      For the year ended April 30, 2001, the Company recorded restructuring charges of $31,737

      Workforce reduction charges of $21,337 consist of severance and benefits costs associated with the termination of approximately 1,353 employees during fiscal 2001. These employees were primarily from the support and services, development, sales and marketing and general and administrative areas. The workforce reduction was primarily in North America and Europe and extended across both segments. At April 30, 2001, the workforce reduction provision balance had been drawn down by cash payments of $17,071. The remaining provision was substantially drawn-down by cash payments of $3,819 in fiscal 2002, and $370 in the six-month period ended October 31, 2002.

      In conjunction with the above noted workforce reduction, the Company identified a number of leased facilities, consisting primarily of office space, that were no longer required. As a result, the Company recorded premises rationalization costs of approximately $6,598, consisting primarily of the Company’s future contractual obligations under operating leases net of an estimated sublease amount on leases that the Company cannot terminate. At April 30, 2001, the provision balance for premises rationalization had been drawn down by a cash payment of $2,135, resulting in an ending provision balance of $4,463. The remaining provision was substantially drawn-down by cash payments of $3,715 in fiscal 2002 and $487 in the six-month period ended October 31, 2002.

      Property, plant and equipment write-downs of approximately $3,634 consisted of the write-down associated with computers and office equipment and leasehold improvement that provided no benefit to the company as a result of the rationalization and other restructuring.

Other Unusual Charges

      During the year, the Company recorded a provision for legal claims of $11,375, related primarily to contract disputes involving JBA Holdings plc, which the Company acquired in September 1999. At April 30, 2001, the provision balance had been drawn-down by cash settlement payments of $1,732, resulting in an ending provision balance of $9,643. The remaining provision was substantially drawn-down by the end of second quarter of fiscal 2003.

Intangible Assets and Goodwill Impairments

      As part of its review of the financial results during fiscal 2001, the Company performed an assessment of the carrying values of its intangible assets and goodwill. Based on the assessment performed, the Company recorded a write-down of intangible assets and goodwill of $81,514 and $171,317, respectively, based on the amount by which the carrying amount of these assets exceeded their fair value. The write-down was primarily related to the goodwill and intangible assets associated with the acquisition of JBA Holdings plc.

      Fair value was determined based on estimated future cash flows, which projected losses, for the businesses that had separately distinguishable intangible asset balances and whose operations had not yet been fully integrated into the Company’s. The assumptions supporting the estimated future cash flows reflected management’s best estimates.

F–29

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

18.	Income Taxes

      The provision for (recovery of) income taxes reflects an effective income tax rate which differs from the corporate tax rate for the reasons in the table below.

	2002	2001
	$	$

Combined basic Canadian federal and provincial income tax rate	40.6%	43.1%
Provision for (recovery of) income taxes based on above rate	29,309	(115,386)
Increase (decrease) resulting from:
Non-deductible amortization arising from acquisitions	545	20,306
Writedown of goodwill	—	74,984
Foreign tax rate differences	7,517	(4,710)
Change to valuation allowance	(9,351)	15,838
Losses of subsidiaries not income tax effected	—	—
Benefit of previously unrecognized losses and timing differences realized	—	—
Non-taxable gain on disposition of business	—	(28,785)
Other	2,106	4,828

Provision for (recovery of) income taxes per consolidated statements of operations	30,126	(32,925)

      Total amount of income taxes paid in excess of recoveries is $10,916 in fiscal 2002 and $594 in fiscal 2001.

Income Tax Expense

	2002	2001
	$	$

Current income tax expense	20,171	17,522

Change in temporary differences	11,053	(71,604)
Recognition of loss carry-forwards	8,253	5,319
Change to valuation allowance	(9,351)	15,838

Future income tax (recovery) expense	9,955	(50,447)

	30,126	(32,925)

F–30

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

      The following table shows the income tax effects of temporary differences that gave rise to future income tax assets as at April 30, 2002 and 2001.

	2002	2001
	$	$

Provisions	16,779	22,331
Deferred revenue	6,203	11,131
Valuation allowance	(2,474)	(320)

Future income taxes — current	20,508	33,142

Property, plant and equipment	33,308	31,955
Non-capital loss carry-forwards	78,846	86,985
Capital loss carry-forwards	2,034	181
Valuation allowance	(56,115)	(66,072)

Future income taxes — non-current	58,073	53,049

Total future income taxes	78,581	86,191

Income (Loss) From Operations Before Income Taxes by Location

	Years Ended April 30,

	2002	2001
	$	$

Domestic (Canada)	26,030	(19,383)
Foreign	46,160	(248,334)

Total	72,190	(267,717)

Income Tax (Recovery) Expense

	Years ended April 30,

	2002	2001
	$	$

Current income tax (recovery) expense
Domestic (Canada)	7,106	18,244
Foreign	13,065	(722)

Total	20,171	17,522

Future income tax (recovery) expense
Domestic (Canada)	(750)	(4,249)
Foreign	10,705	(46,198)

Total	9,955	(50,447)

Total income tax (recovery) expense	30,126	(32,925)

F–31

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

      Substantially all of the Company’s activities are carried out through operating subsidiaries in a number of countries. The income tax effect of operations depends on the income tax legislation in each country and operating results of each subsidiary and the parent company.

      The Company has non-capital losses of approximately $235,700 in fiscal 2002 and $207,600 in fiscal 2001, which are available for carry-forward against taxable income in future years and which expire as shown in the table below. Certain non-capital losses may be subject to restrictions on their availability to shelter income.

      The Company has capital losses of approximately $182,000 in fiscal 2002 and $9,100 in fiscal 2001, which are available for carry-forward against taxable capital gains in future years and which expire as shown in the table below.

	Capital	Non-Capital
	Losses	Losses
	$	$

2003	—	800
2004	—	300
2005	—	400
2006	—	—
2007-2022	—	85,300
Losses without expiry date	182,000	148,900

	182,000	235,700

      In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. Management evaluates a variety of factors, including the Company’s earnings history, the number of years the Company’s non-capital losses can be carried forward, and projected future taxable income. Management believes that a valuation allowance is required for a portion of the non-capital loss carry-forwards in certain jurisdictions where it is unlikely that the entities will generate sufficient taxable income in the carry-forward years to utilize the losses. For the balance of future tax assets, although realization is not assured, management believes it is more likely than not that the future tax assets will be realized.

19.     Related Party Transactions

      An employee loan to acquire shares of $375 at April 30, 2002 and at April 30, 2001 represents a loan due from a former officer of the Company. The loan was made in October 1999 to enable the former officer to acquire shares of the Company. The loan is collateralized by 216 shares of the Company. By its terms, the loan is repayable three years following termination of the officer’s employment, which occurred in October 2000, and bears interest at the prime rate from the date of termination of his employment. The carrying value of the loan was written down to the market value of the underlying shares of the Company in fiscal 2001 and an estimated settlement cost of $2,518 was recorded.

      The Company acquired legal services from a law firm of which the Company’s Senior Vice President, Mergers & Acquisitions and Corporate Secretary is a partner, in the amount of $24 in fiscal 2001 and $1,686 in fiscal 2002.

F–32

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

20.     Acquisitions

      The Company entered into a definitive agreement on August 5, 2002 to acquire certain assets of EBC Informatique, a European hardware and software solutions provider, headquartered in France. These assets included customer contracts, intellectual property rights, trademarks and fixed assets. The purchase price was approximately $3,800. As of October 31, 2002, the Company had not completed its valuation of assets and liabilities associated with the purchase. Based on purchase documents, the Company recorded estimated liabilities of approximately $1,300 and goodwill of approximately $5,100. The valuation is expected to be completed by the end of the third quarter of fiscal 2003.

      On August 26, 2002, the Company announced that it has entered into a definitive merger agreement to acquire Extensity, Inc. (“Extensity”). Under the terms of the definitive agreement, Extensity shareholders can elect to receive US$1.75 in cash or 0.627 of a Geac common share for each share of Extensity common stock held. Both the amount of cash and number of Geac shares included in the transaction could be adjusted, depending on the level of Extensity’s working capital before closing. The total value of the transaction, excluding transaction costs, is currently estimated to be approximately US$47,000.

      During the year ended April 30, 2001, the total purchase price of the businesses acquired by the Company was $45,009, the majority of which related to the businesses shown in the table below. The Company acquired the business assets of Management Data GmbH of Vienna, Austria, together with all of the issued and outstanding shares of 13 worldwide subsidiaries of Management Data GmbH. It also acquired certain of the assets of Praxa Limited’s local government software business in Australia and New Zealand. Acquisitions were accounted for by the purchase method with the results of operations of each business included in the consolidated financial statements from the respective dates of acquisition.

      The total purchase price of Management Data GmbH of Vienna, Austria was $42,270. The assets were held as a temporary investment before they were sold as part of the sale of the Smartstream Reconciliation Systems business on July 13, 2000 (note 21).

      The total purchase price of the Praxa Limited local government software business was $2,060. The acquired businesses included, at fair value, $961 of current assets, $63 of property, plant and equipment, $3,046 of acquired software, and $2,308 of current liabilities. The difference between the total purchase price and the net fair value of all identifiable assets and liabilities acquired was $298 and was accounted for as goodwill.

Acquisition	Effective date

Management Data GmbH of Vienna, Austria	May 1, 2000
Assets of Praxa Limited	June 30, 2000

21.     Divestiture of Operations

      The publishing systems business was sold in August 2001 for $1,500. The sale excluded real estate assets. The net liabilities disposed of included accrued divestiture costs and amounted to $3,573. The transaction resulted in a gain of $5,073, which was recorded on the consolidated statements of operations.

      On March 31, 2001, the Company completed the sale of its hotel software operations for $1,577. The net assets disposed included accrued divestiture costs and working capital adjustments and amounted to $228. The transaction resulted in a gain of $1,349.

F–33

GEAC COMPUTER CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Canadian dollars, amounts in thousands, except per share data or as otherwise noted)
April 30, 2002 and 2001 (Unaudited as of October 31, 2002 and 2001 and
for the six months periods then ended)

      On July 13, 2000, the Smartstream Reconciliations Systems business was sold for cash proceeds of $159,224. This included the assets and shares acquired as part of Management Data GmbH businesses (note 20). The transactions resulted in a gain of $95,951.

F–34

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Extensity, Inc.

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Extensity, Inc. and its subsidiary at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Extensity’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Jose, California

January 15, 2002, except for the last paragraph of Note 9 as to which the date is March 6, 2002

F–35

EXTENSITY, INC.

CONSOLIDATED BALANCE SHEETS

(United States dollars; in thousands, except share and per share data)
(All interim information relating to September 30, 2002 is unaudited)

	December 31,		September 30,

	2001	2000	2002

ASSETS
Current assets:
Cash and cash equivalents	$19,456	$40,695	$16,290
Short-term investments	26,883	38,925	18,954
Trade accounts receivable, net of allowance for doubtful accounts of $676, $466 and $264, respectively	5,393	8,527	2,803
Prepaid and other current assets	1,835	3,443	1,210

Total current assets	53,567	91,590	39,257
Property and equipment, net	3,657	6,279	2,662
Restricted long-term investments	1,397	1,436	1,355
Other assets	601	457	357

Total assets	$59,222	$99,762	$43,631

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,672	$6,434	$3,037
Accrued liabilities	3,977	5,125	2,725
Deferred revenue	3,488	16,041	2,668
Capital lease obligations, current portion	240	486	108
Notes payable, current portion	–	783	–
Sublease loss accrual and other current liabilities	787	–	383

Total current liabilities	12,164	28,869	8,921
Capital lease obligations, noncurrent portion	54	368	–
Sublease loss accrual and other noncurrent liabilities	809	279	1,694

Total liabilities	13,027	29,516	10,615

Commitments and Contingencies (Note 5)
Stockholders’ equity:
Common stock, $0.001 par value 75,000,000 shares authorized and 24,871,147, 24,144,938 and 25,199,457 shares outstanding as of December 31, 2001, December 31, 2000 and September 30, 2002, respectively	25	24	25
Additional paid-in capital	147,394	147,475	147,341
Deferred stock compensation	(504)	(2,679)	(54)
Notes receivable from stockholders	(433)	(380)	(471)
Accumulated comprehensive income	155	295	218
Accumulated deficit	(100,442)	(74,489)	(114,043)

Total stockholders’ equity	46,195	70,246	33,016

Total liabilities and stockholders’ equity	$59,222	$99,762	$43,631

The accompanying notes are an integral part of these consolidated financial statements.

F–36

EXTENSITY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(United States dollars; in thousands, except per share data)
(All interim information relating to the nine months ended September 30, 2001 and 2002 is unaudited)

				Nine Months
	Years Ended December 31,			Ended September 30,

	2001	2000	1999	2002	2001

Revenues:
Licenses	$20,790	$14,596	$3,750	$4,456	$16,559
Services and maintenance	14,091	10,272	3,064	9,128	10,434
Hosted	199	—	—	707	48

Total revenues	35,080	24,868	6,814	14,291	27,041

Cost of revenues:(*)
Licenses	1,430	705	195	400	1,092
Services and maintenance	13,025	14,912	5,102	5,997	10,419
Hosted	422	—	—	863	211

Total cost of revenues	14,877	15,617	5,297	7,260	11,722

Gross profit	20,203	9,251	1,517	7,031	15,319

Operating expenses:(*)
Sales and marketing	23,697	28,063	12,191	8,862	19,651
Research and development	12,008	14,062	8,097	5,598	9,981
General and administrative	6,880	6,383	4,784	4,312	5,449
Restructuring, impairment loss and other	6,174	—	—	2,528	6,174
In-process research and development	—	318	—	—	—

Total operating expenses	48,759	48,826	25,072	21,300	41,255

Loss from operations	(28,556)	(39,575)	(23,555)	(14,269)	(25,936)
Interest income	2,768	5,460	667	688	2,472
Interest expense	(147)	(349)	(501)	(20)	(147)
Provision for income taxes	(18)	(45)	—	—	—

Net loss	$(25,953)	$(34,509)	$(23,389)	$(13,601)	$(23,611)

Dividend relating to the beneficial conversion feature of Series F preferred stock	—	—	(1,500)	—	—

Net loss attributable to common stockholders	$(25,953)	$(34,509)	$(24,889)	$(13,601)	$(23,611)

Other comprehensive loss:
Change in cumulative translation adjustment	(140)	300	(5)	63	28

Total comprehensive loss	$(26,093)	$(34,209)	$(23,394)	$(13,538)	$(23,583)

Basic and diluted net loss per share	$(1.09)	$(1.63)	$(11.20)	$(0.55)	$(1.00)

Shares used in computing basic and diluted net loss per share	23,840	21,206	2,222	24,783	23,680
(*)Amounts include non-cash stock-based compensation as follows:
Cost of revenues:
Services and maintenance	$65	$677	$344	$9	$59
Operating expenses:
Sales and marketing	244	1,279	989	21	112
Research and development	76	774	1,045	13	68
General and administrative	124	1,247	1,974	21	109

	$509	$3,977	$4,352	$64	$348

The accompanying notes are an integral part of these consolidated financial statements.

F–37

EXTENSITY, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

(United States dollars; in thousands, except share data)
(All interim information relating to the nine months ended September 30, 2002 is unaudited)

				Notes
				Receivable				Total
	Common Stock		Additional	from	Deferred	Accumulated		Stockholders’
			Paid-in	Stock-	Stock	Comprehensive	Accumulated	Equity
	Shares	Amount	Capital	holders	Compensation	Income	Deficit	(Deficit)

Balance at December 31, 1998	2,350,815	$2	$77	$—	$—	$—	$(15,091)	$(15,012)
Issuance of common stock upon exercise of stock options	1,855,091	2	621	(230)	—	—	—	393
Deferred stock compensation	—	—	10,205	—	(10,205)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	4,352	—	—	4,352
Repayment of note receivable from stockholder	—	—	—	100	—	—	—	100
Beneficial conversion feature — Series F preferred stock	—	—	—	—	—	—	(1,500)	(1,500)
Cumulative translation adjustment	—	—	—	—	—	(5)	—	(5)
Net loss	—	—	—	—	—	—	(23,389)	(23,389)

Balance at December 31, 1999	4,205,906	4	10,903	(130)	(5,853)	(5)	(39,980)	(35,061)
Issuance of common stock in initial public offering, net of underwriters’ discount and issuance costs of $2.2 million	4,600,000	4	83,352	—	—	—	—	83,356
Issuance of common stock upon conversion of convertible preferred stock	14,594,549	15	49,633	—	—	—	—	49,648
Issuance of common stock upon exercise of stock options	432,966	1	1,068	(250)	—	—	—	818
Issuance of common stock upon exercise of warrants	175,038	—	34	—	—	—	—	34
Issuance of common stock in connection with employee stock purchase plan	136,479	—	1,682	—	—	—	—	1,682
Deferred stock compensation	—	—	1,881	—	(1,881)	—	—	—
Forfeiture of unvested stock options	—	—	(1,078)	—	1,078	—	—	—
Amortization of deferred stock compensation	—	—	—	—	3,977	—	—	3,977
Cumulative translation adjustment	—	—	—	—	—	300	—	300
Net loss	—	—	—	—	—	—	(34,509)	(34,509)

Balance at December 31, 2000	24,144,938	24	147,475	(380)	(2,679)	295	(74,489)	70,246
Issuance of common stock upon exercise of stock options	414,009	1	445	—	—	—	—	446
Issuance of common stock in connection with employee stock purchase plan	292,200	—	1,045	—	—	—	—	1,045
Issuance of common stock for services rendered	20,000	—	95	—	—	—	—	95
Forfeiture of unvested stock options	—	—	(1,666)	—	1,666	—	—	—
Amortization of deferred stock compensation	—	—	—	—	509	—	—	509
Interest earned on notes receivable from stockholders	—	—	—	(53)	—	—	—	(53)
Cumulative translation adjustment	—	—	—	—	—	(140)	—	(140)
Net loss	—	—	—	—	—	—	(25,953)	(25,953)

Balance at December 31, 2001	24,871,147	25	147,394	(433)	(504)	155	(100,442)	46,195
Issuance of common stock upon exercise of stock options	100,880	—	50	—	—	—	—	50
Issuance of common stock in connection with employee stock purchase plan	220,638	—	272	—	—	—	—	272
Issuance of common stock for services rendered	6,792	—	11	—	—	—	—	11
Forfeiture of unvested stock options	—	—	(386)	—	386	—	—	—
Amortization of deferred stock compensation	—	—	—	—	64	—	—	64
Interest earned on notes receivable from stockholders	—	—	—	(38)	—	—	—	(38)
Cumulative translation adjustment	—	—	—	—	—	63	—	63
Net loss	—	—	—	—	—	—	(13,601)	(13,601)

Balance at September 30, 2002	25,199,457	$25	$147,341	$(471)	$(54)	$218	$(114,043)	$33,016

The accompanying notes are an integral part of these consolidated financial statements.

F–38

EXTENSITY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(United States dollars; in thousands)
(All interim information relating to the nine months ended September 30, 2001 and 2002 is unaudited)

				Nine Months
	Years Ended December 31,			Ended September 30,

	2001	2000	1999	2002	2001

Cash flows from operating activities:
Net loss	$(25,953)	$(34,509)	$(23,389)	$(13,601)	$(23,611)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	2,361	1,772	908	1,238	1,915
Allowance for doubtful accounts	210	266	200	—	232
Amortization of deferred stock compensation	509	3,977	4,352	64	348
In-process research and development	—	318	—	—	—
Common stock issued for services rendered	95	—	—	11	85
Interest earned on notes from stockholders	(53)	—	—	(38)	(46)
Amortization of debt discount and lease line issuance costs	48	100	88	6	42
Write-off of computer equipment and software	2,882	—	—	—	2,882
Changes in operating assets and liabilities:
Accounts receivable	2,924	(5,617)	(2,197)	2,590	2,072
Prepaids and other current assets	1,420	(2,165)	(1,624)	625	602
Other assets	(144)	80		244	(138)
Accounts payable	(2,762)	4,600	1,485	(635)	(2,464)
Accrued liabilities	(1,148)	2,980	1,239	(1,242)	(759)
Deferred revenue	(12,553)	5,990	7,538	(820)	(10,082)
Other current liabilities	757	—	—	(404)	257
Other noncurrent liabilities	530	78	61	928	1,204

Cash used in operating activities	(30,877)	(22,130)	(11,339)	(11,034)	(27,461)

Cash flows from investing activities:
Purchases of short-term investments	(48,649)	(81,305)	(21,761)	(15,907)	(39,545)
Maturities of short-term investments	60,691	56,249	13,536	23,836	47,523
Capital expenditures	(2,433)	(5,742)	(1,322)	(243)	(2,389)
Business acquisition	—	(90)	—	—	—
Restricted long-term investments	39	(1,360)	6	42	39

Cash provided by (used in) investing activities	9,648	(32,248)	(9,541)	7,728	5,628

Cash flows from financing activities:
Payments on notes payable	(819)	(1,228)	(1,117)	—	(770)
Payments on capital lease obligation	(572)	(306)	(446)	(202)	(308)
Proceeds from sale-lease back	—	—	254	—	—
Proceeds from exercise of stock options and warrants	446	853	493	50	314
Net proceeds from issuance of preferred stock	—	—	26,878	—	—
Net proceeds from issuance of common stock for the employee stock purchase plan	1,045	1,682	—	272	629
Net proceeds from issuance of common stock	—	83,356	—	—	—

Cash provided by (used in) financing activities	100	84,357	26,062	120	(135)

Effect of exchange rate on cash and cash equivalents	(110)	300	(5)	20	14
Increase (decrease) in cash and cash equivalents	(21,239)	30,279	5,177	(3,166)	(21,954)
Cash and cash equivalents, beginning of period	40,695	10,416	5,239	19,456	40,695

Cash and cash equivalents, end of period	$19,456	$40,695	$10,416	$16,290	$18,741

Supplemental cash flow information:
Interest paid	$147	$349	$435	$25	$123

Income taxes paid	$18	$45	$1	$—	$—

Non-cash investing and financing activities:
Notes and interest receivable from stockholders	$53	$250	$130	$38	$—

The accompanying notes are an integral part of these consolidated financial statements.

F–39

EXTENSITY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(United States dollars)
(All interim information relating to the nine months ended September 30, 2001 and 2002 is unaudited)

1.     Organization and Basis of Presentation

      Extensity, Inc. provides Internet-based workforce optimization software applications designed to improve the productivity of employees across the enterprise and to enhance enterprise operating efficiency. Extensity was incorporated in Delaware in November 1995.

      On January 27, 2000, the SEC declared effective Extensity’s Registration Statement on Form S-1. Pursuant to this Registration Statement, Extensity completed an initial public offering (“IPO”) of 4,600,000 shares of its common stock (including 600,000 shares sold pursuant to the exercise of the Underwriters’ over-allotment option) at an initial offering price of $20.00 per share (the “Offering”). Proceeds to Extensity from the Offering, after calculation of the underwriters’ discounts, commissions, and concessions, totaled approximately $83.3 million, net of offering costs of approximately $2.2 million.

      The accompanying consolidated financial statements include the accounts of Extensity and its wholly owned subsidiary, Extensity Europe Limited, which commenced operations in September 1999. All significant intercompany balances and transactions have been eliminated in consolidation.

2.     Summary of Significant Accounting Policies

Revenue recognition

      Revenues are derived from software licenses and related services, which include implementation and integration, technical support, training and consulting. For contracts with multiple elements, and for which vendor-specific objective evidence of fair value for the undelivered elements exists, revenue is recognized for the delivered elements based upon the residual contract value as prescribed by Statement of Position No. 98-9, “Modification of SOP No. 97-2 with Respect to Certain Transactions.”

      Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Arrangements for which the fees are not deemed fixed or determinable are recognized in the period they become due.

      Services revenue primarily comprises revenue from consulting fees, maintenance contracts and training. Services revenue from consulting and training is recognized as the service is performed.

      Maintenance contracts include the right to unspecified upgrades and ongoing support. Maintenance revenue is deferred and recognized on a straight-line basis as services revenue over the life of the related contract, which is typically one year.

      In the event Extensity enters into a contract involving significant implementation, customization or services which are essential to the functionality of the software, license and service revenues are recognized over the period of each engagement, using the percentage-of-completion method. Labor hours incurred is used as the measure of progress towards completion. Revenue for these arrangements is classified as license revenue and services revenue based upon Extensity’s estimates of fair value for each element and is recognized based on the percentage-of-completion ratio. A provision for estimated losses on engagements is made in the period in which the loss becomes probable and can be reasonably estimated.

      Extensity has entered into agreements under which value added resellers receive unspecified future products during the terms of the arrangements (typically two years) in consideration for upfront non-refundable fees. Consistent with the provisions of Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”), Extensity recognizes such fees ratably, on a subscription basis, over the terms of the arrangements.

F–40

EXTENSITY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(United States dollars)
(All interim information relating to the nine months ended September 30, 2001 and 2002 is unaudited)

      Extensity has accumulated relevant information from contracts to use in determining the availability of vendor-specific objective evidence and believes that such information complies with the criteria established in SOP 97-2 as follows:

•	Customers are required to pay separately for annual maintenance. Future renewal rates are included as a term of the contracts. Extensity uses the renewal rate as vendor-specific objective evidence of fair value for maintenance.

•	Extensity charges standard hourly rates for consulting services based upon the nature of the services and experience of the professionals performing the services. Extensity has a history of selling services separately.

•	For training, Extensity charges standard course rates for each course based upon the duration of the course, and such courses are separately priced in contracts. Extensity has a history of selling such courses separately.

•	Customer billing occurs in accordance with contract terms. Customer advances and amounts billed to customers in excess of revenue recognized are recorded as deferred revenue.

Concentration of Credit Risk and Certain Risks

      Financial instruments that potentially subject Extensity to a concentration of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. Extensity’s accounts receivable are derived from customers located primarily in the United States. Extensity performs credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. Extensity maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable. Extensity wrote off approximately $164,000 and $60,000 in accounts receivable for the years ended December 31, 2001 and 2000, respectively. Extensity wrote off approximately $412,000 and $142,000 for the nine months ended September 30, 2002 and 2001, respectively.

      At December 31, 2001, no single customer accounted for 10% or more of accounts receivable. At December 31, 2000, two customers accounted for 32% and 10% of total accounts receivable. At September 30, 2002 and September 30, 2001, no single customer accounted for 10% or more of accounts receivable.

      No single customer accounted for 10% or more of total revenue for the year ended December 31, 2001. One customer accounted for approximately 10% and 11% of total revenues for the years ended December 31, 2000 and 1999, respectively. No single customer accounted for 10% or more of total revenue for the nine months ended September 30, 2002 or 2001.

      Approximately 10% and 11% of Extensity’s revenues were derived from Extensity’s international business, primarily in Europe, for the years ended December 31, 2001 and 2000, respectively, and approximately 11% for the nine months ended September 30, 2002. In the year ended December 31, 1999, all of Extensity’s revenues were derived from U.S. customers.

      The market in which Extensity competes is characterized by changing customer needs, frequent new software product introductions and rapidly evolving industry standards. Significant technological change could adversely affect Extensity’s operating results.

      Extensity operates in one single reportable business segment and, therefore, no disclosures under Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an

F–41

EXTENSITY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(United States dollars)
(All interim information relating to the nine months ended September 30, 2001 and 2002 is unaudited)

Enterprise and Related Information,” are necessary. Virtually all of Extensity’s long-lived assets are located in the United States of America.

Use of Estimates

      The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

      The functional currency for Extensity’s international subsidiary is the local currency of the country in which it operates. Assets and liabilities are translated using the exchange rate at the balance sheet date. Revenue, expenses, gains and losses are translated at the exchange rate on the date those elements are recognized. Translation adjustments are included in other comprehensive income (loss).

Cash and Cash Equivalents

      Extensity considers all investments with an original maturity of three months or less to be cash equivalents. Extensity maintains cash balances at banks in excess of the Federal Deposit Insurance Corporation insurance limit of $100,000.

Short-Term Investments

      Extensity accounts for its investments in high-grade corporate debt securities under the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Extensity has classified all marketable debt securities as held-to-maturity and has accounted for these investments at amortized cost. As of December 31, 2001 and September 30, 2002, Extensity’s carrying value of its short-term investments approximated their amortized cost basis.

Restricted Long-Term Investments

      The restricted long-term investments consist of several one-year certificates of deposit required as collateral for Extensity’s letters of credit (Note 5).

Software Development Costs

      Extensity capitalizes software development costs under the provisions of SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Capitalization of computer software development costs begins upon the establishment of technological feasibility, which Extensity has defined as completion of a working model. Extensity has not capitalized any software development costs to date as costs that would qualify were immaterial and has charged software development costs as incurred to research and development expense in the accompanying consolidated statements of operations.

Advertising Costs

      Amounts received under co-marketing agreements with strategic partners are recorded as a reduction of advertising expenses incurred in connection with such agreements. Immaterial amounts have been received during the three-year period ended December 31, 2001.

F–42

EXTENSITY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(United States dollars)
(All interim information relating to the nine months ended September 30, 2001 and 2002 is unaudited)

Property and Equipment

      Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over estimated useful lives of the assets. Currently, Extensity’s computer hardware and software and assets under capital lease are amortized over three years and furniture and fixtures, leasehold improvements and office equipment are amortized over six years (Note 3).

      When assets are sold or retired, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in operations. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-Lived Assets

      Extensity evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell (Note 12).

Income Taxes

      Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred income tax liabilities and assets are determined based on the difference between the financial reporting amounts and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates in effect for the years in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Stock-Based Compensation

      Extensity accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Under APB No. 25, compensation expense is based on the difference, if any, between the fair value of Extensity’s stock and the exercise price of the option on the measurement date, which is typically the date of grant.

      In March 2000, the Financial Accounting Standards Board (“FASB”) issued FIN 44, “Accounting for Certain Transactions Involving Stock Compensation,” an interpretation of APB No. 25. FIN 44 was effective July 1, 2000. In June 2001, Extensity executed a stock option exchange program and accounted for the stock options exchange program according to FIN 44 (Note 9).

      Extensity accounts for options granted to non-employees under SFAS No. 123. Under SFAS No. 123 and the FASB Emerging Issues Task Force (“EITF”) Issue 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” options are recorded at their fair value on the measurement date, which is typically the date of grant.

F–43

EXTENSITY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(United States dollars)
(All interim information relating to the nine months ended September 30, 2001 and 2002 is unaudited)

Net Loss Per Share

      Basic and diluted net loss per share are computed using the weighted-average number of common shares outstanding. Options, warrants and convertible preferred stock were not included in the computation of diluted net loss per share because the effect would be antidilutive.

      Diluted net loss per share does not include the effect of the following potential common shares for the periods presented (in thousands):

				Nine Months
				Ended
	Years Ended December 31,			September 30,

	2001	2000	1999	2002	2001

Shares issuable under stock options	4,467	5,089	2,943	821	2,737
Shares of unvested stock subject to repurchase	147	699	1,139	—	204
Shares issuable pursuant to warrants to purchase common stock and convertible preferred stock	—	20	184	—	—
Shares of convertible preferred stock on an “as if converted” basis	—	—	14,594	—	—

	4,614	5,808	18,860	821	2,941

      The weighted-average exercise price of stock options outstanding was $4.29, $9.73 and $2.10 as of December 31, 2001, 2000 and 1999, respectively, and $3.54 and $5.51 as of September 30, 2002 and 2001, respectively. The weighted-average repurchase price of unvested stock was $2.22, $1.50 and $0.38 as of December 31, 2001, 2000 and 1999, respectively, and $7.52 and $1.62 as of September 30, 2002 and 2001, respectively. The weighted-average exercise price of warrants outstanding was $14.50 as of December 31, 2001 and 2000 and $3.08 as of December 31, 1999, and $14.50 as of September 30, 2002 and 2001.

Recently Issued Accounting Pronouncements

      In July of 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separately from goodwill. Recorded goodwill and intangibles will be evaluated against these new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement, which apply to goodwill and intangible assets acquired prior to June 30, 2001, were adopted by Extensity on January 1, 2002. The adoption of these accounting standards did not result in a significant impact on Extensity’s financial position or results of operations for any historic transactions.

      In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 supersedes SFAS No. 121, “Accounting for The Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (“APB 30”), “Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a

F–44

EXTENSITY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(United States dollars)
(All interim information relating to the nine months ended September 30, 2001 and 2002 is unaudited)

Business.” SFAS No. 144 develops one accounting model (based on the model in SFAS No. 121) for long-lived assets that are to be disposed of by sale, addresses the principal implementation issues. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates APB 30’s requirement that discontinued operations be measured at net realizable value or that entities include under “discontinued operations” in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. Extensity does not expect the adoption of SFAS No. 144 to have a material impact on Extensity’s financial position or results of operations.

      In November 2001, the EITF reached a consensus on EITF Issue 01-09, “Accounting for Consideration Given to a Customer or a Reseller of the Vendor’s Products.” This issue presumes that consideration from a vendor to a customer or a reseller should not be recorded as revenue unless (1) the vendor receives an identifiable benefit in return for the consideration paid that is sufficiently separable from the sale to the customer, such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products and services in order to receive that benefit and (2) the benefit’s fair value can be reasonably estimated. This issue is to be adopted no later than in annual or interim financial statements for periods beginning after December 15, 2001. Extensity adopted the provisions of this consensus in the fourth quarter of fiscal 2001. Such adoption had no impact on Extensity’s financial position or results of operations.

3.     Property and Equipment

      Property and equipment consists of the following:

	December 31,
			September 30,
	2001	2000	2002

	(In thousands)
Computer hardware and software	$4,256	$6,013	$4,557
Furniture and fixtures	1,479	1,209	1,529
Leasehold improvements	705	385	714
Office equipment	219	219	219
Assets under capital leases	1,847	1,847	1,730

	8,506	9,673	8,749
Less accumulated depreciation and amortization	(4,849)	(3,394)	(6,087)

Total property and equipment, net	$3,657	$6,279	$2,662

      Accumulated amortization relating to assets under capital leases amounted to $1,846,950 and $1,291,437 as of December 31, 2001 and 2000, respectively, and $1,456,937 as of September 30, 2002.

4.     Income Taxes

      The provision for income taxes for the years ended December 31, 2001 and 2000 relates to foreign income tax associated with Extensity’s European subsidiary. The difference between the amount of income tax benefit recorded of zero and the amount of income tax benefit calculated using the federal statutory

F–45

EXTENSITY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(United States dollars)
(All interim information relating to the nine months ended September 30, 2001 and 2002 is unaudited)

rate of 34% is primarily due to net operating losses being fully offset by a valuation allowance. Significant components of Extensity’s deferred tax balances are as follows:

	December 31,

	2001	2000

	(in thousands)
Deferred tax assets:
Net operating loss carry forwards	$30,100	$23,000
Research and development credit carryforwards	2,650	1,900
Other	200	300

Total deferred tax assets	32,950	25,200
Valuation allowance	(32,950)	(25,200)

Net deferred tax assets	$—	$—

      Due to the uncertainty of realization, a valuation allowance has been provided to offset net deferred tax assets at December 31, 2001 and 2000. The increase in the valuation allowance was $7.7 million, $11.4 million and $8.0 million during the years ended December 31, 2001, 2000 and 1999, respectively.

      As of December 31, 2001, Extensity had net operating loss carryforwards of approximately $82.7 million and $33.9 million for federal and state income tax purposes, respectively. Such carryforwards expire through 2021 and 2011 for federal and state income tax purposes, respectively. At December 31, 2001, Extensity also had research and experimentation tax credit carryforwards of $2.7 million for federal and state purposes, respectively. The federal research and experimentation credits expire through 2021 and the state credits expire when exhausted.

      Under the Tax Reform Act of 1986, the benefits from net operating loss and tax credit carry-forwards may be impaired or limited in certain circumstances including as a result of a cumulative ownership change of more than 50%, as defined, over a three-year period. The issuance of Extensity’s convertible preferred securities may have resulted in a limitation on utilization of such net operating loss carryforwards.

5.     Commitments and Contingencies

      Extensity leases certain equipment under various non-cancelable capital leases. The capital leases expire through 2003. Extensity leases office space under various non-cancelable operating leases expiring through 2006. Rental expense was approximately $3,021,000, $2,212,000 and $864,000 for the years ended December 31, 2001, 2000 and 1999, respectively, net of sublease income of approximately $156,000 in

F–46

EXTENSITY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(United States dollars)
(All interim information relating to the nine months ended September 30, 2001 and 2002 is unaudited)

2001. Minimum future rental payments under capital and operating leases at December 31, 2001 are as follows (in thousands):

December 31, 2001	Capital	Operating

2002	$257	$3,067
2003	55	2,622
2004	—	2,688
2005	—	2,688
2006	—	1,687

Total minimum lease payments	312	12,752
Less sublease income		(350)

Less amount representing interest and discount	(18)	$12,402

Present value of minimum lease payments	294
Less current portion of capital lease obligations	(240)

Long-term portion	$54

      In connection with certain capital lease transactions in 1999, Extensity granted to the lessor warrants to purchase 22,425 shares of Series D preferred stock at an exercise price of $3.30 per share. Such warrants were valued at approximately $44,000 using the Black-Scholes valuation model with the following assumptions: expected volatility of 40%, risk-free interest rate of 6% and expected life of 10 years. The value of these warrants was recorded as a long-term asset, which is being amortized over the capital lease term of 4 years. Such amortization amounted to $17,000, $11,000 and $11,000 during the years ended December 31, 2001, 2000 and 1999, respectively. On the effective date of Extensity’s initial public offering (“IPO”) all outstanding preferred stock was converted to common stock. These warrants were exercised in 2000 in exchange for common stock. There were no outstanding warrants as of December 31, 2001.

      Extensity has established letters of credit totaling $1,397,000 for the benefit of Extensity’s office space lessor and credit card processor. These letters of credit are collateralized by certificates of deposit amounting to $1,397,000. As of December 31, 2001, no amounts were outstanding under these letters of credit.

      Extensity and certain of its officers and directors, as well as certain of the underwriters from Extensity’s IPO were named as defendants in a class action shareholder complaint filed in the United States District Court for the Southern District of New York and captioned FELZEN V. EXTENSITY, INC. ET AL., CASE NO. 01-CV-11246. The plaintiffs seek unspecified monetary damages and other relief. Extensity believes these charges to be without merit and, therefore, has not accrued any amounts in connection with this matter.

6.     Debt

      In March 1998, Extensity entered into a loan and security agreement with a lender for $3,500,000. Borrowings under this loan accrued interest at an average rate of 11.4% per annum and matured through December 31, 2001. The agreement provided the lender with the right to exercise warrants to purchase 137,878 shares of Series D preferred stock at an exercise price of $3.30 per share. Extensity recorded the loan at a discount of approximately $265,000, which was allocated to the warrants. The debt discount was calculated in accordance with the provisions of APB No. 14, “Accounting for Convertible Debt and Debt

F–47

EXTENSITY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(United States dollars)
(All interim information relating to the nine months ended September 30, 2001 and 2002 is unaudited)

Issued with Stock Purchase Warrant.” The fair value of the warrants was estimated on the date of grant using the Black-Scholes valuation model with expected volatility of 40%, risk-free interest of 6% and expected life of 10 years. Amortization of the debt discount was recorded as interest expense and amounted to $36,000, $88,000 and $88,000 for the years ended December 31, 2001, 2000 and 1999. On the effective date of Extensity’s IPO all outstanding preferred stock was converted to common stock. These warrants were exercised in 2000 in exchange for common stock. There were no outstanding warrants as of December 31, 2001. The loan was repaid in full during fiscal 2001.

7.	Mandatorily Redeemable Convertible Preferred Stock and Preferred Stock Warrants

     Mandatorily Redeemable Convertible Preferred Stock

      Mandatorily Redeemable Convertible Preferred Stock consists of the following (in thousands except share data):

	Outstanding

	Shares	Amounts

Balance at December 31, 1998	10,361,729	$21,269
Issuance of Series E preferred stock	3,732,820	22,379
Issuance of Series F preferred stock	500,000	4,500
Series F beneficial conversion feature	—	1,500

Balance at December 31, 1999	14,594,549	49,648
Conversion to common stock	(14,594,549)	(49,648)

Balance at December 31, 2000	—	$—

      On December 16, 1999, Extensity sold 500,000 shares of its Series F Preferred Stock at a price of $9.00 per share for gross proceeds of $4.5 million in cash to an investor. The difference between the deemed fair value of the series F preferred stock of $12.00 and the price per share of $9.00 was deemed to be a beneficial conversion feature analogous to a dividend to the preferred stockholders as prescribed under the provisions of EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios.” The value of the beneficial conversion feature of $1.5 million was recognized immediately at the date of issuance as the preferred stockholders had the right to convert their preferred shares at their option.

      On January 27, 2000, the SEC declared effective Extensity’s Registration Statement on Form S-1. Pursuant to this Registration Statement, Extensity completed an IPO of 4,600,000 shares of its common stock (including 600,000 shares sold pursuant to the exercise of the Underwriters’ over-allotment option) at an initial offering price of $20.00 per share (the “Offering”). All preferred stock was converted to common stock on the effective date of Extensity’s IPO. Each share of outstanding preferred stock was converted into common stock at the option of the stockholder on a one-for-one basis, subject to certain adjustments. Holders of preferred stock received one vote for each share of common stock into which such shares were converted.

     Preferred Stock Warrants Issued in Connection with Financings

      On January 29, 1997, Extensity entered into a loan and security agreement with a bank. During fiscal 1997, $250,000 was drawn on the loan and was repaid in the same year. This loan expired on June 15, 1997. In conjunction with this loan agreement, Extensity issued to the lender a warrant to purchase 23,585

F–48

EXTENSITY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(United States dollars)
(All interim information relating to the nine months ended September 30, 2001 and 2002 is unaudited)

shares of Series B preferred stock at an exercise price per share of $1.59. Extensity recorded the loan at a discount of $24,000 which was allocated to the warrant and amortized as interest expense during 1997. The fair value of the warrant was estimated on the date of grant using the Black-Scholes valuation model with expected volatility of 60%, risk-free interest of 5.50% and expected life of 5 years. On the effective date of Extensity’s IPO all outstanding preferred stock was converted to common stock. These warrants were exercised in 2000 in exchange for common stock. There were no outstanding warrants in connection with this transaction as of December 31, 2001.

      During 1998, Extensity entered into financing agreements with a financial institution (see Note 6). In conjunction with these transactions, Extensity issued to the financial institution warrants to purchase shares of Series D preferred stock at an exercise price of $3.30 per share. On the effective date of Extensity’s IPO all outstanding preferred stock was converted to common stock. These warrants were exercised in 2000 in exchange for common stock. There were no outstanding warrants in connection with this transaction as of December 31, 2001.

8.     Common and Preferred Stock

      During 2000, Extensity’s Board of Directors approved an amendment to Extensity’s Certificate of Incorporation to increase the number of its authorized shares of common stock to 75,000,000 and authorized 5,000,000 shares of preferred stock.

      During the year ended December 31, 1999, Extensity loaned to three officers an aggregate of $230,000 to exercise options to purchase 933,439 shares of Extensity’s common stock. The officers paid $193,750 in cash in conjunction with these exercises. A promissory note of $100,000 from one of the officers, bearing interest at 4.77% and due on February 28, 2004, was repaid in full, including interest of $3,000, in November of 1999. The notes of the other two officers bear interest at 5.87%, are due on July 16, 2004 and are collateralized by their personal assets.

      During the year ended December 31, 2000, Extensity loaned $250,000 to an officer to exercise options to purchase 90,000 shares of Extensity’s stock. The officer paid $560,000 in cash in conjunction with this exercise. The promissory note is due January 17, 2005 and bears interest at a rate of 6.12% per annum and is collateralized by the officer’s personal assets.

     Common Stock Warrants

      In October of 2000, Extensity granted warrants to a service provider to purchase 20,000 shares of Extensity’s common stock at an exercise price of $14.50 per share. These warrants vest ratably over a two-year period and expire in October 2007. Extensity is accounting for these warrants under the variable accounting provisions of FIN 44. The charge for fiscal 2001 and 2000 amounted to $66,000 and $10,500, respectively, using the Black-Scholes valuation model with the following variables: expected volatility of 90%, risk free interest of 6% and expected life of 7 years. The warrants were not exercised as of December 31, 2001.

9.     Stock Options

1996 Stock Option Plan

      In 1996, Extensity adopted the 1996 Stock Option Plan (the 1996 Plan) under which eligible employees, directors, and consultants can receive options to purchase shares of Extensity’s common stock at a price generally not less than 100% of the fair value of the common stock on the date of the grant for incentive stock options and nonstatutory stock options. The 1996 Plan, as amended through September 30,

F–49

EXTENSITY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(United States dollars)
(All interim information relating to the nine months ended September 30, 2001 and 2002 is unaudited)

2002, allows for the issuance of a maximum of 9,956,750 shares of Extensity’s common stock and an annual replenishment of the shares of common stock authorized for issuance thereunder equal to the lesser of (a) 1,300,000 shares, (b) 4% of the outstanding shares on such date or (c) a lesser amount to be determined by the Board. The options granted under the 1996 Plan vest according to varying schedules determined by the 1996 Plan Administrator, currently the Board of Directors. Options generally vest over four years and expire ten years from the date of grant.

     2000 Nonstatutory Stock Option Plan

      In August 2000, the Board of Directors adopted the 2000 Nonstatutory Stock Option plan (the 2000 Plan) under which eligible employees can receive options to purchase shares of Extensity’s common stock at a price generally not less than 100% of the fair value of the common stock on the date of grant for nonstatutory options. The 2000 Plan as amended through September 30, 2002, allows for a maximum of 4,391,133 shares of Extensity’s common stock and an annual replenishment of the shares of common stock authorized for issuance on the first day of Extensity’s fiscal year (the “calculation date”) beginning on January 1, 2002, equal to 4% of the outstanding shares on the calculation date. The Board may act, prior to the first day of any fiscal year of Extensity, to increase the share reserve by such number of shares as the Board shall determine, which number shall be less than 4% of the outstanding shares on the calculation date. The options granted under the 2000 Plan vest according to varying schedules determined by the 2000 Plan Administrator. Options generally vest over four years and expire ten years from the date of grant. The 2000 plan explicitly excludes officers and directors, however, Extensity may grant options to an officer in connection with such officer’s initial employment.

      A summary of the activity under the 1996 and 2000 Plans since inception is set forth below:

	Number	Options			Aggregate
	of Shares	Outstanding			Price

		Price Per Share

Balance at December 31, 1997	1,012,923	$0.100	–	$0.160	$149
Options granted	1,066,500	$0.160	–	$0.330	280
Options exercised	(357,001)	$0.100	–	$0.160	(53)
Options forfeited	(115,874)	$0.100	–	$0.160	(18)

Balance at December 31, 1998	1,606,548	$0.050	–	$0.330	359
Options granted	3,495,872	$0.330	–	$9.000	6,336
Options exercised	(1,855,091)	$0.050	–	$1.500	(623)
Options forfeited	(304,747)	$0.160	–	$9.000	(134)

Balance at December 31, 1999	2,942,582	$0.100	–	$9.000	5,938
Options granted	2,959,950	$5.375	–	$38.813	46,853
Options exercised	(432,966)	$0.100	–	$9.000	(1,068)
Options forfeited	(381,127)	$0.100	–	$38.813	(2,205)

Balance at December 31, 2000	5,088,439	$0.100	–	$38.813	49,504
Options granted	3,398,950	$2.150	–	$9.090	13,935
Options exercised	(414,009)	$0.100	–	$7.500	(446)
Options forfeited	(3,039,429)	$0.160	–	$38.813	(41,422)

F–50

EXTENSITY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(United States dollars)
(All interim information relating to the nine months ended September 30, 2001 and 2002 is unaudited)

	Number	Options			Aggregate
	of Shares	Outstanding			Price

		Price Per Share

Balance at December 31, 2001	5,033,951	$0.160	–	$37.250	21,571
Options granted	1,722,050	$0.74	–	$2.280	3,834
Options exercised	(100,880)	$0.160	–	$1.500	(50)
Options forfeited	(1,249,276)	$0.160	–	$35.000	(6,230)

Balance at September 30, 2002	5,405,845	$0.160	–	$37.250	$19,125

      The following table summarizes information with respect to stock options outstanding at December 31, 2001:

Options Outstanding						Options Exercisable

				Weighted Average	Weighted		Weighted
Range of			Number	Remaining	Average	Number	Average
Exercise Prices			Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$0.160	–	$ 1.500	1,066,993	7.22	$0.635	394,591	$0.611
$2.150	–	$ 2.280	1,995,638	9.94	$2.275	290,626	$2.280
$2.450	–	$ 8.820	1,405,107	7.87	$6.417	421,624	$6.931
$9.000	–	$37.250	566,213	8.38	$12.954	230,318	$12.498

$0.160	–	$37.250	5,033,951	8.61	$4.285	1,337,159	$5.339

      The following table summarizes information with respect to stock options outstanding at September 30, 2002:

Options Outstanding						Options Exercisable

				Weighted Average	Weighted		Weighted
Range of			Number	Remaining	Average	Number	Average
Exercise Prices			Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$0.160	–	$ 2.130	1,091,602	6.92	$0.787	629,923	$0.625
$2.250	–	$ 2.280	2,929,652	9.22	$2.277	686,131	$2.280
$2.450	–	$18.500	1,111,035	8.02	$6.588	575,301	$6.676
$9.000	–	$37.250	273,556	7.90	$15.222	142,965	$15.479

$0.160	–	$37.250	5,405,845	8.44	$3.537	2,034,330	$3.971

      The Plans allow certain option holders to exercise their options prior to vesting. However, such exercises are subject to repurchase by Extensity if not vested. Extensity’s repurchase right lapses over a four year period. As of December 31, 2001 and September 30, 2002, 146,873 and 24,333, respectively, shares of common stock acquired by option holders are subject to repurchase by Extensity.

      Extensity accounts for employee and board of director stock options in accordance with the provisions of APB No. 25 and complies with the disclosure provisions of SFAS No. 123.

      Under APB No. 25, compensation expense is recognized based on the amount by which the fair value of the underlying common stock exceeds the exercise price of the stock options at the measurement date, which in the case of employee stock options is typically the date of grant. For financial reporting purposes, Extensity has determined that the deemed fair market value on the date of grant of certain employee stock options issued prior to the IPO was in excess of the exercise price of the options. This amount is recorded

F–51

EXTENSITY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(United States dollars)
(All interim information relating to the nine months ended September 30, 2001 and 2002 is unaudited)

as deferred compensation and is classified as a reduction of stockholders’ equity and is amortized as a charge to operations over the vesting period of the applicable options. The vesting period is generally four years. The fair value per share used to calculate deferred compensation was derived by reference to the preferred stock values and Extensity’s initial public offering price range. Consequently, Extensity recorded deferred stock compensation of $1,881,000 and $10,205,000 during the years ended December 31, 2000 and 1999, respectively. Amortization recognized for the years ended December 31, 2001, 2000 and 1999 totaled $509,000, $3,977,000 and $4,352,000, respectively. Amortization recognized for the nine months ended September 30, 2002 and 2001 totaled $64,000 and $348,000, respectively.

      The weighted average fair values of the options granted for the years ended December 31, 2001, 2000 and 1999 were $4.10, $15.83 and $1.80, respectively.

      Had compensation cost for option grants to employees been determined consistent with SFAS No. 123, Extensity’s net loss would have been as follows (in thousands, except per share data):

	Year Ended December 31,

	2001	2000	1999

Net loss:
As reported	$(25,953)	$(34,509)	$(24,889)
Pro forma net loss	$(27,765)	$(38,042)	$(24,762)
Pro forma net loss per share, basic and diluted	$(1.16)	$(1.79)	$(11.14)

      The above pro forma disclosures are not necessarily representative of the effects on reported income or loss for future years as additional grants are made each year and options vest over several years.

      The fair value of each option grant was estimated on the date of grant using the minimum value options pricing model with the following weighted average assumptions by period:

	Year Ended
	December 31,

	2001	2000	1999

Risk-free interest rate	3.7%	6.2%	5.6%
Expected volatility	108%	189%	—
Expected life (in years)	1.7	1.5	4
Dividends	—	—	—

      Because Extensity was not publicly traded until January 27, 2000, the date of the IPO, volatility was not considered in the determining the value of options granted to employees in 1999.

     Stock Option Exchange

      Pursuant to a Tender Offer Statement filed with the SEC on May 4, 2001, employees surrendered for cancellation 1,744,400 options to purchase shares of Extensity’s common stock at exercise prices ranging from $5.44 to $38.81. In exchange, Extensity on June 6, 2001 granted short-term options to purchase 174,440 shares of Extensity’s common stock at an exercise price of $8.82 covering ten percent (10%) of the number of shares that were cancelled.

      The grant of short-term options was accounted for as prescribed under the provisions of FIN No. 44. Extensity did not incur any compensation expense associated with such options.

F–52

EXTENSITY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(United States dollars)
(All interim information relating to the nine months ended September 30, 2001 and 2002 is unaudited)

      On December 12, 2001, Extensity granted new options equal to ninety percent (90%) of the number of shares that were cancelled on June 5, 2001. The number of new options actually granted on December 12, 2001, totaling 1,366,560 shares is less than the amount cancelled on June 5, 2001 as a result of employee terminations related to Extensity’s restructuring plan implemented in July 2001. The exercise price of the new options was $2.28, the closing price of Extensity’s common stock on the date of grant. The new options have the same vesting schedule as the cancelled options and will expire if not exercised ten years from the grant date or earlier if employment is terminated.

      The short-term options vested on December 6, 2001 and expired unexercised on March 6, 2002.

10.     Employee Savings and Investment Plans

401(k) Plan

      In January 1998, Extensity adopted a 401(k) plan for employees. All employees who meet certain service requirements are eligible to participate. Matching contributions are at the discretion of Extensity. Extensity made no matching or discretionary contributions from inception through September 30, 2002.

Employee Stock Purchase Plan

      Extensity’s 2000 Employee Stock Purchase Plan was adopted by the board of directors and stockholders of Extensity in November 1999 and became effective upon the closing of the IPO in January of 2000. A total of 1,235,241 shares have been reserved for issuance under the purchase plan. The purchase plan provides for automatic annual increases in the number of shares reserved for issuance under the plan in an amount equal to the lesser of (1) 1.5% of the outstanding shares on such date, (2) 500,000 shares or (3) such lesser amount as may be determined by the board. Under the purchase plan, eligible employees may purchase common stock in an amount not to exceed 15% of the employee’s cash compensation. The purchase price will be 85% of the common stock fair value at the lower of certain plan-defined dates. As of September 30, 2002, there have been 649,969 shares issued and 585,272 shares reserved for future issuance.

11.	Acquisition

      In September 2000, Extensity acquired all the outstanding shares of a company. The total acquisition cost was approximately $343,000 primarily comprised of $265,000 in cash, 2,500 shares of Extensity’s stock valued at $53,000 and approximately $25,000 in transaction costs. The transaction was accounted for using the purchase method of accounting. Substantially the entire purchase price was allocated to in-process research and development as technological feasibility of the acquired product had not been established and no future alternative use existed at the time of purchase. Furthermore, the acquired company had no revenues, no other tangible or intangible assets and only one employee.

12.	Restructuring, Impairment Loss and Other

      In response to the continuing economic slowdown, Extensity implemented a restructuring plan in the third quarter of fiscal 2001 and recorded a restructuring charge of $4.5 million. The goal of the restructuring plan was to reduce costs and improve operating efficiencies in order to match the current business environment. The restructuring charge consisted of severance and benefits of $729,000 related to the involuntary termination of 70 employees, which was fully paid as of December 31, 2001. These terminations were from all functions across Extensity. In addition, Extensity accrued for lease costs of $2.2 million pertaining to the estimated obligations for non-cancelable lease payments for excess facilities

F–53

EXTENSITY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(United States dollars)
(All interim information relating to the nine months ended September 30, 2001 and 2002 is unaudited)

in the United States and Europe. Extensity also wrote off computer equipment and software with a net book value of $1.6 million as these assets were taken out of service because they were deemed unnecessary due to the reductions of workforce.

      In April 2002, Extensity took additional steps to reduce expenses, which included reducing full-time equivalent employees from all functions across Extensity by approximately 18% and evaluating the adequacy of its sublease loss accrual for its lease commitments for office space. Extensity incurred a restructuring charge of approximately $1.5 million for the nine months ended September 30, 2002. The charge consisted of severance and benefits of $523,000 related to the involuntary termination of 39 employees, which was fully paid as of June 30, 2002. In addition, Extensity accrued for lease costs of $946,000 pertaining to the estimated obligations for non-cancelable lease payments for excess facilities in the United States.

      The following table sets forth an analysis of the components of the restructuring charge and the payments made against the accrual through September 30, 2002 (in thousands):

		Computer
	Severance	Equipment	Accrued
	and Benefits	and Software	Lease Costs

Restructuring provision:
Severance and benefits	$729	$—	$—
Accrued lease costs	—	—	2,187
Property and equipment write-off	—	1,577	—

Total	729	1,577	2,187
Cash paid	(729)	—	(901)
Non-cash charges	—	(1,577)	—

Accrual balance at December 31, 2001	—	—	1,286
Severance and benefits	523	—	—
Accrued lease costs	—	—	946
Cash paid	(523)	—	(383)

Accrual balance at September 30, 2002	$—	$—	$1,849

      Extensity expects to pay the remaining obligations relating to the non-cancelable lease obligations over the remaining lease terms through 2006.

      In the third quarter of 2001, Extensity incurred an impairment loss of $1.3 million. This charge was attributed to the impairment of assets acquired in conjunction with building the hosted offering. These assets were written down to a level commensurate with the expected future cash flows as prescribed by SFAS No. 121.

      During the first quarter of 2001, Extensity incurred $377,000 in connection with exploring potential merger and acquisition transactions.

F–54

EXTENSITY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(United States dollars)
(All interim information relating to the nine months ended September 30, 2001 and 2002 is unaudited)

13.     Quarterly Financial Data (Unaudited)

      The following is unaudited financial data for 2001 and 2000 and the nine month period ended September 30, 2002 (amounts in thousands, except for per share amounts).

	Q3’02	Q2’02	Q1’02	Q4’01	Q3’01	Q2’01	Q1’01	Q4’00	Q3’00	Q2’00	Q1’00

Revenues: license	$1,507	$1,743	$1,206	$4,231	$4,886	$5,651	$6,022	$5,316	$4,021	$3,034	$2,225
Service and maintenance	2,931	3,074	3,123	3,657	3,174	3,480	3,780	3,470	3,005	2,299	1,498
Hosted	319	194	194	151	48	—	—	—	—	—	—
Total revenues	4,757	5,011	4,523	8,039	8,108	9,131	9,802	8,786	7,026	5,333	3,723
Gross profit	$2,599	$2,684	$1,748	$4,884	$4,612	$5,424	$5,283	$4,433	$2,847	$1,421	$550
Net loss	(3,519)	(4,987)	(5,095)	(2,342)	(9,379)	(6,733)	(7,499)	(7,605)	(8,702)	(8,865)	(9,337)
Net loss per share, basic and diluted	$(0.14)	$(0.20)	$(0.21)	$(0.10)	$(0.39)	$(0.28)	$(0.32)	$(0.33)	$(0.38)	$(0.39)	$(0.56)

14.	Proposed Merger

      On August 26, 2002, Extensity entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Geac Computer Corporation Limited (“Geac”) and Cage Acquisition, Inc., a subsidiary of Geac (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Extensity (the “Merger”), and at the effective time of the Merger, each outstanding share of Extensity common stock will be converted into the right to receive, at the election of the stockholder, cash in the amount of $1.75 or approximately 0.627 of a Geac common share (the “Exchange Ratio”), subject to adjustment in certain circumstances. Pursuant to the terms of the Merger Agreement, certain outstanding options to purchase shares of Extensity common stock will terminate immediately prior to the effective time of the Merger, and other outstanding options to purchase Extensity common stock will be assumed by Geac, based on the Exchange Ratio. The Merger is subject to customary closing conditions, including the approval of Extensity stockholders.

F–55

GEAC COMPUTER CORPORATION LIMITED

PRO FORMA CONDENSED COMBINED BALANCE SHEET

(Unaudited)
As of October 31, 2002
(In thousands of Canadian dollars)

	Historical

	Geac Computer		Basis of Presentation:
	Corporation	Extensity,	All Extensity shareholders elect
	Limited	Inc.	to receive cash

	October 31,	September 30,	Pro forma		Pro forma
	2002	2002	adjustments		combined
	$	$	$	Note 3	$

Assets
Current assets
Cash and cash equivalents	69,397	25,833	(70,628)	(a)(i)(iv)(vii)	24,602
Short-term investments	—	30,057	—		30,057
Accounts receivable and other	74,576	4,483	—		79,059
Deferred taxes	14,504	—	3,754	(a)(v)	18,258
Inventory	2,683	—	—		2,683
Prepaid and other current assets	21,568	1,881	(3,471)	(a)(viii)	19,978

	182,728	62,254	(70,345)	—	174,637
Deferred taxes	47,892	—	8,036	(a)(v)	55,928
Property, plant and equipment	41,611	4,221	(1,514)	(a)(i)	44,318
Intangible assets	—	—	9,039	(a)(i)	9,039
Goodwill	102,022	—	23,997	(a)(i)	126,019
Other assets	—	2,715	(2,715)	(a)(i)	—

	374,253	69,190	(33,502)		409,941

Liabilities
Current liabilities
Accounts payable and accrued liabilities	122,284	12,345	13,794	(a)(vi)	148,423
Income taxes payable	42,218	84	—		42,302
Deferred revenue	139,265	4,231	—		143,496
Current portion of long-term debt	2,180	173	—		2,353

	305,947	16,833	13,794		336,574
Deferred revenue	6,551	—	—		6,551
Deferred taxes	-	—	3,616	(a)(v)	3,616
Long-term debt	7,673	—	—		7,673

	320,171	16,833	17,410		354,414

Redeemable preferred shares	-	—	76	(a)(vii)	76

Shareholders’ Equity
Share capital	157,094	40	(40)	(a)(ii)(iv)	157,094
Additional paid-in capital	2,765	233,653	(233,653)	(a)(ii)	2,765
Other equity	-	—	1,910	(a)(iii)	1,910
Purchase warrants	1,566	—	—		1,566
Deferred stock compensation	(944)	(86)	(455)	(a)(ii)(iii)	(1,485)
Notes receivable from shareholders	(375)	(747)	747	(a)(ii)	(375)
Accumulated other comprehensive loss	(10,683)	346	(346)	(a)(ii)	(10,683)
Deficit	(95,341)	(180,849)	180,849	(a)(ii)	(95,341)

	54,082	52,357	(50,988)		55,451

	374,253	69,190	(33,502)		409,941

See accompanying notes to unaudited pro forma condensed combined financial information.

F–56

GEAC COMPUTER CORPORATION LIMITED

PRO FORMA CONDENSED COMBINED BALANCE SHEET

(Unaudited)
As of October 31, 2002
(in thousands of Canadian dollars)

	Historical

	Geac Computer		Basis of Presentation:
	Corporation	Extensity,	All Extensity shareholders elect
	Limited	Inc.	to receive shares

	October 31,	September 30,	Pro forma		Pro forma
	2002	2002	adjustments		combined
	$	$	$	Note 3	$

Assets
Current assets
Cash and cash equivalents	69,397	25,833	305	(a)(iv)(vii)	95,535
Short-term investments	—	30,057	—		30,057
Accounts receivable and other	74,576	4,483	—		79,059
Deferred taxes	14,504	—	4,097	(a)(v)	18,601
Inventory	2,683	—	—		2,683
Prepaid and other current assets	21,568	1,881	(3,471)	(a)(viii)	19,978

	182,728	62,254	931		245,913
Deferred taxes	47,892	—	8,036	(a)(v)	55,928
Property, plant and equipment	41,611	4,221	(1,514)	(a)(i)	44,318
Intangible assets	-	—	9,039	(a)(i)	9,039
Goodwill	102,022	—	25,669	(a)(i)	127,691
Other assets	-	2,715	(2,715)	(a)(i)	—

	374,253	69,190	39,446		482,889

Liabilities
Current liabilities
Accounts payable and accrued liabilities	122,284	12,345	13,794	(a)(vi)	148,423
Income taxes payable	42,218	84	—		42,302
Deferred revenue	139,265	4,231	—		143,496
Current portion of long-term debt	2,180	173	—		2,353

	305,947	16,833	13,794		336,574
Deferred revenue	6,551	—	—		6,551
Deferred taxes	—	—	3,616	(a)(v)	3,616
Long-term debt	7,673	—	—		7,673

	320,171	16,833	17,410		354,414

Redeemable preferred shares	-	—	76	(a)(vii)	76

Shareholders’ Equity
Share capital	157,094	40	72,908	(a)(i)(ii)(iv)	230,042
Additional paid-in capital	2,765	233,653	(233,653)	(a)(ii)	2,765
Other equity	-	—	1,910	(a)(iii)	1,910
Purchase warrants	1,566	—	—		1,566
Deferred stock compensation	(944)	(86)	(455)	(a)(ii)(iii)	(1,485)
Notes receivable from shareholders	(375)	(747)	747	(a)(ii)	(375)
Accumulated other comprehensive loss	(10,683)	346	(346)	(a)(ii)	(10,683)
Deficit	(95,341)	(180,849)	180,849	(a)(ii)	(95,341)

	54,082	52,357	21,960		128,399

	374,253	69,190	39,446		482,889

See accompanying notes to unaudited pro forma condensed combined financial information.

F–57

GEAC COMPUTER CORPORATION LIMITED

PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

(Unaudited)
For the year ended April 30, 2002
(In thousands of Canadian dollars, except per share amounts)

	Historical

	Geac
	Computer
	Corporation	Extensity,
	Limited	Inc.
			Basis of Presentation:
			All Extensity shareholders elect to
	Year ended		receive cash

	April 30,	March 31,	Pro forma		Pro forma
	2002	2002	adjustments		combined
	$	$	$	Note 3	$

Revenues	719,452	46,789	—		766,241
Cost of revenues	326,631	20,619	—		347,250

Gross profit	392,821	26,170	—		418,991

Operating expenses
Sales and marketing	93,173	30,301	—		123,474
Product development	92,792	16,203	—		108,995
General and administrative	91,452	10,364	266	(b)(ii)	102,082
Restructuring and other unusual items	45,861	9,102	—		54,963
Amortization of intangible assets	1,738	—	2,682	(b)(i)	4,420

	325,016	65,970	2,948		393,934

Income (loss) from operations	67,805	(39,800)	(2,948)		25,057
Interest income	1,900	3,002	—		4,902
Interest expense	(3,521)	(148)	—		(3,669)
Gain on disposal of business	5,073	—	—		5,073
Other income (expense) — net	933	—	—		933

Income (loss) from operations before income taxes	72,190	(36,946)	(2,948)		32,296
Income taxes	30,126	28	(15,850)	(b)(iii)	14,304

Net income (loss) for the period	42,064	(36,974)	12,902		17,992

Basic net income (loss) per share	0.58	(1.54)	—	(c)	0.25
Diluted net income (loss) per share	0.56	(1.54)	—	(c)	0.24

See accompanying notes to unaudited pro forma condensed combined financial information.

F–58

GEAC COMPUTER CORPORATION LIMITED

PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

(Unaudited) — (Continued)

	Historical

	Geac
	Computer
	Corporation	Extensity,
	Limited	Inc.

			Basis of Presentation: All Extensity
	Six-month period ended		shareholders elect to receive cash

	October 31,	September 30,	Pro forma		Pro forma
	2002	2002	adjustments		combined
	$	$	$	Note 3	$

Revenues	314,375	15,226	—		329,601
Cost of revenues	139,284	6,991	—		146,275

Gross profit	175,091	8,235	—		183,326

Operating expenses
Sales and marketing	44,471	8,333	—		52,804
Product development	34,413	5,446	—		39,859
General and administrative	44,014	4,394	133	(b)(ii)	48,541
Net restructuring and other unusual items	(1,157)	3,941	—		2,784
Amortization of intangible assets	435	—	1,331	(b)(i)	1,766

	122,176	22,114	1,464		145,754

Income (loss) from operations	52,915	(13,879)	(1,464)		37,572
Interest income	916	647	—		1,563
Interest expense	(395)	(26)	—		(421)
Other income — net	2,378	—	—		2,378

Income (loss) from operations before income taxes	55,814	(13,258)	(1,464)		41,092
Income taxes	21,518	—	(5,836)	(b)(iii)	15,682

Net income (loss) for the period	34,296	(13,258)	4,372		25,410

Basic net income (loss) per share	0.44	(0.53)	—	(c)	0.32
Diluted net income (loss) per share	0.43	(0.53)	—	(c)	0.31

See accompanying notes to unaudited pro forma condensed combined financial information.

F–59

GEAC COMPUTER CORPORATION LIMITED

PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

(Unaudited) — (Continued)

	Historical

	Geac
	Computer
	Corporation	Extensity,
	Limited	Inc.

			Basis of Presentation: All Extensity
	Year ended		shareholders elect to receive shares

	April 30,	March 31,	Pro forma		Pro forma
	2002	2002	adjustments		combined
	$	$	$	Note 3	$

Revenues	719,452	46,789	—		766,241
Cost of revenues	326,631	20,619	—		347,250

Gross profit	392,821	26,170	—		418,991

Operating expenses
Sales and marketing	93,173	30,301	—		123,474
Product development	92,792	16,203	—		108,995
General and administrative	91,452	10,364	266	(b)(ii)	102,082
Restructuring and other unusual items	45,861	9,102	—		54,963
Amortization of intangible assets	1,738	—	2,682	(b)(i)	4,420

	325,016	65,970	2,948		393,934

Income (loss) from operations	67,805	(39,800)	(2,948)		25,057
Interest income	1,900	3,002	—		4,902
Interest expense	(3,521)	(148)	—		(3,669)
Gain on disposal of business	5,073	—	—		5,073
Other income — net	933	—	—		933

Income (loss) from operations before income taxes	72,190	(36,946)	(2,948)		32,296
Income taxes	30,126	28	(15,850)	(b)(iii)	14,304

Net income (loss) for the period	42,064	(36,974)	12,902		17,992

Basic net income (loss) per share	0.58	(1.54)	—	(c)	0.20
Diluted net income (loss) per share	0.56	(1.54)	—	(c)	0.20

F–60

GEAC COMPUTER CORPORATION LIMITED

PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

(Unaudited) — (Continued)

	Historical

	Geac
	Computer
	Corporation	Extensity,
	Limited	Inc.
			Basis of Presentation:
			All Extensity shareholders elect
	Six-month period ended		to receive shares

	October 31,	September 30,	Pro forma		Pro forma
	2002	2002	adjustments		combined
	$	$	$	Note 3	$

Revenues	314,375	15,226	—		329,601
Cost of revenues	139,284	6,991	—		146,275

Gross profit	175,091	8,235	—		183,326

Operating expenses
Sales and marketing	44,471	8,333	—		52,804
Product development	34,413	5,446	—		39,859
General and administrative	44,014	4,394	133	(b)(ii)	48,541
Net restructuring and other unusual items	(1,157)	3,941	—		2,784
Amortization of intangible assets	435	—	1,331	(b)(i)	1,766

	122,176	22,114	1,464		145,754

Income (loss) from operations	52,915	(13,879)	(1,464)		37,572
Interest income	916	647	—		1,563
Interest expense	(395)	(26)	—		(421)
Other income — net	2,378	—	—		2,378

Income (loss) from operations before income taxes	55,814	(13,258)	(1,464)		41,092
Income taxes	21,518	—	(5,836)	(b)(iii)	15,682

Net income (loss) for the period	34,296	(13,258)	4,372		25,410

Basic net income (loss) per share	0.44	(0.53)	—	(c)	0.27
Diluted net income (loss) per share	0.43	(0.53)	—	(c)	0.26

F–61

GEAC COMPUTER CORPORATION LIMITED

NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(Canadian dollars; amounts in thousands, except per share amounts)
October 31, 2002 (Unaudited)

1.     Description of proposed merger

      On August 26, 2002, Geac announced that it had entered into a definitive merger agreement to acquire by way of a merger all of the outstanding common shares of Extensity, Inc. for a total estimated purchase price of approximately $83,396, including transaction costs, if the transaction is financed exclusively by a share issue, and $81,724, including transaction costs, if the transaction is financed with cash. The definitive agreement contains terms which adjust the purchase price for changes in the working capital of Extensity as of the closing date.

      Under the terms of the definitive agreement, Extensity shareholders may elect to receive US$1.75 in cash or 0.627 of a Geac common share for each share of Extensity common stock, subject to adjustment based on the amount of Extensity’s working capital at closing. We have presented this pro forma condensed combined financial information on alternative bases: first, on the basis that all Extensity stockholders elect to receive Geac common shares in the merger, and second, on the basis that all Extensity stockholders elect to receive cash in the merger. In each case, we have assumed that no working capital adjustment is made.

      The acquisition will be accounted for using the purchase method of accounting as required by Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” whereby the total cost of the acquisition, included related fees and expenses, is allocated to tangible and intangibles assets acquired and liabilities assumed based on their respective fair values at the effective date of the acquisition. Identified intangible assets with finite lives will be amortized over those lives. Goodwill will not be amortized.

2.     Basis of presentation

      The unaudited pro forma condensed combined balance sheet information as of October 31, 2002 gives effect to the merger as if it had occurred on October 31, 2002. The unaudited pro forma condensed combined balance sheet information is based on the unaudited consolidated balance sheet of Geac as of October 31, 2002 and the unaudited consolidated balance sheet of Extensity as of September 30, 2002, both of which are included elsewhere in this proxy statement/ prospectus.

      The unaudited pro forma condensed combined statement of operations information for the year ended April 30, 2002 and the six months ended October 31, 2002 reflect the merger as if it had occurred on May 1, 2001. The unaudited combined condensed statement of operations information for the year ended April 30, 2002 is based on the audited consolidated statement of operations of Geac for the year ended April 30, 2002 included elsewhere in this proxy statement/ prospectus and the results of operations of Extensity for the twelve months ended March 31, 2002 (which are derived from the audited consolidated statement of operations of Extensity for the year ended December 31, 2001, less the unaudited results of its operations for the three months ended March 31, 2001, plus the unaudited results of its operations for the three months ended March 31, 2002).

      The unaudited pro forma condensed combined statement of operations information for the six months ended October 31, 2002 is based on the unaudited consolidated interim statement of operations of Geac for the six months ended October 31, 2002 which are included elsewhere in this proxy statement/ prospectus and the unaudited consolidated statement of operations information of Extensity for the six months ended September 30, 2002, which is derived from the sum of the unaudited consolidated statements of operations of Extensity for the three-month periods ended June 30, 2002 and September 30, 2002.

F–62

GEAC COMPUTER CORPORATION LIMITED

NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

(Canadian dollars; amounts in thousands, except per share amounts)
October 31, 2002 (Unaudited)

      The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had Geac and Extensity been a single entity during the periods presented.

      The unaudited pro forma condensed combined financial information is based on estimates and assumptions that Geac believes are reasonable and should be read in conjunction with the respective financial statements and related notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations of both Geac and Extensity included elsewhere in this proxy statement/ prospectus and other public filings. These estimates and assumptions are preliminary and have been made solely for purposes of developing this unaudited pro forma condensed combined financial information.

      The acquisition has not closed and, therefore, the amounts allocated could change by the closing date, based on the assets and liabilities held by Extensity at that time. Furthermore, a valuation has not been completed to determine the fair value of the net assets acquired. Accordingly, the preliminary purchase price allocation could change significantly as additional information is obtained about restructuring and integration plans, and asset and liability valuations, particularly relating to intangibles, are finalized. In addition, the purchase agreement contains terms that may adjust the purchase price based on the working capital of Extensity at the closing date. Adjustments relating to restructuring and integration plans are expected to be finalized in January 2003 when the plans are expected to receive final approval.

3.     Unaudited pro forma adjustments

a) Unaudited pro forma condensed combined balance sheet

      Adjustments to the balance sheet are as follows:

i)	Adjustments to record the acquisition of Extensity by Geac

The purchase price is allocated based upon the estimated fair value of the assets acquired and liabilities assumed. This allocation is subject to change pending a final analysis of the value of the assets acquired and liabilities assumed. The actual allocation will be based on the fair value of the assets and liabilities acquired as of the acquisition date.

      Based on the best estimates in accordance with currently available information, pro forma and fair value adjustments have been made on the following items:

$

Net historical book value of assets acquired, net of liabilities assumed	52,357
Adjustment of historical carrying amount to fair value:
Deferred income taxes	8,339
Property, plant and equipment	(1,514)
Accounts payable and accrued liabilities	(3,473)
Adjustment to reflect issuance of Extensity shares (note 3(a)(iv))	229

Net tangible assets acquired	55,938

F–63

GEAC COMPUTER CORPORATION LIMITED

NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

(Canadian dollars; amounts in thousands, except per share amounts)
October 31, 2002 (Unaudited)

      The components of the estimated purchase consideration, at fair value are as follows:

	All cash	All shares
	$	$

Cash	70,933	—
Fair value of Geac common stock (16,032 shares)	—	72,948
Fair value of Geac options issued	1,910	1,910
Deferred compensation	(541)	(541)

	72,302	74,317
Transaction costs	10,450	10,450
Less: related tax	(1,028)	(1,371)

Estimated purchase consideration	81,724	83,396

      The estimated purchase consideration of $81,724 assuming an all cash election differs from the estimated purchase consideration of $83,396 under an all share election because of the difference between the US$1.75 (CDN$2.77) in cash per share that would be paid to Extensity stockholders pursuant to the merger agreement and the value of CDN$4.55 used to measure the common shares of Geac in accordance with the requirements of EITF 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination. The Company’s common shares were valued based on the market price of the shares over a reasonable period of time before and after the terms of the acquisition were agreed to and announced.

      The purchase price has been allocated to identifiable tangible and intangible assets acquired and liabilities assumed, based on the estimated fair values of such assets and liabilities with the remainder allocated to goodwill, as follows:

	All cash	All shares
	$	$

Net tangible assets acquired	55,938	55,938
Restructuring costs	(6,057)	(6,057)
Identified intangible assets
Intellectual property	6,502	6,502
Trademarks	1,110	1,110
Acquired contracts	1,427	1,427
Deferred tax liability	(1,193)	(1,193)
Goodwill	23,997	25,669

Estimated purchase consideration	81,724	83,396

      The 16,032 Geac common shares to be issued assumes that all of the Extensity stockholders will elect to receive Geac shares and is based on an estimate of 25,460 shares outstanding for Extensity plus 110 shares issued under the Employee Stock Purchase Plan, multiplied by the exchange ratio of 0.627. The fair value of Geac common shares issued were valued using the market price of the Geac shares over a reasonable period before and after the date the terms of the proposed merger were agreed and announced.

F–64

GEAC COMPUTER CORPORATION LIMITED

NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

(Canadian dollars; amounts in thousands, except per share amounts)
October 31, 2002 (Unaudited)

      The fair value of the Geac stock options to be granted to Extensity option holders was estimated using the Black Scholes option-pricing model with the following assumptions:

Risk-free interest rate	5.17%
Expected life	1.7 years
Estimated volatility in the market price of the Geac common shares	76%
Dividend yield	nil

      A valuation of the intangible assets and deferred revenue is being conducted by an independent third party and is expected to be completed prior to closing.

      Management is in the process of assessing and formulating its integration plans, which are expected to include staff restructuring and elimination of acquired facilities. The finalization of these plans could result in a material increase to the estimated accrual for elimination of acquired duplicate resources, staff restructuring and other related costs. While the exact amount is not yet known, management currently estimates an accrual of $1,537 for severance, an accrual of $1,805 for premises restructuring and a write-off of other assets of $2,715.

ii)	Adjustment to eliminate all components of the historical Extensity shareholders’ equity and, for an acquisition financed in all shares to reflect the issuance of Geac common shares.

iii)	In conjunction with the merger, Geac will issue stock options to certain Extensity stock option holders that have an estimated fair value of $1,910. In addition, deferred stock compensation of $541 was recorded, based on the estimated fair value of the unvested stock options to be converted at the date of the merger. The adjustment also reflects the reversal of $86 of Extensity’s historical deferred compensation. See note 3(b)(ii) for further explanation.

iv)	An adjustment in the amount of $229 was recorded to the historical balance sheet of Extensity to reflect the receipt of cash upon the issuance of 110 shares under the Employee Stock Purchase Plan.

v)	Total net deferred tax adjustments of $8,517 arising under a 100% stock election and $8,174 arising under a 100% cash election are comprised of the following adjustments in the pro forma column:

	All shares	All cash
	$	$

Current deferred tax assets(1)	4,097	3,754
Deferred tax assets(2)	8,036	8,036
Deferred tax liabilities(3)	(3,616)	(3,616)

	8,517	8,174

The adjustments to deferred taxes relate to the following:

1)	Adjustment of $4,097 is comprised of current deferred tax assets arising from severance and premise accruals under the restructuring plan of $1,337, transaction costs of $1,371 under an all stock election and $1,028 under an all cash election, and accounts payable and accrued liabilities of $1,389.

2)	Adjustment of $8,036 is comprised of non-current deferred tax assets arising from the fair value adjustments relating to property, plant and equipment of $606, the tax effect of the write off of

F–65

GEAC COMPUTER CORPORATION LIMITED

NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

(Canadian dollars; amounts in thousands, except per share amounts)
October 31, 2002 (Unaudited)

other assets of $1,086 under the restructuring plan, and the recognition of Extensity’s previously unrecognized tax losses of $6,344.

3)	Adjustment of $3,616 is comprised of non-current deferred tax liabilities recorded in connection with the allocation of a portion of the purchase price to identified intangible assets.

vi)	The adjustment to accounts payable and accrued liabilities of $13,794 is comprised of:

1)	$3,172 relating to the accrual of insurance premiums for continued insurance coverage for directors and officers of Extensity, which, pursuant to the terms of the acquisition agreement, Geac has agreed to pay for a period of six years following the date of acquisition.

2)	Adjustment relating to the accrual of transaction costs, which is comprised of direct costs of the acquisition, such as legal and accounting fees. Total transaction costs are estimated to be $10,450; however, $3,471 has already been recorded by Geac, resulting in an additional accrual adjustment of $6,979.

3)	$3,342 relating to restructuring accruals that meet the criteria for recognition under EITF 95-3 Recognition of Liabilities in Connection with a Purchase Business Combination (note 3(a)(i)).

4)	$301 of fair value adjustment relating to lease commitments.

vii)	Adjustments to record the issuance of 25 preferred shares (par value of $0.001 per share) for an aggregate of $76 to a third party as contemplated in the definitive agreement. The preferred shares are non-voting, are redeemable at the option of either Geac or the holder, 60 months from the issue date and carry a cumulative dividend of 12% per annum, payable semi-annually. The preferred shares are redeemable in cash of US$2.00 per share, if redeemed at the option of the holder, or US$2.02 per share, if redeemed at the option of Geac, plus, in either event, all accrued and unpaid dividends.

viii)	Adjustment to eliminate $3,471 of deferred transaction costs as these costs are recorded as part of the cost of acquisition. See note 3(vi)(2).

ix)	The balance sheet of Extensity as at September 30, 2002, stated in the United States dollars, has been converted to Canadian dollars at a United States/ Canadian dollar exchange rate of US$1.00 equals CDN$1.59.

b)	Unaudited pro forma condensed combined statement of operations

      Adjustments to the statement of operations are as follows:

i)	Adjustments to record additional amortization on identified intangible assets resulting from the allocation of the purchase price.

The pro forma adjustments assume the intangible assets will be amortized on a straight-line basis over the estimated useful lives of the related assets, which in the case of the acquired service and maintenance agreements represents the remaining contractual life of the contracts.

Intellectual property	4 years
Trademarks	3 years
Acquired contracts	2 years

F–66

GEAC COMPUTER CORPORATION LIMITED

NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

(Canadian dollars; amounts in thousands, except per share amounts)
October 31, 2002 (Unaudited)

      The ultimate useful lives assigned will be determined at the date of acquisition based on the facts and circumstances existing at that date.

ii)	Adjustment to record compensation expense relating to the amortization of deferred compensation costs, recorded on acquisition as a result of stock options issued (note 3(a)(iii)).

iii)	In connection with the acquisition, an adjustment was recorded to reflect the utilization of Extensity’s net operating loss for the year ended April 30, 2002 against the Company’s US operations’ taxable income, which would have been available if the acquisition was assumed to have occurred on May 1, 2002.

iv)	The statement of operations of Extensity for the twelve months ended March 31, 2002, stated in United States dollars, has been converted to Canadian dollars at an exchange rate of US$1.00 equals CDN$1.57. The statement of operations of Extensity for the six months ended September 30, 2002, stated in United States dollars, has been converted to Canadian dollars at an exchange rate of US$1.00 equals CDN$1.56.

c) Unaudited pro forma condensed combined net income per share

      The following table sets forth the calculation of pro forma basic and diluted net income per share:

	All cash		All shares

	Six months		Six months
	ended	Year ended	ended	Year ended
	October 31, 2002	April 30, 2002	October 31, 2002	April 30, 2002
	$	$	$	$

Pro forma net income	25,410	17,992	25,410	17,992

Computation of pro forma net income per share
Basic:
Weighted average number of Geac common shares outstanding	78,326	73,130	78,326	73,130
Add: number of shares issued for Extensity at the exchange ratio of 0.627	—	—	16,032	16,032

Shares used in computing pro forma basic net income per share	78,326	73,130	94,358	89,162

Pro forma basic net income per share	0.32	0.25	0.27	0.20

Diluted:
Weighted average number of Geac common shares outstanding	80,358	75,784	80,358	75,784
Add: number of shares issued for Extensity at the exchange ratio of 0.627	356	362	16,388	16,394

Shares used in computing pro forma diluted net income per share	80,714	76,146	96,746	92,178

Pro forma diluted net income per share	0.31	0.24	0.26	0.20

F–67

ANNEX A

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and among

GEAC COMPUTER CORPORATION LIMITED

GEAC COMPUTERS, INC.

CAGE ACQUISITION INC.

and

EXTENSITY, INC.

dated as of February 4, 2003

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

      THIS IS AN AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER made and entered into as of February 4, 2003 by and among GEAC COMPUTER CORPORATION LIMITED, a corporation governed by the Canada Business Corporations Act (“Geac”), GEAC COMPUTERS, INC., a Missouri corporation (“GCI”), CAGE ACQUISITION INC., a Delaware corporation (“Geac Sub”), and EXTENSITY, INC., a Delaware corporation (“Extensity”). It amends and restates in its entirety the Amended and Restated Agreement and Plan of Merger among Geac, Geac Sub and Extensity (the “First Amended Agreement”) dated as of December 20, 2002.

B A C K G R O U N D

      The boards of directors of Geac, GCI, Geac Sub and Extensity have approved the merger of Geac Sub into Extensity upon the terms and subject to the conditions set forth in this Agreement, the Extensity board of directors having determined that the merger is fair to, and in the best interests of, its stockholders. This Agreement and that merger will need to be approved by Extensity’s stockholders before the merger can close. If the merger does close, each outstanding share of Extensity common stock (other than shares whose holders properly demand a statutory appraisal for those shares) will be converted into a fraction of a Geac common share or cash, as provided in this Agreement. Concurrently with the signing of the original Agreement and Plan of Merger, certain directors, officers, stockholders and employees of Extensity signed one or more of the following: (a) a voting agreement regarding their Extensity shares, (b) a lock-up agreement regarding any Geac shares they receive if the merger is completed and (c) an employment letter and related items regarding their employment after the merger.

ACCORDINGLY, THE PARTIES HEREBY AGREE AS FOLLOWS:

ARTICLE I

DEFINED TERMS

      1.1.     Definitions. As used in this Agreement, these terms have these meanings:

      “Action” means a private or government claim, action, suit, arbitration, investigation or proceeding of any nature.

      “Agreement” means this Amended and Restated Agreement and Plan of Merger, including the exhibits and the Extensity Disclosure Statement.

      “Business Day” means any day on which both the NASDAQ National Market and the TSX are open for trading.

      “Canadian GAAP” means Canadian generally accepted accounting principles applied on a consistent basis as of the dates and for the periods involved (except as may be indicated in the notes to any particular financial statement, including the explanations in the notes to the effect that certain of the information presented in the notes is presented in accordance with U.S. GAAP).

      “Canadian Securities Commission” means the securities commission or similar regulatory authority in each of the Provinces of Canada.

      “Canadian Securities Laws” means the multilateral instruments, securities legislation and regulations thereto applicable in each of the Provinces of Canada, together with published rules, blanket rulings, blanket orders and published policy statements of each Canadian Securities Commission in force on August 26, 2002.

      “Cash Election Share” means a share of Extensity Common Stock with respect to which the last election, if any, properly and timely filed in accordance with Subsection 3.1(d), on or before the Merger

Record Date, specified that that share was to be converted into cash, in the Merger, in accordance with Subsection 3.1(a). “Cash Election Share” also means a share of Extensity Common Stock with respect to which no election was properly and timely filed under Subsection 3.1(d). In no event shall Stock Election Shares or Dissenting Shares be considered “Cash Election Shares”.

      “Cash Price” means the amount, expressed in U.S. dollars, determined in accordance with Subsection 3.1(a).

      “CERCLA” has the meaning specified in Subsection 4.20(a).

      “Certificate of Merger” has the meaning specified in Section 2.2.

      “Closing” has the meaning specified in Section 2.2.

      “Closing Date” has the meaning specified in Section 2.2.

      “COBRA” means the United States Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

      “Code” means the United States Internal Revenue Code of 1986, as amended.

      “Confidentiality Agreement” has the meaning specified in Subsection 6.2(a).

      “Delaware Law” means the Delaware General Corporation Law.

      “Dissenting Shares” has the meaning specified in Section 3.5.

      “Effective Time” has the meaning specified in Section 2.2.

      “End Date” has the meaning specified in Subsection 9.1(g).

      “Environment” has the meaning specified in Subsection 4.20(a).

      “Environmental Law” has the meaning specified in Subsection 4.20(a).

      “Environmental Permit” has the meaning specified in Subsection 4.20(a).

      “ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

      “Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations adopted by the SEC under that statute.

      “Exchange Agent” means Computershare Trust Company.

      “Exchange Ratio” means the fraction of a Geac Common Share, expressed as a decimal, determined in accordance with Subsection 3.1(b).

      “Extensity Acquisition Proposal” has the meaning specified in Subsection 6.2(b).

      “Extensity Acquisition Transaction” has the meaning specified in Subsection 6.2(b).

      “Extensity Balance Sheet” means the consolidated balance sheet of Extensity dated as of the Reference Date and included in the SEC Reports.

      “Extensity Common Stock” means the common stock, USD0.001 par value per share, of Extensity.

      “Extensity Contracts” has the meaning specified in Subsection 4.14(b).

      “Extensity Disclosure Statement” has the meaning specified in the preamble to Article IV.

      “Extensity Employee Benefit Plans” has the meaning specified in Subsection 4.19(a).

      “Extensity ERISA Affiliate” has the meaning specified in Subsection 4.19(a).

      “Extensity Excess Transaction Expenses” means the Extensity Transaction Expenses minus USD1.85 million.

      “Extensity Financial Statements” means the consolidated financial statements (including the related notes) of Extensity included in the SEC Reports.

      “Extensity IP Rights” has the meaning specified in Subsection 4.17(a).

      “Extensity Material Adverse Effect” means any change, event or effect that is or is reasonably likely to become materially adverse to the affairs, business (including, without limitation, a decrease greater than 35% in the customer and revenue “pipeline” of Extensity, on a consolidated basis, as compared to the Extensity pipeline figures initialed by officers of Extensity and Geac when this Agreement was signed), an aggregate increase greater than USD500,000 in the consolidated liabilities of Extensity or an aggregate decrease greater than USD500,000 in the book value of the consolidated assets of Extensity, operations, assets, financial condition or results of operations of Extensity and the Extensity Subs taken as whole. However, none of the following shall constitute an “Extensity Material Adverse Effect” and none of the following shall be taken into account in determining whether an “Extensity Material Adverse Effect” has occurred or is reasonably likely to occur: (a) the consequences of the announcement or pendency of the Merger (including any disruption in partner, customer or similar relationships or any loss of employees if, in any such case, that disruption is caused by the announcement or pendency of the Merger), (b) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industry in which Extensity and the Extensity Subs participate or the U.S. economy as a whole, (c) any adverse change in the stock price of Extensity in and of itself, as quoted on the NASDAQ National Market, (d) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to acts of terrorism or war, (e) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to any change in Law, (f) the entry of a competitor in the industry in which Extensity and the Extensity Subs participate, (g) any effect relating to compliance with the terms of, or the taking of any action required by, this Agreement or the taking of any action consented to by Geac, (h) the effect of depreciation of depreciable assets in accordance with U.S. GAAP or (i) any changes (by themselves) in any of the elements used to calculate Extensity WC. The purpose of clause (i) of the preceding sentence is to assure that changes in the elements used to calculate Extensity WC only have the effects reflected in Subsections 3.1(a), (b) and (c), and in Section 3.2. However, if any change, event or effect, not constituting an element used to calculate Extensity WC, nevertheless itself constitutes an Extensity Material Adverse Effect but for that clause (i), then the fact that the change, event or effect also correlates with, is caused by, or causes a change in one or more of the elements used to calculate Extensity WC shall not cause that change, event or effect not to be an Extensity Material Adverse Effect.

      “Extensity Non-U.S. Plans” has the meaning specified in Subsection 4.19(n).

      “Extensity Options” has the meanings specified in Sections 3.2 and 4.6.

      “Extensity Pension Plans” has the meaning specified in Subsection 4.19(a).

      “Extensity Preferred Stock” means a new class of preferred stock of Extensity to be designated by Extensity’s board of directors, as contemplated by Section 2.4.

      “Extensity Purchase Plan” means the 2000 Extensity Employee Stock Purchase Plan.

      “Extensity Real Property” has the meaning specified in Subsection 4.20(b).

      “Extensity Related Party Agreements” has the meaning specified in Subsection 4.14(a).

      “Extensity Stock Plans” has the meaning specified in Section 3.2.

      “Extensity Subs” mean Extensity Europe Limited, a corporation organized under the laws of the United Kingdom, and Extensity (Australia) PTY Limited, a corporation organized under the laws of the Commonwealth of Australia.

      “Extensity Superior Offer” has the meaning specified in Subsection 6.4(c).

      “Extensity Transaction Expenses” means the following costs and expenses (determined in accordance with U.S. GAAP) incurred by Extensity and the Extensity Subs, on or before the Effective Time, in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement: (a) investment banker fees (including any “success” or similar fee) and reimbursable costs; (b) legal fees and reimbursable costs; (c) printing and mailing expenses and costs; (d) the other costs and expenses associated with the Stockholder Meeting, including the fees and reimbursable costs of any proxy solicitation firm; and (e) accounting fees.

      “Extensity Triggering Event” has the meaning in Subsection 9.1(k).

      “Extensity Welfare Plans” has the meaning specified in Subsection 4.19(a).

      “Extensity WC” means: (a) Extensity’s consolidated accounts receivable, cash (including restricted cash) and cash equivalents and short-term investments, all as determined in accordance with U.S. GAAP as of the Merger Record Date minus (b) Extensity’s consolidated accounts payable and the accrued liabilities included in Extensity’s consolidated current liabilities, all as determined in accordance with U.S. GAAP as of the Merger Record Date minus (c) any Extensity Excess Transaction Expenses.

      For purposes of the preceding sentence:

(i)	any Extensity Transaction Expenses paid in fact, by Extensity, on or before the Merger Record Date shall not reduce cash or cash equivalents;

(ii)	accounts payable and accrued liabilities shall not include any unpaid Extensity Transaction Expenses;

(iii)	Geac and Extensity agree that if the Extensity WC had been determined as of December 31, 2002 it would have been equal to USD$31,297,000 (the “Interim Extensity WC”); and

(iv)	for purposes of determining the amount of any Extensity WC Increment at the Merger Record Date:

(A)	the computation of the amount specified in clause (a) shall exclude the impact of any Excluded Adjustment (as defined below) that would increase the recorded amount of Extensity’s accounts receivable, and

(B)	the computation of the amount specified in clause (b) shall exclude the impact of any Excluded Adjustment that would decrease the recorded amount of Extensity’s accounts payable or accrued liabilities.

      For purposes of clause (iv) above, an “Excluded Adjustment” shall mean a change in estimate (whether such change in estimate is effected by way of reversal or omission of an accrual or other item, or in any other manner), which is made in respect of any period beginning after December 31, 2002 and which relates to assets or liabilities that were taken into account in determining the Interim Extensity WC or that are otherwise reflected on Extensity’s balance sheet at December 31, 2002; provided, however, that changes in estimate that are made in response to transactions or payments actually made or entered into by Extensity, to actions of third parties or to events or changes of circumstances external to Extensity shall not constitute Excluded Adjustments.

      “Extensity WC Decrement” means the amount, if any, by which 97 percent of the Extensity WC Standard exceeds the Extensity WC. For example, if the Closing Date were December 4, 2002 (in which case the Extensity WC Standard would have been USD31,239,000) and the Extensity WC were USD29,500,000, then the Extensity WC Decrement would have been USD801,830.

      “Extensity WC Increment” means the amount, if any, by which the Extensity WC exceeds 103 percent of the Extensity WC Standard. For example, if the Closing Date were December 4, 2002 (in which case the Extensity WC Standard would have been USD31,239,000) and the Extensity WC were USD33,000,000, then the Extensity WC Increment would have been USD823,830.

      “Extensity WC Standard” means the amount that equals: (a) USD34,019,000 minus (b) a per diem figure for the period beginning and including October 1, 2002 and ending and including the day before the Closing Date. That per diem figure shall be: (c) USD50,000 for each day during the first month of each calendar quarter; (b) USD40,000 for each day during the second month of each calendar quarter and (c) USD10,000 for each day during the third month of each calendar quarter. For example, if the Closing Date were December 4, 2002, the Extensity WC Standard would have been USD31,239,000.

      “Geac Common Share” means a common share of Geac.

      “Geac Disclosure Statement” has the meaning specified in the preamble to Article V.

      “Geac Financial Statements” means the consolidated financial statements (including the related notes) of Geac as of April 30, 2002 and for the fiscal year then ended, accompanied by the audit report of PricewaterhouseCoopers, as previously furnished to Extensity.

      “Geac Material Adverse Effect” means any change, event or effect that is or is reasonably likely to become materially adverse to the affairs, business (including, without limitation, a decrease greater than 35% in the customer and revenue “pipeline” of Geac on a consolidated basis, an aggregate increase greater than USD5 million in the consolidated liabilities of Geac or an aggregate decrease greater than USD60 million in the book value of the consolidated assets of Geac), operations, assets, financial condition or results of operations of Geac and the Geac Subsidiaries taken as whole. However, none of the following shall constitute a “Geac Material Adverse Effect” and none of the following shall be taken into account in determining whether a “Geac Material Adverse Effect” has occurred or is reasonably likely to occur: (a) the consequences of the announcement or pendency of the Merger (including any disruption in partner, customer or similar relationships or any loss of employees if, in any such case, that disruption is caused by the announcement or pendency of the Merger), (b) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industry in which Geac and the Geac Subsidiaries participate or the U.S. or Canadian economy as a whole, (c) any adverse change in the stock price of Geac in and of itself, as quoted on the TSX, (d) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to acts of terrorism or war, (e) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to any change in Law, (f) the entry of a competitor in the industry in which Geac and the Geac Subsidiaries participate, (g) any effect relating to compliance with the terms of, or the taking of any action required by, this Agreement or the taking of any action consented to by Extensity or (h) the consequences of any transaction or action (albeit relating to Geac or Geac Subsidiaries, rather than Extensity or Extensity Subs) of the type described in Subsection 4.10(a), (c), (h) or (j), or Subsection 6.1(a) or (b).

      “Geac Sub” means Cage Acquisition Inc., a Delaware corporation.

      “Geac Sub Common Stock” means the common stock, USD0.001 par value per share, of Geac Sub.

      “Geac Sub Preferred Stock” has the meaning specified in Subsection 5.4(b).

      “Geac Subsidiaries” means the Subsidiaries of Geac, including GCI and Geac Sub.

      “Government Entity” means a court, administrative agency, commission, legislature or other governmental or regulatory body, authority or instrumentality of any jurisdiction whatsoever.

      “Hazardous Material” has the meaning specified in Subsection 4.20(a).

      “Higher-Price Extensity Options” means those Extensity Options that have an exercise price per share of Extensity Common Stock greater than USD1.50.

      “HSR” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules adopted by the United States Federal Trade Commission under that statute.

      “Indemnified Party” means each individual who, as of August 26, 2002, was or had been a director or officer of Extensity or any Extensity Sub, and each individual who, as of that date, was serving or had served, at the request of Extensity, as a trustee or fiduciary of an employee benefit plan in which employees of Extensity or any Extensity Sub participate or participated.

      “Knowledge” (when used in connection with Extensity or the Extensity Subs) means the knowledge of Sharam Sasson, Bob Spinner, Ken Hahn, David Yarnold, Don Smith, Ben Netick or Louise Abbott.

      “Law” means any applicable law (whether civil, criminal or administrative) including, without limitation, any common law, statute, treaty, regulation, directive, decision, code, order, decree, injunction, resolution or judgment of any Government Entity.

      “Lower-Price Extensity Options” means those Extensity Options that have an exercise price per share of Extensity Common Stock equal to or less than USD1.50.

      “Meeting Record Date” means the close of business on the record date for the Stockholder Meeting.

      “Merger” means the merger of Geac Sub into Extensity.

      “Merger Record Date” means the close of business on the day before the Closing Date.

      “Ontario Securities Laws” means the multilateral instruments, the securities legislation and the regulations thereto applicable in Ontario, and the published rules, blanket decisions, orders and published policy statements of the Ontario Securities Commission in force August 26, 2002.

      “Original Agreement” means the Agreement and Plan of Merger among Geac, Geac Sub and Extensity dated as of August 26, 2002.

      “Party” means any of Geac, GCI, Geac Sub and Extensity, and “Parties” means Geac, GCI, Geac Sub and Extensity collectively.

      “Person” means any individual or entity of any kind.

      “Proxy Statement/ Prospectus” has the meaning specified in Section 4.23.

      “Reference Date” means December 31, 2001.

      “Registration Statement” has the meaning specified in Section 4.23.

      “SEC” means the United States Securities and Exchange Commission.

      “SEC Reports” has the meaning specified in Section 4.7.

      “Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations adopted by the SEC under that statute.

      “Software” means any and all: (a) computer programs and applications, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize or develop any of the foregoing and (d) all documentation, including user manuals and training materials, relating to any of the foregoing.

      “Stock Election Share” means a share of Extensity Common Stock with respect to which the last election, if any, properly and timely filed in accordance with Subsection 3.1(d), on or before the Merger Record Date, specified that that share was to be converted into a fraction of a Geac Common Share, in the Merger, in accordance with Subsection 3.1(b). In no event shall Dissenting Shares be considered “Stock Election Shares”.

      “Stockholder Meeting” means the special meeting of Extensity’s stockholders held to approve this Agreement and the Merger, including any adjournments or postponements of that meeting.

      “Strategic Alliance Agreement” means the Software Reseller Agreement dated as of May 31, 2002 between Extensity and a Geac Subsidiary.

      “Subsidiary” as used with respect to any Person means any entity of which: (a) at least a majority of the outstanding securities or other interests having, by their terms, the ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to that entity is directly or indirectly owned or controlled by such Person (through ownership of securities, by contract otherwise) or (b) that Person or any Subsidiary of that Person is a general partner of a partnership or a manager of a limited liability company.

      “Surviving Corporation” has the meaning specified in Section 2.1.

      “Tax” or “Taxes” means: (a) any and all United States federal, state or local, or non-United States taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes including, without limitation, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, capital stock, withholding, payroll, recapture, employment, excise, unemployment insurance, social security, business license, occupation, business organization, stamp, environmental and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and (b) any and all obligations imposed by Law with respect to any such amounts and including any liability for taxes of a predecessor entity and under United States Treasury Regulations Section 1.1502-6 and other similar provisions.

      “Tax Return” means any United States federal, state or local, or non-United States, return, schedule, estimate, information statement or report relating to Taxes.

      “TSX” means the Toronto Stock Exchange.

      “U.S. GAAP” means United States generally accepted accounting principles applied on a consistent basis as of the dates and for the periods involved (except as may be indicated in the notes to any particular financial statement).

      1.2. Construction. The terms defined in Section 1.1 have the correlative meanings when used in the singular and the plural as the context requires or implies. References in this Agreement to articles, sections, subsections and schedules are to articles, sections, subsections and schedules of this Agreement unless specifically stated otherwise. Each Party has been represented by counsel in the preparation, negotiation, and execution of this Agreement and therefore waives any rule of construction that would construe any ambiguities in the Agreement against a Party whose counsel drafted the ambiguous language.

ARTICLE II

THE MERGER

      2.1.     The Merger. At the Effective Time, subject to and upon the terms and conditions of this Agreement and the Delaware Law: (a) Geac Sub shall be merged with and into Extensity, (b) the separate corporate existence of Geac Sub shall cease and (c) Extensity shall be the surviving corporation. Extensity, as the surviving corporation after the Merger, is sometimes referred to in this Agreement as the “Surviving Corporation”.

      2.2.     Closing and Effective Time. The closing of the Merger (the “Closing”) shall take place at the opening of business local time on a date to be specified by the Parties (the “Closing Date”), which shall be no later than the third Business Day after satisfaction or waiver of the conditions sets forth in Article VII and VIII, unless the Parties agree to another time or date. The Closing shall take place at the offices of Heller Ehrman White & McAuliffe LLP in San Francisco, California, or at such other location as the Parties agree. At the Closing, the Parties shall cause the Merger to be completed by filing a Certificate of Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware that appropriately reflects this Agreement and is otherwise in accordance with the Delaware Law. (The time of that filing, or such later time as may be agreed in writing by the Parties and specified in the Certificate of Merger, is referred to in this Agreement as the “Effective Time”.)

      2.3.     Effects of the Merger. The effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the Delaware Law. Without limiting the foregoing, at the Effective Time all the property, rights, privileges, powers and franchises of Extensity and Geac Sub shall remain or vest in Extensity as the Surviving Corporation, and all the debts, liabilities and duties of Extensity and Geac Sub shall remain or become the debts, liabilities and duties of Extensity as the Surviving Corporation.

      2.4.     Certificate of Incorporation and Bylaws. Before the Effective Time, in accordance with the authority granted to the board of directors of Extensity in Extensity’s current Certificate of Incorporation, the board of directors of Extensity shall adopt resolutions and file a Certificate of Designation with the Secretary of State of the State of Delaware specifying the rights, preferences and privileges for 30,000 shares of Extensity Preferred Stock. Those rights, preferences and privileges shall be the same as the rights, preferences and privileges of the Geac Sub Preferred Stock. From and after the Effective Time, the Certificate of Incorporation of Extensity, as in effect immediately before the Effective Time including as required by the previous sentence, shall be the Certificate of Incorporation of the Surviving Corporation. From and after the Effective Time the bylaws of Extensity, as in effect immediately before the Effective Time, shall be the bylaws of the Surviving Corporation.

      2.5.     Directors and Officers. At the Effective Time, all the directors and officers of Extensity and the Extensity Subs shall resign. The directors of Geac Sub immediately before the Effective Time shall serve after the Effective Time as the directors of the Surviving Corporation, until their successors are duly elected or appointed. The persons identified on Exhibit A shall remain or be appointed to the officerships of the Surviving Corporation shown on that exhibit promptly after the Effective Time.

ARTICLE III

CONVERSION OF SHARES

      3.1.     Conversion. At the Effective Time, without any action on the part of any holder of Extensity Common Stock:

(a) Each Cash Election Share shall be converted into the right to receive the Cash Price. That Cash Price shall equal:

USD46,168,889 plus any Extensity WC Increment minus any Extensity WC Decrement

26,382,222

(b) Each Stock Election Share shall be converted into a right to receive a fraction of a Geac Common Share (the “Exchange Ratio”) equal to: (i) the Cash Price divided by (ii) USD2.79. However, if there is an Extensity WC Increment and the resulting arithmetic would cause the sum of the total number of Geac Common Shares issuable in the Merger plus the total number of Geac Common Shares issuable under options to be granted by Geac under Subsection 3.2(b) to exceed 17,650,000 shares, then the Exchange Ratio shall be reduced by the amount necessary to assure that such sum equals 17,650,000 shares.

(c) The Chief Financial Officer of Extensity shall deliver a certificate to Geac at the Closing certifying as to the Extensity WC as of the Merger Record Date and the Extensity Transaction Expenses. The determination of the Extensity WC reflected in such certificate shall be made in a manner consistent with that in which the Interim Extensity WC was determined by Geac and Extensity. Geac shall be given a reasonable opportunity to ask questions and otherwise reasonably satisfy itself regarding the contents of that certificate.

(d) An election form, reasonably satisfactory to both Extensity and Geac, shall be mailed to the holders of shares of Extensity Common Stock as of the Meeting Record Date with the Proxy Statement/ Prospectus. In addition, any holder of an Extensity Option or holder of a right to purchase shares of Extensity Common Stock under the Extensity Purchase Plan, who exercises that option or right after the Meeting Record Date but before the Merger Record Date, shall be furnished an election form with respect to the shares of Extensity Common Stock acquired in that exercise or purchase. The purpose of the election form will be to enable all holders of Extensity Common Stock to elect whether their shares should be Cash Election Shares or Stock Election Shares. They shall be permitted to make different elections with respect to different shares. The election form shall also address procedures for revoking or changing elections. An election shall be deemed effective only if it is properly completed, signed and timely received by the Exchange Agent, accompanied by the certificate or certificates for all the shares to which the election relates or a customary affidavit and indemnity regarding the loss or destruction of such certificates or a customary guaranty of delivery for such certificates. The election (with the related items) must be received at the address specified by the Exchange Agent on or before the Merger Record Date. Subject to the terms of this Agreement and the election form, the Exchange Agent shall have discretion to determine whether an election has been properly and timely made and to disregard what it considers immaterial defects, including in the items submitted with the election form. Any decision by the Exchange Agent regarding elections (including the related items) made in good faith shall be binding and conclusive on all the Extensity stockholders. Neither the Exchange Agent nor any Party shall be obligated to notify any Person regarding any defect in any election including the related items.

(e) As of the Effective Time, each holder of a certificate or certificates which, immediately before the Effective Time, represented outstanding shares of Extensity Common Stock shall cease to have any rights with respect to those shares, except the right (after complying with the requirements to surrender stock certificates representing those shares or furnishing an acceptable affidavit and indemnification for destroyed or lost stock certificates) to receive: (i) a certificate representing the number of whole Geac Common Shares, if any, into which those shares of Extensity Common Stock were converted in the Merger and (ii) a check in the amount of the cash, if any, but without interest, into which those shares of Extensity Common Stock were converted in the Merger.

(f) At the Effective Time: (i) the sole share of Geac Sub Common Stock held by Geac immediately before the Effective Time shall be converted into one share of Extensity Common Stock and (ii) each share of Geac Sub Preferred Stock outstanding immediately before the Effective Time shall be converted into one share of Extensity Preferred Stock. In addition, promptly after the relevant figures are known following the Effective Time: (iii) in consideration for Geac’s issuing Geac Common Shares under this Article III and in consideration for Geac’s payment of any cash under Section 3.6, Extensity shall issue to Geac a number of shares of Extensity Common Stock determined, pursuant to clause (vi) below, by reference to the sum of the fair market value, at the Effective Time, of the Geac Common Shares issued in the Merger upon the conversion of the Stock Election Shares and the amount of that cash; and (iv) in consideration for GCI’s payment of any cash under Section 3.6, Extensity shall issue to GCI a number of shares of Extensity Common Stock determined, pursuant to clause (vii) below, by reference to the amount of that cash. Geac and GCI hereby subscribe for those shares of Extensity Common Stock. For purposes of this paragraph: (v) the total number of shares of Extensity Common Stock to be issued under clauses (iii) and (iv) above shall equal ten million; (vi) the number of such shares issued to Geac shall equal the product obtained by multiplying ten million by a fraction, the numerator of which is the sum of (A) the fair market value of the Geac Common Shares issued in the Merger upon conversion of Stock Election Shares plus (B) the amount of any cash paid by Geac under Section 3.6, and the denominator of which is the sum of (C) that numerator plus (D) the amount of any cash paid by GCI under Section 3.6; and (vii) the number of such shares issued to GCI shall equal ten million minus the number of such shares issued to Geac. The fair market value of the Geac Common Shares, for purposes of this Subsection 3.1(f), shall be determined as provided in the last sentence of Subsection 3.1(g).

(g) Notwithstanding any other provision in this Agreement, no fraction of a Geac Common Share will be issued in the Merger. Instead, each holder of shares of Extensity Common Stock who would otherwise be entitled to a fraction of a Geac Common Share (after aggregating all the fractional Geac Common Shares to which that holder would otherwise be entitled) shall receive an amount of cash (rounded to the nearest whole cent) equal to the product of that fraction multiplied by the amount, expressed in U.S. dollars, equal to the closing price per Geac Common Share, as quoted on the TSX on the last trading day preceding the Closing Date, converted from Canadian dollars based on the exchange rate for that day as quoted in The Wall Street Journal published after that day.

      3.2.     Extensity Options

      (a) Section 4.6 and related Schedule 4.6 of the Extensity Disclosure Statement set forth information regarding the options, granted by Extensity and outstanding as of August 26, 2002, to purchase shares of Extensity Common Stock (the “Extensity Options”). The Extensity Options shall be treated as provided in Subsections 3.2(b) and (c).

      (b) At the Effective Time, subject to the next sentence, each Lower-Price Extensity Option, whether or not exercisable at the Effective Time, shall be assumed by Geac, subject to the rules of the TSX, in such a manner that it shall vest (without acceleration due to the Merger) and otherwise be exercisable upon the same terms and conditions as under the Extensity Stock Plan and the option agreement under which it was granted. However, after the Merger: (a) rather than be exercisable for shares of Extensity Common Stock, each Lower-Price Extensity Option shall be exercisable for a number of Geac Common Shares (rounded down to the nearest whole share) equal to the product of the Exchange Ratio multiplied by the number of shares of Extensity Common Stock subject to the Lower-Price Extensity Option and (b) the option price per Geac Common Share shall equal the option price per share of Extensity Common Stock subject to the Lower-Price Extensity Option in effect immediately before the Effective Time divided by the Exchange Ratio.

      (c) No later than 10 days after Extensity mails the Proxy Statement/ Prospectus to its stockholders, Extensity shall deliver a notice that is reasonably satisfactory to Geac to each holder of each Higher-Price Extensity Option. As is permitted by Extensity’s 1996 Stock Option Plan and amended 2000 Nonstatutory Stock Option Plan (together the “Extensity Stock Plans”), that notice shall explain that, effective at the Effective Time, if the Merger closes, subject to the other provisions of the Extensity Stock Plans including those that address the impact of terminations of employment on stock options: (i) each Higher-Price Extensity Option shall become fully vested and, if and to the extent it is unexercised before the Merger Record Date, shall terminate just before the Effective Time. Subject to the provisions of the Extensity Stock Plan governing each Higher-Price Extensity Option, each such notice shall permit the holder of the Higher-Price Extensity Option to exercise that option contingent on the Closing.

      3.3.     Extensity Purchase Plan. As permitted by, and in accordance with, the Extensity Purchase Plan, Extensity shall set and notice a new exercise date, under that plan, that precedes the Merger Record Date. Each participant in the Extensity Purchase Plan will thus be given an opportunity to withdraw from that plan and be paid that participant’s accumulated withholdings under the plan, without interest (in accordance with the plan), or, failing withdrawal, have those accumulations applied to the purchase of shares of Extensity Common Stock under the plan at a purchase price determined with reference to the beginning of the plan purchase period during which the Merger Record Date occurs and the accelerated exercise date for that purchase in accordance with the plan.

      3.4.     Distributions. If Geac declares a stock dividend, stock split or other similar change or adjustment in the Geac Common Shares and the record date for that change or adjustment precedes the Effective Time, the Exchange Ratio shall be adjusted proportionately to reflect that change or adjustment. No dividend or other distribution declared with respect to Geac Common Shares having a record date after the Effective Time will be paid to a holder of an unsurrendered Extensity stock certificate until such holder surrenders the Extensity stock certificate (or provides a satisfactory affidavit and indemnity if the certificate was destroyed or lost). After the surrender of the Extensity stock certificate or other documentation, Geac shall pay that holder the amount of any dividends or other distributions, without interest, declared with a record date after the Merger Record Date. Neither the Exchange Agent nor any Party shall be liable to any holder of shares of Extensity Common Stock for Geac Common Shares or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

      3.5.     Appraisal Rights. Shares of Extensity Common Stock outstanding immediately before the Effective Time whose holder properly demands an appraisal for those shares under the Delaware Law or (to the extent applicable) Chapter 13 of the California General Corporation Law (“Dissenting Shares”) shall not be converted into the right to receive Geac Common Shares or cash in accordance with Section 3.1, unless and until that holder fails to perfect or effectively withdraws or otherwise loses that right to appraisal. If, after the Effective Time, such holder fails to perfect or effectively withdraws or loses the right to appraisal, each such share of Extensity Common Stock shall be treated as if it had been converted, as of the Effective Time, into a right to receive, without any interest, cash or Geac Common Shares, in the sole discretion of Geac but otherwise in accordance with one of Subsections 3.1(a) and (b), plus cash in lieu of any aggregated fractional share in accordance with Subsection 3.1(g), together with any dividends or other distributions to which that holder may be entitled under Section 3.4. Extensity shall give Geac prompt notice of any demands received by Extensity for appraisal of any shares of Extensity Common Stock, and Geac shall have the right to participate in all negotiations and proceedings with respect to any such demands. Extensity shall not, without the prior written consent of Geac, make any payment with respect to, or settle or offer to settle, any such demands. Any amounts paid to a holder pursuant to a right of appraisal shall be paid by Extensity.

      3.6.     Cash. Geac and GCI shall pay or cause to be paid the cash payable under Subsection 3.1(a) upon the conversion of Cash Election Shares and under Subsection 3.1(g) upon the conversion of Stock Election Shares. The required cash shall be delivered to the Exchange Agent for disbursement by the Exchange Agent to the holders of Extensity Common Stock entitled thereto in accordance with their respective elections.

      3.7.     Tax Consequences. For United States federal income tax purposes, the Parties intend that the Merger be a taxable “qualified stock purchase” as defined in Section 338 of the Code.

      3.8.     Withholding. The Party or Parties shall be entitled to deduct and withhold, from the consideration otherwise paid by it or them to the Exchange Agent for the account of holders of shares of Extensity Common Stock, such amounts as may be required to be deducted and withheld under the Code and any other applicable Tax Laws. If any withholding obligation may be avoided by the holder providing information to that Party or those Parties, then that Party or those Parties shall request that information before withholding. To the extent amounts are so withheld and paid to an appropriate taxing authority, that Party or those Parties shall be treated as though it or they had withheld, from the type of consideration from which withholding was required, an appropriate amount otherwise payable under this Agreement. If withholding is required from Geac Common Shares, Geac shall be treated as having sold those shares on behalf of their holder for an amount, in cash, equal to the fair market value of such consideration at the time of the deemed sale and paid the cash proceeds to the taxing authority.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF EXTENSITY

      Extensity hereby makes to Geac, GCI and Geac Sub the representations and warranties contained in this Article IV as of August 26, 2002 (except to the extent such representations and warranties speak specifically as of an earlier date or the date of this Agreement), in each case subject to the exceptions set forth in the disclosure statement dated as of August 26, 2002 delivered by Extensity contemporaneously with the execution of the Original Agreement (the “Extensity Disclosure Statement”). Without limiting the foregoing, Extensity shall not be deemed to be making any of those representations and warranties as of the date of this Agreement. The Extensity Disclosure Statement is arranged in schedules corresponding to the numbered and lettered sections of this Article IV. The disclosure in any such schedule of the Extensity Disclosure Statement qualifies only the corresponding section of this Article IV.

      4.1.     Organization, Etc.

      (a) Extensity and each Extensity Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Extensity and each Extensity Sub is duly qualified as a foreign Person to conduct business, and is in good standing, in each jurisdiction in which the character of the properties it owns, leases or operates, or the nature of its activities, makes such qualification necessary, except where the failure to so qualify would not have an Extensity Material Adverse Effect.

      (b) Neither Extensity nor any Extensity Sub is or has been in violation of any provision of its Certificate of Incorporation, bylaws or other charter document. Schedule 4.1(b) set forth: (i) the jurisdiction in which Extensity and each Extensity Sub are organized, (ii) each jurisdiction in which Extensity or an Extensity Sub is qualified to conduct business as a foreign Person and (iii) the names of the directors and officers of Extensity and each Extensity Sub as of August 26, 2002. Extensity has furnished to Geac accurate and complete copies of the Certificate of Incorporation, bylaws and any other charter documents, as in effect as of August 26, 2002, of Extensity and each Extensity Sub.

      4.2.     Authority. Extensity has all requisite corporate power and authority to execute and deliver this Agreement and, assuming the approval of the Merger by a majority of the outstanding shares of Extensity Common Stock at the Stockholder Meeting in accordance with the Delaware Law, to complete the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement and the completion of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the board of directors of Extensity, and no other corporate proceedings on the part of Extensity are necessary to authorize this Agreement or to complete the Merger and the other transactions contemplated hereby (other than, with respect to the Merger, the approval of the Merger by holders of a majority of the outstanding shares of Extensity Common Stock at the Stockholder Meeting in accordance with the Delaware Law). This Agreement has been duly and validly executed and delivered by Extensity and, assuming due authorization, execution and delivery by Geac, GCI and Geac Sub, constitutes the valid and binding agreement of Extensity, enforceable against Extensity in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

      4.3.     No Violations, Etc. No filing with or notification to, and no permit, authorization, consent or approval of any Government Entity is necessary on the part of Extensity, at or before the Effective Time, for the completion by Extensity of the Merger or any of the other transactions contemplated by this Agreement, or for the exercise by Geac, Extensity and their respective Subsidiaries of full rights to own and operate Extensity’s or any Extensity Sub’s businesses as presently being conducted after the Merger, except (i) the filing of the Certificate of Merger as required by the Delaware Law, (ii) the applicable requirements of the Exchange Act and U.S. state securities laws and (iii) any filings and observance of one or more waiting periods required under HSR. None of the execution and delivery of this Agreement, the completion of the Merger or any of the other transactions contemplated hereby, or compliance with the provisions hereof, by Extensity, or the exercise by Geac, Extensity and their respective Subsidiaries of full rights to own and operate Extensity’s and each Extensity Sub’s businesses after the Merger as they are presently being conducted (subject to obtaining the approval of the Merger by the holders of a majority of the outstanding shares of Extensity Common Stock at the Stockholder Meeting in accordance with the Delaware Law) will: (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or bylaws of Extensity or of any charter document of any Extensity Sub, (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Extensity or any Extensity Sub, or by which any of its properties or assets may be bound or (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or result in any material change in, or give rise to any right of termination, cancellation, acceleration, redemption or repurchase under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Extensity or any Extensity Sub is a party or by which any of them or any of their properties or assets may be bound. Schedule 4.3 of the Extensity Disclosure Statement lists all consents, waivers, approvals and filings required to be obtained or made in connection with the completion of the Merger and the other transactions contemplated by this

Agreement under any of Extensity’s or any Extensity Sub’s notes, bonds, mortgages, indentures, deeds of trust, licenses, leases, contracts, agreements or other instruments or obligations.

      4.4.     Board Recommendation. The board of directors of Extensity has unanimously: (i) approved and adopted the Merger and this Agreement, (ii) determined that the Merger and this Agreement are fair to and in the best interests of the stockholders of Extensity and (iii) resolved to recommend approval of the Merger and this Agreement to the stockholders of Extensity.

      4.5.     Fairness Opinion. The Board of Directors of Extensity has received an opinion of Broadview International LLC, dated as of August 23, 2002, to the effect that, as of that date, the consideration to be received by Extensity’s stockholders in the Merger is fair to them from a financial point of view.

      4.6.     Capitalization

      (a) The authorized capital stock of Extensity consists of 75,000,000 shares of Extensity Common Stock. As of August 26, 2002, there were 25,195,813 shares of Extensity Common Stock outstanding. All the outstanding shares of Extensity Common Stock were validly issued, fully paid and are nonassessable.

      (b) Except as described on Schedule 4.6, there are no warrants, options, convertible securities, calls, rights, stock appreciation rights, preemptive rights, rights of first refusal, or agreements or commitments of any nature obligating Extensity to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests of Extensity, or obligating Extensity to grant, issue, extend, accelerate the vesting of, or enter into, any such warrant, option, convertible security, call, right, stock appreciation right, preemptive right, right of first refusal, agreement or commitment relating to any such stock or equity interests. For example, all warrants to purchase Extensity stock have either been exercised in full or have been terminated with the written consent of the warrant holder. There are no voting trusts, proxies or other agreements or understandings with respect to any capital stock of Extensity, other than the voting agreements referred to in the preamble to this Agreement, to which Extensity is a party. To the knowledge of Extensity, there are no voting trusts, proxies or other agreements or understandings with respect to any capital stock of Extensity, other than the voting agreements referred to in the preamble to this Agreement, to which Extensity is not a party.

      (c) True and complete copies of each Extensity Stock Plan and the forms of all agreements and instruments relating to or issued under each have been furnished to Geac. Those agreements, instruments and forms have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement any such agreements, instruments or forms.

      (d) Schedule 4.6 of the Extensity Disclosure Statement sets forth the following information with respect to each Extensity Option: (i) the holder of the option, (ii) total number of shares issuable thereunder, (iii) the type of option (incentive stock option or nonstatutory stock option), (iv) the grant date, (v) the expiration date, (vi) the exercise price, (vii) the vesting schedule and (viii) the Extensity Stock Plan under which the option was granted. Each Extensity Option was granted under and in accordance with the Extensity Stock Plan indicated on that schedule. The Extensity Stock Plan and option agreement under which each Extensity Option was granted permit the treatment of that option in the manner contemplated by Section 3.2.

      4.7.     SEC Filings. Extensity has filed with the SEC all required forms, reports, registration statements and documents required to be filed by it with the SEC (collectively, all such forms, reports, registration statements and documents are referred to in this Agreement as the “SEC Reports”). All the SEC Reports complied as to form, when filed, in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Accurate and complete copies of the SEC Reports have been made available to Geac. As of their respective dates, none of the SEC Reports (including all exhibits and schedules thereto and documents incorporated by reference therein), at the time they were filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Extensity, no director, officer or stockholder of Extensity has failed to comply with any filing requirements under Section 13 or Section 16(a) of the Exchange Act.

      4.8.     Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the SEC Reports (the “Extensity Financial Statements”): (a) was prepared in accordance with U.S. GAAP and (b) fairly presented in all material respects the consolidated financial position of Extensity and the Extensity Subs as of the respective dates thereof and the consolidated results of their operations, cash flows and changes in stockholders’ equity for the periods indicated, consistent with the books and records of Extensity and the Extensity Subs, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount.

      4.9.     Absence of Undisclosed Liabilities. Neither Extensity nor any Extensity Sub has any liabilities (absolute, accrued, contingent or otherwise, whether due or to become due) other than: (i) liabilities reflected or reserved against on the Extensity Balance Sheet and the related notes, (ii) normal or recurring liabilities incurred since the Reference Date in the ordinary course of business consistent with past practice which, individually and in the aggregate, are not and would not be reasonably likely to have an Extensity Material Adverse Effect and (iii) liabilities under this Agreement. However, this Section 4.9 shall not be considered to have been breached if the sum of all the liabilities that would constitute such a breach, but for this sentence, does not exceed USD300,000.

      4.10.     Absence of Changes or Events. Except as contemplated by this Agreement, since the Reference Date Extensity and the Extensity Subs have conducted their businesses only in the ordinary course and in a manner consistent with past practices. Since the Reference Date, no Extensity Material Adverse Effect has occurred and, in addition, neither Extensity nor any Extensity Sub has not, directly or indirectly:

      (a) purchased, otherwise acquired, or agreed to purchase or otherwise acquire, any shares of capital stock or any indebtedness of Extensity or any Extensity Sub, or declared, set aside or paid any dividend or otherwise made a distribution (whether in cash, stock, debt or property or any combination thereof) in respect of their capital stock (other than dividends or other distributions payable solely to Extensity);

      (b) authorized for issuance, issued, sold, delivered, granted or issued any options, warrants, calls, subscriptions or other rights for, or otherwise agreed or committed to issue, sell or deliver any shares of any class of capital stock of Extensity or any Extensity Sub or any securities convertible into or exchangeable or exercisable for shares of any class of capital stock of Extensity or any Extensity Sub, other than pursuant to and in accordance with the Extensity Stock Plans and the Extensity Purchase Plan;

      (c) (i) created or incurred any indebtedness for borrowed money exceeding USD100,000 in the aggregate, (ii) assumed, guaranteed, endorsed or otherwise as an accommodation became responsible for the obligations of any other Person, (iii) made any loans or advances to any other Person exceeding USD100,000 in the aggregate or (iv) entered into any oral or written agreement, commitment or transaction or incurred any liability involving, in any one case, in excess of USD100,000;

      (d) instituted any change in accounting methods, principles or practices other than as required by U.S. GAAP or the rules and regulations adopted by the SEC and disclosed in the notes to the Extensity Financial Statements;

      (e) revalued any asset including, without limitation, written down or off any notes or accounts receivable in excess of amounts previously reserved as reflected in the Extensity Balance Sheet;

      (f) suffered any damage, destruction or loss, whether covered by insurance or not, except for such as would not, individually or in the aggregate, exceed USD100,000;

      (g) (i) increased in any manner the compensation of any of its directors, officers or, other than in the ordinary course of business and consistent with past practice, non-officer employees, (ii) granted any severance or termination pay or contingent entitlement to any such pay to any Person, (iii) entered into any oral or written employment, consulting, indemnification or severance agreement with any Person, (iv) other than as required by Law, adopted, became obligated under, or amended any employee benefit plan, program or arrangement or (v) repriced any Extensity Options;

      (h) sold, transferred, leased, licensed, pledged, mortgaged, encumbered, or otherwise disposed of, or agreed to sell, transfer, lease, license, pledge, mortgage, encumber or otherwise dispose of, any material properties (including intangibles, real, personal or mixed), it being understood that this Subsection 4.10(h) does not extend to the licensing of software to customers in the ordinary course of business;

      (i) amended its Certificate of Incorporation, bylaws or any other charter document, or effected or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

      (j) made any capital expenditure in any calendar month which, when added to all other capital expenditures made by or on behalf of Extensity or any Extensity Sub in such calendar month, resulted in such capital expenditures exceeding USD100,000 in the aggregate;

      (k) paid, discharged or satisfied any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities (including accounts payable) in the ordinary course of business and consistent with past practice, or collected, or accelerated the collection of, any amounts owed (including accounts receivable) other than their collection in the ordinary course of business;

      (l) waived, released, assigned, settled or compromised any material claim or litigation, or commenced an Action other than for the routine collection of bills;

      (m) entered into any contract or agreement requiring or contemplating the payment or receipt, whether in cash or otherwise, of more than USD100,000 or its equivalent, or amended any Extensity Contract or

      (n) agreed or proposed to do any of the things described in the preceding clauses (a) through (m) other than as expressly contemplated or provided for in this Agreement.

      4.11.     Capital Stock of Subsidiaries. Extensity is the record and beneficial owner of all the outstanding shares of capital stock of the Extensity Subs. All such shares have been duly authorized and are validly issued, fully paid and free of preemptive rights with respect thereto, and are owned by Extensity free and clear of any claim, lien or encumbrance of any kind whatsoever. There are no proxies or voting agreements with respect to any such shares, and there are not any existing options, warrants, calls, subscriptions or other rights, agreements or commitments obligating Extensity or any Extensity Sub to issue, transfer or sell any shares of capital stock of any Extensity Sub or any other securities convertible into, exercisable for, or evidencing the right to subscribe for any such shares. The Extensity Subs are and always have been Extensity’s only Subsidiaries. Extensity does not own, and never has owned, whether directly or indirectly, whether of record or beneficially, any equity interest in any Person other than the Extensity Subs.

      4.12.     Litigation. There is no Action pending or, to the knowledge of Extensity or any Extensity Sub, overtly threatened against Extensity or any Extensity Sub, or any of their respective officers or directors (in their capacities as such), or involving any of Extensity’s or any Extensity Sub’s assets. There is no Action pending or, to the knowledge of Extensity or any Extensity Sub, overtly threatened, which in any manner challenges, seeks to or is reasonably likely to prevent, enjoin, alter or delay the Merger or any other transaction contemplated by this Agreement, or which seeks any monetary relief with respect to the Merger or any other transaction contemplated by this Agreement. There is no outstanding judgment, order, writ, injunction, determination or decree of any Government Entity to which Extensity or any Extensity Sub is or was a party or by which Extensity, any Extensity Sub or any of their assets is bound.

      4.13.     Insurance. Schedule 4.13 of the Extensity Disclosure Statement lists all insurance policies (including, without limitation, workers’ compensation insurance policies) covering any business, properties, assets or operations of Extensity or any Extensity Sub, and all claims in excess of USD100,000 made against or under any such policies with respect to Extensity or any Extensity Sub. Neither Extensity nor any Extensity Sub has received any written notice of, or has knowledge of any overt threat regarding, the cancellation or possible cancellation of any of such policy.

      4.14.     Contracts and Commitments

      (a) Schedule 4.14(a) of the Extensity Disclosure Statement contains a complete and accurate list of all agreements, understanding and arrangements, whether written, oral or established through common practice, between Extensity or any Extensity Sub (on one hand) and any other Person (on the other) that directly or indirectly beneficially owns, or is controlled by or under common control with any Person that beneficially owns, more than five percent of the outstanding Extensity Common Stock (the “Extensity Related Party Agreements”). True and correct copies of all Extensity Related Party Agreements have been furnished to Geac.

      (b) Except as filed (including by incorporation by reference to earlier-filed documents) as an exhibit to the SEC Reports or as identified on Schedule 4.14(b) to the Extensity Disclosure Statement (collectively the “Extensity Contracts”, it being understood that the failure to identify an agreement or other commitment or arrangement on that schedule that is required to be identified on that schedule shall not cause that item not to be an “Extensity Contract”), neither Extensity nor any Extensity Sub is a party to or bound by any oral or written contract, obligation or commitment of any type in any of the following categories:

      (i) agreements with any employees or consultants of Extensity or Extensity Sub respecting their employment, consulting, salary, wages, bonuses, incentive compensation, severance or retention pay, or other compensation, except for those employees or consultants whose annual rate of compensation, including potential bonuses and incentive compensation, is less than USD100,000;

      (ii) agreements or plans under which benefits will be increased or accelerated by the occurrence of any of the transactions contemplated by this Agreement or under which the value of the benefits will be calculated on the basis of any of the transactions contemplated by such agreements;

      (iii) agreements, contracts or commitments in force as of August 26, 2002 relating to the disposition or acquisition of assets other than in the ordinary course of business, or relating to an ownership interest in any Person;

      (iv) agreements, contracts or commitments for the purchase or licensing of goods, Software, supplies or equipment: (A) which are with sole or single source suppliers or (B) for a cost, for any one such agreement, contract or commitment, in excess of USD100,000;

      (v) guarantees or other agreements, contracts or commitments under which Extensity or Extensity Sub is absolutely or contingently liable for (A) the performance of any other Person (other than Extensity or an Extensity Sub) or (B) the whole or any part of the indebtedness or payment obligations of any other Person (other than Extensity or the Extensity Subs);

      (vi) powers of attorney authorizing the incurrence of a material obligation on the part of Extensity or any Extensity Sub;

      (vii) agreements, contracts or commitments which limit or restrict (A) where Extensity or any Extensity Sub may conduct business, (B) the type or lines of business (current or future) in which Extensity or any Extensity Sub may engage or (C) any acquisition of assets or stock (tangible or intangible) by Extensity or any Extensity Sub;

      (viii) agreements, contracts or commitments containing any agreement with respect to a change of control of Extensity or any Extensity Sub;

      (ix) agreements, contracts or commitments for the borrowing or lending of money, or the availability of credit;

      (x) any hedging, option, derivative or other similar transaction and any foreign exchange position or contract for the exchange of currency or

      (xi) any joint marketing or joint development agreement, or any license or distribution agreement relating to any Extensity product or planned product, other than software licenses granted to customers in the ordinary course of business.

      (c) Neither Extensity or any Extensity Sub nor, to Extensity’s and the Extensity Subs’ knowledge, any other party to any Extensity Contract, has materially breached, violated or defaulted under, or received written notice that it has breached, violated or defaulted under any Extensity Contract. Nor is there any condition respecting Extensity or any Extensity Sub or, to the knowledge of Extensity and the Extensity Subs, any condition respecting any other party to any Extensity Contract, which, in any such case, with the passage of time or the giving of notice or both, could reasonably be expected to cause a material breach, violation or default under any Extensity Contract.

      (d) Each Extensity Contract is a valid, binding and enforceable obligation of Extensity or an Extensity Sub and, to Extensity’s and the Extensity Subs’ knowledge, of the other party or parties thereto, in accordance with its terms, except to the extent enforcement may be limited by applicable bankruptcy, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights or by general principles of equity.

      (e) An accurate and complete copy of each Extensity Contract has been made available to Geac.

      4.15.     Labor Matters; Employment and Labor Contracts

      (a) Neither Extensity or Extensity Sub is a party to any union contract or other collective bargaining agreement nor, to the knowledge of Extensity and the Extensity Subs, are there any activities or proceedings of any labor union to organize any of its employees. Extensity and each Extensity Sub is in compliance with all applicable: (i) Laws respecting employment and employment practices, (ii) terms and conditions of employment and (iii) occupational health and safety requirements, except (with respect to clauses (i), (ii) and (iii)) for those failures to comply which, individually or in the aggregate, would not have an Extensity Material Adverse Effect.

      (b) There is no labor strike, slowdown or stoppage pending (or, to the knowledge of Extensity and the Extensity Subs, any labor strike, slowdown or stoppage overtly threatened) against Extensity or any Extensity Sub. No petition for certification or similar procedure has been filed and is pending before the National Labor Relations Board or any non-U.S. Government Entity with respect to any employees of Extensity or any Extensity Sub. Neither Extensity nor any Extensity Sub has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that would not have, individually or in the aggregate, an Extensity Material Adverse Effect. There are no controversies pending or, to the knowledge of Extensity and the Extensity Subs, overtly threatened, between Extensity or any Extensity Sub and any of their respective present or past employees.

      4.16.     Compliance with Laws. Neither Extensity nor any Extensity Sub has violated or failed to comply, in any material respect, with any Law. Extensity and the Extensity Subs have all material permits, licenses and franchises from all Government Entities required to conduct their businesses as now being conducted. Schedule 4.16 lists all such permits, licenses and franchises.

      4.17.     Intellectual Property Rights

      (a) Extensity and the Extensity Subs own or have the right to use all patents, copyrights, Software, trademarks, tradenames, service marks, service names, trade secrets, and intellectual and industrial property used to conduct their respective businesses. (Such intellectual property and the rights thereto are collectively referred to as the “Extensity IP Rights”.) No royalties or other payments are payable by Extensity or any Extensity Sub to any Person with respect to any products presently sold or licensed to customers by Extensity or any Extensity Sub.

      (b) The execution, delivery and performance of this Agreement and the completion of the Merger and the other transactions contemplated hereby will not: (i) constitute a breach of any instrument or agreement governing any Extensity IP Rights, (ii) cause the modification of any term of any licenses or agreements relating to any Extensity IP Rights including, but not limited to, the modification of the effective rate of any royalties or other payments provided for in any such license or agreement, (iii) cause the forfeiture or termination of any Extensity IP Rights, (iv) give rise to a right of forfeiture or termination of any Extensity IP Rights or (v) impair or affect the right of Extensity, Geac or any of their respective Subsidiaries to use, sell or license any Extensity IP Rights. An example would be an agreement that enables Extensity or an Extensity Sub to resell, bundle or embed another Person’s software, in software that Extensity or an Extensity Sub licenses or otherwise makes available to customers, under which the Merger would be considered an assignment by, or change of control of, Extensity or an Extensity Sub requiring that Person’s consent.

      (c) None of the manufacture, marketing, licensing, sale or intended use of any Software or other product sold or licensed to customers, or under development, by Extensity or any Extensity Sub: (i) violates any license or agreement between Extensity or an Extensity Sub and any Person or (ii) to the knowledge of Extensity and the Extensity Subs, infringes any patents, copyrights, trade secrets or other intellectual property rights of any other Person. There is no pending or, to the knowledge of Extensity and the Extensity Subs, overtly threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Extensity IP Rights or asserting that any Extensity IP Rights or the proposed use, sale, license or disposition thereof, or the manufacture, use, sale or licensing of any Extensity products, conflicts or will conflict with the rights of any Person.

      (d) Schedule 4.17(d) includes a worldwide list of all patents, copyrights, trade names, trademarks, service marks and service names, and applications and registrations for any of the foregoing, owned or possessed by Extensity or an Extensity Sub. Schedule 4.17(d) also includes a list of Software libraries, Software systems, compilers and other third-party Software necessary for the development of the Software that Extensity or any Extensity Sub licenses or otherwise makes available to customers.

      (e) All the Software that Extensity and the Extensity Subs license or otherwise make available to customers was: (i) developed by employees of Extensity within the scope of their employment; (ii) developed by independent contractors or consultants who assigned all of their right, title and interest in and to that Software to Extensity or (iii) otherwise acquired by Extensity, for exclusive use by Extensity, from a third party by contract.

      (f) Extensity has taken all reasonable steps to secure and protect all Extensity IP Rights. For example, the source code and system documentation relating to the Software: (i) have at all times been maintained in strict confidence and (ii) have been disclosed by Extensity and the Extensity Subs only to employees, contractors and consultants on a need-to-know basis. Extensity has furnished Geac with a true and complete copy of its standard employee confidentiality agreement and taken commercially reasonable steps to ensure that all key employees (including all employees involved in Software development) of Extensity and the Extensity Subs have executed such an agreement. All consultants with access to any proprietary information of Extensity or any Extensity Sub have executed appropriate non-disclosure agreements with respect to such proprietary information.

      (g) Neither Extensity nor any Extensity Sub is aware that any of its employees or consultants is obligated under any contract, covenant or other agreement or commitment of any nature, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such employee’s or consultant’s efforts to promote the interests of Extensity or any Extensity Sub or that would conflict with the business of Extensity or any Extensity Sub as presently conducted or proposed to be conducted by them. Neither Extensity nor any Extensity Sub has entered into any agreement to indemnify any other Person including, but not limited to, any employee or consultant of Extensity or any Extensity Sub, against any charge of infringement, misappropriation or misuse of any intellectual property. All current and former employees and consultants of Extensity or any Extensity Sub who work or did work on developing any products (including products not yet commercialized) have signed valid and enforceable written assignments to Extensity or an Extensity Sub of any and all rights and claims in any and all intellectual property that such employee or consultant has or may have by reason of any contribution, participation or other role in the development, conception, creation, reduction to practice or authorship of any invention, innovation, Software, development or work of authorship or any other intellectual property that is sold, licensed or used by Extensity or an Extensity Sub, and Extensity or an Extensity Sub possess signed copies of all such written assignments by such employees and consultants.

      4.18.     Taxes

      (a) Extensity and the Extensity Subs have filed in a timely manner all Tax Returns required to have been filed by them, and have paid (or Extensity has paid on behalf of the Extensity Subs), all Taxes required to have been shown to be due on such Tax Returns. All such Tax Returns are accurate and correct in all material respects. The most recent financial statements contained in the SEC Reports reflect an adequate accrual established in accordance with U.S. GAAP for the payment of any and all Taxes payable by Extensity or any Extensity Sub as of the date of such financial statements. Extensity’s actual and contingent liability for Taxes as of the date of the most recent SEC Report prior to August 26, 2002 does not exceed the amount accrued in that report. No deficiency or other claim for any Taxes has been proposed, asserted or assessed against Extensity or any Extensity Sub. Neither Extensity nor any Extensity Sub has filed for any extension of time to file any Tax Return which has not since been filed. Neither Extensity nor any Extensity Sub has been informed in writing by any jurisdiction or Tax agency that the jurisdiction or agency believes that Extensity or any Extensity Sub was required to file any Tax Return that was not filed. There are no liens for Taxes on any of the assets of Extensity or any Extensity Sub, except for Taxes not yet due and payable.

      (b) Neither Extensity nor any Extensity Sub: (i) is being audited or has received any written notice that it is to be audited by any taxing authority, (ii) has granted any presently operative waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax or (iii) has availed itself of any Tax amnesty or similar relief in any taxing jurisdiction.

      (c) Neither Extensity nor any Extensity Sub is a party to any contract, agreement, plan or arrangement including, but not limited to, this Agreement and other agreements referred to in the preamble to this Agreement, covering any employee or former employee of Extensity or any Extensity Sub that: (i) could give rise to the payment of any amounts that would not be deductible under Section 280G of the Code or that would require an excise tax to be paid under Section 4999 of the Code. During the taxable year ending on the Closing Date, neither Extensity nor any Extensity Sub has or will become obligated to make any payment, the deduction of which would be disallowed under to Section 162(m) of the Code.

      (d) Neither Extensity nor any Extensity Sub has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a Subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Extensity or any Extensity Sub.

      (e) Extensity has never been a United States real property holding corporation within the meaning of Section 897 of the Code.

      (f) Except as shown on Schedule 4.18 of the Extensity Disclosure Statement, Extensity and the Extensity Subs have withheld, collected and paid over to the appropriate Government Entity all Taxes required to have been withheld, collected or paid, and have complied with all information reporting and backup withholding requirements, including the maintenance of required records related to information reporting and backup withholding, in connection with their operations, including with respect to sales and use Taxes, and amounts paid or owing to any employee, independent contractor, consultant, creditor, foreign Person or other payee.

      (g) Neither Extensity nor any Extensity Sub has any liability for the Taxes of any Person other than Extensity or the Extensity Subs. Neither Extensity nor any Extensity Sub is a party to any tax sharing or tax indemnity agreement.

      (h) Except for any group consisting of Extensity, as the common parent, and the Extensity Subs, Extensity has not been a member of an affiliated group filing a consolidated federal income Tax Return and does not have any liability for the Taxes of another Person: (i) under Section 1.1502-6 of the United

States Treasury Regulations (or any similar provision of state, local or non-United States Law), (ii) as a transferee or successor, (iii) by contract or (iv) otherwise.

      (i) Extensity: (i) has not agreed to adjust, and is not required to make any adjustment, pursuant to Section 481(a) of the Code, (ii) has no knowledge that the United States Internal Revenue Service has proposed, in writing, such an adjustment or a change in accounting method with respect to Extensity and (iii) does not have any application pending with the IRS or any other Tax agency requesting permission for any change in accounting method.

      (j) Neither Extensity nor any Extensity Sub has granted any still outstanding power of attorney regarding any Taxes.

      (k) Extensity has not made any distribution to which Code Section 355 (or that portion of Section 356 that relates to Section 355) applies.

      (l) Extensity has made available to Geac true copies of all income Tax Returns filed by Extensity and the Extensity Subs and all written correspondence with Tax agencies.

      4.19.     Employee Benefit Plans; ERISA

      (a) Except as identified on Schedule 4.19, there are no “employee pension benefit plans” as defined in ERISA (“Extensity Pension Plans”), “welfare benefit plans” as defined in Section 3(1) of ERISA (“Extensity Welfare Plans”), or stock bonus, stock option, restricted stock, stock appreciation right, stock purchase, bonus, incentive, deferred compensation, severance, holiday, or vacation plans, or any other employee benefit plan, program, policy or arrangement covering employees (or former employees) employed in the United States that either is maintained or contributed to by Extensity or any Extensity ERISA Affiliate or to which Extensity or any Extensity ERISA Affiliate is obligated to make payments or otherwise may have any liability (collectively, the “Extensity Employee Benefit Plans”) with respect to employees or former employees of Extensity or any Extensity Sub, or any Extensity ERISA Affiliate. For purposes of this Agreement, “Extensity ERISA Affiliate” means any person (as defined in Section 3(9) of ERISA) that is or has been a member of any group of persons described in Section 414(b), (c), (m) or (o) of the Code including, without limitation, Extensity and the Extensity Subs.

      (b) Extensity and the Extensity Subs, and each of the Extensity Pension Plans and Extensity Welfare Plans, are in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws.

      (c) All contributions to, and payments from, the Extensity Pension Plans which are required to have been made in accordance with the Extensity Pension Plans have been timely made.

      (d) All Extensity Pension Plans required to qualify under Section 401 of the Code have been determined by the Internal Revenue Service to be so qualified, and no event has occurred and no condition exists with respect to the form or operation of any Extensity Pension Plan which would cause the loss of such qualification or the imposition of any material liability, penalty or tax under ERISA or the Code.

      (e) To the knowledge of Extensity, there are no pending: (i) investigations by any Government Entity involving any Extensity Pension Plan or Extensity Welfare Plan or (ii) claims (other than routine claims for benefits), suits or proceedings against any Extensity Pension Plan or Extensity Welfare Plan, against the assets of any of the trusts under any Extensity Pension Plan or Extensity Welfare Plan or against any fiduciary of any Extensity Pension Plan or Extensity Welfare Plan with respect to the operation of such plan or asserting any rights or claims to benefits under any Extensity Pension Plan or Extensity Welfare Plan or against the assets of any trust under any such plan.

      (f) None of Extensity, any Extensity Sub or any present or past employee of the foregoing, nor any trustee, administrator, other fiduciary or any other “party in interest” or “disqualified person” with respect to any Extensity Pension Plan or Extensity Welfare Plan, has engaged in a “prohibited transaction” (as that term is defined in Section 4975 of the Code or Section 406 of ERISA).

      (g) None of Extensity, any Extensity Sub or any Extensity ERISA Affiliate maintains or contributes to, or has ever maintained or contributed to, any pension plan subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

      (h) None of Extensity, any Extensity Sub or any Extensity ERISA Affiliate has incurred any material liability under Title IV of ERISA that has not been satisfied in full.

      (i) None of Extensity, any Extensity Sub or any Extensity ERISA Affiliate has any material liability (including any contingent liability under Section 4204 of ERISA) with respect to any multiemployer plan, within the meaning of Section 3(37) of ERISA, covering any of their employees (or former employees) employed in the United States.

      (j)     With respect to each Extensity Employee Benefit Plan, true, correct and complete copies of the following documents have been made available to Geac: (i) the plan document and any related trust agreement, including amendments thereto, (ii) any current summary plan descriptions and other written material communications within the last three years to participants relating to the Extensity Employee Benefit Plans, (iii) the three most recent Forms 5500, if applicable and (iv) the most recent IRS determination letter, if applicable.

      (k)     None of the Extensity Welfare Plans provides for continuing benefits or coverage for any participant or any beneficiary of a participant following termination of employment, except as may be required under COBRA, or except at the expense of the participant or the participant’s beneficiary. With respect to each “group health plan” (within the meaning of Section 5000(b)(1) of the Code) maintained by Extensity, any Extensity Sub and any Extensity ERISA Affiliate, such Person (i.e., Extensity, the Extensity Sub or such ERISA Extensity Affiliate) has complied with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder except where the failure to comply would not, individually or in the aggregate, impair Extensity’s ability to complete the Merger or any other transaction contemplated hereby or have an Extensity Material Adverse Effect.

      (l)     No liability under any Extensity Pension Plan or Extensity Welfare Plan has been funded, nor has any such obligation been satisfied, with the purchase of a contract from an insurance company as to which Extensity or any Extensity Sub has received notice that such insurance company is in rehabilitation or a comparable proceeding.

      (m)     The Merger will not result in an increase in the amount of compensation or benefits, or accelerate the vesting or timing of payment of any benefits or compensation, payable to or in respect of any employee of Extensity or any Extensity Sub.

      (n)     Schedule 4.19(n) of the Extensity Disclosure Statement lists each Extensity Non-U.S. Plan. Extensity, the Extensity Subs and each Extensity Non-U.S. Plan are in material compliance with all applicable Laws, and all required contributions have been made to each Extensity Non-U.S. Plan, except where the failure to comply or make contributions would not, individually or in the aggregate, either impair Extensity’s ability to complete the Merger or any other transaction contemplated hereby or have an Extensity Material Adverse Effect. Each of the Extensity Non-U.S. Plans that is a funded defined benefit pension plan has a fair market value of plan assets that is greater than the plan’s liabilities, as determined in accordance with applicable Laws. For purposes of this Agreement, “Extensity Non-U.S. Plan” means any employee benefit plan, program, policy, arrangement or agreement maintained or contributed to by, or entered into with, Extensity or any Extensity Sub with respect to any of their employees (or former employees) employed outside the United States.

      (o) Each Extensity Employee Benefit Plan and Extensity Non-U.S. Plan can be terminated by Extensity within 30 days after the Effective Time in accordance with the terms of such plan and applicable Law, without any additional contribution to such Plan or the payment of any additional compensation or amount or the additional vesting or acceleration of any vesting provided under the Plan.

      4.20. Environmental Matters

      (a) For purposes of this Agreement:

(i) “Environment” means any land including, without limitation, surface land and sub-surface strata, seabed or river bed, ecosystem and any water (including, without limitation, coastal and inland waters, surface waters and ground waters and water in drains and sewers) and air (including, without limitation, air within buildings), other natural or manmade structures above or below ground, and natural resources.

(ii) “Environmental Law” means any Law (including any judicial or administrative interpretation thereof), in each case relating to the Environment or harm to or the protection of human health, animals, plants or ecosystems including, without limitation, laws relating to public and worker health and safety, emissions, discharges or releases of chemicals or any other pollutants or contaminants or industrial, radioactive, dangerous, toxic or hazardous substances or wastes (whether in solid or liquid form or in the form of a gas or vapor and including noise) into the Environment or otherwise relating to the manufacture, processing, use, treatment, storage, distribution, disposal, transport or handling of substances or wastes. Environmental Laws include, without limitation, the United States Comprehensive Environmental Response, Compensation and Liability Act, as amended (“CERCLA”), the Resource Conservation and Recovery Act, the Hazardous Materials Transportation Act, the Clean Water Act, the Toxic Substances Control Act, the Clean Air Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Food Drug and Cosmetic Act, and the Federal Food Drug and Cosmetic Act, and similar Laws in states and other jurisdictions of the United States and countries other than the United States.

(iii) “Environmental Permit” means any permit, license, consent, approval, certificate, qualification, specification, registration and other authorization, and the filing of all notifications, reports and assessments, required by any United States federal, state, local or non-U.S. Government Entity pursuant to any Environmental Law.

(iv) “Hazardous Material” means any pollutant, contaminant or hazardous, toxic, medical, biohazardous, infectious or dangerous waste, substance, gas, constituent or material, defined or regulated as such in, or for purposes of, any Environmental Law including, without limitation, any asbestos, petroleum, oil (including crude oil or any fraction thereof), radioactive substance, polychlorinated biphenyls, toxin, chemical, virus, infectious disease or disease causing agent, and any other substances that can give rise to liability under any Environmental Law.

      (b) Except for such cases that, individually or in the aggregate, have not and would not have an Extensity Material Adverse Effect:

(i) Each of Extensity and the Extensity Subs possesses all Environmental Permits required under applicable Environmental Laws to conduct its current business and to use and occupy the Extensity Real Property for its current business. All Environmental Permits are in full force and effect, and Extensity and the Extensity Subs are, and to Extensity’s and the Extensity Subs’ knowledge have at all times been, in compliance with such Environmental Permits.

(ii) There are no facts or circumstances indicating that any Environmental Permit possessed by Extensity or any Extensity Sub would or might be revoked, suspended, canceled or not renewed, and all appropriate necessary action in connection with the renewal or extension of all Environmental Permits possessed by Extensity or any Extensity Sub relating to its current business and the Extensity Real Property has been taken.

(iii) The execution and delivery of this Agreement and the completion by Extensity of the Merger and the other transactions contemplated hereby, and the exercise by Geac and the Surviving Corporation of rights to own and operate the business of Extensity or any Extensity Sub and use and occupy the Extensity Real Property and carry on their business as presently conducted, will not affect the validity or require the transfer of any Environmental Permits held by Extensity or any Extensity

Sub and will not require any notification, disclosure, registration, reporting, filing, investigation or remediation under any Environmental Law.

(iv) Extensity and the Extensity Subs and, to the knowledge of Extensity and the Extensity Subs, all previous owners, lessees, operators and occupants of the real property now or previously owned, leased or occupied by Extensity or any Extensity Sub (the “Extensity Real Property”) are in compliance with, and within the period of all applicable statutes of limitation, have complied with all applicable Environmental Laws and have not received written notice of any liability under any Environmental Law, and neither Extensity or any Extensity Sub nor any portion of the Extensity Real Property is in violation of any Environmental Law.

(v) There is no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, notice of violation, investigation, notice or demand letter, proceeding or request for information pending or any liability (whether actual or contingent) to make good, repair, reinstate or clean up any of the Extensity Real Property or any real property previously owned, leased, occupied or used by Extensity or any Extensity Sub.

(vi) There has not been any disposal, spill, discharge or release of any Hazardous Material generated, used, owned, stored or controlled by Extensity, any Extensity Sub, or their respective predecessors in interest, on, at or under any Extensity Real Property, and there are no Hazardous Materials located in, at, on, or under, or in the vicinity of, any such facility or property, or at any other location, in any such case that could reasonably be expected to require investigation, removal, remedial or corrective action by Extensity or any Extensity Sub.

(vii) Other than cleaning and office supplies normally used in the operation of an office, Hazardous Materials have not been generated, used, treated, handled or stored on, or transported to or from, or released on any Extensity Real Property or any property adjoining any Extensity Real Property. Extensity and the Extensity Subs have disposed of all wastes, including those wastes containing Hazardous Materials, in compliance with all applicable Environmental Law and Environmental Permits. Neither Extensity nor any Extensity Sub has transported or arranged for the transportation of any Hazardous Materials to any location that is listed or proposed for listing on the National Priorities List under CERCLA or on the CERCLIS or any analogous state or country list or which is the subject of any environmental claim.

(viii) There has not been any underground or above ground storage tank or other underground storage receptacle or related piping, or any impoundment or other disposal area containing Hazardous Materials located on any Extensity Real Property, and no asbestos or polychlorinated biphenyls have been used or disposed of, or have been located at, on or under any Extensity Real Property.

(ix) Extensity and the Extensity Subs have taken all actions necessary under applicable Environmental Laws to register any products or materials required to be registered by Extensity or any Extensity Sub (or any of their respective agents) thereunder.

      (c) After reasonable investigation by Extensity or any Extensity Sub, Extensity has furnished to Geac all records and files including, but not limited to, all assessments, reports, studies, audits, analyses, tests and data in possession of Extensity and the Extensity Subs, concerning the existence of Hazardous Materials at any Extensity Real Property or concerning compliance by Extensity or an Extensity Sub with, or liability under, any Environmental Law.

      4.21.     Books and Records. Extensity has made available to Geac the records of all minutes and consent actions of its and the Extensity Subs’ board of directors, board committees and stockholders.

      4.22.     Finders or Brokers. Except for Broadview International LLC, whose fees have been disclosed to Geac, neither Extensity nor any Extensity Sub has employed any investment banker, broker, finder or intermediary in connection with any of the transactions contemplated hereby who might be entitled to a fee or commission relating to the Merger or any other transaction contemplated by this Agreement.

      4.23.     Registration Statement and Proxy Statement/ Prospectus. The information to be supplied by Extensity in writing for inclusion or incorporation by reference in the Registration Statement on Form F-4 registering the Geac Common Shares to be issued in the Merger (the “Registration Statement”) as it relates to Extensity, at the time the Registration Statement is declared effective by the SEC, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by Extensity in writing for inclusion in the proxy statement/prospectus to be sent to the stockholders of Extensity in connection with the Stockholder Meeting (such proxy statement/prospectus, as amended and supplemented, is referred to as the “Proxy Statement/ Prospectus”), at the date the Proxy Statement/ Prospectus is first mailed to Extensity’s stockholders, at the time or times of the Stockholder Meeting, and at the Effective Time, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time before the Effective Time, any event with respect to Extensity or the Extensity Subs shall occur which is required to be described in the Proxy Statement/ Prospectus, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC and the Ontario Securities Commission, and, as required by Law, disseminated to the stockholders of Extensity.

      4.24.     Title to and Condition of Property. Extensity and the Extensity Subs have good and valid title to all of their respective properties, interests in properties and assets, real and personal, reflected in the Extensity Balance Sheet or acquired after the Reference Date, and have valid leasehold interests in all leased properties and assets, in each case free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except as reflected in the Extensity Financial Statements and except for liens for Taxes not yet due and payable, municipal zoning ordinances, easements for public utilities and such other imperfections of title, if any, that are not material in character, amount or extent. Schedule 4.24 of the Extensity Disclosure Statement identifies each parcel of real property owned or leased by Extensity or any Extensity Sub. Extensity’s and the Extensity Subs’ real and tangible personal property has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it is used.

      4.25.     No Existing Discussions. As of the date hereof, neither Extensity nor any of its representatives was engaged, directly or indirectly, in any discussions or negotiations with any other Person relating to any acquisition (whether by purchase of any issued or unissued stock, merger, consolidation or otherwise) of Extensity or any Extensity Sub or a substantial part of the assets or business of Extensity or any Extensity Sub.

      4.26.     Full Disclosure. No representation or warranty set forth in this Article IV, the Extensity Disclosure Statement or any certificate to be delivered by Extensity at the Closing contains or will contain any material untrue or misleading statement of fact or, to Extensity’s and Extensity Subs’ knowledge, omits or will omit any fact necessary to make the statements contained herein or therein not materially misleading. Extensity and the Extensity Subs have no knowledge of any fact, event or circumstance, not set forth in this Article IV or the Extensity Disclosure Statement, that has or is likely to have an Extensity Material Adverse Effect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF

GEAC, GCI AND GEAC SUB

      Geac, GCI and Geac Sub hereby jointly and severally make to Extensity the representations and warranties contained in this Article V as of August 26, 2002 (except to the extent such representations and warranties speak specifically as of an earlier date or the date of this Agreement), in each case subject to the exceptions set forth in the disclosure statement dated as of August 26, 2002 delivered by Geac to Extensity contemporaneously with the execution of the Original Agreement (the “Geac Disclosure Statement”). Without limiting the foregoing, Geac, GCI and Geac Sub shall not be deemed to be making any of those representations and warranties as of the date of this Agreement. The Geac Disclosure Statement is arranged in schedules corresponding to the numbered and lettered sections of this Article V, and the disclosure in any schedule of the Geac Disclosure Statement qualifies only the corresponding section of this Article V.

      5.1.     Organization, Etc.

      (a) Each of Geac and the Geac Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Geac and each Geac Subsidiary are duly qualified to conduct, and are in good standing, in each jurisdiction in which the character of its owned or leased properties or the nature of its activities makes such qualification necessary, except where the failure to so qualify would not have a Geac Material Adverse Effect.

      (b) Geac is not in violation of any provision of any of its charter documents. No Geac Subsidiary is in material violation of any provision of any of its charter documents. Geac has furnished to Extensity accurate and complete copies of the charter documents, as in effect as of August 26, 2002, of Geac, GCI and Geac Sub.

      5.2.     Authority. Each of Geac, GCI and Geac Sub has all requisite corporate power and authority to execute and deliver this Agreement and to complete the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement and the completion of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the boards of directors of Geac, GCI and Geac Sub, and no other corporate proceedings on the part of any of Geac, GCI or Geac Sub (for example, approval by Geac’s shareholders) are necessary to authorize this Agreement or to complete the Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Geac, GCI and Geac Sub, and, assuming due authorization, execution and delivery by Extensity, constitutes a valid and binding agreement of Geac, GCI and Geac Sub, enforceable against each of them in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

      5.3.     No Violations, Etc. No filing with or notification to, and no permit, authorization, consent or approval of any Government Entity is necessary on the part of Geac, GCI or Geac Sub, at or before the Effective Time, for the completion by Geac, GCI or Geac Sub of the Merger or the other transactions contemplated by this Agreement, except for: (i) the filing of the Certificate of Merger as required by the Delaware Law, (ii) the filing with the SEC of the Registration Statement and the declaration, by the SEC, of the effectiveness of the Registration Statement, (iii) an application and listing approval from the TSX of the Geac Common Shares to be issued in connection with the Merger, including under Extensity Options assumed under Subsection 3.2(b) and (iv) any filings and observance of one of more waiting periods required under the HSR Act. None of the execution and delivery of this Agreement or the completion of the Merger or any of the other transactions contemplated hereby, or compliance with the provisions hereof, by Geac, GCI or Geac Sub, will: (i) conflict with or result in any breach of any provision of any charter document of Geac, GCI or Geac Sub, (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Geac, GCI or Geac Sub, or by which any of its properties or assets may be bound or (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or result in any material change in, or give rise to any right of termination, cancellation, acceleration, redemption or repurchase under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Geac, GCI or Geac Sub is a party or by which any of them or any of their properties or assets may be bound. Schedule 5.3 of the Geac Disclosure Statement lists all consents, waivers and approvals required to be obtained in connection with the completion of the Merger and the other transactions contemplated by this Agreement under any of Geac’s, GCI’s or Geac Sub’s notes, bonds, mortgages, indentures, deeds of trust, licenses or leases, contracts, agreements or other instruments or obligations.

      5.4.     Capitalization

      (a) The authorized capital stock of Geac consists of an unlimited number of Geac Common Shares and an unlimited number of Geac preference shares. As of August 26, 2002, there were 78,164,359 Geac Common Shares issued and outstanding and no Geac preference shares issued and outstanding. The authorized capital stock of Geac Sub consists of 1,000 shares of Geac Sub Common Stock. As of August 26, 2002, one share of Geac Sub Common Stock was issued and outstanding. Geac is the record and beneficial owner of that one outstanding share of Geac Sub Common Stock. That share has been duly authorized and is validly issued, fully paid, nonassessable and free of preemptive rights with respect thereto, and is owned by Geac free and clear of any claim, lien or encumbrance of any kind whatsoever. Geac Sub was formed for the purpose of completing the Merger and has no material assets or liabilities except as necessary for such purpose. As of August 26, 2002, Geac is the record and beneficial owner of all the issued and outstanding shares of GCI. Those GCI shares have been duly authorized and are validly issued, fully paid, nonassessable and free of preemptive rights with respect thereto, and are owned by Geac free and clear of any claim, lien or encumbrance of any kind whatsoever. Before the Effective Time, Geac may contribute the GCI shares to another, direct or indirect, wholly-owned Subsidiary of Geac.

      (b) Prior to the Merger, Geac and Geac Sub intend to amend the certificate of incorporation of Geac Sub to authorize Geac Sub to issue shares of a non-voting preferred stock (“Geac Sub Preferred Stock”), and to cause Geac Sub to issue shares of that Geac Sub Preferred Stock to one or more parties other than Geac.

      (c)     Except as described in Subsection 5.4(b) and on Schedule 5.4 of the Geac Disclosure Statement, there are no warrants, options, convertible securities, calls, rights, stock appreciation rights, preemptive rights, rights of first refusal, or agreements or commitments of any nature obligating Geac, GCI or Geac Sub to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares or other equity interests of Geac, GCI or Geac Sub, or obligating Geac, GCI or Geac Sub to grant, issue, extend, accelerate the vesting of, or enter into, any warrant, option, convertible security, call, right, stock appreciating right, preemptive right or right of first refusal relating to any such shares or equity interests.

      5.5.     Canadian Security Filings. Geac has filed all forms, reports and documents required to be filed by it with the Canadian Securities Commissions and the TSX (the “Geac Reports”). As of the respective dates they were filed: (i) the Geac Reports complied in all material respects with the requirements of the Canadian Securities Laws and (ii) none of the Geac Reports contained any untrue statement of a material fact (as defined in the Securities Act (Ontario)) or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

      5.6.     Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Geac Reports (the “Geac Financial Statements”): (a) was prepared in accordance with Canadian GAAP and (b) fairly presented in all material respects the consolidated financial position of Geac as of the respective dates thereof and the consolidated results of their operations, cash flows and changes in shareholders’ equity for the periods indicated, consistent with the books and records of Geac and the other entities included in the Geac Financial Statements, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount.

      5.7.     Absence of Changes or Events. No Geac Material Adverse Effect has occurred since April 30, 2002.

      5.8.     Litigation. There is no Action pending or, to the knowledge of Geac, GCI and Geac Sub, overtly threatened against Geac, GCI or Geac Sub, except for those Actions which, individually and in the aggregate, would not have a Geac Material Adverse Effect. There is no Action pending or, to the knowledge of Geac, GCI and Geac Sub, overtly threatened which in any manner challenges, seeks to, or is reasonably likely to prevent, enjoin, alter or delay the Merger or any other transaction contemplated by this Agreement. There is no outstanding judgment, order, writ, injunction or decree of any Government Entity to which Geac or any Geac Subsidiary is or was a party or by which Geac or any Geac Subsidiary or any of their assets is bound that would have a Geac Material Adverse Effect.

      5.9.     Status of Shares. When issued in the Merger as provided in Section 3.1, the Geac Common Shares will be validly issued, fully assessable and nonassessable.

      5.10.     Registration Statement and Proxy Statement/ Prospectus. The information to be supplied by Geac in writing for inclusion or incorporation by reference in the Registration Statement as it relates to Geac, at the time the Registration Statement is declared effective by the SEC, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by Geac in writing for inclusion in the Proxy Statement/ Prospectus, at the date the Proxy Statement/ Prospectus is first mailed to Extensity’s stockholders, at the time or times of the Stockholder Meeting, and at the Effective Time, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time before the Effective Time, any event with respect to Geac or any Geac Subsidiary shall occur which is required to be described in the Proxy Statement/ Prospectus, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC (and, if required by applicable Canadian Securities Laws, with the applicable Canadian Securities Commissions) and, as required by Law, disseminated to the stockholders of Extensity.

      5.11.     Canadian Securities Laws

      (a) Geac is, and had been for at least 12 months before August 26, 2002, a “reporting issuer” (or equivalent thereof where such concept exists), and is not in default in any material respect of any requirements under any applicable Canadian Securities Laws.

      (b) No order of a Canadian Securities Commission ceasing or suspending trading in securities of Geac or prohibiting the sale of securities by Geac has been issued and, to the knowledge of Geac, no such proceedings for that purpose have been instituted or are pending, contemplated or threatened.

      (c) Geac is a “qualifying issuer” as defined under Multilateral Instrument 45-102-Resale of Securities issued pursuant to Canadian Securities Laws. The Geac Common Shares issuable to the holders of Stock Election Shares in connection with the Merger or issuable to holders of the options Geac will grant as required under Section 3.2 of this Agreement will not be subject to any statutory hold period under Ontario Securities Laws or pursuant to the written rules and policies of the TSX, and no prospectus or other documents will be required to be filed, no proceedings will be required to be taken and no approvals, permits, consents, orders or authorizations will be required to be obtained from the Ontario Securities Commission or the TSX to permit the sale in Ontario of such shares through registrants registered under Ontario Securities Laws.

      5.12     Intellectual Property Rights. To the knowledge of Geac and the Geac Subsidiaries, Geac and the Geac Subsidiaries own or have the right to use all patents, copyrights, software (defined, for this purpose, analogously to the definition of “Software” in Section 1.1 but with respect to Geac and the Geac Subsidiaries), trademarks, tradenames, service marks, service names, trade secrets, and intellectual and industrial property used to conduct the material aspects of their respective businesses.

      5.13     Compliance with Laws. Neither Geac nor the Geac Subsidiaries have violated or failed to comply, in any material respect, with any Law. Geac and the Geac Subsidiaries have all material permits, licenses and franchises from all Government Entities required to conduct their businesses as now being conducted.

      5.14     Full Disclosure. No representation or warranty set forth in this Article V, the Geac Disclosure Statement or any certificate to be delivered by Geac at the Closing contains or will contain any material untrue or misleading statement of fact or, to Geac’s knowledge, omits or will omit any fact necessary to make the statements contained herein or therein not materially misleading.

ARTICLE VI

COVENANTS

      6.1.     Conduct of Business During Interim Period. Except as contemplated or required by this Agreement, during the period from August 26, 2002 through the Closing Date or earlier termination of this Agreement, Extensity shall (and shall cause the Extensity Subs) to: (i) conduct its business and operations according to their ordinary and usual course consistent with past practice, (ii) use commercially reasonable efforts to preserve intact its business organization and (iii) use commercially reasonable efforts to keep available the services of its officers and employees in each business function and promote and maintain at least the same quality of relationship with each of its suppliers, customers and others having important relationships with Extensity or an Extensity Sub that Extensity or the Extensity Sub has, at present, with those Persons. Without limiting the generality of the foregoing and except as otherwise expressly provided in this Agreement, before the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, neither Extensity nor any Extensity Sub shall, without the prior written consent of Geac:

      (a) authorize, solicit, propose, implement or announce an intention to (or enter into any agreement or agreement in principle with any Person with respect to any act or transaction to) liquidate, dissolve, acquire securities, issue securities, dispose of securities, acquire or dispose of any material amount of assets, or change its capitalization or potential capitalization (for example, by granting additional options or other rights of the type referenced in Subsection 4.6(b));

      (b) enter into or propose or commit to enter into any partnership association, joint venture, joint development, technology transfer or other business alliance, it being understood, however, that Geac shall respond to a written request from Extensity to take one of the steps described in this Subsection 6.1(b) that is accompanied by an adequate description of the proposed step, within 48 hours after receiving the request, it being further understood that, if Geac does not respond within that period, Geac shall be considered to have consented to the request;

      (c) enter into, materially breach, or extend, amend or otherwise modify or waive any material terms of any Extensity Contact or any agreement, commitment or contract relating to any Extensity IP Rights, other than in the ordinary course of business consistent with past practice;

      (d) fail to renew any insurance policy naming it as a beneficiary or a loss payee, or take any steps or fail to take any steps that would permit any insurance policy naming it as a beneficiary or a loss payee to be cancelled, terminated or materially altered, except in the ordinary course of business consistent with past practice;

      (e) maintain its books and records in a manner other than in the ordinary course of business consistent with past practice;

      (f) enter into any hedging, option, derivative or other similar transaction or any foreign position or contract for the exchange of currency;

      (g) institute any change in its accounting methods, principles or practices or revalue any of its assets including, without limitation, writing down or off any notes or accounts receivable;

      (h) in respect of any Taxes, make or change any election, change any accounting method, enter into any closing agreement, settle any claim or assessment, or consent to any extension or waiver of a limitations period applicable to any claim or assessment except as required by Law;

      (i) take or agree to take any of the actions described in Section 4.10, or any action that could make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform any of its covenants in this Agreement or

      (j) propose or commit to take any of the actions or steps referenced in (a) through (i) above.

      6.2.     No Solicitation

      (a) From and after August 26, 2002 until the Effective Time or the termination of this Agreement in accordance with its terms, Extensity shall not, nor shall it authorize or permit any Extensity Sub or any officer, director, affiliate or employee of Extensity or any Extensity Sub, or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly: (i) solicit, initiate, negotiate, encourage or induce the making, submission or announcement of any Extensity Acquisition Proposal or take any action or omit to take any action, the taking or omission of which could reasonably be expected to lead to an Extensity Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Extensity Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Extensity Acquisition Proposal, except as to the existence of these provisions, (iv) approve, endorse or recommend any Extensity Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Extensity Acquisition Transaction. Notwithstanding anything to the contrary in this Subsection 6.2(a) or in any other provision of this Agreement, Extensity and its board of directors may participate in discussions or negotiations with or furnish information to any Person that, after August 26, 2002, makes an unsolicited Extensity Acquisition Proposal (an “Extensity Potential Acquiror”) or approve an unsolicited Extensity Acquisition Proposal if Extensity’s board of directors is advised by its financial advisor that the Extensity Potential Acquiror submitting the Extensity Acquisition Proposal (if that proposal includes a cash component) presently has the financial resources to complete that Extensity Acquisition Proposal and the board determines in good faith (A) after receiving advice from its financial advisor, that such Extensity Acquisition Proposal is an Extensity Superior Offer (as defined in Subsection 6.4(c)) and (B) following receipt of advice from outside legal counsel that the failure to participate in such discussions or negotiations or to furnish such information or approve the Extensity Acquisition Proposal could reasonably be expected to violate the board’s fiduciary duties under the Delaware Law even in the absence of this sentence. Extensity agrees that any non-public information furnished to an Extensity Potential Acquiror will be pursuant to a confidentiality agreement containing provisions at least as favorable to Extensity as the confidentiality and use provisions set forth in the Confidentiality Agreement between Geac and Extensity dated as of May 1, 2002 (the “Confidentiality Agreement”). If Extensity determines to provide any information as described above, or receives an Extensity Acquisition Proposal, it shall promptly, and in any event within 24 hours, inform Geac in writing as to that fact and shall furnish to Geac the identity of the recipient of such information to be provided or the Extensity Potential Acquiror, whichever is appropriate, and the terms of any Extensity Acquisition Proposal.

      (b) For purposes of this Agreement, “Extensity Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Geac) relating to any Extensity Acquisition Transaction. For purposes of this Agreement, “Extensity Acquisition Transaction” means any transaction or series of transactions involving: (i) any purchase from Extensity or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act) of more than 15% of the total outstanding voting securities of Extensity or any tender offer or exchange offer that, if closed, would result in any Person or “group” (as defined under Section 13(d) of the Exchange Act) beneficially owning 15% or more of the total outstanding voting securities of Extensity, (ii) any merger, consolidation, business combination or similar transaction involving Extensity, (iii) any sale, lease, exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 15% of the assets of Extensity, (iv) any liquidation or dissolution of Extensity or (v) any transaction or event identified in (i) through (iv) of this sentence but with respect to any Extensity Sub.

      (c) In addition to the obligations of Extensity set forth in Subsection 6.2(a), as promptly as practicable Extensity shall advise Geac orally and in writing of any Extensity Acquisition Proposal, the terms and conditions of such Extensity Acquisition Proposal, and the identity of the Person or group making the Extensity Acquisition Proposal. Extensity shall keep Geac informed as promptly as practicable in all material respects of the status and details (including amendments or proposed amendments) of any such Extensity Acquisition Proposal. In addition, as promptly as is practical, Extensity shall advise Geac, both orally and in writing, of any request for non-public information that Extensity reasonably believes could lead to an Extensity Acquisition Proposal or an Extensity Acquisition Transaction.

      6.3.     Access to Information. From August 26, 2002 until the Effective Time or the termination of this Agreement in accordance with its terms, Extensity shall afford Geac and its authorized representatives (including counsel, consultants, accountants and auditors) reasonable access during normal business hours and upon reasonable notice to all of its and the Extensity Subs’ facilities, personnel and operations and to all of its and the Extensity Subs’ books and records, shall permit Geac and its authorized representatives to conduct inspections as they may reasonably request and shall instruct its officers and those of the Extensity Subs to furnish such persons with such financial and operating data and other information with respect to their business and properties as Geac and its representatives from time to time may reasonably request, subject to the restrictions set forth in the Confidentiality Agreement.

      6.4.     Stockholder Meeting and Board Recommendation

      (a) Extensity shall take all action necessary, in accordance with the Delaware Law and its Certificate Incorporation and bylaws, to convene a special meeting of Extensity’s stockholders to consider adoption and approval of this Agreement and the Merger (the “Stockholder Meeting”) to be held as promptly as practicable after the declaration of the effectiveness of the Registration Statement. Subject to Section 6.4(c), Extensity shall use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the Merger and shall take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NASDAQ Stock Market and the Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Extensity may adjourn or postpone the Stockholder Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/ Prospectus is provided to Extensity’s stockholders in advance of the vote on the Merger and this Agreement or if, as of the time originally scheduled for the Stockholder Meeting as set forth in the Proxy Statement/ Prospectus, there are insufficient shares of Extensity Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Stockholder Meeting or, even though sufficient shares to constitute a quorum are represented, there are insufficient shares whose holders have indicated through proxies or otherwise an intention to vote to approve and adopt this Agreement and the Merger. Extensity shall ensure that the Stockholder Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Extensity in connection with the Stockholder Meeting are solicited, in compliance with the Delaware Law, Extensity’s Certificate of Incorporation and bylaws, the rules of the NASDAQ Stock Market and all other applicable Laws. Extensity’s obligation to call, give notice of, convene and hold the Stockholder Meeting in accordance with this Subsection 6.4(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Extensity of any Extensity Acquisition Proposal, or by any withdrawal, amendment or modification of the recommendation of the board of directors of Extensity with respect to this Agreement or the Merger.

      (b) Subject to Subsection 6.4(c): (i) the board of directors of Extensity shall unanimously recommend that Extensity’s stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Stockholder Meeting, (ii) the Proxy Statement/ Prospectus shall include a statement to the effect that the board of directors of Extensity has unanimously recommended that Extensity’s stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Stockholder Meeting and (iii) neither the board of directors of Extensity nor any committee of the board shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to Geac or to the prospects for completing the Merger, the recommendation of the board that Extensity’s stockholders vote in favor of and adopt and approve this Agreement and the Merger.

      (c) Nothing in this Agreement shall prevent the board of directors of Extensity from withholding, withdrawing, amending or modifying its recommendation in favor of this Agreement and the Merger if:

(i) an Extensity Superior Offer is made to Extensity and is not withdrawn, (ii) Extensity shall have provided written notice to Geac advising Geac that Extensity has received an Extensity Superior Offer, specifying the terms and conditions of the Extensity Superior Offer and identifying the Person making the Extensity Superior Offer, (iii) Geac shall have been given an opportunity, for 72 hours after its receipt of that notice, to propose to modify the terms of the Merger or otherwise modify this Agreement, it being understood that neither Extensity nor any representative of Extensity shall accept the Extensity Superior Offer or make any proposal on behalf of Extensity to the Person or group that made the Extensity Superior Offer during that 72-hour period, (iv) the board of directors of Extensity is advised by Extensity’s outside counsel that, in light of the Extensity Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the board of directors of Extensity to comply with its fiduciary obligations to Extensity’s stockholders under the Delaware Law and (v) Extensity shall not have violated any of the restrictions set forth in Section 6.2 or this Subsection 6.4(c). Extensity shall provide Geac with at least three Business Days prior notice of any meeting of Extensity’s board of directors at which Extensity’s board of directors is expected to consider any Extensity Acquisition Transaction. Nothing contained in this Subsection 6.4(c) shall limit Extensity’s obligation to hold and convene the Stockholder Meeting (regardless of whether the recommendation of the board of directors of Extensity shall have been withdrawn, amended or modified). For purposes of this Agreement, “Extensity Superior Offer” means an unsolicited, bona fide written offer made by a third party to complete any of the following transactions: (i) a merger or consolidation involving Extensity pursuant to which the stockholders of Extensity immediately preceding the transaction hold less than a majority of the equity interests in the surviving or resulting entity of such transaction or (ii) the acquisition by any Person or group (including by way of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a cash-out merger), directly or indirectly, of ownership of 100 percent of the then-outstanding shares of Extensity Common Stock on terms (including, without limitation, the conditions to the prospective acquirer’s obligation to close) that the board of directors of Extensity determines, in its reasonable good faith judgment (based on the advice of its financial advisor) to be materially more favorable to the Extensity stockholders than the Merger. However, an offer shall not be an “Extensity Superior Offer” if any financing required to complete the transaction contemplated by the offer is not fully committed.

      (d)     Nothing in this Agreement shall prohibit Extensity or its board of directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) under the Exchange Act.

      (e) As promptly as practicable after the execution of this Agreement, Extensity and Geac shall mutually prepare, and Extensity shall file confidentially with the SEC, a preliminary form of the Proxy Statement/ Prospectus. As promptly as practicable after receipt of SEC comments on the preliminary Proxy Statement/ Prospectus, Geac and Extensity shall mutually prepare a response to the comments. Upon resolution of all comments, Geac shall file the Registration Statement with the SEC. Geac and Extensity shall use their commercially reasonable efforts to have the preliminary Proxy Statement/ Prospectus cleared by the SEC and the Registration Statement declared effective by the SEC as promptly as practicable. Geac shall also take any action required to be taken under applicable United States blue sky or securities laws in connection with the Geac Common Shares to be issued in exchange for the shares of Extensity Common Stock. Geac and Extensity shall promptly furnish to each other all information, and take all other actions (including, without limitation, using all commercially reasonable efforts to provide any required consents of their independent auditor), as may reasonably be requested with respect to any action by any of them in connection with the preceding sentences of this Subsection 6.4(e). Whenever any Party learns of the occurrence of any event which is required to be set forth in an amendment or supplement to the Proxy Statement/ Prospectus, the Registration Statement or any other filing made pursuant to this Subsection 6.4(e), Geac or Extensity, as the case may be, shall promptly inform the other of that occurrence and cooperate in filing with the SEC or its staff and, if appropriate, mailing of such amendment or supplement to the stockholders of Extensity.

      (f) Subject to Subsection 6.4(c), the Proxy Statement/ Prospectus shall contain the recommendation of the board of directors of Extensity in favor of the approval and adoption of this Agreement and the Merger.

      6.5.     Commercially Reasonable Efforts

      (a) Subject to the terms and conditions of this Agreement, Geac, GCI, Geac Sub and Extensity shall use their commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or appropriate under this Agreement and applicable Laws to complete the Merger and make effective the transactions contemplated by this Agreement including, without limitation: (i) satisfying the conditions to closing set forth in those sections over which they have control or influence, (ii) complying with HSR (if that is required) and responding as promptly as practicable to any inquiries received from the United States Federal Trade Commission or the Antitrust Division of the United States Department of Justice, including any requests for additional information or documents, (iii) using commercially reasonable efforts to obtain or make all necessary governmental and private party consents, approvals, filings and waivers and (iv) using commercially reasonable efforts to remove any legal bar to the Merger.

      (b) Notwithstanding anything to the contrary in this Agreement, none of Geac, Extensity or any of their respective Subsidiaries shall be required to: (i) divest, hold separate or license any business, product line or assets, (ii) take any action or accept any limitation that could reasonably be expected to have a Geac Material Adverse Effect or (iii) agree to any of the foregoing in order to effect or facilitate the Merger. Nor shall anything in this Agreement require any Party to waive any condition to its obligation to complete the Merger.

      6.6.     Public Announcements. Before issuing any press release or otherwise making any public statement with respect to this Agreement or the Merger, Geac, GCI, Geac Sub and Extensity shall consult with each other as to its form and substance, and agree not to issue any such press release or general communication to employees or make any public statement before obtaining the consent of the other (which shall not be unreasonably withheld or delayed), except as may be required by applicable Law or by the rules and regulations of or listing agreement with the NASDAQ Stock Market or the TSX.

      6.7.     Notification of Certain Matters. Extensity shall promptly notify Geac, and Geac shall promptly notify Extensity, of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any condition to the obligation of the notifying Party to complete the Merger not to be fulfilled. Extensity shall give prompt notice to Geac, and Geac shall give prompt notice to Extensity, of any communication from any Person alleging that the consent of that Person is or may be required in connection with the Merger or any other transactions contemplated hereby, or to enable Geac or any Geac Subsidiary (including, after the Merger, the Extensity Subs) to conduct or continue the business of Extensity and the Extensity Subs after the Merger.

      6.8.     TSX Listing. Before the Effective Time, Geac shall file with the TSX an application for listing the Geac Common Shares issuable in the Merger and the Geac Common Shares that Geac would be required to issue if all the Lower-Price Extensity Options were exercised.

      6.9.     Resignation of Directors and Officers. Before the Effective Time, Extensity shall deliver to Geac, at no cost, the resignations of such directors and officers of Extensity and each Extensity Sub as Geac shall specify at least five Business Days before the Closing. The resignations shall be effective at the Effective Time.

      6.10.     SEC Filings. Extensity shall promptly deliver to Geac true and complete copies of each report and other document mailed by it to its security holders or filed by it with the SEC, in each case after August 26, 2002 and before the Effective Time. As of their respective dates, no such item, including the consolidated financial statements included therein (but excluding any information provided by Geac, GCI or Geac Sub, as to which Extensity makes no representation) shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which it was made, not misleading. All such items shall comply in all material respects with all applicable requirements of Law. Each of the consolidated financial statements (including, in each case, any related notes) contained in such items: (i) shall comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC, (ii) shall be prepared in accordance with U.S. GAAP applied on a consistent basis as of the dates and throughout the periods involved and (iii) shall fairly present in all material respects the consolidated financial position of Extensity and the Extensity Subs as of the respective dates thereof and the consolidated results of their operations, cash flows and changes in stockholders’ equity for the periods indicated, except that the unaudited interim financial statements may be subject to normal and recurring year-end adjustments which are not expected to be material in amount and the unaudited interim financial statements shall not require notes.

      6.11.     Employee Matters

      (a) Unless Geac directs Extensity in writing to do otherwise at least five days before the Closing Date, Extensity shall take all action necessary to terminate the 401(k) profit sharing plan maintained for the benefit of Extensity’s employees effective at the Merger Record Date and contingent on the Closing (including, without limitation, adopting board resolutions terminating the plan and giving advance written notice to the plan participants of the termination), and to distribute the assets of the plan in compliance with ERISA and consistent with maintaining the plan’s qualified status under the Code.

      (b) As soon as is administratively practical after the Closing (expected, for at least certain employee benefit plans, to be January 1, 2003), Geac shall cause the employees of Extensity to be entitled to participate in the employee benefit plans and programs of Geac Enterprise Solutions, Inc., so that each such employee is eligible for benefits that are substantially similar in the aggregate to those provided to a similarly situated employee of that Geac Subsidiary (it being understood that inclusion of the employees of Extensity in those plans may occur at different times with respect to different plans and may be affected, in the case of individual employees, by special circumstances such as leaves of absence that, in accordance with those plans, preclude or delay participation in those plans). To the extent permitted under those benefit plans, Geac shall cause each such benefit plan to take into account, for purposes of eligibility and vesting, the service of such employees with Extensity or the Extensity Subs to the same extent such service would have been credited for such purposes under such benefit plans if the employees had been employed by a Geac Subsidiary during the time they were employed by Extensity.

6.12.	Indemnification and Insurance

      (a) After the Merger, the certificate of incorporation and bylaws of the Surviving Corporation shall continue to contain provisions with respect to indemnification, advancement of defense expenses and exculpation that are substantially identical to those set forth in the certification of incorporation and bylaws of Extensity as of August 26, 2002. Those provisions shall not be repealed or amended for a period of six years after the Effective Time in any manner that would adversely affect the rights of any Indemnified Party, it being understood that nothing in this Section 6.12 or elsewhere in this Agreement shall prohibit Geac or the Surviving Corporation from effecting a merger of the Surviving Corporation into another entity, after the Effective Time, if the charter documents of the entity that survives that merger have similar provisions.

      (b) For a period of six years after the Effective Time, the Surviving Corporation or its successor, if any, shall maintain directors’ and officers’ liability insurance covering those persons who are, as of August 26, 2002, insureds under the directors’ and officers’ liability insurance policy maintained by Extensity as of August 26, 2002, with coverage in amount and scope in all material respects at least is favorable to such persons as Extensity’s existing coverage, provided that the total cumulative premium paid for that continuing insurance, irrespective of which entity or entities make the premium payments, shall not exceed USD 2.5 million.

      (c) Each Indemnified Party shall comply with the reasonable requests of the Surviving Corporation and Geac in defending or settling any action brought by or against Extensity, any Indemnified Party or any affiliate or former affiliate of Extensity for any act or omission that preceded the Merger (whether before or after August 26, 2002) including, without limitation, the securities class action pending as of August 26, 2002 against Extensity and others in the Federal District Court of the Southern District of New York.

ARTICLE VII

CONDITIONS TO THE OBLIGATIONS OF EACH PARTY

      The respective obligations of each Party to this Agreement to effect the Merger shall be subject to the fulfillment, on or before the Effective Time, of each of the following conditions, any one or more of which may be waived by all the Parties:

      7.1.     Registration Statement. The Registration Statement shall have become effective in accordance with the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

      7.2.     Extensity Stockholder Approval. This Agreement and the Merger shall have been adopted and approved at the Stockholder Meeting by holders, as of the Meeting Record Date, of a majority of the outstanding shares of Extensity Common Stock.

      7.3.     Listing of Additional Shares. The Geac Common Shares issuable in connection with the Merger and under the Lower-Price Extensity Options shall have been approved for listing on the TSX and no suspension of such approval shall have been ordered.

      7.4.     Governmental Clearances. The waiting period applicable to completion of the Merger under HSR, if any, shall have expired or been terminated and (other than the filing of the Certificate of Merger, which shall be accomplished as provided in Section 2.2) all other authorizations, consents, orders and approvals of, declarations and filings with, and expirations of waiting periods imposed by, any Government Entity or Law which, if not obtained or complied with, could have an Extensity Material Adverse Effect or a Geac Material Adverse Effect shall have been obtained or filed.

      7.5.     Statute or Decree. No writ, order, temporary restraining order, preliminary injunction or permanent injunction shall have been issued, enacted, entered, promulgated or enforced, by any Government Entity, which remains in effect and prohibits the completion of the Merger or otherwise makes it illegal, nor shall any Government Entity or other Person have instituted any Action which remains pending and which seeks to enjoin, restrain or prohibit the Merger.

ARTICLE VIII

CONDITIONS TO THE OBLIGATIONS OF

CERTAIN PARTIES

      8.1.     Additional Conditions To The Obligation Of Extensity. The obligation of Extensity to complete the Merger shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived by Extensity:

(a) The representations and warranties of Geac, GCI and Geac Sub contained in this Agreement shall be true and correct as of the Effective Time (except to the extent such representations and warranties speak as of a specific date that is August 26, 2002 or earlier), with the same force and effect as if made at the Effective Time, except where the failure or failures to be true and correct, individually or in the aggregate (without regard to any qualifier as to materiality or Geac Material Adverse Effect contained in such representation and warranty) have not had and are not reasonably likely to have a “Geac Material Adverse Effect”.

(b) Geac, GCI and Geac Sub shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by them before the Effective Time.

(c) Since August 26, 2002, there shall not have occurred any Geac Material Adverse Effect.

(d) Geac, GCI and Geac Sub shall have furnished a certificate or certificates of Geac, GCI and Geac Sub executed on behalf of one or more of their respective officers to evidence compliance with the conditions set forth in Subsections 8.1(a), (b) and (c) and the accuracy of the representation and warranty contained in Subsection 5.11(a) as of the Effective Time.

      8.2.     Additional Conditions To The Obligations Of Geac, GCI and Geac Sub. The obligations of Geac, GCI and Geac Sub to complete the Merger shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived by Geac:

(a) The representations and warranties of Extensity contained in this Agreement shall be true and correct as of the Effective Time (except to the extent such representations and warranties speak as of a specific date that is August 26, 2002 or earlier), with the same force and effect as if made at the Effective Time, except where the failure or failures to be true and correct, individually or in the aggregate (without regard to any qualifier as to materiality or Extensity Material Adverse Effect contained in such representation and warranty) have not had and are not reasonably likely to have an “Extensity Material Adverse Effect.”

(b) Extensity shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or before the Effective Time.

(c) Since August 26, 2002, there shall not have occurred any Extensity Material Adverse Effect.

(d) Extensity shall have furnished a certificate of Extensity executed by two of its officers to evidence compliance with the conditions set forth in Subsections 8.2(a), (b) and (c). That certificate shall include a certification regarding Extensity’s customer and revenue pipeline referenced in the definition of “Extensity Material Adverse Effect”.

(e) Holders of shares of Extensity Common Stock shall not have demanded an appraisal, under Section 262 of the Delaware Law, with respect to seven percent or more of the shares of Extensity Common Stock outstanding at the Meeting Record Date.

(f) Exhibit B consists of a list of four Extensity employees who signed letters addressing their terms of employment applicable if and after the Merger closes. None of the persons identified on that list shall have expressed an intention: (i) not to continue (other than due to physical disability or other medical condition) their employment after the Merger closes or (ii) to continue their employment after the Merger closes only if one or more of those terms are modified.

ARTICLE IX

TERMINATION AND REMEDIES

      9.1.     Termination. This Agreement may be terminated at any time before the Effective Time, whether before or after the stockholders of Extensity have approved the Agreement and Merger:

(a) by mutual written consent duly authorized by the boards of directors of Geac and Extensity;

(b) by either Extensity alone or Geac alone, if a court of competent jurisdiction or other Government Entity shall have issued an order, decree, injunction or ruling, or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or making the Merger unlawful, and that order, decree, injunction ruling or other action is final and nonappealable;

(c) by Extensity alone or Geac alone, if: (i) a final vote was taken at the Stockholder Meeting on this Agreement and the Merger and the Extensity stockholders did not adopt and approve this Agreement and the Merger or (ii) the meeting was completed without a final vote having been taken and the meeting was not adjourned or postponed (provided that the right to terminate this Agreement under clause (i) or (ii) of this Subsection 9.1(c) shall not be available to Extensity, where the failure to obtain Extensity stockholder approval shall have been caused by the action or failure to act of Extensity, including by its board of directors and such action or failure constitutes a breach by Extensity of this Agreement);

(d) by Geac alone, if an Extensity Triggering Event shall have occurred;

(e) by Extensity alone, upon a breach of any representation, warranty or covenant on the part of Geac, GCI or Geac Sub set forth in this Agreement, or if any representation or warranty of Geac, GCI or Geac Sub shall have become untrue, in either case such that the conditions set forth in Subsection 8.1(a) or 8.1(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that such inaccuracy in Geac’s, GCI’s or Geac Sub’s representations and warranties or breach by Geac, GCI or Geac Sub remains uncured on the date that is ten Business Days after written notice of such inaccuracy or breach from Extensity to Geac (it being understood that Extensity may not terminate this Agreement under this Subsection 9.1(e) if Extensity shall have materially breached this Agreement and Extensity remains in breach as of the date of the intended termination);

(f) by Geac alone, upon a breach of any representation, warranty or covenant on the part of Extensity set forth in this Agreement, or if any representation or warranty of Extensity shall have become untrue, in either case such that the conditions set forth in Subsection 8.2(a) or 8.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that such inaccuracy in Extensity’s representations and warranties or breach by Extensity remains uncured on the date which is ten Business Days after written notice of such breach or inaccuracy from Geac to Extensity (it being understood that Geac may not terminate this Agreement under this Subsection 9.1(f) if Geac, GCI or Geac Sub shall have materially breached this Agreement and Geac, GCI or Geac Sub remains in breach as of the date of the intended termination);

(g) By Extensity alone if: (i) the Merger has not been completed by March 15, 2003 (the “End Date”) and (ii) (X) Geac would then be entitled to terminate this Agreement under Subsection 9.1(f) had Geac sent the notice called for by that subsection at least five Business Days before the End Date or (Y) Extensity is unwilling to close the Merger even though the conditions to its obligation to close the Merger have been satisfied or waived;

(h) By Extensity alone: (i) if the Merger has not been completed by the End Date, (ii) Geac would then not be entitled to terminate this Agreement under Subsection 9.1(f) had Geac sent the notice called for by that subsection at least five Business Days before the End Date and (iii) Extensity would then not be entitled to terminate this Agreement under Subsection 9.1(e);

(i) By Geac alone: (i) if the Merger has not been completed by the End Date and (ii) (X) Extensity would then be entitled to terminate this Agreement under Subsection 9.1(e) had Extensity sent the notice called for by that subsection at least five Business Days before the End Date or (Y) Geac, GCI and Geac Sub are unwilling to close the Merger even though the conditions to their obligations to close the Merger have been satisfied or waived;

(j) By Geac alone: (i) if the Merger has not been completed by the End Date, (ii) Extensity would then not be entitled to terminate this Agreement under Subsection 9.1(e) had Geac sent the notice called for by that subsection at least five Business Days before the End Date and (iii) Geac would not then be entitled to terminate this Agreement under Subsection 9.1(e).

(k) For the purposes of this Agreement, an “Extensity Triggering Event” shall be deemed to have occurred if: (i) the board of directors of Extensity or any committee of its board shall, for any reason, have withdrawn, amended or modified, in any manner adverse to Geac or to the prospects for completing the Merger, the board’s recommendation in favor of the adoption and approval of this Agreement and the Merger, (ii) Extensity shall have failed to include in the Proxy Statement/ Prospectus the recommendation of its board of directors in favor of the adoption and approval of this

Agreement and the Merger, (iii) the Extensity board fails to reaffirm its recommendation in favor of the adoption and approval of this Agreement and the Merger within five days after Geac requests in writing that that recommendation be reaffirmed, (iv) the Extensity board or a committee of that board shall have approved or recommended any Extensity Acquisition Proposal or (v) a tender or exchange offer relating to any securities of Extensity shall have been commenced by a Person unaffiliated with Geac, and Extensity shall not have sent, to its security holders pursuant to Rule 14e-2 adopted under the Exchange Act within 10 Business Days after the tender or exchange offer is first published, sent or given, a statement disclosing that Extensity’s board of directors unanimously recommends rejection of the tender or exchange offer.

      9.2.     Notice and Effects of Termination. Any termination of this Agreement under Section 9.1 will be effective immediately upon the delivery of a valid written notice of the terminating Party to the other Party or Parties. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect, except as set forth in this Section 9.2, Sections 9.3 and 9.4, and Article X, each of which shall survive the termination of this Agreement. Moreover, termination shall not relieve any Party from liability for any breach of this Agreement or affect the obligations of the Parties set forth in the Confidentiality Agreement.

      9.3.     Fees and Expenses. Except as set forth in the next sentence and in Section 9.4, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring the expenses, whether or not the Merger is completed. However, Geac and Extensity shall share equally: (i) all fees and expenses, other than attorneys’ and accountant’s fees and expenses incurred in the printing, filing and mailing of the Proxy Statement/ Prospectus (including any preliminary materials) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements, and (ii) all filings and other fees payable to Government Entities (for example, under HSR) in connection with the authorizations, consents, orders, approvals, declarations and filings referenced in Section 7.4.

      9.4.     Liquidated Damages and Termination Fee

(a) Subsections 9.4(b) and (c) require the payment of a specified amount, as liquidated damages or a termination fee, under the circumstances specified in those subsections. The Parties have agreed to those arrangements because: (i) they believe that the damages and other adverse consequences likely to be suffered by them under the circumstances specified in those subsections would be difficult to calculate, (ii) they believe that the remedies and consequences provided in those subsections represent a reasonable estimate, as of August 26, 2002, of the damages or other adverse consequences likely to be suffered by them under the circumstances specified, (iii) they wish to obviate the need to prove the actual amount of such damages or other adverse consequences and (iv) they desire to achieve certainty regarding remedies and consequences. Accordingly, Subsections 9.4(b) and (c) represent the sole remedies and sole consequences, monetary or otherwise, for the matters referenced in those subsections. This Section 9.4 is an integral part of this Agreement. Without this Section 9.4, the Parties would not have entered into this Agreement.

(b) If this Agreement is terminated under Subsection 9.1(c), (d), (f) or (g), then, within ten Business Days after the date of that termination, Extensity shall pay Geac USD1.5 million, plus an amount payable in U.S. dollars equal to Geac’s, GCI’s and Geac Sub’s fees and expenses otherwise paid or payable by Geac, GCI and Geac Sub under Section 9.3, in immediately available funds. If any of those fees and expenses are payable or were paid by Geac, GCI or Geac Sub in Canadian dollars, they shall converted, for purposes of this Subsection 9.4(b), into U.S. dollars at the exchange rate for the eighth of those ten Business Days, quoted for that eighth Business Day, in The Wall Street Journal.

      (c)     If this Agreement is terminated under Subsection 9.1(e) or (i), then, within ten Business Days after the date of that termination, Geac shall pay Extensity USD1.5 million, plus an amount payable in U.S. dollars equal to Extensity’s fees and expenses otherwise paid or payable by Extensity under Section 9.3, in immediately available funds.

ARTICLE X

MISCELLANEOUS

      10.1.     Survival of Representations and Warranties. The representations and warranties of the Parties shall not survive the Closing.

      10.2.     Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified or supplemented only by a written agreement of Geac, GCI, Geac Sub and Extensity at any time before to the Effective Time. However, after adoption and approval of this Agreement and the Merger by the stockholders of Extensity, no such amendment, modification or supplement shall have any of the effects set forth in Section 251(d) of the Delaware Law unless Extensity’s stockholders approve that amendment, modification or supplement.

      10.3.     Waiver and Consents. Any failure of Geac, GCI or Geac Sub, on the one hand, or Extensity, on the other hand, to comply with any provision of this Agreement may be waived by Extensity (with respect to any failure by Geac, GCI or Geac Sub) or by Geac (with respect to any failure by Extensity), respectively, only by a written instrument signed by the Party granting the waiver. However, a waiver or failure to insist upon strict compliance with a provision in this Agreement shall not operate as a waiver of, or estoppel with respect to, any subsequent failure to comply with that provision or any other provision of this Agreement. Whenever this Agreement requires or permits a consent by any Party, that consent shall be given in writing in a manner and with the same effects as for a waiver, as set forth in this Section 10.3.

      10.4.     Investigations. Nothing learned or known by any Party, whether by virtue of its or its representatives’ due diligence or otherwise, shall diminish, eliminate, undercut or waive any representation or warranty of any other Party contained in this Agreement or in any certificate or other document delivered before or at the Closing. Rather, the accuracy of those representations and warranties are solely the responsibility of the Party giving them. Information discovered or discoverable in due diligence or otherwise known shall not diminish that responsibility because, among other reasons, the Parties have decided to avoid the costs and uncertainty associated with litigating whether certain information was discovered in fact or could or should have been discovered.

      10.5.     Notices. All notices and other communications under this Agreement shall be in writing and shall be delivered personally by overnight courier or similar means, or sent by facsimile with written confirmation of receipt, to the Parties at the addresses specified below or to such other address for a Party as shall be specified by like notice. Any such notice shall be effective upon receipt, if personally delivered, or on the next Business Day following transmittal if sent by confirmed facsimile. Notices shall be delivered as follows:

if to Geac, GCI or Geac Sub:

Geac Computer Corporation Limited
11 Allstate Parkway, Suite 300
Markham, Ontario L3R 9T8
Canada
Telephone: (905) 940-3704
Facsimile: (905) 940-3722
Attention: Paul Birch

with a copy to:

Blake Cassels & Graydon LLP
Commerce Court West
199 Bay Street, Suite 2800
Toronto, Ontario M5L 1A9
Telephone: (416) 863-2965
Facsimile: (416) 863-2653
Attention: Craig Thorburn

with a copy to:

Heller Ehrman White & McAuliffe LLP
333 Bush Street
San Francisco, California 94104-2878
Telephone: (415) 772-6134
Facsimile: (415) 772-6268
Attention: Dan Titelbaum

if to Extensity

Extensity, Inc.
2200 Powell Street, Suite 300
Emeryville, California 94608
Telephone: (510) 594-4604
Facsimile: (510) 596-8802
Attention: Bob Spinner

with a copy to:

Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306-2155
Telephone: (650) 843-5103
Facsimile: (650) 745-7391
Attention: Jim Fulton

      10.6.     Assignment and Third Party Beneficiaries. Neither this Agreement nor any right, interest or obligation under this Agreement shall be assigned or delegated by any Party without the prior written consent of the other Parties. This Agreement shall be binding upon the Parties’ respective successors and permitted assigns. Except as provided in the next sentence, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and any such successor or permitted assign of a Party. However, the Indemnified Parties shall be entitled to enforce Section 6.12.

      10.7.     Governing Law. This Agreement shall be governed by the laws of the State of Delaware without reference to its principles of conflicts of law.

      10.8.     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be treated as an original but all of which together shall constitute one and the same instrument.

      10.9.     Severability. If any provision of this Agreement is finally determined to be invalid, illegal or unenforceable in any respect, it shall be adjusted, if possible, to effect the original intention of the Parties as nearly as is possible. The validity, legality and enforceability of the remaining provisions of this Agreement shall be unaffected by that determination unless, and then only to the extent strictly necessary in order to accommodate, the deletion or adjustment of the provision that was determined to be invalid, illegal or unenforceable.

      10.10.     Interpretation. The article and section headings in this Agreement are principally for the purpose of reference and shall not, by themselves, affect the meaning or interpretation of this Agreement.

      10.11.     Entire Agreement. This Agreement and the other documents signed and dated as of August 26, 2002, including the exhibits hereto and thereto, and the Extensity Disclosure Statement and the Geac Disclosure Statement, embody the entire agreement and understanding of the Parties respecting their subject matter. However, effective as of the date of this Agreement, this Agreement supersedes the Original Agreement (but not the exhibits to the Original Agreement, the Extensity Disclosure Statement or the Geac Disclosure Statement) and the First Amended Agreement. There are no representations, promises, warranties, covenants or undertakings, other than those expressly set forth or referred to herein and therein. However, nothing in this Section 10.11 or elsewhere in this Agreement shall terminate or otherwise preempt the Strategic Alliance Agreement.

      IN WITNESS WHEREOF, Geac, GCI, Geac Sub and Extensity have caused this Agreement to be signed by their duly authorized officers as of the date that appears in the first paragraph of this Agreement.

GEAC COMPUTER CORPORATION LIMITED

By	/s/ PAUL D. BIRCH

Name: Paul D. Birch
Title: President and Chief Executive Officer

GEAC COMPUTERS, INC.

By	/s/ PAUL D. BIRCH

Name: Paul D. Birch
Title: President and Chief Executive Officer

CAGE ACQUISITION INC.

By	/s/ PAUL D. BIRCH

Name: Paul D. Birch
Title: President and Chief Executive Officer

EXTENSITY, INC.

By	/s/ ROBERT A. SPINNER

Name: Robert A. Spinner
Title: President and Chief Executive Officer

ANNEX B

OPINION OF BROADVIEW INTERNATIONAL LLC

August 23, 2002

CONFIDENTIAL

Board of Directors

Extensity, Inc.
2200 Powell Street, Suite 300
Emeryville, CA 94608

Dear Members of the Board:

      We understand that Extensity, Inc. (“Extensity” or the “Company”), Geac Computer Corporation (“Geac” or “Parent”) and Cage Acquisition Inc., a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which, through the merger of Merger Sub with and into the Company (the “Merger”), each outstanding share of Company Common Stock will be exchanged, at the option of the holder thereof, for (i) US$1.75 cash (subject to adjustment as described in the Agreement) or (ii) 0.6264 of a share of Parent Common Stock (subject to adjustment as described in the Agreement). The Merger is intended to qualify as a taxable “qualified stock purchase” as defined in Section 338 of the United States Internal Revenue Code of 1986, as amended. The terms and conditions of the above-described Merger are more fully detailed in the Agreement.

      The aggregate amount of consideration receivable by holders of Company Common Stock in the Merger is referred to herein as the “Aggregate Consideration”. We have assumed with your permission that the Aggregate Consideration will be at least equal to $46,110,540, the aggregate amount of cash available to Company stockholders in the Merger (subject to any working capital adjustments as provided for under the Agreement).

      You have requested our opinion as to whether the Aggregate Consideration is fair, from a financial point of view, to holders of Company Common Stock.

      Broadview International LLC (“Broadview”) focuses on providing merger and acquisition advisory services to information technology (“IT”), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Extensity’s Board of Directors and will receive a fee from Extensity upon the successful conclusion of the Merger.

      In rendering our opinion, we have, among other things:

1.) reviewed the terms of the Agreement in the form of the draft furnished to us by Parent legal counsel on August 22, 2002 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the final Agreement);

2.) reviewed Extensity’s annual report on Form 10-K for the fiscal year ended December 31, 2001, including the audited financial statements included therein, and Extensity’s quarterly report on Form 10-Q for the period ended June 30, 2002, including the unaudited financial statements included therein;

3.) reviewed certain internal historical financial and operating information relating to Extensity, prepared and furnished to us by Extensity management;

4.) participated in discussions with Extensity’s management concerning the operations, business strategy, current financial performance and prospects for Extensity;

5.) discussed with Extensity’s management its view of the strategic rationale for the Merger;

6.) reviewed the recent reported closing prices and trading activity for Company Common Stock;

7.) compared certain aspects of Extensity’s financial performance with public companies we deemed comparable;

8.) reviewed recent equity research analyst reports covering Extensity, including, without limitation, the CIBC World Markets July 17, 2002 equity research report covering the Company, including the quarterly projections through December 31, 2002 and annual projections through December 31, 2003 contained in the report;

9.) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Merger;

10.) reviewed Geac’s annual report for the fiscal year ended April 30, 2002, including the audited financial statements included therein;

11.) reviewed certain internal financial and operating information relating to Geac, including quarterly and annual projections through April 30, 2004, prepared and furnished to us by Geac management;

12.) participated in discussions with Geac management concerning the operations, business strategy, financial performance and prospects for Geac;

13.) discussed with Geac management its view of the strategic rationale for the Merger;

14.) reviewed the recent reported closing prices and trading activity for Parent Common Stock;

15.) compared certain aspects of the financial performance of Geac with public companies we deemed comparable;

16.) reviewed recent equity research analyst reports covering Geac;

17.) analyzed the anticipated effect of the Merger on the future financial performance of the Parent;

18.) assisted in negotiations and discussions related to the Merger among Extensity, Geac and their respective financial and legal advisors; and

19.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

      In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Extensity, Geac or Geac’s advisors. With respect to the financial projections for Geac examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Geac as to the future performance of Geac. With respect to the financial projections for the Company examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates as to the future performance of the Company. We have neither made nor obtained an independent appraisal or valuation of any of Extensity’s assets.

      Based upon and subject to the foregoing, and subject to the limitations and assumptions below, we are of the opinion that the Aggregate Consideration is fair, from a financial point of view, to holders of Company Common Stock.

      This opinion is rendered solely with respect to the Aggregate Consideration, and we express no opinion as to the fairness or value of any particular form or combination of consideration available in the

Merger to holders of Company Common Stock. Without limiting the foregoing, our opinion does not take into account any tax or other individual considerations that may impact a stockholder’s decision as to which form (or combination) of consideration to receive in the Merger.

      For purposes of this opinion, we have assumed that neither Extensity nor Geac is currently involved in any material transaction other than the Merger, other publicly announced transactions and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions would require a reevaluation of this opinion. We express no opinion as to the price at which Parent Common Stock will trade at any time.

      This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Extensity in connection with its consideration of the Merger and does not constitute a recommendation to any holder of Company Common Stock as to how such holder should vote on the Merger or as to the form of consideration such holder should elect to receive in the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and the inclusion of this opinion in its entirety in the Proxy Statement/ Prospectus to be distributed to holders of Company Common Stock in connection with the Merger.

Sincerely,

Broadview International LLC

ANNEX C

FORM OF VOTING AND PROXY AGREEMENT

      THIS VOTING AND PROXY AGREEMENT (this “Agreement”) is made and entered into as of August      , 2002 by and among GEAC COMPUTER CORPORATION LIMITED, a corporation governed by the Canada Business Corporations Act (“Geac”), CAGE ACQUISITION INC., a Delaware corporation that is wholly-owned by Geac (“Geac Sub”), and  (“Stockholder”). Geac, Geac Sub and Stockholder are each sometimes referred to as a “Party” and together as the “Parties”.

B A C K G R O U N D

      Geac, Geac Sub and Extensity, Inc., a Delaware corporation (“Extensity”), are entering into an Agreement and Plan of Merger as of the same date as this Agreement (as it may be amended, the “Merger Agreement”). The Merger Agreement contemplates the merger of Geac Sub into Extensity. In order for that merger to close, Extensity’s stockholders must adopt and approve the Merger Agreement and that merger. Stockholder owns shares of Extensity common stock [and is also a director/officer/both of Extensity]. Geac and Geac Sub were not prepared to enter into the Merger Agreement, unless Stockholder and certain other stockholders of Extensity signed this and similar agreements. Stockholder desires that Geac and Geac Sub enter into the Merger Agreement and for that reason is signing this Agreement. Capitalized terms used but not defined in this Agreement have the definitions assigned to them in the Merger Agreement.

ACCORDINGLY, THE PARTIES HEREBY AGREE AS FOLLOWS:

      1.     Voting. As of the date of this Agreement, Stockholder is: (a) the record and beneficial owner of that number shares of Extensity Common Stock as is indicated on the signature page of this Agreement, and (b) the beneficial, but not the record, owner of that number of shares of Extensity Common Stock as is indicated on the signature page of this Agreement. (Those shares of Extensity Common Stock that Stockholder owns of record as of the date of this Agreement and any other shares of Extensity Common Stock that Stockholder acquires record ownership of during the term of this Agreement are referred to as the “Record Shares”. Those shares of Extensity Common Stock that Stockholder beneficially owns as of the date of this Agreement and any other shares of Extensity Common Stock that Stockholder acquires beneficial, but not record, ownership of during the term of this Agreement are referred to as the “Beneficial Shares”. The Record Shares and the Beneficial Shares are collectively referred to as the “Shares”.) Before the Expiration Date (defined in Section 10.9), Stockholder (in Stockholder’s capacity as such) shall vote, or cause the vote of, all the Shares in favor of the adoption and approval of the Merger Agreement and the Merger, it being understood, however, that for any Shares held in a trust for which Stockholder is not the trustee (as shown on the exhibit to this Agreement), Stockholder shall be required (only) to use Stockholder’s best efforts to cause those Shares to be so voted. Stockholder (in stockholder’s capacity as such) shall also vote the Shares against any other extraordinary transaction such as another merger or a consolidation, business combination, reorganization, recapitalization, liquidation, sale or transfer of all or substantially all of the assets or more than 50% of the voting securities of Extensity or any Extensity Sub or any other change of control involving Extensity or any Extensity Sub (with the same character of covenant regarding any Shares held in such a trust).

      2.     Irrevocable Proxy. Stockholder hereby irrevocably appoints Geac as Stockholder’s proxyholder through the Expiration Date, with full power of substitution and resubstitution, to attend and act for and on behalf of Stockholder at the Stockholder Meeting or any other meeting of Extensity’s stockholders, and to act by written consent as a stockholder of Extensity, to vote the Shares in the following manner: (a) for the adoption and approval of the Merger Agreement and the Merger and (b) against any other extraordinary transaction such as another merger or a consolidation, business combination, reorganization, recapitalization, liquidation, sale or transfer of all or substantially all of the assets or more than 50% of the voting securities of Extensity or any Extensity Sub or any other change of control involving Extensity or any Extensity Sub. By signing this Agreement, Stockholder revokes any and all prior proxies given by

Stockholder with respect to any Shares and shall promptly inform the holders of any such proxies in writing of that revocation, sending a copy to Geac. Stockholder shall not grant any other proxies with respect to any Shares before the Expiration Date. This proxy is irrevocable, is coupled with an interest and is granted in consideration of Geac and Geac Sub entering into the Merger Agreement. Stockholder agrees and acknowledges that none of Geac, Geac Sub or any of their successors, assigns, subsidiaries, employees, officers, directors, shareholders, agents or affiliates owe any duty to Stockholder or shall incur any liability of any kind whatsoever (including, without limitation, for any claims, losses, demands, causes of action, costs, expenses or attorneys’ fees) to Stockholder in connection with or as a result of any voting (or refraining from voting) any Shares. In addition, Stockholder acknowledges and agrees that, pursuant to this irrevocable proxy, Geac may vote the Shares to further its own interests and that Geac is not acting as a fiduciary for Stockholder. This irrevocable proxy shall survive, and shall not be terminated by, any act of Stockholder, operation of law or any other event such as the death, incapacity, disability or bankruptcy of Stockholder or the termination of any trust or estate for which Stockholder is acting as a fiduciary. This irrevocable proxy shall be binding upon the spouse (if any), heirs, personal representatives, successors and assigns of Stockholder.

      3.     Transfer Restrictions. Before the Expiration Date, Stockholder shall not directly or indirectly: (a) sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of any Shares or limit its right to vote any Shares in any manner, (b) agree to do any of the foregoing or (c) take any action that has or could have the effect of preventing or disabling Stockholder from performing any obligations under this Agreement. Notwithstanding the foregoing, nothing in this Agreement shall prohibit a transfer of Extensity Common Stock by Stockholder: (i) if Stockholder is a natural person, to any member of his or her immediate family or upon his or her death, or (ii) if Stockholder is a partnership or limited liability company, to one or more partners or members of Stockholder or to an affiliated corporation under common control with Stockholder, provided that, in case of both clause (i) and clause (ii), Stockholder first furnishes Geac with a written undertaking by the intended transferee in form and substance reasonably acceptable to Geac that the transferee will comply with this Agreement. Promptly after this Agreement is signed, Extensity shall deliver stop transfer instructions to its transfer agent respecting all the Shares that, before the Expiration Date, cannot be countermanded without both Extensity’s and Geac’s consent.

      4.     No Solicitation. Neither Stockholder nor any agent, representative or associate of Stockholder shall, directly or indirectly: (a) solicit, initiate, negotiate, encourage or induce the making, submission or announcement of any Extensity Acquisition Proposal or take any action or omit to take action, the taking or omission of which could reasonably be expected to lead to a Extensity Acquisition Proposal, (b) participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Extensity Acquisition Proposal, (c) engage in any discussions with any Person with respect to any Extensity Acquisition Proposal, except as to the existence of these provisions or (d) approve, endorse or recommend any Extensity Acquisition Proposal, other than in strict accordance with the Merger Agreement and then only in Stockholder’s capacity as a [director/ officer/ both of Extensity]. Moreover, even if Extensity receives a Extensity Superior Offer, Stockholder shall continue to be bound by this Agreement including, without limitation, its Sections 1, 2 and 3. Stockholder shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person with respect to any of the foregoing. Stockholder shall immediately notify Geac, both orally and in writing, if any Person contacts Stockholder concerning any Extensity Acquisition Proposal.

      5.     Public Announcement. Stockholder shall not, in any capacity other than on behalf of Extensity and then only in accordance with the Merger Agreement, issue any press release or otherwise make any public statement with respect to this Agreement, the Merger or the Merger Agreement. Notwithstanding the foregoing, nothing in this Agreement shall prevent Stockholder from making any disclosures required by the SEC, the NASDAQ Stock Market or Law.

      6.     Disclosure. Stockholder authorizes Geac, Geac Sub and Extensity to publish and disclose in any announcement or disclosure required by the SEC, the Ontario Securities Commission, the TSX, the NASDAQ Stock Market or applicable Law, Stockholder’s identity and ownership of the Shares and Stockholder’s commitments under this Agreement.

      7.     Representations and Warranties. Stockholder hereby represents and warrants to Geac and Geac Sub that, as of the date of this Agreement and as of the Effective Time:

      7.1.     Ownership. Stockholder has good and marketable title to, and is the sole legal, record and beneficial owner of, the Record Shares, free and clear of all liabilities, adverse claims, liens, options, proxies, charges, participations and encumbrances of any kind or character whatsoever. Stockholder is also the sole legal and beneficial holder of the Beneficial Shares, free and clear of all Liens, except as shown on the exhibit to this Agreement.

      7.2.     Authorization. Stockholder has all requisite power, authority and legal capacity to execute and deliver this Agreement and to perform Stockholder’s obligations under this Agreement. Stockholder has the sole voting power and sole power of disposition with respect to the Shares, without restriction, except as shown on the exhibit to this Agreement. Stockholder confirms that, if Stockholder is married, Stockholder’s spouse consents to this Agreement in all respects. Stockholder has duly executed and delivered this Agreement. This Agreement is the legal, valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general application related to or affecting creditors’ rights and to general principles of equity.

      7.3.     No Violation. Neither the execution and delivery of this Agreement nor its performance by Stockholder will: (a) require Stockholder to file or register with, or obtain any permit, authorization, consent or approval or any Government Entity or other Person (other than any Schedule 13D filing required under the Exchange Act) or (b) violate, or cause a breach of or default under, any contract, Law, judgment, decree, writ or order to which Stockholder is a party or by which Stockholder or any of the Shares is bound or affected.

      7.4.     Adequate Information. Stockholder is a sophisticated investor and has had access to adequate information concerning the business, operations, financial condition and prospects of Extensity, the Extensity Subs, Geac and the Geac Subsidiaries to make an informed decision about the Merger Agreement, the Merger and this Agreement, and has independently and without reliance upon Geac, Geac Sub, Extensity or any Extensity Sub, based on such information as Stockholder deemed appropriate, made an independent analysis and decision to enter into this Agreement and support the Merger. Stockholder understands and acknowledges that the effectiveness of this Agreement (including, without limitation, its Sections 1 and 2) shall not be affected in any way by any events or circumstances that may occur after the date of this Agreement and before the Stockholder Meeting, or by any information disclosed after the date of this Agreement and before the Stockholder Meeting. Stockholder further understands and acknowledge that Stockholder will be bound by this Agreement even if, for example, a Extensity Superior Offer materializes. Stockholder understands and acknowledges that none of Geac, Geac Sub, Extensity and the Extensity Subs has made any representation or warranty, whether express or implied, of any kind or character, to Stockholder, and that Stockholder is not a third party beneficiary of the Merger Agreement.

      7.5.     No Setoff. Stockholder has no liability or obligation related to or in connection with the Shares, other than the obligations to Geac and Geac Sub set forth in this Agreement.

      8.     Specific Performance. Stockholder acknowledges that Geac and Geac Sub will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of Stockholder’s covenants contained in this Agreement. Accordingly, Stockholder agrees that, in addition to any other remedies that may be available to Geac and Geac Sub, Geac and Geac Sub shall have the right to injunctive relief to restrain any breach or threatened breach by Stockholder of any such covenant or otherwise to obtain specific performance of any of such covenant.

      9.     Certain Litigation. Stockholder agrees to comply with the reasonable requests of Geac and Extensity in defending or settling any action brought by or against Extensity, Stockholder or any other affiliate or former affiliate of Extensity for any act or omission that preceded the Merger (whether before or after the date of this Agreement) including, without limitation, the securities class action currently pending against Extensity and others in the Federal District Court for the Southern District of New York.

      10.     Miscellaneous

      10.1.     Amendment and Modification. This Agreement contains the entire understanding, both oral and written, of the Parties and supersedes any and all prior agreements and understandings with respect to its subject matter. This Agreement may be amended, modified or supplemented only by a written agreement of Geac, Geac Sub and Stockholder.

      10.2.     Waiver and Consents. Any failure of Stockholder to comply with any provision of this Agreement may be waived by Geac or Geac Sub only by a written instrument signed by Geac granting the waiver. However, a waiver or failure to insist upon strict compliance with a provision in this Agreement shall not operate as a waiver of, or estoppel with respect to, any subsequent failure to comply with that provision or any other provision of this Agreement. Whenever this Agreement requires or permits a consent by any Party, that consent shall be given in writing in a manner and with the same effects as for a waiver, as set forth in this Section 10.2.

      10.3.     Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign any rights under this Agreement or delegate any obligations under this Agreement without the prior written consent of the other Parties.

      10.4.     Notices. All notices and other communications under this Agreement shall be in writing and shall be delivered personally, by overnight courier or similar means, or sent by facsimile with written confirmation of receipt, to the Parties at the addresses specified below or to such other address for a Party as shall be specified by like notice. Any such notice shall be effective upon receipt, if personally delivered, or on the next Business Day following transmittal if sent by confirmed facsimile. Notices shall be delivered as follows:

      If to Geac or Geac Sub:

Geac Computer Corporation Limited

11 Allstate Parkway, Suite 300
Markham, Ontario L3R 9T8
Canada
Telephone: (905) 940-3704
Facsimile: (905) 940-3722
Attention: Paul Birch

with a copy to:

Blake Cassels & Graydon LLP

Commerce Court West
199 Bay Street, Suite 2800
Toronto, Ontario M5L 1A9
Telephone: (416) 863-2965
Facsimile  (416) 863-2653
Attention: Craig Thorburn

and a copy to:

Heller Ehrman White & McAuliffe LLP

333 Bush Street
San Francisco, California 94104-2878
Telephone: (415) 772-6134
Facsimile: (415) 772-6268
Attention: Dan Titelbaum

If to Stockholder:

Telephone: (       )        -
Facsimile: (       )        -
Attention:

      10.5.     Governing Law. This Agreement shall be governed by the laws of the State of Delaware without reference to its principles of conflicts of law.

      10.6.     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be treated as an original but all of which together shall constitute one and the same instrument.

      10.7.     Severability. If any provision of this Agreement is finally determined to be invalid, illegal or unenforceable in any respect, it shall be adjusted, if possible, to effect the original intention of the Parties as nearly as is possible. The validity, legality and enforceability of the remaining provisions of this Agreement shall be unaffected by that determination unless, and then only to the extent strictly necessary in order to accommodate, the deletion or adjustment of the provision that was determined to be invalid, illegal or unenforceable.

      10.8.     Interpretation. The section headings in this Agreement are principally for the purpose of reference and shall not, by themselves, affect the meaning or interpretation of this Agreement.

      10.9.     Term. This Agreement shall terminate upon the earlier of: (i) the closing of the Merger and (ii) the termination of the Merger Agreement pursuant to its Section 9.1 (the date and time of such termination being referred to in this Agreement as the “Expiration Date”). After such a termination, this Agreement shall be void and of no further force or effect, provided that: (iii) the termination of this Agreement shall not relieve any Party from liability for any breach of this Agreement before its termination, (iv) Sections 7 and 10 of this Agreement shall continue in effect after the termination of this Agreement, and (v) Section 9 of this Agreement shall continue in effect if and after the Merger closes.

      10.10.     Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall limit or restrict: (a) Stockholder from acting in Stockholder’s capacity as a director or officer of Extensity, if Stockholder is such a director or officer, or (b) any representative of Stockholder on Extensity’s board of directors from acting in his capacity as a director of Extensity (it being understood, for purposes of both clause (a) and (b), that this Agreement shall apply to Stockholder solely in Stockholder’s capacity as a stockholder of Extensity) or (c) voting any Shares in Stockholder’s sole discretion on any matter other than those referred to in Section 1 of this Agreement.

      10.11.     Expenses and Enforcement. Each Party shall pay its own costs and expenses incurred in connection with this Agreement. However, if any Party seeks to enforce any rights under this Agreement, whether through formal proceedings or otherwise, the Party or Parties that substantially prevail shall be entitled to reimbursement for its or their costs and expenses incurred in that effort including, without limitation, its or their reasonable attorneys’ fees and costs.

      10.12.     Further Assurances. Stockholder (in Stockholder’s capacity as such) shall execute and deliver any additional documents, and take any other actions, reasonably requested by Geac to carry out the purposes and intent of this Agreement.

      IN WITNESS WHEREOF, the Parties have signed this Agreement as of the date that appears in its first paragraph.

GEAC COMPUTER CORPORATION LIMITED

By

Name

Title

Cage Acquisition Inc.

By

Name

Title

[Stockholder]

Name

Shares of Extensity Common Stock held of
record:

Shares of Extensity Common Stock beneficially owned:

EXHIBIT

Information regarding record ownership of Shares that Stockholder does not hold of record:

Information regarding Shares held in trust:

ANNEX D

FORM OF LOCK-UP AGREEMENT

      THIS IS A LOCK-UP AGREEMENT (this “Agreement”) made and entered into as of August      , 2002 by and between GEAC COMPUTER CORPORATION LIMITED, a corporation governed by the Canada Business Corporations Act (“Geac”), and                     (“Stockholder”). Geac and Stockholder are each sometimes referred to as a “Party” and together as the “Parties”.

B A C K G R O U N D

      Geac, Cage Acquisition Inc., a Delaware corporation that is wholly-owned by Geac (“Geac Sub”), and Extensity, Inc., a Delaware corporation, are entering into an Agreement and Plan of Merger as of the same date as this Agreement (as it may be amended, the “Merger Agreement”). The Merger Agreement contemplates the merger of Geac Sub into Extensity. Stockholder owns shares of Extensity common stock and is also a [director/officer/both] of Extensity. In addition, Stockholder may be considered an “affiliate” of Extensity, as that term is defined for purposes of paragraph (c) of Rule 145 adopted by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. If and when the Merger is completed, Stockholder may receive Geac common shares in exchange for some or all of Stockholder’s shares of Extensity common stock. Geac and Geac Sub were not prepared to enter into the Merger Agreement, unless Stockholder and certain other stockholders of Extensity signed this and similar agreements. Stockholder has carefully read this Agreement and has discussed (or had an opportunity to discuss) its requirements and implications with Stockholder’s legal counsel. Because Stockholder desires that Geac enters into the Merger Agreement, Stockholder is signing this Agreement. Capitalized terms used but not defined in the balance of this Agreement have the definitions assigned to them in the Merger Agreement.

ACCORDINGLY, THE PARTIES HEREBY AGREE AS FOLLOWS:

      1.     Securities Act Restrictions. Stockholder shall not sell, transfer or otherwise dispose of any common shares of Geac received by Stockholder in the Merger or any other security issued by Geac in exchange for any of such shares or in respect to any of such shares (“Geac Common Shares”) in violation of the Securities Act. Stockholder understands that any issuance of Geac Common Shares to Stockholder in the Merger is expected to be registered under the Securities Act on a Registration Statement on Form F-4. However, Stockholder also understands that Stockholder may not sell, transfer or otherwise dispose of any Geac Common Shares except in certain circumstances. That is because, at the time of the Stockholder Meeting, Stockholder may be considered an Affiliate of Extensity and because the distribution by Stockholder of Geac Common Shares has not been registered under the Securities Act. Accordingly, Stockholder may not sell, transfer or otherwise dispose of any Geac Common Stock issued to Stockholder in the Merger unless: (a) the sale, transfer or other disposition has been registered under the Securities Act, (b) the sale, transfer or other disposition is made in conformity with the volume, holding period and other applicable limitations imposed by or through Rule 145 under the Securities Act, (c) in the opinion of counsel reasonably acceptable to Geac (it being understood that the law firm of Cooley Godward LLP is deemed to be reasonably acceptable to Geac), the sale, transfer or other disposition is otherwise exempt from registration under the Securities Act, or (d) an authorized representative of the SEC takes a position in writing, reasonably acceptable to Geac, to the effect that the SEC would take no action, or that the staff of the SEC would not recommend that the SEC take action, with respect to such sale, transfer or other disposition, and a copy of such written position (a “No Action Correspondence”) is delivered to Geac. Stockholder understands that Geac will be under no obligation to register the sale, transfer or other disposition of any Geac Common Shares by Stockholder or on Stockholder’s behalf under the Securities Act or to take any other action necessary in order to make any exemption from registration available to Stockholder.

      2.     Contractual Restriction. In addition, as a contractual matter, Stockholder shall not sell, transfer or otherwise dispose of any Geac Common Shares even if the requirements of Section 1 of this Agreement have been satisfied, except as follows: (a) on the day after the three month anniversary of the Effective Time, Stockholder may sell, transfer or otherwise dispose of 16.7% of the Geac Common Shares, and (b) on the day after each subsequent monthly anniversary of the Effective Time, the Stockholder may sell, transfer or otherwise dispose of up to an additional 16.7% of the Geac Common Shares following each monthly anniversary. Stockholder may only sell, transfer or otherwise dispose of the Geac Common Shares as set out in this Section 2 if the provisions of Section 1 are met.

      3.     Stop Transfer Instructions and Legend. Stockholder understands and agrees that stop transfer instructions will be given to Geac’s transfer agent with respect to the Geac Common Shares owned by Stockholder. In addition, Stockholder understands and agrees that Geac will cause substantially the following legend to be placed on all certificates representing Geac Common Shares held by Stockholder:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, APPLIES. THE SECURITIES MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH A LOCK-UP AGREEMENT DATED AUGUST, 2002 BETWEEN THE HOLDER OF THE SECURITIES AND GEAC COMPUTER CORPORATION LIMITED. A COPY OF THAT AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF GEAC COMPUTER CORPORATION LIMITED.”

The legend shall be removed by delivery of substitute certificates without the legend, if Stockholder delivers to Geac a written request to remove the legend and such Geac Common Stock is no longer subject to the contractual transfer restrictions set forth at Section 2 of this Agreement and either (a) Stockholder has furnished Geac with reasonably satisfactory evidence and representations that the securities represented by the certificate are being or have been sold, transferred or otherwise disposed of in accordance with clause (a) or (b) of Section 1 above or (b) Stockholder has delivered to Geac the opinion contemplated by clause (c) of Section 1 above, in written form addressed to Geac and obtained at the cost of Stockholder, or (c) Stockholder has delivered to Geac the No Action Correspondence contemplated by clause (d) of Section 1 above, obtained at the cost of Stockholder.

      4.     Specific Performance. Stockholder acknowledges that Geac may be irreparably harmed and that there will be no adequate remedy at law for a breach of any of Stockholder’s promises contained in this Agreement. Accordingly, Stockholder agrees that, in addition to any other remedies that may be available to Geac, Geac shall be entitled to injunctive relief to restrain any breach or threatened breach of any such promise or otherwise to obtain specific performance of any of such promise.

      5.     Miscellaneous

      5.1.     Amendment and Modification. This Agreement contains the entire understanding, both oral and written, of the Parties. It supersedes any and all prior agreements and understandings with respect to its subject matter. This Agreement may be amended, modified or supplemented only by a written agreement of Geac and Stockholder.

      5.2.     Waiver. Any failure of Stockholder to comply with any provision of this Agreement may be waived by Geac only by a written instrument signed by Geac granting the waiver. However, a waiver or failure to insist upon strict compliance with a provision in this Agreement shall not operate as a waiver of, or estoppel with respect to, any subsequent failure to comply with that provision or any other provision of this Agreement.

      5.3.     Notices. All notices and other communications under this Agreement shall be in writing and shall be delivered personally, by overnight courier or similar means, or sent by facsimile with written confirmation of receipt, to the other Party at the applicable address specified below or to such other address for a Party as shall be specified by like notice. Any such notice shall be effective upon receipt, if personally delivered, or on the next Business Day following transmittal if sent by confirmed facsimile. Notices shall be delivered as follows:

      If to Geac:

Geac Computer Corporation Limited
11 Allstate Parkway, Suite 300
Markham, Ontario L3R 9T8
Canada
Telephone: (905) 940-3704
Facsimile: (905) 940-3722
Attention: Paul Birch

If to Stockholder:

Telephone: ( ) -
Facsimile: ( ) -

Attention:

5.4. Governing Law. This Agreement shall be governed by the laws of the State of Delaware without reference to its principles of conflicts of law.

      5.5.     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be treated as an original but all of which together shall constitute one and the same instrument.

      5.6.     Severability. If any provision of this Agreement is finally determined to be invalid, illegal or unenforceable in any respect, it shall be adjusted, if possible, to effect the original purposes of this Agreement as nearly as is possible. The validity, legality and enforceability of the remaining provisions of this Agreement shall be unaffected by that determination unless, and then only to the extent strictly necessary in order to accommodate, the deletion or adjustment of the provision that was determined to be invalid, illegal or unenforceable.

      5.7.     Expenses and Enforcement. Each Party shall pay its own costs and expenses incurred in connection with this Agreement. However, if either Party seeks to enforce any rights under this Agreement, whether through formal proceedings or otherwise, the Party that substantially prevails shall be entitled to reimbursement for that costs and expenses incurred in that effort including, without limitation, that Party’s reasonable attorneys’ fees and costs.

      5.8.     Further Assurances. Stockholder shall execute and deliver any additional documents and take any other actions, reasonably requested by Geac, to carry out the purposes and intent of this Agreement.

      5.9.     Spousal Consent. Stockholder confirms that, if Stockholder is married, Stockholder’s spouse consents to this Agreement in all respects.

      IN WITNESS WHEREOF, the Parties have signed this Agreement as of the date that appears in its first paragraph.

GEAC COMPUTER CORPORATION LIMITED

By

Name

Title

[Stockholder]

Name

ANNEX E

APPRAISAL RIGHTS

DELAWARE GENERAL CORPORATIONS LAW SECTION 262

SEC. 262.     APPRAISAL RIGHTS.

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

E-4